UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB /A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)  ☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Nomura Fudosan Office Fund Toshi Hojin
(Name of Subject Company)

Nomura Real Estate Office Fund, Inc.
(Translation of Subject Company’s Name into English (if applicable))

Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)

Nomura Real Estate Office Fund, Inc. on behalf of a Japanese investment corporation (toshi hojin) to be incorporated pursuant to the Act on Investment Trusts and Investment Corporations of Japan and the regulations thereunder

(Name of Person(s) Furnishing Form)

Investment Unit
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Yoshiyuki Ito
Executive Director
Nomura Real Estate Office Fund, Inc.
8-5-1, Nishi-Shinjuku, Shinjuku-ku, Tokyo 160-0023, Japan
(Telephone +81-3-3365-0507)
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)	See Exhibit Index.

(b) Not applicable.

Item 2. Informational Legends

Included in the previously submitted documents as Exhibit 1, Exhibit 2, and Exhibit 3, and the document attached hereto as Exhibit 4.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1) Form F-X previously filed with the Commission on May 28, 2015.

(2) Not applicable.

2

Exhibit Index

Exhibit Number	Description
1	Notice Concerning Execution of Merger Agreement by and among Nomura Real Estate Master Fund, Inc., Nomura Real Estate Office Fund, Inc. and Nomura Real Estate Residential Fund, Inc.*

2
Notice Concerning Forecasts of Financial Results for the Fiscal Period Ending February 29, 2016 and the Fiscal Period Ending August 31, 2016 following the Merger between Nomura Real Estate Master Fund, Inc., Nomura Real Estate Office Fund, Inc. and Nomura Real Estate Residential Fund, Inc.*

3	Notice Concerning Acquisition of Assets*

4	Notice of Convocation of the 7th General Meeting of Unitholders

*Previously submitted as part of Form CB on May 28, 2015

3

 PART IV - SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Yoshiyuki Ito
(Signature)

Yoshiyuki Ito
Executive Director
Nomura Real Estate Office Fund, Inc.
(Name and Title)

July 14, 2015
(Date)

4

EXHIBIT 4

Notice of Convocation of the 7th General Meeting of Unitholders

To unitholders in the United States:

This exchange offer or business combination is made for the securities of a foreign investment corporation. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers may be residents of a foreign country. You may not be able to sue a foreign investment corporation or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign investment corporation and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

July 13, 2015

To Our Unitholders

8-5-1, Nishi-Shinjuku, Shinjuku-ku Tokyo
Nomura Real Estate Office Fund, Inc.
Yoshiyuki Ito, Executive Director

Notice of Convocation of the 7th General Meeting of Unitholders

Nomura Real Estate Office Fund, Inc. (“NOF”) hereby notifies you of and requests your attendance at the 7th general meeting of unitholders of NOF to be held as set out below.

Please note that if you are unable to attend the meeting, you are entitled to exercise your voting rights in writing. Please refer to the reference documents for the general meeting of unitholders attached hereto, indicate your vote in favor or against on the voting form enclosed herewith for exercising voting rights and return the voting form to reach us by 5:00 p.m. on July 29, 2015 (Wednesday).

In addition, pursuant to Article 93, Paragraph 1 of the Act Concerning Investment Trusts and Investment Corporations, NOF stipulates provisions concerning “Deemed Approval” in Article 13, Paragraphs 1 and 2 of the Articles of Incorporation of NOF as set out below.

Therefore, please note that unitholders who do not attend the general meeting of unitholders and do not exercise their voting rights shall be deemed to be in favor of each of the proposals at such general meeting of unitholders (provided, however, that in cases where two or more proposals are submitted and any such proposal is in conflict in its nature with another proposal, both of such proposals shall be excluded from such deemed approval).

(Excerpt from the Articles of Incorporation of NOF)
Article 13, Paragraphs 1 and 2 of the Articles of Incorporation

Article 13.	(Deemed Approval)
1.
Any unitholder who does not attend a general meeting of unitholders and does not exercise his/her voting rights shall be deemed to be in favor of any proposal submitted to such general meeting of unitholders (provided, however, that in cases where two or more proposals are submitted and any such proposal is in conflict in its nature with another proposal, both of such proposals shall be excluded from such deemed approval).

2.
The number of voting rights owned by the unitholder deemed to be in favor of a proposal in accordance with the preceding Paragraph shall be included in the number of voting rights of the unitholders in attendance.

Details

1. Date and Time:	July 30, 2015 (Thursday)11:00 a.m.

2. Venue:	1-5-8, Nihonbashi Kayabacho, Chuo-ku, Tokyo
Tokyo Shoken Kaikan 8th floor hall
(Please refer to the guide map of the venue of the general meeting of unitholders at the end of this notice.)

The venue is different from the venue for the previous general meeting of unitholders. In visiting, please kindly refer to the “guide map of the venue of the 7th general meeting of unitholders” at the end of this notice.

3. Meeting Agenda:

Matters to be Resolved

Proposal No. 1 Approval of the Consolidation-Type Merger Agreement
Proposal No.2 Termination of the Asset Management Agreement with Nomura Real Estate Asset Management Co., Ltd.
Proposal No. 3 Partial Amendment of the Articles of Incorporation
Proposal No. 4 Appointment of One (1) Executive Director
Proposal No. 5 Appointment of Two (2) Supervisory Directors

-End-

(Requests)
◎	For those attending the meeting, please kindly submit the enclosed voting form to the reception at the venue.

(Information)
◎	Please note that, if NOF needs to amend matters stated in the reference documents for the general meeting of unitholders, such amendment will be posted on NOF’s website (http://www.nre-of.co.jp/).

◎
To exercise voting rights by proxy, you may have another unitholder with voting rights attend the general meeting of unitholders as your proxy. Please have the proxy submit a document evidencing the authority as proxy together with your voting form to the reception at the venue.

Reference Documents for the General Meeting of Unitholders

Proposals and Reference Matters

Proposal No. 1 Approval of Agreement for Consolidation-Type Merger

1. Purpose of the Merger

NOF, Nomura Real Estate Residential Fund, Inc. (“NRF”) and Nomura Real Estate Master Fund, Inc. (“NMF”; and NOF, NRF and NMF are individually referred to as the “Consolidated Investment Corporation” hereinafter) have agreed to implement a consolidation-type merger (the “Merger”), whereby October 1, 2015 is set as the date of incorporation of investment corporation (the “New Investment Corporation”) incorporated through the consolidation-type merger, and that we have entered into a merger agreement (the “Merger Agreement”) dated May 27, 2015.

The Japanese economy has been exhibiting a continuous period of modest recovery following the bottoming out of domestic demand that had been weak since the increase in the consumption tax rate in April 2014.  In addition, we observe improvement in business results by corporations and increase in capital expenditure, due to devalued yen and higher stock price as the result of additional monetary easing implemented by the Bank of Japan, as well as extension of another increase in the consumption tax rate and price decline prompted by decrease in oil price.  The overall Japanese economy is expected to continuously show the recovery trend as the labor and income environments are improving steadily and the anticipated underling support by personal consumption.

Under these circumstances, J-REIT market has been growing due to various factors such as the decision by the Bank of Japan to launch additional monetary easing in October 2014 and purchase more J-REIT units, inflow of the funds to J-REIT market as the Government Pension Investment Fund, the largest pension management operator in Japan, reformed its investment policies, and the increase in number of investment trusts investing in J-REIT and expansion of the private investment, stimulated by prolonged low interest rate policies and introduction of NISA (tax exemption scheme for small investment).

Established 13 years ago, the J-REIT market has market size that reached over JPY 10 trillion based on the aggregate market price with 51 listed J-REITs.  The asset types which J-REITs invest in have expanded and diversified from their initial focus on office buildings, to retail facilities, residential facilities, logistics facilities, hotels, factories, infrastructure facilities and health care facilities.  We expect that J-REIT market will further develop and contribute more to the Japanese society.

NOF, NRF and NMF each entrusts its asset management to Nomura Real Estate Asset Management Co., Ltd. (“NREAM”) and is provided support by Nomura Real Estate Holdings, Inc. and its group companies (the “Nomura Real Estate Group”) and have established stable track records.

NOF is a specialized type J-REIT, investing in office buildings.  NOF investment units were listed on the REIT section of the Tokyo Stock Exchange, Inc. (“TSE”) in December 2003 with its initial portfolio of 12 properties (the total acquisition price of JPY 104.2 billion) and it has a track record of 23 fiscal periods.  To secure stable mid- to long-term income, NOF invests in competitive properties with favorable location and high basic building functionality.  After its listing, NOF expanded its portfolio to 55 properties (the total acquisition price of JPY 414.4 billion) through property acquisitions with five times public offerings and other funding methods.

NRF is a specialized type J-REIT, investing in residential facilities.  NRF investment units were listed on the REIT section of the TSE in February 2007 with its initial portfolio of 89 properties (the total acquisition price of JPY 69.5 billion) and it has a track record of 17 fiscal periods.  NRF has established stable portfolio over the mid- to long-term by selective acquisitions of properties targeted to those with strong demand from tenants, and execution of portfolio replacement strategy to improve the portfolio quality. During more than eight-year period after its listing, NRF expanded its portfolio to 146 properties (the total acquisition price of JPY 162.2 billion) (excluding dispositions on May 29, 2015 and June 1, 2015) through property acquisitions with four times public offerings and other funding methods.

NMF is a complex type J-REIT, investing in logistics facilities and retail facilities.  NMF investment units were listed on the REIT section of the TSE in June 2013 with its initial portfolio of 54 properties (the total acquisition price of JPY 227.6 billion) and it has a track record of four fiscal periods.  NMF invests in properties that are primarily located in Greater Tokyo, which is supported by solid demand, establishing a well-balanced portfolio consisting of logistics facilities and retail properties which form an essential part of the economic and industrial activities.  During the approximately two-year period after its listing, NMF expanded its portfolio to 56 properties, with the total acquisition price of JPY 265.5 billion (including an acquisition on July 1, 2015 and excluding an anticipated disposition scheduled on September 1, 2015).

As mentioned above, NOF, NRF and NMF managed their respective portfolio, each leveraging its own characteristics, to secure stable mid- to long-term income and steadily increase the portfolio size; however, in recent years, we are facing change in business environment such as intensified acquisition competitions caused by emerging new players to real estate market, polarization of size in J-REITs, and diversification of investment asset types of J-REITs.

Confronting such change in business environment, NOF, NRF and NMF have respectively considered measures to maximize sustainable growth of unitholders’ value and have shared a common view that we will need to expand our asset size, diversify portfolio and strengthen the stability of financing basis in order to strengthen capacity for future growth.  With such mutual recognition, NMF proposed a merger to NOF and NRF in February 17, 2015 as a measure to improve NOF, NRF and NMF’s unitholder value and have discussed and considered the merger.  NOF, NRF and NMF have reached a common view that the Merger is the best way to improve our respective unitholders’ value, through becoming a top-class domestic diversified type J-REIT with the asset size of more than JPY 900 billion, with  increased asset size and diversified investment types of assets that will contribute to expand  acquisition opportunities, stabilize of portfolio, enhance of risk tolerance, gain competitive strength for asset acquisitions and stabilize finance basis.  In addition, NOF, NRF and NMF believe that we can achieve both growth and stability in managing the portfolio by making the best use of NREAM’s abundant and professional expertise accumulated through management of NOF, NRF and NMF and effectively leveraging wide-range know-hows and brands held by Nomura Real Estate Group, one of the major comprehensive real estate developers in Japan.  Therefore, NOF, NRF and NMF entered into the Merger Agreement.

In particular, the following demonstrates our concept of the Merger:

i) Pursue sustainable growth by transforming from “Specialized type J-REIT” to “Diversified type J-REIT”

By transformation into a diversified type J-REIT as a result of the Merger, it will be possible for us not only to pursue both stable profitability and growth at the same time through diversification of asset types and aim to achieve a J-REIT of middle-risk and middle-return, but also to bring us continuous and stable growth of portfolio by captivating optimal timing of investment opportunities which differ according to asset types and expand acquisitions opportunities through diversification of investment asset types.

ii) Strengthen stability and enhance growth strategy through benefit of a large scale REIT

We believe changing into a large scale REIT as a result of the Merger will dramatically enhance the portfolio stability through expansion of asset size, and we can actively implement measures to improve our portfolio value such as disposition and reconstruction of our existing properties, as well as enhance the stability of our finance basis.

iii) Accelerating mutual growth with Nomura Real Estate Group by establishing “Leasing Business Value Chain”

To fully leverage enhancement of future growth capability of the New Investment Corporation through transformation into a “diversified type J-REIT” and becoming a “large scale J-REIT”, NREAM entered into a basic agreement with respect to leasing value chain with Nomura Real Estate Development Co., Ltd. (“NRE”), Nomura Real Estate Partners Co., Ltd. and GEO-AKAMATSU Co., LTD. on May 27, 2015.  Pursuant to such agreement, in addition to the existing support for external growth through “property pipeline” by way of provision of real estate related information from Nomura Real Estate Group companies, the parties above will establish an interactive “management pipeline” among Nomura Real Estate Group companies.  Through such “management pipeline”, we can mutually share information and know-hows on leasing properties, collaborate in addressing and implementing necessary measures to create and promote value such as enhancement of brand value and profitability of managing assets both in hardware and software aspects, aiming to strengthen the brands for sponsor developed properties such as “PMO”, “PROUD FLAT”, “GEMS” and “Landport” and improve the value of properties owned by the New Investment Corporation.  We believe these measures will create an amicable cycle of mutual growth between the New Investment Corporation and Nomura Real Estate Group companies and thereby contribute to the growth of unitholders’ value.

After the Merger, the New Investment Corporation, with the above-mentioned concepts of the Merger in mind, aims to secure stable mid- to long-term income and maximize unitholders’ value through steadily increasing the portfolio size.  In addition, we expect, as a positive effect of the Merger, market price of investment units could be more stabilized due to increase in cash distribution through external and internal growth and improved liquidity of investment units.

As described in “4. Summary of Description Prescribed in Article 196, Item 2 and 3 of the Enforcement Ordinance of the Act Concerning Investment Trusts and Investment Corporations” below, as the first measure of the “Leasing Business Value Chain”, the New Investment Corporation will acquire seven properties consisting of retail facilities, office buildings and residential facilities from NRE subject to the Merger coming into effect and other relevant conditions, through which we intend to improve the portfolio quality and maximize unitholders’ value.

Due to transformation into a diversified type J-REIT as a result of the Merger, as described in the exhibit (Merger Agreement) in “2. Overview of Merger Agreement” below, the Articles of Incorporation of the New Investment Corporation will provide that main uses of real estate (including surface rights and leaseholds of real estate) or underlying real estate it invests in shall not be limited, and will include uses of logistics facilities, retail facilities, office building, residential facilities and other various uses.

In addition, it is expected that goodwill will be generated as a result of the Merger, but the issue in relation with the imposition of the corporation and other taxes due to discrepancy in accounting and tax treatments in connection with amortization costs of goodwill was resolved by the tax reform in tax year 2015, and it is also one of the factors that led to execution of the Merger Agreement.

NOF hopes that unitholders will support the purpose of the Merger and approve the Merger Agreement.

2. Overview of Merger Agreement

Merger Agreement (Copy)

Nomura Real Estate Master Fund, Inc. (“NMF”), Nomura Real Estate Office Fund, Inc. (“NOF”) and Nomura Real Estate Residential Fund, Inc. (“NRF”) hereby enter into this merger agreement (the “Agreement”) as follows.

Article 1                 Merger Method

NMF, NOF and NRF shall conduct a consolidation-type merger (the “Merger”) under Article 148 of the Act on Investment Trusts and Investment Corporations (Act No. 198 of 1951, as amended; the “Investment Trust Act”) in which NMF, NOF and NRF are the corporations consolidated through the Merger, and NMF, NOF and NRF shall cause the corporation incorporated through the Merger (the “New Investment Corporation”) to succeed to all of their rights and obligations.

Article 2                   Trade Names and Addresses of Merger Parties

The trade names and addresses of the corporations consolidated through the Merger are as follows:

(1)	NMF’s trade name and address Trade name: Nomura Real Estate Master Fund, Inc. Address: 8-5-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo

(2)	NOF’s trade name and address Trade name: Nomura Real Estate Office Fund, Inc. Address: 8-5-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo

(3)	NRF’s trade name and address Trade name: Nomura Real Estate Residential Fund, Inc. Address: 8-5-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo

Article 3	Purpose, Trade Name, Location of Head Office, Total Number of Investment Units Authorized to Be Issued, and Matters to Be Provided for in Articles of Incorporation of New Investment Corporation

1.	The purpose, trade name and location of the head office of, and the total number of investment units authorized to be issued by, the New Investment Corporation are as follows:

(1)	Purpose

The purpose of the New Investment Corporation is as set out in Article 2 of the Articles of Incorporation attached hereto.

(2)	Trade Name

The trade name of the New Investment Corporation will be Nomura Fudousan Master Fund Toushi Houjin, which in English will be Nomura Real Estate Master Fund, Inc.   However, NMF, NOF and NRF may, upon consultation, change this by no later than the earliest of the dates of the general unitholders' meetings of NMF, NOF and NRF set forth in each paragraph of Article 8.

(3)	Location of Head Office

The head office of the New Investment Corporation will be located in Shinjuku-ku, Tokyo.

(4)	Total Number of Investment Units Authorized to Be Issued

The total number of investment units authorized to be issued will be 20,000,000.

2.
In addition to the matters provided for above, the matters to be provided for in the Articles of Incorporation of the New Investment Corporation are as set out in the Articles of Incorporation attached hereto.

Article 4	Names of Initial Executive Director, Supervisory Directors and Accounting Auditor upon Incorporation of New Investment Corporation

1.	The name of the initial executive director upon the incorporation of the New Investment Corporation is as follows:
Satoshi Yanagita

2.	The names of the initial supervisory directors upon the incorporation of the New Investment Corporation are as follows:
Sadahiko Yoshimura and Shuhei Yoshida

3.	The name of the initial accounting auditor upon the incorporation of the New Investment Corporation is as follows:
Ernst & Young ShinNihon LLC

Article 5	Method for Calculating Number of Investment Units to Be Delivered Through Merger and Matters Concerning Allotment of Them

1.
At the time of the Merger, the New Investment Corporation will newly issue investment units of the New Investment Corporation in the amount of the total number of investment units of NMF held by unitholders listed or recorded in NMF’s last unitholders’ register as of the day before the date of incorporation of the New Investment Corporation (the “Date of Incorporation”) (excluding NMF, NOF, NRF, and unitholders of NMF who have requested that NMF buyback investment units they hold under Article 149-13 of the Investment Trust Act; the “NMF Unitholders to Receive Allotment”), and the New Investment Corporation will allot 1 investment unit of the New Investment Corporation for each investment unit of NMF to the NMF Unitholders to Receive Allotment.

2.
At the time of the Merger, the New Investment Corporation will newly issue investment units in the amount calculated by multiplying the total number of investment units of NOF held by unitholders listed or recorded in NOF’s last unitholders’ register as of the day before the Date of Incorporation (excluding NMF, NOF, NRF, and unitholders of NOF who have requested that NOF buyback investment units they hold under Article 149-13 of the Investment Trust Act; the “NOF Unitholders to Receive Allotment”) by 3.6, and the New Investment Corporation will allot 3.6 investment units of the New Investment Corporation for each investment unit of NOF to the NOF Unitholders to Receive Allotment.

3.
At the time of the Merger, the New Investment Corporation will newly issue investment units in the amount calculated by multiplying the total number of investment units of NRF held by unitholders listed or recorded in NRF’s last unitholders’ register as of the day before the Date of Incorporation (excluding NMF, NOF, NRF, and unitholders of NRF who have requested that NRF buyback investment units they hold under Article 149-13 of the Investment Trust Act; the “NRF Unitholders to Receive Allotment”) by 4.45, and the New Investment Corporation will allot 4.45 investment units of the New Investment Corporation for each investment unit of NRF to the NRF Unitholders to Receive Allotment.

4.
In respect of any of the preceding paragraphs, if the number of investment units of the New Investment Corporation that shall be delivered to the NMF Unitholders to Receive Allotment, NOF Unitholders to Receive Allotment and NRF Unitholders to Receive Allotment includes a fraction of less than one unit, the New Investment Corporation shall handle such fractions in accordance with the provisions of Article 149-17 of the Investment Trust Act.

Article 6	Matters Concerning Total Amount of Investment of New Investment Corporation

The total amount of investment and the amount of investment surplus of the New Investment Corporation are as set out below.  However, NMF, NOF and NRF may change such amount through consultation and agreement based on the state of the assets of NMF, NOF and NRF as of the day before the Date of Incorporation.

(1)	Total Amount of Investment:
161,120,405,000 yen

(2)	Amount of Investment Surplus:
The amount obtained by deducting the amount provided for in the preceding item from the amount of the change in unitholders’ capital as provided for in Article 27, Paragraph 1 of the Ordinance on Accountings of Investment Corporations (Cabinet Office Ordinance No. 47 of 2006; as amended) (the “Investment Corporations Accountings Ordinance”)

Article 7	Date of Incorporation of New Investment Corporation

1.	The Date of Incorporation shall be October 1, 2015.

2.
Notwithstanding the provisions of the preceding paragraph, NMF, NOF and NRF may, through consultation and agreement, change the Date of Incorporation if it is necessary to do so, in relation to the progress of the procedures for the Merger or for any other reason.

Article 8	General Meeting of Unitholders for Approval of Merger Agreement, etc.

1.
NMF shall hold a general meeting of unitholders on July 30, 2015 or the date separately agreed by and between NMF, NOF and NRF, and shall request the approval of the following matters: (i) the approval of this Agreement pursuant to the provisions set forth in Article 149-12, Paragraph 1 of the Investment Trust Act and (ii) other matters separately agreed by and between NMF, NOF and NRF.

2.
NOF shall hold a general meeting of unitholders on July 30, 2015 or the date separately agreed by and between NMF, NOF and NRF, and shall request the approval of the following matters: (i) the approval of this Agreement pursuant to the provisions set forth in Article 149-12, Paragraph 1 of the Investment Trust Act; (ii) the termination of its asset management agreement with Nomura Real Estate Asset Management Co., Ltd. (“NREAM”) on the condition that the Merger has taken effect; and (iii) other matters separately agreed by and between NMF, NOF and NRF.

3.
NRF shall hold a general meeting of unitholders on July 31, 2015 or the date separately agreed by and between NMF, NOF and NRF, and shall request the approval of the following matters: (i) the approval of this Agreement pursuant to the provisions set forth in Article 149-12, Paragraph 1 of the Investment Trust Act; (ii) the termination of its asset management agreement with NREAM on the condition that the Merger has taken effect; and (iii) other matters separately agreed by and between NMF, NOF and NRF.

Article 9	Related Corporations, etc. of New Investment Corporation

1.
The asset management company (which is prescribed in Article 2, Paragraph 21 of the Investment Trust Act; the same shall apply hereinafter), the asset custody company (which is prescribed in Article 2, Paragraph 22 of the Investment Trust Act; the same shall apply hereinafter), and the administrative agent (which is prescribed in Article 2, Paragraph 23 of the Investment Trust Act, and which is entrusted with the business affairs prescribed in each of the items of Article 117 of the Investment Trust Act; the same shall apply hereinafter), of the New Investment Corporation shall be as set forth in the Articles of Incorporation attached hereto; provided, however, that this shall not apply if NMF, NOF and NRF separately consult and agree otherwise.

2.
On the condition that the Merger has taken effect, NOF will terminate, by (but not including) the Date of Incorporation, its asset management agreement with NREAM, asset custodian agreement with its asset custody company, audit agreement with its account auditor, general administrative service agreement with its administrative agent (excluding (i) its agreement regarding general administrative services for investment corporation bonds or short-term investment corporation bonds (including administrative services as a commissioned company for investment corporation bonds) executed with the Bank of Tokyo-Mitsubishi UFJ, Ltd., Sumitomo Mitsui Banking Corporation, Nomura Securities Co., Ltd. and Mizuho Securities Co., Ltd. and (ii) its agreement regarding special account management executed with Mitsubishi UFJ Trust and Banking Corporation) and other agreements separately agreed by and between NMF, NOF and NRF; provided, however, that this shall not apply if NMF, NOF and NRF separately consult and agree otherwise.

3.
On the condition that the Merger has taken effect, NRF will terminate, by (but not including) the Date of Incorporation, its asset management agreement with NREAM, asset custodian agreement with its asset custody company, audit agreement with its account auditor, general administrative service agreement with its administrative agent (excluding its agreement regarding general administrative services for investment corporation bonds executed with the Bank of Tokyo-Mitsubishi UFJ, Ltd. or Sumitomo Mitsui Banking Corporation) and other agreements separately agreed by and between NMF, NOF and NRF; provided, however, that this shall not apply if NMF, NOF and NRF separately consult and agree otherwise.

Article 10	Cash Distributions

1.
From (and including) the date of execution of this Agreement to (but not including) the Date of Incorporation, NMF shall not distribute cash to unitholders, or acquire investment units with compensation upon agreement with unitholders.  The New Investment Corporation may distribute cash in the amount not exceeding the distributable profit for the fiscal period ending August 31, 2015 to unitholders or registered pledgees of investment units listed or recorded on the NMF’s last unitholders’ register as of August 31, 2015.

2.
From (and including) the date of execution of this Agreement to (but not including) the Date of Incorporation, NOF may distribute cash in the amount not exceeding the distributable profit for the fiscal period ending April 30, 2015 to unitholders or registered pledgees of investment units listed or recorded on the NOF’s last unitholders’ register as of April 30, 2015.  NOF shall not distribute any other cash to unitholders.  During the period mentioned above, NOF shall not acquire investment units with compensation upon agreement with unitholders.

3.
From (and including) the date of execution of this Agreement to (but not including) the Date of Incorporation, NRF may distribute cash in the amount not exceeding the distributable profit for the fiscal period ending May 31, 2015 to unitholders or registered pledgees of investment units listed or recorded on the NRF’s last unitholders’ register as of May 31, 2015.  NRF shall not distribute any other cash to unitholders.  During the period mentioned above, NRF shall not acquire investment units with compensation upon agreement with unitholders.

Article 11	Cash Delivered upon Merger

1.
In addition to the investment units set forth in Article 5, Paragraph 1, in place of NMF’s cash distribution to unitholders of NMF for NMF’s fiscal period ending on the day before the Date of Incorporation (the “NMF’s Final Fiscal Period”), the New Investment Corporation will pay cash delivered upon the Merger to the NMF Unitholders to Receive Allotment within a reasonable period, after the Date of Incorporation, considering calculation of NMF’s revenue for the NMF’s Final Fiscal Period, office procedures for the delivery of a payment, etc.  The amount of such cash delivered upon the Merger is calculated in accordance with the following formula (truncated to the nearest yen) for every 1 investment unit of NMF they own.

Amount of cash delivered upon the Merger per investment unit	=	Amount of NMF’s distributable profits as of the day before the Date of Incorporation
Number of NMF’s outstanding investment units as of the day before the Date of Incorporation

In addition, “Number of NMF’s outstanding investment units as of the day before the Date of Incorporation” described in the formula above is the number of investment units that is obtained by deducting (a) the number of investment units held by the NMF unitholders other than the NMF Unitholders to Receive Allotment from (b) the number of NMF’s investment units issued and outstanding as of the day before the Date of Incorporation.

2.
In addition to the investment units set forth in Article 5, Paragraph 2, in place of NOF’s cash distribution to unitholders of NOF for NOF’s fiscal period ending on the day before the Date of Incorporation (the “NOF’s Final Fiscal Period”), the New Investment Corporation will pay cash delivered upon the Merger to the NOF Unitholders to Receive Allotment within a reasonable period, after the Date of Incorporation, considering calculation of NOF’s revenue for the NOF’s Final Fiscal Period, office procedures for the delivery of a payment, etc.  The amount of such cash delivered upon the Merger is calculated in accordance with the following formula (truncated to the nearest yen) for every 1 investment unit of NOF they own.

Amount of cash delivered upon the Merger Per investment unit	=	Amount of NOF’s distributable profits as of the day before the Date of Incorporation
Number of NOF’s outstanding investment units as of the day before the Date of Incorporation

In addition, “Number of NOF’s outstanding investment units as of the day before the Date of Incorporation” described in the formula above is the number of investment units that is obtained by deducting (a) the number of investment units held by the NOF unitholders other than the NOF Unitholders to Receive Allotment from (b) the number of NOF’s investment units issued and outstanding, as of the day before the Date of Incorporation.

3.
In addition to the investment units set forth in Article 5, Paragraph 3, in place of NRF’s cash distribution to unitholders of NRF for NRF’s fiscal period ending on the day before the Date of Incorporation (the “NRF’s Final Fiscal Period”), the New Investment Corporation will pay cash delivered upon the Merger to the NRF Unitholders to Receive Allotment within a reasonable period, after the Date of Incorporation, considering calculation of NRF’s revenue for the NRF’s Final Fiscal Period, office procedures for the delivery of a payment, etc.  The amount of such cash delivered upon the Merger is calculated in accordance with the following formula (truncated to the nearest yen) for every 1 investment unit of NRF they own.

Amount of cash delivered upon the Merger per investment unit	=	Amount of NRF’s distributable profits as of the day before the Date of Incorporation
Number of NRF’s outstanding investment units as of the day before the Date of Incorporation

In addition, “Number of NRF’s outstanding investment units as of the day before the Date of Incorporation” described in the formula above is the number of investment units that is obtained by deducting (a) the number of investment units held by the NRF unitholders other than the NRF Unitholders to Receive Allotment from (b) the number of NRF’s investment units issued and outstanding, as of the day before the Date of Incorporation.

Article 12	Succession to Corporation Assets

The New Investment Corporation will on the Date of Incorporation succeed all of the assets, liabilities, rights, and obligations of NMF, NOF and NRF as of the Date of Incorporation.

Article 13	Covenants

1.
From (and including) the date of execution of this Agreement to (but not including) the Date of Incorporation, NMF, NOF and NRF shall conduct their respective businesses, and manage and operate their own assets in substantially the same manner as before the execution of this Agreement and in the manner of the ordinary course of business with the care of a good manager, and cause their respective asset management companies, asset custody companies, administrative agents, or account auditors and other third parties to do the same. With respect to the actions that materially affect their respective assets, or rights and obligations (including an issuance of investment units and execution or implementation of agreement on the acquisition or sales of the properties, etc., but excluding those prescribed in this Agreement and those under the agreements already executed as of the date of execution of this Agreement), the parties shall take such actions upon obtaining prior consent of the other parties (for NMF, NOF and NRF; for NOF, NMF and NRF; for NRF, NMF and NOF; thereinafter the same.) (such consent shall not be unreasonably refused, withheld or delayed).

2.
From (and including) the date of execution of this Agreement to (but not including) the Date of Incorporation, NMF, NOF and NRF shall take practical measures that are necessary for the Merger, and in order to take such measures, the parties shall cooperate as necessary, such as mutual information exchange.

3.
From (and including) the date of execution of this Agreement to (but not including) the Date of Incorporation, NMF, NOF and NRF shall be responsible for performance of their obligation with respect to their loans and the investment corporation bonds, etc., and shall not engage in actions resulting in breaches of financial covenants.

Article 14	Termination of the Merger

NMF, NOF or NRF may terminate this Agreement upon written notice to the other parties thereunder before the Date of Incorporation, without bearing any responsibility or obligation of payment to the other parties (except for the case in which there is a breach attributable to the party itself who wishes to terminate this Agreement), if any of following conditions are unfulfilled or if it is proven that any of following conditions will not be fulfilled, on the Date of Incorporation:

(1)	It is confirmed in terms and manner reasonably satisfactory to NMF, NOF and NRF that the filing of a registration statement on Form F-4 is not required under the U.S. securities laws.

(2)
NOF and NREAM have agreed to terminate as of the Date of Incorporation the Asset Management Agreement executed between NOF and NREAM, with the contents that NMF and NRF are reasonably satisfied.  In addition, NRF and NREAM have agreed to terminate as of the Date of Incorporation the Asset Management Agreement executed between NRF and NREAM, with the contents that NMF and NOF are reasonably satisfied.

(3)
Approvals at the general meeting of unitholders of each of NMF, NOF and NRF prescribed in each paragraph of Article 8 as well as other procedures and the acquisition of permits and approvals pursuant to applicable laws and regulations and the internal rules that are required in relation to the Merger or in order to implement the matter contemplated in connection with the Merger, have been completed.

(4)
Prior consent has been obtained from all of the financial institutions that have been providing loans to NMF, NOF or NRF, regarding the implementation of the Merger and the terms and conditions for the lending on and after the Date of Incorporation (including the countermeasures for the prevention of the occurrence of breaches of financial covenants, breaches of provisions and events of default under the loan agreements), and such consent has not been withdrawn by any of such financial institutions.

(5)
Approval from the other parties from whom NMF, NOF and NRF should obtain an approval regarding the implementation of the Merger in compliance with contracts, etc.(except (i) financial institutions prescribed in the preceding item and (ii) the parties with whom NMF, NOF and NRF have consulted and agreed that there is no importance to maintain relevant agreement, etc. for operation of the New Investment Corporation) has been obtained.

(6)	There exist no events that are reasonably considered to be a material obstruction or issue for the realization of the Merger.

(7)
There has been no breach of contractual obligations (including this Agreement) or any default in monetary obligations (including delinquency in payment of tax due and payable) (however, excluding minor breach for both cases), as to NMF, NOF and NRF.  In addition, there has been no occurrence of event of default (including any event that shall fall in an event of default as a result of notice, the passage of time, or both), suspension of payment, inability to pay debts, or commencement of or filing of petition for bankruptcy, special liquidation, civil rehabilitation, or other applicable legal insolvency procedures, as to NMF, NOF and NRF.

(8)
None of NMF, NOF or NRF has received administrative sanction such as deletion of the registration, suspension of business in whole or in part, or other administrative sanction that would cause material difficulty or material adverse effects to implement the Merger from the regulatory agencies.

Article 15	Amendment to the Merger Conditions; Termination of this Agreement

NMF, NOF and NRF may, through consultation in good faith and agreement, amend the conditions of the Merger or other contents of this Agreement or terminate this Agreement, if, during the period from (and including) the date of execution of this Agreement to (but not including) the Date of Incorporation, (i) there is a material change in the assets or management situation of NMF, NOF or NRF; (ii) a situation arises that will materially obstruct the implementation of the Merger; (iii) achievement of the purpose of the Merger become difficult due to any other event; or (iv) it becomes apparent that an event has arisen that might give rise to one of the above situations.

Article 16.	Expenses

Except as otherwise provided in this Agreement, each party to this Agreement shall bear the expenses incurred by the day before the Date of Incorporation, including the remuneration for certified public accountants, lawyers, licensed tax accountants, an investigation firm, advisors and other professionals retained for its own benefit in connection with the preparation and execution of this Agreement and various procedures and transactions planned under this Agreement, and other commissions, expenses, etc. (the “Expenses”).  NMF, NOF and NRF shall record the Expenses to be borne by themselves as expenses in the financial statements for the fiscal period that ends before the Date of Incorporation (including the fiscal period ending on the day before the Date of Incorporation).

Article 17.	Governing Law and Jurisdiction

1.	This Agreement shall be governed by, and construed in accordance with, Japanese Law.

2.	Each party to this Agreement shall agree that the Tokyo District Court shall have exclusive jurisdiction of the first instance over all disputes arising in connection with this Agreement.

Article 18.	Consultation in Good Faith

With respect to any matter not described in this Agreement, NMF, NOF and NRF shall resolve such matter that is necessary in respect of the Merger in accordance with the purpose of this Agreement upon mutual consultation.

(REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK.)

IN WITNESS WHEREOF, three (3) counterparts of this Agreement have been prepared, and each of the parties shall affix its name and seal impression thereon, and retain one (1) counterpart each.

May 27, 2015

NMF:	Nomura Real Estate Master Fund, Inc.
8-5-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo
Satoshi Yanagita, Executive Director

NOF:	Nomura Real Estate Office Fund, Inc.
8-5-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo
Yoshiyuki Ito, Executive Director

NRF:	Nomura Real Estate Residential Fund, Inc.
8-5-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo
Shozo Matsumura, Executive Director

Attachment (Merger Agreement)

ARTICLES OF INCORPORATION
of
NOMURA REAL ESTATE MASTER FUND, INC.
(Nomura Fudosan Master Fund Toshi Hojin)

CHAPTER I

GENERAL PROVISIONS

Article 1.	(Trade Name)

The investment corporation shall be called Nomura Fudosan Master Fund Toshi Hojin, and in English, Nomura Real Estate Master Fund, Inc. (the “Investment Corporation”).

Article 2.	(Purpose)

The purpose of the Investment Corporation shall be to manage assets in accordance with the Act Concerning Investment Trusts and Investment Corporations (the “Investment Trust Act”) through investment primarily in Specified Assets (here and hereafter, meaning the assets specified in the Investment Trust Act).

Article 3.	(Location of Head Office)

The Investment Corporation shall have its head office in Shinjuku-ku, Tokyo.

Article 4.	(Method of Giving Public Notice)

Public notices of the Investment Corporation shall be given in the Nihon Keizai Shimbun.

CHAPTER II

INVESTMENT UNITS

Article 5.	(Repayment for Units at the Request of Unitholders and Acquisition of Units through Agreement with Unitholders)

1.	The Investment Corporation shall not make repayment for any unit at the request of unitholders.

2.	The Investment Corporation shall be able to acquire its investment units for value through agreement with unitholders.

Article 6.	(Total Number of Units Authorized to Be Issued by the Investment Corporation)

1.	The total number of units authorized to be issued by the Investment Corporation shall be twenty million (20,000,000) units.

2.	The ratio of the issue price of units issued and offered in Japan to the aggregate issue price of units issued by the Investment Corporation shall exceed 50%.

3.
The Investment Corporation may offer units to be issued by the Investment Corporation for subscription, upon obtaining an authorization of the Board of Directors, within the scope provided in Paragraph 1.  The issue price for the Units for Subscription (meaning the units allotted to persons who, in response to such offer, applied for subscription of such units) shall be approved by the Board of Directors as deemed as a fair price in light of the contents of the assets owned by the Investment Corporation (the “Investment Assets”).

Article 7.	(Unit Handling Regulations)

The handling of units of the Investment Corporation and fees therefor shall be governed by the Unit Handling Regulations established by the Board of Directors, as well as by laws and regulations or these Articles of Incorporation.

Article 8.	(Minimum Net Asset Amount to be Maintained at All Times by the Investment Corporation)

The minimum net asset amount that the Investment Corporation shall maintain at all times shall be fifty million (50,000,000) yen.

CHAPTER III

GENERAL MEETINGS OF UNITHOLDERS

Article 9.	(Holding and Convocation of Meetings)

1.
General meetings of unitholders shall be convened on May 1, 2017 or without delay after that date and a general meeting of unitholders shall be convened every two years thereafter on May 1 or without delay after that date.

2.	In addition to the case set forth in the preceding paragraph, general meetings of unitholders shall be convened when necessary.

3.
General meetings of unitholders shall, unless otherwise stipulated by laws and regulations, be convened by the executive director if there is one executive director, and if there are two or more executive directors, by one executive director in accordance with the order previously determined by the Board of Directors.

Article 10.	(Chairman)

The chairman of a general meeting of unitholders shall, when there is only one executive director, be such executive director, and when there are two or more executive directors, be one of such executive directors in accordance with an order previously determined by the Board of Directors; provided, however, that if the executive director to be the chairman is unable to so act due to accidents, another executive director or a supervisory director shall serve as chairman in accordance with the order previously determined by the Board of Directors.

Article 11.	(Resolutions)

1.
Resolutions of a general meeting of unitholders shall, unless otherwise stipulated by laws and regulations or these Articles of Incorporation, be adopted by a majority of voting rights of the unitholders in attendance at the general meeting of unitholders.

2.	A unitholder may exercise his/her voting rights by delegating such voting rights to another unitholder of the investment Corporation who has voting rights as a proxy.

3.	In case of the preceding Paragraph, a unitholder or the proxy shall submit a certificate evidencing the status of the proxy for each general meeting of unitholders to the Investment Corporation.

Article 12.	(Exercise of Voting Right in Writing)

1.
Exercise of voting right in writing shall require a statement of the necessary matters in the document for the exercise of voting right and submission to the Investment Corporation of the document with the necessary matters stated by the time specified by laws and regulations.

2.	The number of voting rights exercised in writing in accordance with the preceding Paragraph shall be included in the number of voting rights of the unitholders in attendance.

Article 13.	(Exercise of Voting Right through Electromagnetic Methods)

1.
Exercise of voting right through electromagnetic methods shall require provision of necessary matters that should be stated in the document for the exercise of voting right to the Investment Corporation through electromagnetic methods, as prescribed by laws and regulations and with approval from the Investment Corporation, by the time specified by laws and regulations.

2.	The number of voting rights exercised through electromagnetic methods in accordance with the preceding Paragraph shall be included in the number of voting rights of the unitholders in attendance.

Article 14.	(Deemed Approval)

1.
Any unitholder who does not attend a general meeting of unitholders and does not exercise his/her voting rights shall be deemed to be in favor of any proposal submitted to such general meeting of unitholders (provided, however, that in cases where two or more proposals are submitted and any such proposal is in conflict in its nature with another proposal, both of such proposals shall be excluded from such deemed approval).

2.
The number of voting rights owned by the unitholder deemed to be in favor of a proposal in accordance with the preceding Paragraph shall be included in the number of voting rights of the unitholders in attendance.

Article 15.	(Record Date, etc.)

1.
In cases where general meetings of unitholders are convened pursuant to the provisions of Article 9, Paragraph 1, the Investment Corporation shall determine the unitholders listed in the latest unitholders’ list as of the last day of February 2017 and the last day of February of every two years thereafter as the person who may exercise voting rights at relevant general meeting of unitholders.

2.
The Investment Corporation may determine unitholders listed in the latest unitholders’ list as of the record date determined by a resolution of the Board of Directors and announced in advance in a public notice in accordance with laws and regulations as the person who may exercise voting rights at a general meeting of unitholders, when necessary.

3.	The minutes of a general meeting of unitholders shall be prepared, in accordance with laws and regulations.

CHAPTER IV

EXECUTIVE DIRECTORS AND SUPERVISORY DIRECTORS

Article 16.	(Number of Executive Directors and Supervisory Directors)

The number of executive directors of the Investment Corporation shall be no less than one and the number of supervisory directors of the Investment Corporation shall be no less than two (provided, however, the number of supervisory directors shall exceed the number of executive directors).

Article 17.	(Election and Term of Executive Directors and Supervisory Directors)

1.	Executive directors and supervisory directors shall be elected through a resolution adopted by a general meeting of unitholders, unless otherwise stipulated by laws and regulations.

2.
The term of office of executive directors and supervisory directors shall be two years after their respective assumption of office; provided, however, that this shall not preclude the extending or shortening the term of office to the extent prescribed by laws and regulations by resolution of a general meeting of unitholders. In addition, the term of office of any executive director or supervisory director elected to fill a vacancy or to increase in number the executive directors or supervisory directors shall be the same as the remaining term of office of his/her predecessor or of the other executive directors or supervisory directors then in office.

3.
The period during which the resolution on the election of substitute directors (here and hereafter in this Paragraph, meaning executive directors and supervisory directors) to fill a vacancy will remain in force shall continue until the expiration of the term of office of the directors to be substituted who were elected at the general meeting of unitholders at which the aforementioned resolution was adopted (in cases where the directors were not elected at such general meeting of unitholders, then at the most recent general meeting of unitholders at which the directors were elected); provided, however, that such period may be shortened by a resolution of the general meeting of unitholders.

Article 18.	(Standards for Payment of Compensation for Executive Directors and Supervisory Directors)

Standards for the payment of compensation and the time of payment to the executive directors and the supervisory directors shall be as follows:

(1)
Compensation for an executive director shall be no more than 800,000 yen per month, and the amount of compensation shall be determined by the Board of Directors taking into account the levels of compensation of directors and statutory auditors performing similar work in similar positions for other companies and legal entities, general economic trends, trends concerning wages and other factors.  Payment shall be made by the last day of the relevant month by remittance into a bank account designated by the relevant executive director.

(2)
Compensation for a supervisory director shall be no more than 700,000 yen per month, and the amount of compensation shall be determined by the Board of Directors taking into account the levels of compensation of directors and statutory auditors performing similar work in similar positions for other companies and legal entities, general economic trends, trends concerning wages and other factors.  Payment shall be made by the last day of the relevant month by remittance into a bank account designated by the relevant supervisory director.

Article 19.	(Exemption of Liability of Executive Directors, Supervisory Directors, and Independent Auditors to the Investment Corporation)

If executive directors, supervisory directors or independent auditors (here and hereafter in this Article, referred to as the “Directors Etc.”) has performed his or her duties in good faith and without gross negligence, and when the Investment Corporation finds it particularly necessary, taking into consideration the details of the facts that are the source of liability, the status of the execution of the duties of such Directors Etc., and other circumstances, the Investment Corporation may, to the extent permitted by laws and regulations, by resolution of the Board of Directors, exempt such Directors Etc. from liability for damages under Article 115-6, Paragraph 1 of the Investment Trust Act.

CHAPTER V

BOARD OF DIRECTORS

Article 20.	(Board of Directors)

The Investment Corporation shall establish a Board of Directors made up of all of the executive directors and supervisory directors.

Article 21.	(Convocation, etc.)

1.
In case the number of executive directors is one, such executive director shall, unless otherwise stipulated by laws and regulations, convene a meeting of the Board of Directors and act as chairman thereat.  In case the number of executive directors is two or more, one of the executive directors shall, unless otherwise stipulated by laws and regulations, convene a meeting of the Board of Directors in accordance with the order previously determined by the Board of Directors.

2.
Executive directors and supervisory directors who are not entitled to convene a meeting of the Board of Directors may request convocation of the Board of Directors in accordance with the Investment Trust Act.

3.
Notice of convocation of a meeting of the Board of Directors shall be given to all executive directors and supervisory directors at least three days prior to the date set for such meeting; provided, however, that this convocation period may be shortened in case of emergency.

4.	A meeting of the Board of Directors may be held without the convocation procedures upon the consent of all of the executive directors and supervisory directors.

5.
In case the number of executive directors is one, such executive director shall act as chairman at a meeting of the Board of Directors.  In case the number of executive directors is two or more, one of the executive directors shall act as chairman thereat in accordance with the order previously determined by the Board of Directors; provided, however, that if such executive director to be the chairman is unable to so act due to accidents, another executive director or a supervisory director shall serve as chairman thereat in accordance with the order previously determined by the Board of Directors.

Article 22.	(Resolutions, etc.)

1.
Resolutions of a meeting of the Board of Directors shall, unless otherwise stipulated by laws and regulations or these Articles of Incorporation, be adopted by a majority of voting rights of the members in attendance at a meeting, at which more than one half (1/2) of the members then in office shall be present.

2.
Proceedings of meetings shall be recorded in the minutes in accordance with laws and regulations, and to which the executive directors and supervisory directors present at such meeting shall affix their names and seals or sign or digital sign.

Article 23.	(Rules for the Board of Directors)

Matters concerning the Board of Directors shall be governed by the Rules for the Board of Directors resolved in a meeting of the Board of Directors in addition to laws and regulations and these Articles of Incorporation.

CHAPTER VI

INDEPENDENT AUDITOR

Article 24.	(Election of the Independent Auditor)

An independent auditor shall be elected through a resolution of the general meeting of unitholders, unless otherwise stipulated by laws and regulations.

Article 25.	(Term of Office)

1.
The term of office of the independent auditor shall expire at the conclusion of the first general meeting of unitholders held after the first fiscal period commenced after the expiration of one (1) year after his/her assumption of office.

2.	Unless otherwise resolved at the general meeting of unitholders referred to in the immediately preceding Paragraph, the independent auditor shall be deemed to be re-elected at such meeting.

Article 26.	(Standards for Payment of Compensation for the Independent Auditor)

The compensation amount to the independent auditor for each fiscal period (defined in Article 35) subject to audit shall be determined by the Board of Directors within a maximum amount of thirty million (30,000,000) yen, and such amount shall be paid no later than the last day of the month following the month when the audit engagement for the settlement of the relevant fiscal period finishes, by remittance into a bank account designated by the independent auditor.

CHAPTER VII

ASSET MANAGEMENT OBJECTIVES AND POLICIES

Article 27.	(Basic Asset Management Policies)

The Investment Corporation shall aim at managing its assets mainly as investment in real estate, leaseholds of real estate, surface rights, and the beneficial interests of trusts formed by entrustment of only these assets out of Real Estate, etc. Assets (meaning the assets specified in the Enforcement Ordinance of the Act Concerning Investment Trusts and Investment Corporations), and invest them to secure stable earnings and steady growth in the Investment Assets for the medium to long-term.

Article 28.	(Investment Stance)

1.
When investing in Real-Estate Related Assets (here and hereafter, a collective designation of Real Estate, etc. (here and hereafter, the assets specified in Article 29, Paragraph 1, Items (1) or (2)) and Real Estate-Backed Securities (here and hereafter, the assets specified in Article 29, Paragraph 1, Item (3)), the Investment Corporation shall invest primarily in Real-Estate Related Assets, without limiting the use of real estate composed of or backed by real estate used as logistics facilities, retail facilities, offices, residential facilities or Real-Estate Related Assets for various purposes.

2.
The Investment Corporation shall focus its investments in the three major metropolitan areas and other major cities including government-designated cities in Japan and the surrounding areas of those cities.  When investing in Real Estate-Related Assets, the Investment Corporation shall seek to diversify the Investment Assets by region to secure stable cash flows through mitigating earthquake risks, risks associated with changes in local economies and leasing markets.

3.
In principle, the Investment Corporation shall acquire Real Estate-Related Assets that are actually or can be expected to generate stable leasing or other similar income (in the case of Real Estate Equivalents (a collective designation for the assets specified in Article 29, Paragraph 1, Item (2)) and Real Estate-Backed Securities, the Real Estate, etc. backing such assets shall in principle satisfy this condition).

4.
When investing in Real Estate-Related Assets, the Investment Corporation shall make comprehensive determinations based on the current and future profitability of the real estate comprising or backing such Real Estate-Related Assets, the site area, the size, and the characteristics of tenants and the detail of lease agreements, merchantability and the status of handling to the deterioration or obsolescence concerning buildings of such real estate, and rights under lease agreements and shall make decisions following an examination of the investment value.

5.
The Investment Corporation shall, from the medium to long-term view, seek to maintain and raise the asset value and competitiveness of the Real Estate-Related Assets which the Investment Corporation acquired by engaging in continuous capital investment in the real estate comprising or backing such Real Estate-Related Assets and aim to achieve stable growth in operating income by increasing revenues and reducing expenses.

6.
The Investment Corporation shall make comprehensive determinations concerning the sale of Real Estate-Related Assets which the Investment Corporation acquired taking into consideration the current and future profitability of the real estate comprising or backing such Real Estate-Related Assets, the future potential and stability of the surrounding market, merchantability and the status of handling to the deterioration or obsolescence concerning buildings of such real estate, the characteristics of tenants, the detail of rights under the lease agreements, and the composition of the Investment Corporation’s Investment Assets.

7.
Notwithstanding the provisions of preceding Paragraph, if any unexpected event such as a sudden change of market condition trends, general economic conditions or real estate market trend, etc. occurs, the Investment Corporation may take measures necessary.

8.
The Investment Corporation shall maintain the ratio of the aggregate value of the specified real estate (the real estate, leaseholds of real estate or surface rights, or the beneficial interests of trusts formed by entrustment of ownership rights of real estate, leaseholds of land or surface rights) to the aggregate value of the specified assets held by the Investment Corporation at not less than 75%.

Article 29.	(Types, Objectives and Extent of Assets Targeted for Asset Management)

1.	The Investment Corporation shall invest in the specified assets set forth below in accordance with the basic asset management policies provided for in Article 27:

(1)	Real estate.

(2)	Each of the assets set forth below:

(i)	Leaseholds of real estate;

(ii)	Surface rights;

(iii)	The assets set forth in (1) or (2) (i) or (ii) above under foreign laws and regulations;

(iv)
Beneficial interests of trusts formed by entrustment of real estate, leaseholds of real estate, surface rights or the assets set forth in (iii) above (including comprehensive trusts (hokatsu shintaku) formed by entrustment of real estate, together with money appertaining thereto);

(v)	Beneficial interests of money trusts the purpose of which is to invest the trust properties mainly in real estate, leaseholds of real estate, surface rights or the assets set forth in (iii) above;

(vi)
Equity interests in such agreements as shall provide that, in consideration of contribution of either of the parties in order to finance an investment by the other party in (a) the real estate or (b) the assets set forth in (i) through (v) above, such other party shall invest the properties so contributed in such assets mainly and make distribution of profits from such investment (the “equity interests in anonymous associations (tokumei kumiai) relating to real estate”);

(vii)	Beneficial interests of money trusts the purpose of which is to invest the trust properties mainly in equity interests in anonymous associations relating to real estate; and

(viii)	Assets having a nature similar to the assets set forth in (iv) through (vii) formed in accordance with foreign laws and regulations.

(3)
The following certificates invested primarily in Real Estate, etc. (including rights that should be represented by the certificates in cases where certificates representing such rights have not been issued, and collectively referred to as the “Real Estate-Backed Securities”):

(i)	Preferred capital contribution certificates (as defined in the Act Concerning Securitization of Assets (the “Asset Securitization Act”));

(ii)	Beneficial certificates (as defined in the Investment Trust Act);

(iii)	Investment unit certificates (as defined in the Investment Trust Act);

(iv)	Beneficial certificates of specified purpose trust (as defined in the Asset Securitization Act (excluding such falling under the category of the assets set forth in (2) (iv), (v) or (vii) above));

(v)
Equity interests certificates in anonymous association (meaning equity interests in anonymous associations as set forth in Article 2, Paragraph 2, Item 5 of the Financial Instruments and Exchange Act (excluding such falling under the category of the assets set forth in (2) (vi) above)); and

(vi)	Assets having a nature similar to the assets set forth in (i) through (v) formed in accordance with foreign laws and regulations.

2.
The Investment Corporation may invest in the following specified assets, in addition to the specified assets set forth in the immediately preceding Paragraph, including rights that should be represented on the certificates in cases where certificates representing such rights have not been issued:

(1)	The specified assets falling under any of the following Items:

(i)	Deposits;

(ii)	Negotiable deposits;

(iii)
Monetary receivables (in this Paragraph, as defined in the Enforcement Order for the Investment Trust and Investment Corporation Act ; here and hereafter, referred to as the “Investment Trust Act Enforcement Order”);

(iv)	Government bonds (as defined in the Financial Instruments and Exchange Act);

(v)	Municipal bonds (as defined in the Financial Instruments and Exchange Act);

(vi)	Bonds issued by a juridical person pursuant to a special law (as defined in the Financial Instruments and Exchange Act);

(vii)	Shares (as defined in the Financial Instruments and Exchange Act);

(viii)	Commercial papers (as defined in the Financial Instruments and Exchange Act);

(ix)	Specified bonds provided for in the Asset Securitization Act (as defined in the Asset Securitization Act);

(x)	Beneficial interests of money trusts the purpose of which is to invest the trust properties mainly in the assets set forth in (i) through (ix) above; and

(xi)	Securities (securities as defined in the Investment Trust Act; excluding those assets set forth in Paragraph 1 and Paragraph 2 of this Article that fall under securities, hereinafter the same).

(2)	Rights relating to a derivative transaction (as defined in the Investment Trust Act Enforcement Order).

(3)	Facilities generating Renewable Energy (as defined in the Investment Trust Act Enforcement Order).

3.	The Investment Corporation may invest in the following rights, etc., the acquisition of which is considered to be necessary or useful in connection with Real Estate-Related Assets:

(1)	Trademarks and trademark equivalents (i.e., trademarks and exclusive or standard trademark use rights) under the Trademark Act;

(2)	Copyrights as defined in the Copyright Act;

(3)
Movables (of those movables specified in the Civil Code, facilities, fixtures, and other items attached to the real estate constructional or for the use of real estate); excluding those that fall under Facilities generating Renewable Energy);

(4)	Rights to use the source of hot springs provided for in the Hot Spring Act and the facilities relating to such hot springs;

(5)
Carbon dioxide equivalent quotas as defined in the Act on Promotion of Global Warming Countermeasures and any other rights similar thereto or emission rights (including emission rights regarding greenhouse gases); and

(6)	Other rights the acquisition of which is necessary or useful, in connection with investments in Real Estate-Related Assets, etc.

4.
In addition to the assets specified in the preceding three Paragraphs, the Investment Corporation may acquire, other than assets owned for investment purposes, assets such as trademarks relating to the Investment Corporation’s trade name and other assets owned in conjunction with the operation of the Investment Corporation.

Article 30.	(Investment Restrictions)

1.
The Investment Corporation shall not seek to invest aggressively in securities and monetary receivables, etc. set forth in Paragraph 2, Item (1) of the immediately preceding Article, and in cases where there are surplus funds, make an investment taking into consideration the security and liquidity thereof, and in other cases, investment shall be made taking into consideration relevance with Real Estate-Related Assets.

2.
The Investment Corporation may invest in rights relating to a derivative transaction set forth in Paragraph 2, Item (2) of the immediately preceding Article; provided, however, that such investment shall be limited to those to be made for the purpose of hedging an interest rate risk arising from the Investment Corporation’s liabilities or a currency risk relating to Investment Assets of the Investment Corporation or other risks.

Article 31.	(Reinvestment of Income)

The Investment Corporation may reinvest proceeds from the sale of Investment Assets, proceeds from the redemption of securities, interest, distributions relating to equity interest in anonymous associations, real estate leasing income and other income, and security deposits and guaranty monies.

Article 32.	(Objectives and Extent of Leasing of Incorporated Assets)

1.
The Investment Corporation shall, in principle, lease all of the real estate (including, other than the real estate acquired by the Investment Corporation, the real estate which is the back assets of the Real Estate-Related Assets) belonging to the Investment Assets in order to obtain stable income therefrom for the medium to long-term (including the creation of car parks and the placement of signboards, etc.).

2.
When leasing real estate as provided for in the preceding Paragraph, the Investment Corporation may receive or provide security deposits or guaranty monies or any other money similar thereto, and if the Investment Corporation receives such money, the Investment Corporation shall invest such money in accordance with its basic asset management policies and investment stance.

3.
The Investment Corporation may not lease any Investment Assets other than the real estate (including, other than the real estate acquired by the Investment Corporation, the real estate which is the back assets of the Real Estate-Related Assets) belonging to the Investment Assets.

4.	The Investment Corporation may sublease the real estate, which The Investment Corporation lease from a third party, as part of its asset management.

Article 33.	(Principle of Appraisal of Assets)

1.	The Investment Corporation shall conduct an appraisal of the Investment Assets carefully and faithfully for the benefit of the unitholders.

2.	The Investment Corporation shall, when conducting an appraisal of the Investment Assets, make effort to ensure the reliability of the appraisal.

3.	The Investment Corporation shall conduct an appraisal of the Investment Assets in conformity with the principle of consistency.

Article 34.	(Methods, Standards and Calculation Date of Appraisal of Assets)

1.
The method of the appraisal of assets of the Investment Corporation shall be in accordance with the Investment Trust Act, the Ministerial Ordinance for Calculation of Investment Corporation, the “Rules relating to Real Estate Investment Trusts and Real Estate Investment Corporations” of The Investment Trusts Association, Japan and other laws and regulations, and generally accepted corporate accounting principles in Japan and the method of the appraisal with respect to each type of the Investment Assets shall be as set forth as follows.  For foreign currency transactions, accounting and appraisal shall be conducted in accordance with the Practical Guidelines on Accounting for Foreign Currency Transactions.

(1)
Real estate, leaseholds of real estate or surface rights, or the assets of a similar nature under foreign laws and regulations (as defined in Article 29, Paragraph 1, Item (1) and Article 29, Paragraph 1, Item (2), (i) through (iii)):

Appraisal shall be made at the value obtained by deducting the accumulated depreciation from the acquisition price.  The straight-line method shall be adopted as the method of calculation of depreciation for both of the building and facilities; provided, however, that for facilities, another method may be used if the straight-line method ceases to be suitable for a justifiable reason and that the adoption of such another method is reasonably deemed to cause no problem in terms of the protection of investors.

(2)
Beneficial interests of trusts or the assets of a similar nature under foreign laws and regulations formed by entrustment of real estate, leaseholds of real estate or surface rights, or the assets of a similar nature under foreign laws and regulations (as defined in Article 29, Paragraph 1, Item (2), (iv) or (viii)):

Appraisal shall be made pursuant to the Practical Solution on Accounting for Trusts (PITF No. 23) and at the value calculated as to the amount equivalent to the Investment Corporation’s share in the relevant beneficial interests, after aggregating the amount of the trust properties appraised by the method as provided for in (1) above, if such properties fall under the category of the assets set forth in (1) above, and, if such properties are financial assets, the amount thereof appraised in accordance with generally accepted corporate accounting principles in Japan, and deducting from the sum thereof the amount of liabilities.

(3)
Beneficial interests of money trusts or the assets of a similar nature under foreign laws and regulations the purpose of which is to invest the trust properties mainly in real estate, leaseholds of real estate or surface rights, or the assets of a similar nature under foreign laws and regulations (as defined in Article 29, Paragraph 1, Item (2), (v) or (viii)):

Appraisal shall be made pursuant to the Practical Solution on Accounting for Trusts (PITF No. 23) and at the value calculated as to the amount equivalent to the Investment Corporation’s share in the relevant beneficial interests, after aggregating the amount of the component assets of the trust properties appraised by the method as provided for in (1) above, if such component assets fall under the category of the assets set forth in (1) above, and, if such component assets are financial assets, the amount thereof appraised in accordance with generally accepted corporate accounting principles in Japan, and deducting from the sum thereof the amount of liabilities.

(4)
Equity interests in anonymous associations relating to real estate or the assets of a similar nature under foreign laws and regulations (as defined in Article 29, Paragraph 1, Item (2), (vi) or (viii)):

Appraisal shall be made at the value calculated as to the amount equivalent to the relevant Investment Corporation’s equity interests, after aggregating the amount of the component assets of the equity interests in anonymous associations appraised by the relevant method provided for in (1) through (3) above, if such component assets fall under the category of any of the assets set forth in (1) through (3) above, and, if such component assets are financial assets, the amount thereof appraised in accordance with generally accepted corporate accounting principles in Japan, and deducting from the sum thereof the amount of liabilities.

(5)
Beneficial interests of money trusts the purpose of which is to invest the trust properties mainly in equity interests in anonymous associations relating to real estate or the assets of a similar nature under foreign laws and regulations (as defined in Article 29, Paragraph 1, Item (2), (vii) or (viii)):

Appraisal shall be made pursuant to the Practical Solution on Accounting for Trusts (PITF No. 23) and at the value calculated as to the amount equivalent to the Investment Corporation’s share in the relevant beneficial interests, after aggregating the amount of the equity interests in anonymous associations, which is the trust property, appraised by the method as provided for in (4) above, and deducting from the sum thereof the amount of liabilities.

(6)	Securities (as defined in Article 29, Paragraph 1, Item (3) and Article 29, Paragraph 2, Item (1), (iv) through (ix) and (xi)):

If market prices are available for the securities, the value shall be the market price (i.e., the trading price on a financial instruments exchange, the price published by the Japan Securities Dealers Association or the similar trading prices at which transactions are formed on any trading system where securities can be sold and converted into cash from time to time in accordance with the foregoing prices; hereinafter the same).  If no market price is available, those securities shall be evaluated at a value reasonably calculated.  The market price or reasonably calculated value shall be obtained using the same method every period, except in cases where a change in method would increase the accuracy of the evaluation.  If neither a market price nor a reasonably calculated price can be obtained, the securities may be evaluated at the acquisition cost.

(7)	Monetary receivables (as defined in Article 29, Paragraph 2, Item (1), (iii)):

Appraisal shall be made at the amount obtained by deducting the allowance for doubtful accounts from the acquisition price; provided, however, that in the case of monetary receivables obtained under par or above par where the difference between the acquisition price thereof and the claim amount is deemed to be of the nature of adjustment of interest, appraisal shall be made at the amount obtained by deducting the allowance for doubtful accounts from the value calculated by the amortized cost method.

(8)	Beneficial interests of money trusts (as defined in Article 29, Paragraph 2, Item (1), (x)):

Appraisal shall be made pursuant to the Practical Solution on Accounting for Trusts (PITF No. 23) and at the aggregate value of the amount of the component assets of the trust properties appraised by the relevant method set forth in (6), (7) or (10), if such component assets fall under the category of any of the assets set forth in (6), (7) or (10).

(9)	Rights relating to a derivative transaction (as defined in Article 29, Paragraph 2, Item (2)):

(i)	Debts and credits arising from the listed derivative transactions:

Appraisal shall be made at the value calculated based upon the final price (the closing price; provided, however, that if there is no such closing price, the quotation price (the minimum offered quotation price or the maximum bid quotation price, or if both of them are quoted, the mean price thereof)) at the relevant exchange as of the calculation date; provided, however, if there is no such final price as of the calculation date, appraisal shall be made at the value calculated based upon the latest final price prior to the calculation date.

(ii)	Debts and credits arising from non-listed derivative transactions:

Appraisal shall be made at the value calculated by a reasonable method as equivalent to a market price.  If it is found to be extremely difficult to obtain a fairly appraised price, the acquisition price may be used.

(iii)
Hedge accounting may be applicable to those transactions deemed as hedge transactions under generally accepted corporate accounting principles in Japan.  Also, notwithstanding the provisions of (i) and (ii) above, special handling for interest rate swaps may be applied to those transactions that satisfy the requirements for special interest rate swap handling under the financial instruments accounting standards.  For foreign exchange futures and similar transactions that satisfy the requirements for deferred hedge accounting criteria under the Practical Guidelines on Accounting for Foreign Currency Transactions, deferred hedge accounting may be applied.

(10)	Others:

Any item other than those provided for above shall be appraised at the value appraised pursuant to the Investment Trust Act, the Ministerial Ordinance for Calculation of Investment Corporation and the appraisal regulations of The Investment Trusts Association, Japan or in accordance with generally accepted corporate accounting principles in Japan.

2.
If appraisal is made in any method other than those provided for in the immediately preceding Paragraph with an aim to state the appraised price in the Asset Management Report, etc., appraisal shall be made as follows:

(1)	Real estate, leaseholds of real estate or surface rights, or the assets of a similar nature under foreign laws and regulations:

In principle, appraisal shall be made based on the appraisal by a real estate appraiser.

(2)
Beneficial interests of trusts formed by entrustment of real estate, leaseholds of real estate or surface rights (including the assets of similar nature under foreign laws and regulations) or equity interests in anonymous associations relating to real estate, or the assets of similar nature under foreign laws and regulations:

Appraisal shall be made at the value calculated as the amount equivalent to the relevant Investment Corporation’s equity interests or the Investment Corporation’s share in the relevant beneficial interests, after aggregating the amount of the component assets of the trust properties or anonymous associations appraised by the method as provided for in (1) above, if such component assets fall under the category of any of the assets set forth in (1) above, and, if such component assets are financial assets, the amount thereof appraised in accordance with generally accepted corporate accounting principles in Japan, and deducting from the sum thereof the amount of liabilities.

(3)
Interests in derivative transactions (when the special handling for interest rate swaps or deferred hedge accounting for foreign currency futures or the like is adopted pursuant to Paragraph 1, Item (9) (iii)):

Appraisal shall be made at the value specified in Paragraph 1, Item (9) (i) or (ii).

3.
The calculation date of appraisal of assets shall be the Settlement Date provided for in the immediately following Article; provided, however, that in the case of the assets provided for in Article 29, Paragraph 1, Item (3) and Paragraph 2, which may be appraised by the market price thereof, the calculation date thereof shall be the last day of each month.

Article 35.	(Fiscal Period)

The fiscal period of the Investment Corporation shall commence on March 1 of each year and end on the last day of August of the same year, and commence on September 1 of each year and end on the last day of February of the following year (the last day of each fiscal period shall be referred to as the “Settlement Date”); provided, however, that the first fiscal period of the Investment Corporation shall commence on the date of incorporation of the Investment Corporation and end on the last day of February 2016.

Article 36.	(Cash Distribution Policies)

1.	Distribution Policies

The Investment Corporation shall, in principle, make distributions in accordance with the following policies, and, upon making cash distributions, shall follow the rules stipulated by The Investment Trusts Association, Japan:

(1)
Distributable amounts arising from investment of the Investment Corporation’s Investment Assets (the “Distributable Amount”) shall be income calculated on each Settlement Date in accordance with the Investment Trust Act and generally accepted corporate accounting principles in Japan (being the amount calculated by deducting the total amount of the aggregate contribution amount, the surplus contribution amount, and valuation and conversion differences from the amount of the total asset minus the total debt (i.e. the net assets) shown in the balance sheet of the Investment Corporationas of each Settlement Date).

(2)
Distribution amounts shall be determined by the Investment Corporation and such distribution amounts shall exceed 90% of the earnings available for distribution of the Investment Corporation (in case of change in the calculation method of such amount due to amendment to laws and regulations etc., the amount as amended) as defined in the special taxation measures for investment corporations as set forth in Article 67-15, Paragraph 1 of the Special Taxation Measures Act (the “Special Provisions of Taxation on Investment Corporations”) (provided however, the Distributable Amounts is the upper limit.).  Provided, however, that this will not apply if there is a loss for tax purposes or if there will be no taxable earnings because of carrying a tax loss forward, and in such cases the amount will be reasonably determined by the Investment Corporation. The Investment Corporation may accumulate reserves from the Distributable Amount that are deemed to be necessary for maintaining its Investment Assets or improving the value thereof such as the long-term reserve for maintenance, payment reserve, reserve for distribution, and other similar reserves and accounts as well as other necessary amounts, reserve or handle such amounts in any other manner.

(3)
Any amount of income or earned income through the Settlement Date that is not applied to the distribution and retained shall be invested under the basic investment policies and investment stance of the Investment Corporation.

2.	Distributions in Excess of Income

In the following cases, the Investment Corporation may distribute an amount in excess of the Distributable Amount equal to the amount of the distribution specified in Item (2) of the preceding Paragraph plus an amount to be determined by the Investment Corporation up to the amount stipulated by the regulations of The Investment Trusts Association, Japan.

(1)	In cases where the Investment Corporation aims to mitigate imposition of corporation taxes, etc.

(2)
In addition to the immediately preceding item, in cases where the Investment Corporation deems it appropriate taking into consideration, among other things, the economic circumstances, the trend of the real-estate market, the leasing market or the real estate investment trust market, etc., or the influence, etc. of acquisition and sale of assets, large-scale repair and financing by the Investment Corporation on the distribution per unit.

3.	Method of distribution of dividends

The dividends specified in Paragraphs 1 and 2 shall be distributed in cash within three months in principle after such Settlement Date to the unitholders or registered pledgees whose names appear or are recorded as such on the latest unitholders’ list as of the Settlement Date, in proportion to the respective number of units held by such unitholders.

4.	Discharge of claim for distributions

In case the dividends specified in Paragraphs 1 and 2 are unclaimed for a period of three (3) full years after the date on which such dividends first become payable, the Investment Corporation shall be discharged from its payment obligation thereof.  Further, any dividends remaining unpaid shall bear no interest.

Article 37.	(Maximum Amount of Borrowings and Investment Corporation Bonds, etc.)

1.
Aiming for a steady growth in, and an efficient and stable management of the Investment Assets, the Investment Corporation may borrow funds (including any borrowings through the call market) or issue investment corporation bonds in order to finance acquisition of assets, payment of maintenance expenses and other maintenance and management expenses or dividends, funds required to manage the Investment Corporation, and repayment of liabilities (including the refund of security deposits and guaranty monies, and the repayment of borrowings and investment corporation bonds (here and hereafter, including the short-term investment corporation bonds )), etc.; provided, however, that the use or the purpose of funds raised through the issuance of short-term investment corporation bonds must be within the scope prescribed in laws and regulations.  In addition, in case of borrowing funds, the Investment Corporation shall borrow such funds only from the qualified institutional investors as defined in the Financial Instruments and Exchange Act (limited to the institutional investor provided for in Article 67-15 of the Special Taxation Measures Act).

2.	In case of the preceding Paragraph, the Investment Corporation may provide the Investment Assets as security.

3.	The maximum amount of borrowings and investment corporation bonds shall be 2 trillion yen, respectively, and the aggregate thereof shall not exceed 2 trillion yen.

Article 38.	(Standards concerning Payment of Asset Management Fees Payable to the Asset Management Company)

1.
The method of calculation of fees payable to the asset management company (the “Asset Management Company”) to which the Investment Corporation commissions the management of its assets and the time of payment thereof shall be as follows.  The Investment Corporation shall not pay Asset Management Company any fees relating to agency services or brokerage under the Building Lots and Buildings Transactions Business Act.

(1)	Management Fee

Management Fee shall be the amount calculated by multiplying (a) the total assets of the Investment Corporation determined by the method specified below by (b) 0.6% per annum for the period from the day after the Investment Corporation’s immediately preceding Settlement Date until the last day of the third month following such Settlement Date (“Calculation Period 1”) and for the period from the day after the final day of Calculation Period 1 until the next Settlement Date (“Calculation Period 2”) (pro rata daily amounts shall be calculated on the basis of 365 days per year; amounts less than one yen shall be rounded down).
Total Assets in Calculation Period 1
The total amount of assets indicated on the Investment Corporation’s balance sheet as of the Settlement Date of the Investment Corporation’s immediately preceding Fiscal Period (limited to the balance sheet approved at the meeting of the Board of Directors in accordance with the Article 131, Paragraph 2 of the Investment Trust Act) (provided, however, that an amount equivalent to unamortized goodwill shall be deducted).

Total Assets in Calculation Period 2
The total amount of assets indicated in Calculation Period 1, plus or minus difference of the total acquisition price (meaning the purchase price in a case of purchase, the price of the asset acquired by way of exchange provided in the exchange agreement in a case of exchange (the amount after the deduction of the compressed amount, if compressed entry is made), the contribution amount in a case of capital contribution, and the amount of assets recognized with respect to the property (excluding ancillary expenses) in accordance with the Accounting Standards for Business Combination (kigyo ketsugo ni kansuru kaikei kijun) in a case of merger; excluding national and local consumption taxes required for acquisition of buildings, hereinafter the same in this Item and the following Item) of acquired specified assets, and the total book value of the disposed specified assets indicated on the Investment Corporation’s balance sheet as of the Settlement Date of the Investment Corporation’s immediately preceding Fiscal Period (limited to the balance sheet approved at the meeting of the Board of Directors in accordance with the Article 131, Paragraph 2 of the Investment Trust Act), if the Investment Corporation acquired or disposed of specified assets as specified in Article 29, Paragraph 1 during Calculation Period 1.

Fees for Calculation Period 1 shall be paid by the last day of Calculation Period 1 and fees for Calculation Period 2 shall be paid by the last day of Calculation Period 2.

Notwithstanding the foregoing, with regard to the first Fiscal Period, (A) the period of “Calculation Period 1” shall be replaced with the period from the date of incorporation of the Investment Corporation until the last day of the second month following the same date, and the period of “Calculation Period 2” shall be replaced with the period from the day after the final day of the “Calculation Period 1” until the Settlement Date of the first Fiscal Period, (B) the total assets in the “Calculation Period 1” shall be the amount derived by replacing the total amount of assets indicated on the Investment Corporation’s balance sheet as of the Settlement Date of the immediately preceding Fiscal Period with the amount, relating to the assets succeeded from Nomura Real Estate Master Fund through the consolidation-type merger among Nomura Real Estate Master Fund, Nomura Real Estate Office Fund, Inc. and Nomura Real Estate Residential Fund, Inc. (the “Merger”), derived by adding or subtracting, in the same manner as the “Calculation Period 2”, to or from the total amount of assets indicated on Nomura Real Estate Master Fund, Inc.’s balance sheet as of the Settlement Date of the immediately preceding Fiscal Period ended before the date of incorporation of the Investment Corporation (limited to the balance sheet approved at the meeting of the Board of Directors in accordance with Article 131, Paragraph 2 of the Investment Trust Act), with respect to acquisition or disposition of specified assets by Nomura Real Estate Master Fund, Inc. after such Settlement Date and before the date of incorporation of the Investment Corporation, and (C) the total amount of assets in the “Calculation Period 2” shall be derived by replacing the total assets in the “Calculation Period I” with the amount as (B) above, and, with respect to the assets succeeded from Nomura Real Estate Office Fund, Inc. and Nomura Real Estate Residential Fund, Inc. through the Merger, the sum of the amount recorded as assets (not including incidental expenses) based on the Accounting Standard for Business Combinations shall be included as the acquisition price of the specified assets acquired during the period of the “Calculation Period 1”, and replacing, with respect to the specified assets disposed of, the total book value on the balance sheet as of the Settlement Date of the immediately preceding Fiscal Period with the sum of (I) in the case of the assets succeeded from the Nomura Real Estate Master Fund, the book value on Nomura Real Estate Master Fund, Inc.’s balance sheet as of the Settlement Date of the immediately preceding Fiscal Period ended before the date of incorporation of the Investment Corporation (limited to the balance sheet approved at the meeting of the Board of Directors in accordance with Article 131, Paragraph 2 of the Investment Trust Act), (II) in the case of the other assets succeeded upon the Merger, the amount reported as assets (not including incidental expenses) relating to such assets based on the Accounting Standard for Business Combinations and (III) in the case of the assets acquired after the Merger, the acquisition price thereof, respectively.

(2)	Acquisition Fee

If the Investment Corporation acquired specified assets as specified in Article 29, Paragraph 1, the Investment Corporation shall pay Acquisition Fee in the amount obtained by multiplying the acquisition price by a rate separately agreed upon between the Investment Corporation and the Asset Management Company, which rate shall be up to 1.0% (0.5%, if the acquisition is from a related party defined in the Article 201, Paragraph 1 of the Investment Trust Act or a company etc. for which a related party provides the asset management or investment advisory service).

With respect to the succession of the specified assets due to the Merger, Acquisition Fee is the amount obtained by multiplying the acquisition price by a rate separately agreed upon between the Investment Corporation and the Asset Management Company, which rate shall be up to 0.5%.

Acquisition Fees shall be paid by the last day of the month following the month in which the specified asset was acquired (the month to which the effective date of merger or the date of incorporation of the investment corporation belongs, in a case of merger).

(3)	Disposition Fee

If the Investment Corporation disposed of specified assets as specified in Article 29, Paragraph 1, the Investment Corporation shall pay Disposition Fee in the amount obtained by multiplying the disposition price (meaning the disposition price in a case of sale, and the price of the asset disposed of by way of exchange provided in the exchange agreement in a case of exchange; excluding national and local consumption taxes required for disposition of buildings, hereinafter the same in this Item) by a rate separately agreed upon with the Asset Management Company, which rate shall be up to 1.0% (0.5%, if the disposition is to a related party defined in the Article 201, Paragraph 1 of the Investment Trust Act or a company etc. for which a related party provides the asset management or investment advisory service).

Disposition Fees shall be paid by the last day of the month following the month in which the specified asset was disposed of.

2.
When paying asset management fees, the Investment Corporation shall also bear an amount equivalent to all national and local consumption taxes applicable to those fees and the Investment Corporation shall pay an amount equal to the asset management fees to be paid plus the applicable national and local consumption taxes by electronic bank transfer (all transfer fees and all national and local consumption taxes applicable to those fees shall be borne by the Investment Corporation) or by remittance to a bank account designated by Asset Management Company.

Article 39.	(Attribution of Profit and Loss)

Any and all profit and loss arising from the management of the Investment Corporation’s Investment Assets by the Asset Management Company shall be attributable to the Investment Corporation.

Article 40.	(National and Local Consumption Taxes)

Except as otherwise prescribed herein, the Investment Corporation shall bear the national and local consumption taxes (“Consumption Taxes”) levied on those expenses and monies for the management of the Investment Assets and other expenses and monies that the Investment Corporation shall pay that are subject to taxation under the Consumption Tax Act (collectively, “Taxable Items”), and the Investment Corporation shall pay the amount of Consumption Taxes together with the monies for payment of the relevant Taxable Items.  All the amounts stated herein, if not otherwise specified herein, are amounts excluding Consumption Taxes.

CHAPTER VIII

COMMISSION OF BUSINESS AND ADMINISTRATIVE SERVICES

Article 41.	(Commission of Business and Administrative Services)

1.
The Investment Corporation shall, in accordance with the Investment Trust Act, commission the management of its assets to the Asset Management Company, and the custody thereof to the custodian of assets.

2.
The Investment Corporation shall commission any administrative services, excluding services relating to the management and custody of its assets, required to be commissioned to a third party under the Investment Trust Act and the Enforcement Ordinance of the Act Concerning Investment Trusts and Investment Corporations, to a third party.

CHAPTER IX
COMMISSION OF GENERAL ADMINISTRATIVE SERVICES AS OF INCORPORATION

Article 42.	(Outline of General Administrator and Agreement to be Executed as of Incorporation)

The outline of names and addresses of each general administrator who conducts general administrative services as of the incorporation of the Investment Corporation and the general administration agreement to be executed by the Investment Corporation with such general administrator shall be as set forth in Exhibit 1 of these Articles of Incorporation, which is integral to these Articles of Incorporation.

 CHAPTER X
 COMMISSION OF ASSET MANAGEMENT AS OF INCORORATION

Article 43.	(Outline of Commission of Asset Management Company which Manages the Relevant Assets and Agreement to be Executed as of Incorporation)

The name and address of the Asset Management Company which manages the Investment Assets as of the incorporation of the Investment Corporation and the outline of the agreement to be executed by the Investment Corporation with such Asset Management Company shall be as set forth in Exhibit 2 of these Articles of Incorporation, which is integral to these Articles of Incorporation.

CHAPTER XI
COMMISSION OF CUSTODY OF ASSETS AS OF FORMATION

Article 44.	(Outline of Custody of Assets and Agreement to be Executed as of Incorporation)

The name and address of the custodian of assets which takes custody of the relevant assets as of the incorporation of the Investment Corporation and the outline of the agreement to be executed by the Investment Corporation with such custodian of assets shall be as set forth in Exhibit 3 of these Articles of Incorporation, which is integral to these Articles of Incorporation.

Adopted:                      October 1, 2015

Attachment 1

A.
Name and Address of Initial General Administrator to Perform General Administrative Services regarding Register of Unitholders (the “Investment Units Administrative Services Agent” in Attachment 1A.); Outline of General Administration Agreement to be Executed by the Investment Corporation with the Investment Units Administrative Services Agent

1      Name and Address
Mitsubishi UFJ Trust and Banking Corporation
1-4-5, Marunouchi, Chiyoda-ku, Tokyo

2      Outline of Investment Units Administrative Services Agency Agreement
(1)       Contents of Services to be Entrusted (the “Entrusted Services” in Attachment 1A.)
(i)
Preparation, administration and maintenance of the register of unitholders, the register of holders of investment corporation bonds and any books adjunct thereto, and other administrative services related to the register of unitholders and the register of holders of investment corporation bonds (any administrative services related to the register of holders of investment corporation bonds is limited to those separately entrusted to the Investment Units Administrative Services Agent by the Investment Corporation);

(ii)
In addition to the services stated in (i) above, any administrative services related to the preparation, administration and maintenance of the following books and such other books as stipulated to be prepared and kept pursuant to the provisions of the Investment Trust Act and the Ordinance for Enforcement of the Investment Trust Act (except when any of the administration services stated above is not occurred) in (a) through (f) below;

(a)　Detailed book of distributions
(b)　Ledger of investment units
(c)　Book for administration of dematerialized investment units
(d)　Book of reimbursement amount of investment units
(e)　Detailed book of unpaid distributions
(f)　Detailed book of unpaid reimbursement
(iii)	Entries and records in the register of unitholders pursuant to the provisions of the Act on Book-Entry Transfer of Company Bonds, Shares, etc.;
(iv)	Administrative services concerning receipt of notices regarding every unitholder and other notice given by Book-Entry Transfer Institution, etc.;
(v)
Administrative services concerning the registration and change of the registration of names and addresses of unitholders, recorded pledgees of investment units, their legal representatives and standing proxies thereof (the “unitholders, etc.” in (1));

(vi)	Any administrative services concerning receipt of statements submitted by the unitholders, etc. other than as stated in (i) through (v) above;
(vii)	Administrative services concerning dispatching notices of general meetings of unitholders, preparation and compiling of voting forms or proxies;
(viii)	Administrative services concerning payment of cash to be distributed to unitholders (the “distributions”);
(ix)	Administrative services concerning responding to the inquiries from unitholders, etc.;
(x)
Administrative services concerning preparation of statistical materials of investment units, and materials for filing with or reporting to authorities, the Financial Instrument Exchange, the Book-Entry Transfer Institution, etc. pursuant to laws and regulations or contracts;

(xi)	Administrative services concerning issuance of investment units, consolidation/split of investment units or other administrative services extraordinarily designated by the Investment Corporation;
(xii)	Administrative services concerning dispatching notices, letters of demand and reports, etc. to unitholders, etc.;
(xiii)
Administrative services concerning receipt of request regarding exercise of rights or receipt of any other statements submitted by unitholders, etc. (limited to the administrative services which are related to (i) through (xii) above);

(xiv)	Administrative services concerning payment of stamp duties, etc. regarding the entrusted administrative services stated in (i) through (xiii) above; and
(xv)	Administrative services ancillary to the entrusted administrative services stated in (i) through (xiv) above.

(2)       Term of Agreement
The effective term of this Agreement shall be two (2) years commencing on the effective date of this Agreement (January 31, 2013).  Unless otherwise notified by either the Investment Corporation or the Investment Units Administrative Services Agent in writing at least three (3) months prior to the expiry of the effective term, this Agreement shall be automatically renewed for two (2) years under the same terms and conditions of the previous term, and the foregoing shall apply thereafter.

(3)       Termination prior to Expiry of Term of this Agreement
If any of the events set forth in (i) through (iv) below occurs, this Agreement shall lapse.
(i)
Agreement on the termination of this Agreement in writing between the Investment Corporation and the Investment Units Administrative Services Agent.  In such case, this Agreement shall lapse from the time agreed and designated by the Investment Corporation and the Investment Units Administrative Services Agent.

(ii)
Upon the occurrence of any of the events set forth in (a) through (c) below, notification by the other party in writing of the termination of this Agreement.  In such case, this Agreement shall terminate on the date designated in the termination notice in the cases of (a) and (b) below, or shall terminate on the later of the date designated in the termination notice in the cases of (c) below (provided, however, that such date being a date not less than one (1) month after the delivery date) or the date of delisting.  In the case of (b) below, the termination notice issued by the Investment Units Administrative Services Agent shall be deemed to have been given to the Investment Corporation when it should reach the Investment Corporation in a normal situation by giving such notice to the most recent address registered with the Investment Units Administrative Services Agent by the Investment Corporation.

(a)
Respective petitions for the commencement of corporate reorganization proceedings, commencement of civil rehabilitation proceedings, commencement of bankruptcy proceedings or special liquidation proceedings (including the commencement of a new bankruptcy proceedings established due to amendment to laws thereafter) has been filed against either the Investment Corporation or the Investment Units Administrative Services Agent, and the transactions with banks are suspended by a clearing house.

(b)
The whereabouts of the Investment Corporation becomes unknown due to reasons attributable to the Investment Corporation, such as failure by the Investment Corporation to notify the Investment Units Administrative Services Agent of the change of address.

(c)	Investment Units are delisted from the Financial Instrument Exchange.
(iii)
Upon a material breach of this Agreement by either the Investment Corporation or the Investment Units Administrative Services Agent, the non-breaching party gives a notice of termination in writing to the breaching party.  In such case, this Agreement will lapse on the date designated in the termination notice.

(iv)
Either of the Investment Corporation and the Investment Units Administrative Services Agent falls under (a) or (b) below (including cases where its directors, executive officers, auditors, executive officers or supervisory officers (the “Officers” in (3)) fall under (a) or (b) below), performs any applicable act and behavior that falls under (a) or (b) below, or is found to have made a false report on the representations and warranties below, and receives a notice of termination in writing from the other party.  In such case, this Agreement will lapse on the date designated in the termination notice.

Description
 (Representations and Warranties)
(a)
The Investment Corporation and the Investment Units Administrative Services Agent respectively represents and warrants that as of the date of this Agreement they and their Officers are not, and will not be, any of (A) through (F) below:

(A)	an organized crime group (boryokudan)
(B)	a member of an organized crime group (boryokudan in)
(C)	a sub member of an organized crime group (boryokudan junkoseiin)
(D)	a corporation related to an organized crime group (boryokudan kankeikigyo)
(E)
a racketeer attempting to extort money from a company by threatening to cause trouble at the general stockholders' meeting (soukaiya), a racketeer attempting to extort money from a company by advocating social causes (shakaiundo tou hyobo goro), or special intelligence organized crime group (tokushu chino boryoku shudan tou)

(F)	any other person equivalent to any of (A) through (E) above.
(b)
The Investment Corporation and the Investment Units Administrative Services Agent respectively warrants that they shall not, by themselves or cause any third parties to, perform any act and behavior that falls under (A) through (E) below:

(A)	claims with forceful behavior and acts of violence
(B)	unjustifiable claims exceeding the scope of responsibility under the law
(C)	threatening action or statements, or violent acts and behaviors in connection with the Entrusted Services
(D)	acts and behaviors which may damage the credibility or obstruct the business of the other party by spreading false rumors or the use of fraudulent means or force
(E)	other acts and behavior equivalent to those set out in (A) through (D) above.

(4)         Amendment to this Agreement
(i)
If the performance of the contents of this Agreement is, or is threaten to be, interfered due to the amendment to laws and regulations or by the change of circumstances of either or both of the Investment Corporation and the Investment Units Administrative Services Agent, the Investment Corporation and the Investment Units Administrative Services Agent may, after mutual consultation, amend the contents of this Agreement.

(ii)
With respect to the amendment to this Agreement or any matter not stipulated in this Agreement or any doubt concerning thereto, the Investment Corporation and the Investment Units Administrative Services Agent shall consult with each other in good faith and decide or resolve such amendment, matter or doubt.

(5)	Amount of Fees to be Paid to the Investment Units Administrative Services Agent and Time and Method of Payment
(i)
As the consideration for the Entrusted Services that are provided by the Investment Units Administrative Services Agent, the Investment Corporation shall pay the Investment Units Administrative Services Agent the fees in the amount calculated by adding the amount equivalent to the consumption tax to the amount agreed between the Investment Corporation and the Investment Units Administrative Services Agent, according to the number of the unitholders and other administrative workload, which is not more than the amount calculated based on Schedule (Investment Units Administrative Agency Services, etc.); provided, however, that any fees for services that are not stated in Schedule (Investment Units Administrative Agency Services, etc.) shall be determined through consultation between the Investment Corporation and the Investment Units Administrative Services Agent.

(ii)
The Investment Units Administrative Services Agent shall calculate the fees stated in (i) above each month and charge the Investment Corporation.  The Investment Corporation shall pay such fees by remittance into the bank account designated by the Investment Units Administrative Services Agent (The Investment Corporation shall assume the bank transfer fee and the consumption tax and local consumption tax on such fees.) or by means of a bank transfer, by the last day (if that day falls under a bank holiday, the immediately preceding business day) of the month of the receipt of the bill.

(iii)
If the fees stated in (i) above becomes inappropriate due to fluctuations in the economic situation or the change in circumstances of either or both of the Investment Corporation and the Investment Units Administrative Services Agent, the Investment Corporation and the Investment Units Administrative Services Agent shall consult with each other and change such fees.

(iv)
If any of the events set forth in (a) through (c) below occurs, the Investment Corporation or the Investment Units Administrative Services Agent shall immediately repay the obligation of fees to the other party and any other monetary obligations pursuant to this Agreement:

(a)	Occurrence of any event set forth in (3)(ii)(a) through (c) above;
(b)	A notification of termination is made pursuant to (3)(iii) above; and
(c)
With respect to a claim of the Investment Corporation against the Investment Units Administrative Services Agent, a notice for petition for attachment, provisional attachment or any other similar proceeding is issued by a third party to the Investment Units Administrative Services Agent.

(v)
Notwithstanding (i) above, the fees concerning the Entrusted Services on the earlier of the date immediately preceding the date on which the Investment Corporation lists on the market opened by the Financial Instrument Exchange or the date designated in advance by the Investment Units Administrative Services Agent shall be in the amount separately agreed in writing between the Investment Corporation and the Investment Units Administrative Services Agent, which is not more than 30,000 yen per month.

(vi)
Notwithstanding other provisions of this Agreement, the Investment Units Administrative Services Agent shall calculate the fees concerning the Entrusted Services during the term set forth in (5)(v) each month, and charge the Investment Corporation (i) for the fees concerning the Entrusted Services during March to August by the end of September and (ii) for the fees concerning the Entrusted Services during September to February in the following year by the end of March, respectively, and the Investment Corporation shall pay such fees to the Investment Units Administrative Services Agent by the last day of the month of the receipt of the bill; provided, however, that if this Agreement lapses during the term set forth in (v) above, unless separately agreed by the Investment Corporation and the Investment Units Administrative Services Agent, the due date of the fees concerning the Entrusted Services during the term by the lapse date shall be in accordance with the provisions of (iv) above.

Schedule (Investment Units Administrative Agency Services, etc.)

Item	Amount of Fee	Description of Administrative Services
Fees for Administration of Register of Unitholders (Basic Fee)
1.     One-sixth of the sum of the amount per one unitholder as of the end of the month calculated based on the following classification (monthly rate):
       Up to 5,000 persons                                        390yen
       Up to 10,000 persons                                      330yen
       Up to 30,000 persons                                      280yen
       Up to 50,000 persons                                      230yen
       Up to 100,000 persons                                    180yen
       100,001 persons or more                                150yen
        *A monthly minimum amount shall be 220,000yen.

2.     55yen for one unitholder who becomes disqualified during the month

Administrative services concerning custody and administration of the register of unitholders
Administrative services concerning determination of unitholders on the date of the fiscal period end and preparation of the list of unitholders and statistical materials
Administrative services concerning  unitholders who designate the transfer of distributions
Preparation, administration and maintenance of statutory books stated in 2 (1) (ii) of Attachment 1A of the Articles of Incorporation

Fees for Calculation of Distributions
1.    The sum of the amount per one unitholder calculated based on the following classification:
               Up to 5,000 persons                                        120 yen
               Up to 10,000 persons                                      105 yen
               Up to 30,000 persons                                      90 yen
               Up to 50,000 persons                                      75 yen
               Up to 100,000 persons                                    60 yen
              100,001 persons or more                                  50 yen
       *A minimum amount shall be 350,000 yen per each transaction.

2.    For designation for transfer, 130yen is added per one unitholder.

Administrative services concerning calculation of distributions, preparation of the register of distribution payment, preparation of receipts or transfer notices, preparation of transfer form or magnetic tape, organizing and compiling receipts paid, preparation of payment records, application of special tax rate and transfer of distributions, etc.

Fees for Payment of Distributions	1. 500 yen for one distribution receipt 2. 5 yen for one unitholder unpaid at the end of the month	Administrative services for payment of distributions after the expiration of the relevant payment period Administrative services concerning unitholders unpaid

Item	Amount of Fee	Description of Administrative Services
Fees for Receipt of Statement	250 yen for receipt of one statement
Administrative services concerning receipt of any statement requiring a change of address, trade name, representative, name, standing proxy or any other descriptions of the register of unitholders, notification of incident, and receipt of statement of special tax and notice thereof

7Fees for Enclosing and Dispatching Notification
1.Enclosing and dispatching the following items:
 (1)  In envelopes
       (i)     Standard-sized item
    25 yen for one envelope with up to 2 items
    5 yen is added for one additional item.
           15 yen is added for one standard-sized item requiring hand enclosing
       (ii)  Non-standard-sized item or hand enclosing item
    45 yen for one envelope with up to 2 items
    15 yen is added for one additional item
 (2)       By postcards  15 yen for one postcard
 *A minimum amount for dispatch shall be 50,000 yen.

2.         For registered mail, 30 yen is added for a piece of mail

3.         Suspension of dispatch or designation of delivery 200 yen for a piece of mail

4.        In the case of dividing a transfer notice into a distributions statement and a confirmation letter for the account to transfer distributions, envelop is considered as 2 items and 15 yen of verification fee is added per one transaction.

5.         Labeling 5 yen for a piece of mail

6.         Common paper preparation fees:
(When applying the rate, a paper fee instead of a preparation fee is charged with respect to book paper printing fee of expense detail list borne by entrusted investment corporation)
 (1)       Voting form (proxy), proxy statement postcard, etc. (to be printed on both sides of paper)

Administrative services of enclosing and dispatching notices of a general meeting of unitholders, notices of resolutions, voting forms (proxies), asset management report, receipts of distributions and any other documents related to general meetings of unitholders, administrative services concerning preparation of common paper, etc.

Item	Amount of Fee	Description of Administrative Services
2 yen for one form and postcard
        *When specifications are partially amended from common form, 2 yen is added for one form and postcard (minimum amount for amendment of specifications of voting form (proxy) shall be 60,000 yen)
 (2)      Distributions statement, address mat, etc. (to be printed on one side of paper)
        1 yen per one statement and mat
        *When specifications are partially amended from common form, 2 yen is added for one statement and mat

Fees for Handling of Returned Mail	250 yen for a piece of returned mail	Administrative services of handling and resending of returned mail such as notices of general meetings of unitholders, notices of resolutions, asset management reports
Fees for Preparation and Compiling of Voting Forms (Proxy)
1.       18 yen for preparation of one voting form (proxy)

2.       50 yen for compiling one voting form (proxy)
 *A minimum amount shall be 100,000 yen for one compiling work.

3.       For any competing resolution proposed by unitholders, add 50 yen for one voting form (proxy)

4.       For any diverse exercise, add 50 yen for a single voting form (proxy)

Administrative services of preparation of voting forms (proxies), organizing and compiling of submitted voting forms (proxies)
Fees for Certification and Research	1,600 yen for an issue of a certificate of transfer or related research for a single case/name 800 yen for an issue of a balance certificate or related research for a single case/name
Administrative services of preparation of certificates of payment of distributions or certificates of descriptions of the register of unitholders, etc. and preparation of research materials concerning acquisition, transfer (assignation, succession or donation, etc.)

Item	Amount of Fee	Description of Administrative Services
Fees for Book-Entry Transfer System-Related Matters
1.      Receipt of data concerning notices regarding every unitholder
 For receipt of notices regarding every unitholder:
         100 yen for a single unitholder/case
2.      Receipt of data concerning notices regarding individual unitholder:
 250 yen for a single receipt of notices regarding individual unitholder
3.      Receipt of data concerning requests of information disclosure:
 250 yen for a single request of information disclosure

Administrative services concerning receipt of data related to notices regarding every unitholder, registration of codes (holders, standing proxy, nationality, etc.) and update of the register of unitholders
Administrative services concerning receipt of data of notices regarding individual unitholder and preparation of detailed statement of notices regarding individual unitholder
Administrative services concerning submission of data for requests of information disclosure to Book-Entry Transfer Institution
Administrative services concerning notifications of items recorded in the register of transfer accounts

Any fees for extraordinary administrative services (administrative services concerning issuance of new investment units, administrative services concerning determination of unitholders which will be performed extraordinarily, administrative services concerning preparation of investment units distribution statistic table or administrative services concerning termination of agreement) that are not stated in this table, amount of fee shall be determined upon discussion by both parties in each case.

B.
Name and Address the Initial General Administrator to Perform the Account Management Services for Special Accounts for Book-entry Units on the book-entry units at the time of establishment of the Investment Corporation (the “Special Accounts Administrative Agent” in Attachment 1B.); Outline of General Administration Agreement to be Executed by the Investment Corporation and the Special Accounts Administrative Agent

1.     Name and Address
Mitsubishi UFJ Trust and Banking Corporation
1-4-5, Marunouchi, Chiyoda-ku, Tokyo

2.      Outline of General Administration Agreement
          (1)       Contents of Services to be Entrusted
(i)	Services relating to the preparation, administration and keeping of book-entry account books and their ancillary books
(ii)	Services relating to notices regarding every unitholder
(iii)	Services relating to new records, procedures for recording and deleting, and procedures for deleting all records
(iv)	Services relating to notices regarding individual unitholders from the Japan Securities Depository Center, Inc. (“JASDEC”) to the Investment Corporation
(v)	Services relating to entries and records in the book-entry account books, entries and records relating to pledges, and entries and records relating to trustees and trust assets
(vi)	Services relating to opening and closing of special accounts
(vii)	Services relating to registration of accountholders’ information and registered seals, registration of changes to such information and seals, and notifications to JASDEC of members’ information
(viii)	Services relating to procedures for book-entry between other accounts opened for accountholders or the account opened for the Investment Corporation
(ix)	Services relating to requests to open special accounts, etc., for acquirers, etc., pursuant to the Book-Entry Transfer Act
(x)	Services relating to requests for notices regarding individual unitholder from accountholders
(xi)	Services relating to requests for information from accountholders or interested persons (including those requested by JASDEC)
(xii)
Any other services relating to requests from accountholders, etc. (which mean unitholders and pledgees on units, their legal representatives, and their standing proxies; the same applies hereinafter) in addition to those set forth in each item above

(xiii)	Any other services relating to receipt of information relating to accountholders, etc. and notifications of registered seals from accountholders, etc. in addition to those set forth in each item above

(xiv)	Services relating to responses to inquiries from accountholders, etc.
(xv)	Services relating to consolidation and split of units
(xvi)
Any other services relating to operation of the book-entry system and services provided for by the Investment Corporation and the Investment Corporation and the Special Accounts Administrative Agent upon their consultation in addition to those set forth in each item above

(2)   Term of Agreement
This Agreement does not provide for any term of agreement.

(3)   Termination Prior to Expiry of Term of this Agreement
This Agreement will be lapse according to the items set out below:
(i)
There ceases to be any special accountholder.  In this case, the Special Accounts Administrative Agent will promptly take the procedures for closing all special accounts, and this agreement will be lapsed when those procedures have been completed.;

(ii)
All of the book-entry units (including the book-entry units of other investment corporations delivered as compensation to the unitholders of the Investment Corporation or the registered pledgees in case of consolidation of the Investment Corporation upon a merger) issued by the Investment Corporation cease to be dealt with by the clearing house under the Book-Entry Transfer Act.  In this case, the Special Accounts Administrative Agent will promptly take the procedures for closing all special accounts, and this agreement will be lapsed when those procedures have been completed;

(iii)
Either party in respect of the management of the special accounts breaches this agreement and it confirmed that the breach continues to materially obstruct the performance of this agreement, and the non-breaching party gives the breaching party written termination notice.  In this case, this agreement will be terminated on the day after the lapse of two (2) weeks following the delivery of the notice to the breaching party or on the date designated in such notice;

(iv)
In the case where the Investment Corporation and the Special Accounts Administrative Agent have entered into an investment units administrative services agency entrustment agreement and a lapse event under the same agreement arises or an event arise that may allow the Special Accounts Administrative Agent to terminate the agreement, the Special Accounts Administrative Agent notifies in writing that it is terminating this agreement.  In this case, the provisions set out in the latter part of (iii) above apply mutatis mutandis to the lapse date; or

(v)
Despite the circumstances due to fluctuations in the economic situation or a change in the details of the account management services, the Investment Corporation and the Special Accounts Administrative Agent cannot reach any agreement on a change in the account management services fees and the Special Accounts Administrative Agent notifies in writing that it is terminating this agreement.  In this case, the provisions set out in the latter part of (iii) above apply mutatis mutandis to the lapse date.

(4)
Amendment to this Agreement

If there is a change in law or regulation, an instruction from a supervisory authority or a clearing house, or any other necessity for a change in this agreement, then the Investment Corporation and the Special Accounts Administrative Agent will revise the agreement upon their consultation.

(5)
Amount of Fees to be Paid to the Special Accounts Administrative Agent and Time and Method of Payment

The Investment Corporation shall pay the Special Accounts Administrative Agent an amount calculated in accordance with the schedule (Administration of the Special Accounts).  However, fees for services not provided for in the schedule (Administration of the Special Accounts) will be determined between both parties upon consultation from time to time.

If it becomes difficult to apply the provisions set out above because of fluctuations in the economic situation, a change in the account management services, or the like, both parties may, upon consultation, change the account management services fees.  In addition, the circumstance described in above shall include the lapse of the investment units administrative services agency entrustment agreement executed between the Investment Corporation and the Special Accounts Administrative Agent.

The Special Accounts Administrative Agent will calculate the fees as of the last day of each month and invoice the Investment Corporation within the following month.  The Investment Corporation shall pay by the end of the same month.

Schedule (Administration of the Special Accounts)

<Schedule of Fee for Admiration of the Special Accounts>

Item	Fee Rate	Description of Administrative Services
Fees for Management of the Special Accounts
1.     The total amount calculated in accordance with the following table per one (1) unitholder who has special accounts(monthly rate)
 150 yen, up to 3,000 persons
         125 yen, up to 10,000 persons
         100 yen, up to 30,000 persons
         75 yen, more than or equal to 30,001 persons
        However, the monthly minimum base fee shall be 20,000 yen.
2.    Considerations set forth in (1) to (5) below for each act of administration of the accounts
        However, if the Special Accounts Administrative Agent is the Registrar of Unitholders Register, etc. of the Investment Corporation, the considerations set forth (1) to (5) below do not apply.
       (1) Fees for reporting to every unitholder
 150 yen per case
       (2) Fees for receipt of notices regarding individual unitholder
 250 yen per case
       (3) Fees for receipt of the claim of information provision
 250 yen per case
       (4) Fees for receipt of statement
 250 yen per case
       (5) Agency fee for designating a distribution for transfer
 130 yen per case

Services relating to the preparation, administration and keeping of book-entry account books and their ancillary books
Services relating to notices regarding every unitholder
Services relating to new records, procedures for recording and deleting, and procedures for deleting all records
Services relating to entries and records in the book-entry account books, entries and records relating to pledges, and entries and records relating to trustees and trust assets
Services relating to notices regarding individual unitholder and requests for information
Services relating to opening and closing of special accounts
Services relating to registration of accountholders’ information and registered seals, registration of changes to such information and seals, and notifications to the clearing house of members’ information
Services relating to requests to open special accounts, etc., for acquirers, etc. set forth in the Act on Book-Entry Transfer of Company Bonds, Shares, Etc. (Act No. 75 of 2001; the “Book-Entry Transfer Act”)
Services relating to consolidation and split of units
Services relating to responses to inquiries from accountholders, etc.

Fees for Research and Certification	1. 1,600 yen for an issue of a certificate of transfer or related research for a single case/name 2. 800 yen for an issue of a balance certificate or related research for a single case/name
Services relating to preparation of certificates of  descriptions of the register of transfer accounts , etc. and preparation of research materials concerning transfer (transfer or succession, etc.) of the investment units

Fee for Receiving the Claim of Transfer	1,000 yen per case	Services relating to procedures for book-entry in another account opened for accountholders of special accounts

(Note)	Any fees for extraordinary services (services concerning the termination, etc.) that are not stated in the schedule above shall be determined from time to time.

C.
Name and Address of Initial General Administrator to Perform General Administrative Services regarding Operation of Administrative Instruments, Accounting, Preparation of Accounting Books and Payment of Taxes (the “Administrator for Operation of Administrative instruments and Accounting Services” in Attachment 1C.); Outline of General Administration Agreement to be Executed by the Investment Corporation with the Administrator for Operation of Administrative Instruments and Accounting Services

1      Name and Address
Mitsubishi UFJ Trust and Banking Corporation
1-4-5, Marunouchi, Chiyoda-ku, Tokyo

2      Outline of General Administration Agreement
(1)      Contents of Services to be Entrusted (the “Entrusted Services” in Attachment 1C.)
(i)
Services relating to operation of administrative instruments of the Investment Corporation (out of the services provided for in Article 117, Item 4 of the Investment Trust Act, the services other than those that are entrusted to the Registrar of Unitholders Register, etc. pursuant to the investment units administrative services agency agreement between the Investment Corporation and the person who entrusted services provided for in Article 117, Item 2 of the Investment Trust Act and other services that are relevant thereto (the “Registrar of Unitholders Register, etc.” in (1));

(ii)	Services relating to calculations (services provided for in Article 117, Item 5 of the Investment Trust Act);
(iii)
Services relating to preparation of accounting books (services provided for in Article 117, Item 6 of the Investment Trust Act and Article 169, Paragraph 2, Item 6 of the Ordinance for Enforcement of the Investment Trust Act); and

(iv)
Services relating to payment of taxes (services provided for in Article 117, Item 6 of the Investment Trust Act and Article 169, Paragraph 2, Item 7 of the Ordinance for Enforcement of the Investment Trust Act).

(2)      Term of Agreement
           This Agreement shall be five (5) years commencing on the date of this Agreement.  Unless otherwise notified by either the Investment Corporation or the Administrator for Operation of Administrative Instruments and Accounting Services in writing to the other party at least three (3) months prior to the scheduled date for the expiry of the effective term, this Agreement shall be renewed for two (2) additional years, and the foregoing shall apply thereafter.

(3)      Termination prior to Expiry of Term of this Agreement

(i)
This Agreement shall be terminated when the Investment Corporation or the Administrator for Operation of Administrative Instruments and Accounting Services proposes the termination of this Agreement to the other party, and the other party approved such termination in writing.

(ii)
Upon the termination of this Agreement pursuant to (i) above, when the Investment Corporation gives a notification to the effect that such termination shall be subject to the procedures for approval of the Board of Directors, the approval shall be effective when the procedures for approval have been completed.  In such case, the Investment Corporation shall promptly perform such procedures for approval.

(iii)
When either the Investment Corporation or the Administrator for Operation of Administrative Instruments and Accounting Services fails to perform any obligation or duty provided for in this Agreement, the other party may, upon sending a demand for such performance with a reasonable period to the breaching party, terminate this Agreement if the breaching party does not perform such obligation or duty during the relevant term.

(iv)
Either the Investment Corporation or the Administrator for Operation of Administrative Instruments and Accounting Services may immediately terminate this Agreement without a demand or any other procedures, when the other party falls under any of the matters set forth in (a) or (b) below:

(a)
Occurrence of cause for dissolution, or filing of petitions for the commencement of bankruptcy proceedings, the commencement of special liquidation proceedings, the commencement of corporate reorganization proceedings, the commencement of civil rehabilitation proceedings, or the commencement of any bankruptcy proceedings equivalent to any of the proceedings above.

(b)
A suspension of payments, a suspension of transactions with banks by a clearing house, attachment, provisional attachment, preservative attachment, compulsory execution proceedings, or coercive collection of tax delinquency.

(v)
Either the Investment Corporation or the Administrator for Operation of Administrative Instruments and Accounting Services, if the other party (including its directors, executive officers, auditors, executive officers or supervisory officers (the “Officers” in (3)), is any of (a) below, has engaged in any applicable act and behavior that falls under (b) below, or is found to have made a false report on the representations below, the other party may immediately terminate this Agreement by giving a notification to such effect to the breaching party.  In such case, this Agreement will terminate on the date designated in the termination notice.

Description
(Representations and Warranties)

(a)
The Investment Corporation and the Investment Units Administrative Services Agent respectively represents that as of the date of this Agreement they and their Officers are not an organized crime group (boryokudan), a member of an organized crime group (boryokudan in), a person who was a member of an organized crime group during the past five (5) years, a sub member of an organized crime group (boryokudan junkoseiin), a corporation related to an organized crime group (boryokudan kankeikigyo), a racketeer attempting to extort money from a company by threatening to cause trouble at the general stockholders' meeting (soukaiya), a racketeer attempting to extort money from a company by advocating social causes (shakaiundo tou hyobo goro), special intelligence organized crime group (tokushu chino boryoku shudan tou), or any other person equivalent to any of (A) through (E) below (the “Organized Crime Group, etc.” in (3)), and warrants that they are not, and will not be, any of (A) through (E) below:

(A)	having any relationship that may be deemed as having its management controlled by the Organized Crime Group, etc.,
(B)	having any relationship that may be deemed as having substantial involvement of the Organized Crime Group, etc. in its management,
(C)
having any relationship that may be deemed as unjustly utilizing the Organized Crime Group, etc. for the purpose of receiving unjustifiable profit for them, themselves, or third parties, or for the purpose of causing damages to third parties,

(D)	having any relationship that may be deemed as having involvement in the Organized Crime Group, etc., such as providing funds, etc., or providing accommodation to the Organized Crime Group, etc., or
(E)
The Officers or any person who is substantially involved in the management of the parties of this Agreement have any relationship with the Organized Crime Group, etc. that may be subject to public criticism.

(b)
The Investment Corporation or the Administrator for Operation of Administrative Instruments and Accounting Services respectively warrants that they shall not, by themselves or cause any third parties to, perform any act and behavior that falls under any one of those set out in (A) through (E) below:

(A)	claims with forceful behavior and acts of violence
(B)	unjustifiable claims exceeding the scope of responsibility under the law
(C)	threatening action or statements, or violent acts and behaviors in connection with the Entrusted Services
(D)	acts and behaviors which may damage the credibility or obstruct the business of the other party by spreading false rumors or the use of fraudulent means or force

(E)	other acts and behavior equivalent to those set out in (A) through (D) above.

(4)       Amendment to this Agreement
(i)
The Investment Corporation and the Administrator for Operation of Administrative Instruments and Accounting Services may, upon mutual consultation, amend each provisions of this Agreement, in a manner consistent with and in conformity to the relevant laws and regulations.

(ii)
Upon the consultation stated in (i) above, when the Investment Corporation gives a notification in writing that the amendment to this Agreement will be subject to the procedures for approval by the Board of Directors, the amendment stated in (i) above shall be effective when procedures for approval have been completed.  In such case, the Investment Corporation shall promptly perform the procedures for approval.

(5)	Amount of Fees to be Paid to the Administrator for Operation of Administrative Instruments and Accounting Services and Time and Method of Payment
(i)
The fees concerning the Entrusted Services (the “General Administrative Fees” in (5)) shall be calculated by adding the amount of the consumption tax and the local tax (the “Amount of Consumption Tax, etc.” in (5)) to the amount separately calculated upon consultation between the Investment Corporation and the Administrator for Operation of Administrative Instruments and Accounting Services according to its asset composition, in each three- (3) month calculation period (the “Calculation Period” in (5)), which respectively ends on the last day of February, May, August, and November based on the total amount of assets on the balance sheet in the fiscal period immediately preceding the first day of the Calculation Period of the Investment Corporation (the total amount of assets on the balance sheet provided for in Article 129, Paragraph 2 of the Investment Trust Act.  The “Total Amount of Base Assets” in (5)), which is not more than the amount calculated in accordance with the “Table of Base Fee Amount” in the Schedule (Operation of Administrative Instruments and Accounting Services) (the “Table of Base Fee Amount” in (5)).  The General Administrative Fees for less than three (3) months shall be the amount calculated by adding the Amount of Consumption Tax, etc. to the amount calculated pro rata based on the actual number of days included in such period.

(ii)
If there is any substantial fluctuation between the total amount of the Investment Corporation’s assets as of the last day of the Calculation Period and the Total Amount of Base Asset, the General Administrative Fees in the relevant Calculation Period shall be the amount separately designated upon consultation between the Investment Corporation and the Administrator for Operation of Administrative Instruments and Accounting Services.

(iii)
The Investment Corporation shall pay the General Administrative Fees for each Calculation Period by remittance into the bank account designated by the Administrator for Operation of Administrative Instruments and Accounting Services or by means of a bank transfer, by the last day of the following month to which the last day of each Calculation Period belongs.

(iv)
If the amount of the General Administrative Fees becomes inappropriate due to fluctuations in the economic situation, the Investment Corporation and the Administrator for Operation of Administrative Instruments and Accounting Services may change the amount of the General Administrative Fees upon mutual consultation.  Upon the consultation, when the Investment Corporation notifies in writing that the consultation will be subject to the procedures for approval by the Board of Directors, the amendment shall be effective when the procedures for approval have been completed.  In such case, the Investment Corporation shall promptly perform the procedures for approval.

(v)
Notwithstanding the provisions of Paragraph 1, the General Administrative Fees for the period from September 1, 2015 to November 30, 2015 shall be the amount calculated by adding the Amount of Consumption Tax, etc. to the amount separately calculated upon consultation between the Investment Corporation and the Administrator for Operation of Administrative Instruments and Accounting Services according to its asset composition, which is not more than the total amount for three (3) months (September, October and November, 2015) calculated in accordance with the Table of Base Fee Amount based on the Total Amount of Base Assets of Nomura Real Estate Master Fund, Inc. as of August 31, 2015 and for two (2) months (October and November, 2015) calculated in accordance with the Table of Base Fee Amount based on the total amount of assets on the balance sheet of the Investment Corporation as of the date of incorporation (the “Total Amount of Base Assets as of Date of Incorporation”).  The General Administrative Fees from December 1, 2015 to February 29, 2016 shall be the amount calculated by adding the Amount of Consumption Tax, etc. to the amount separately calculated upon consultation between the Investment Corporation and the Administrator for Operation of Administrative Instruments and Accounting Services according to its asset composition, which is not more than the amount calculated in accordance with the Table of Base Fee Amount based on the Total Amount of Base Assets as of the Date of Incorporation.  The Investment Corporation’s balance sheet as of the date of incorporation shall be prepared by recording in accordance with the Accounting Standards for Business Combination (kigyo ketsugo ni kansuru kaikei kijun) the assets to be inherited by the Investment Corporation upon the consolidation-type merger among Nomura Real Estate Master Fund, Inc., Nomura Real Estate Office Fund, Inc. and Nomura Real Estate Residential Fund, Inc.

Schedule (Operation of Administrative Instruments and Accounting Services)

(Table of Base Fee Amount)

Total Amount of Assets			Calculation Method (Annual)
	Equal to or less than 10 billion yen	11,000,000 yen
More than 10 billion yen	Equal to or less than 50 billion yen	11,000,000 yen	+	(Total asset value -	10 billion yen)	×	0.080%
More than 50 billion yen	Equal to or less than 100 billion yen	43,000,000 yen	+	(Total asset value -	50 billion yen)	×	0.060%
More than 100 billion yen	Equal to or less than 200 billion yen	73,000,000 yen	+	(Total asset value -	100 billion yen)	×	0.055%
More than 200 billion yen	Equal to or less than 300 billion yen	128,000,000 yen	+	(Total asset value -	200 billion yen)	×	0.040%
More than 300 billion yen	Equal to or less than 500 billion yen	168,000,000 yen	+	(Total asset value -	300 billion yen)	×	0.035%
More than 500 billion yen		238,000,000 yen	+	(Total asset value -	500 billion yen)	×	0.030%

D-1.
Name and Address of Manager of Investment Corporation Bonds regarding the Second Series Unsecured Investment Corporation Bonds of the Former Nomura Real Estate Office Fund, Inc. (Ranking Pari Passu with Investment Corporation Bonds and Limited to Qualified Institutional Investors) (the “NOF Second Series Bonds” in Attachment 1 D-1) (the “Manager of Investment Corporation Bonds” in Attachment 1 D-1), and Outline of General Administration Agreement to be executed by the Investment Corporation with the Manager of Investment Corporation Bonds

1     Name and Address
The Bank of Tokyo-Mitsubishi UFJ, Ltd.
2-7-1 Marunouchi, Chiyoda-ku, Tokyo

2     Outline of General Administration Agreement
(1)	Contents of Services to be Commissioned (“Commissioned Services” in Attachment 1 D-1.)
(i)	Preparation and delivery of the application form of the investment corporation bonds
(ii)	Services relating to payment
(iii)	Preparation of and keeping the investment corporation bonds registers
(iv)	Services relating to redemption by purchase
(v)	Services relating to the redemption of principal and the payment of interest (Excluding services for principal and interest payments)

(2)          Term of Agreement
This Agreement does not provide for any term of agreement.

(3)          Termination prior to Expiry of Term of this Agreement
There will not be any provision regarding termination during the agreement term.

(4)          Amendment to this Agreement
Whenever it becomes necessary to change the content of the agreement, the parties shall enter into such written agreement. Provided, however, that any change in matters that have a material relationship regarding the interest of the bondholders of the NOF Second Series Bonds requires, upon obtaining permission of the court, a resolution of the general bondholders’ meetings, as well as the approval of the court regarding such resolution.

(5)           Amount of Fees to be paid to Manager of Investment Corporation Bonds and Time and Method of Payment
Any fees relating to the commission of the management of the investment corporation bonds paid by the Investment Corporation to Manager of Investment Corporation Bonds shall be, from the date following the date of issue of the NOF Second Series Bonds to the date on which the full amount of such bonds is extinguished by redemption or redemption by purchase (the “Extinguishment Date of the Full Amount”), 2.1/10,000 of the base balance of the NOF Second Series Bonds (the amount obtained by dividing the aggregate balance of the NOF Second Series Bonds at the beginning of each month for each calculation period, by the number of the months of such calculation period) per year (including the fees that correspond to 0.1/10,000 of consumption tax and local consumption tax). The above fees shall be paid on the date on which the interest of the NOF Second Series Bonds shall be paid and on the 25th of the month following the Extinguishment Date of the Full Amount (in the case of maturity, the due date for redemption). Provided, however, that if the payment date is not a bank business day, the bank business day preceding such date.

D-2.           Name and Address of General Administration Agent to Perform Registration Services regarding the Second Series Unsecured Investment Corporation Bonds of the Former Nomura Real Estate Office Fund, Inc. (Ranking Pari Passu with Investment Corporation Bonds and Limited to Qualified Institutional Investors) (the “Agent for Registration Services of NOF Second Series Bonds” in Attachment 1 D-2) , and Outline of General Administration Agreement to be executed by the Investment Corporation with the Agent for Registration Services of NOF Second Series Bonds

1      Name and Address
The Bank of Tokyo-Mitsubishi UFJ, Ltd.
2-7-1 Marunouchi, Chiyoda-ku, Tokyo

2      Outline of General Administration Agreement
(1)	Contents of Services to be commissioned Registration services

(2)	Term of Agreement This Agreement does not provide for any term of agreement.

(3)	Termination prior to Expiry of Term of this Agreement There will not be any provision regarding termination during the agreement term.

(4)
Amendment to this Agreement
Whenever it becomes necessary to change the content of this Agreement, the Investment Corporation and the Agent for Registration Services of NOF Second Series Bonds  shall mutually enter into such written agreement in each case.

(5)
Amount of Fees to be paid to Agent for Registration Services of NOF Second Series Bonds and Time and Method of Payment
The initial registration fee will be borne by the Investment Corporation and the ratio thereof is 0.1 yen per 100 yen par value (consumption tax and local consumption tax are tax exempt).

D-3.
Name and Address of General Administrator to Perform Issuance Services and Other Services During the Life of the Bonds regarding the Second Series Unsecured Investment Corporation Bonds of the Former Nomura Real Estate Office Fund, Inc. (Ranking Pari Passu with Investment Corporation Bonds and Limited to Qualified Institutional Investors) (the “NOF Second Series Bonds” in Attachment 1 D-3) (the “Agent for Issuance Services, etc. of NOF Second Series Bonds” in Attachment 1 D-3), and Outline of General Administration Agreement to be executed by the Investment Corporation with the Agent for Issuance Services, etc. of NOF Second Series Bonds

1      Name and Address
The Bank of Tokyo-Mitsubishi UFJ, Ltd.
2-7-1 Marunouchi, Chiyoda-ku, Tokyo

2      Outline of General Administration Agreement
(1)       Contents of Services to be commissioned
(i)	Services relating to preparation of and arrangement for the application form of the investment corporation bonds for the NOF Second Series Bonds
(ii)	Services relating to Subscriber Registration Request
(iii)	Preparation of and keeping the investment corporation bonds registers for the NOF Second Series Bonds and other such services relating to the investment corporation bonds registers
(iv)	Services relating to preparation and delivery in the case of issuing the replacement investment corporation bonds, etc.
(v)	Services relating to collection of expenses from bondholders
(vi)	Services relating to payment of interest income tax in accordance with the Act on Special Measures Concerning Taxation
(vii)	Other services that are deemed necessary upon consultation with the Investment Corporation.

(2)            Term of Agreement
 This Agreement does not provide for any term of agreement.

(3)            Termination prior to Expiry of Term of this Agreement
 There will not be any provision regarding termination during the agreement term.

(4)            Amendment to this Agreement
Whenever it becomes necessary to change the content of this Agreement, the Investment Corporation and the Agent for Issuance Services, etc. of NOF Second Series Bonds shall mutually enter into such written agreement in each case.

(5)	Amount of Fees to be paid to Agent for Issuance Services, etc. of NOF Second Series Bonds and Time and Method of Payment
The fees paid by the Investment Corporation to the Agent for Issuance Services, etc. of NOF Second Series Bonds shall be 15,225,000 yen (including consumption tax and local consumption tax), which is deemed to be paid by receiving the amount paid of the NOF Second Series Bonds less the fees and consumption tax from the Agent for Issuance Services, etc. of NOF Second Series Bonds on the payment date of the NOF Second Series Bonds.

D-4.
Name and Address of Each General Administrator to Perform Principal and Interest Payment Services regarding the Second Series Unsecured Investment Corporation Bonds of the Former Nomura Real Estate Office Fund, Inc. (Ranking Pari Passu with Investment Corporation Bonds and Limited to Qualified Institutional Investors) (the “NOF Second Series Bonds” in Attachment 1 D-4) (the “Principal and Interest Payments Administrator for the NOF Second Series Bonds” in Attachment 1 D-4); Outline of General Administration Agreement to be Executed by the Investment Corporation with the Principal and Interest Payments Administrator for the NOF Second Series Bonds

1            Name and Address
  The Bank of Tokyo-Mitsubishi UFJ, Ltd.
  2-7-1, Marunouchi, Chiyoda-ku, Tokyo

      Nomura Securities Co., Ltd.
      1-9-1, Nihonbashi, Chuo-ku, Tokyo

      Mizuho Securities Co., Ltd.
      1-5-1, Otemachi, Chiyoda-ku, Tokyo

2.           Outline of General Administration Agreement
  (1)        Contents of Services to be Commissioned
(i)
The Principal and Interest Payments Administrator for the NOF Second Series Bonds will pay the holders of the NOF Second Series investment corporation bonds the principal and interest on the NOF Second Series Bonds in exchange for the investment corporation bond certificates or coupons the payment date for which has arrived (or, for those that have been registered, in exchange for receipts in respect of the paid principal and interest).

(ii)
The management company of the investment corporate bonds for the NOF Second Series Bonds (the “Management Company”) will deliver the principal and interest payment funds in respect of the NOF Second Series Bonds in accordance with the request of the Principal and Interest Payments Administrator for the NOF Second Series Bonds.

(iii)
If the Principal and Interest Payments Administrator for the NOF Second Series Bonds receives the principal and interest payment funds under (ii) above, it is to submit without delay to the Management Company the redeemed investment corporation bond certificates or the paid coupons (or, for those that have been registered, a receipt in respect of principal and interest paid) (the “Paid Investment Corporation Bonds, Etc.”).

(iv)
The Management Company, after it has closely inspected the Paid Investment Corporation Bonds, Etc., cross-checked against the principal and interest payment funds delivered, and has confirmed entries, etc., of the serial numbers of the Paid Investment Corporation Bond Certificates, Etc., will pay the Principal and Interest Payments Administrator for the NOF Second Series Bonds a fee for principal and interest payment services for the NOF Second Series Bonds according to the amounts that the Principal and Interest Payments Administrator for the NOF Second Series Bonds has actually handled.

(v)
If requested for the return of the principal and interest payment funds and the fee by the Management Company with a proper reason, the Principal and Interest Payments Administrator for the NOF Second Series Bonds will without delay return to the Management Company the principal and interest payment funds delivered under (ii) above and the fee for principal and interest payments services delivered under (iv) above.

(2)            Term of Agreement
 This Agreement does not provide for any term of agreement.

(3)            Location for Payment of Principal and Interest
 Tokyo main office of The Bank of Tokyo-Mitsubishi UFJ, Ltd.
 Head office of Nomura Securities Co., Ltd.
 Head office of Mizuho Securities Co., Ltd.

(4)            Termination prior to Expiry of Term of this Agreement
 There will not be any provision regarding termination during the agreement term.

(5)            Amendment to this Agreement
 Whenever it becomes necessary to change the content of this Agreement, the Investment Corporation and the Principal and Interest Payments Administrator for the NOF Second Series Bonds shall mutually enter into such written agreement in each case.

(6)	Amount of Fees to be Paid to the Principal and Interest Payments Administrator for the NOF Second Series Bonds and Time and Method of Payment
The fees to be paid by the Investment Corporation to the Principal and Interest Payments Administrator for the NOF Second Series Bonds are as follows:

・ In the case of redemption of principal:
10.5 / 10,000 of the par value (including the fees that correspond to 0.5 / 10,000 of consumption tax and local consumption tax)However, with respect to the investment corporate bonds that are deemed to be book-entry transfer investment corporation bonds in accordance with the provisions set forth in the Supplementary Provision 28, Paragraph 1 of the Law concerning Book-entry Transfer of Corporate Bonds and Other Securities (Law No. 75 of 2001, the “Book-Entry Transfer Law”) prior to the amendment of the Law for Partial Amendments to the Law concerning Book-entry Transfer of Corporate Bonds and Other Securities for the Purpose of Streamlining the Settlement of Trades of Stocks and Other Securities (the “Special Investment Corporation Book-Entry Bonds”), 0.075 / 10,000 of the principal amount of payment (In addition to the fee, the Investment Corporation will bear the consumption tax and local consumption tax payable on such fee.).

・ In the case of payment of interest:
21 / 10,000 of the interest amount (including the fees that correspond to 1 / 10,000 of consumption tax and local consumption tax)
However, with respect to Special Investment Corporation Book-Entry Bonds, 0.075 / 10,000 of the principal amount which is the subject of the interest payment (In addition to the fee, the Investment Corporation will bear the consumption tax and local consumption tax payable on such fee.).

The Principal and Interest Payments Administrator for the NOF Second Series Bonds may, depending on the situation, change the fee with the agreement of the Investment Corporation. The said fees and consumption tax and local consumption tax imposed on such fees shall be paid to the Principal and Interest Payments Administrator for the NOF Second Series Bonds, through the Manager of Investment Corporation Bonds regarding the NOF Second Series Bonds, and after such Manager of Investment Corporation Bonds has closely inspected the paid investment corporation bonds, etc. of the NOF Second Series Bonds and cross-checked against the principal and interest payment funds delivered, will pay the Principal and Interest Payments Administrator for the NOF Second Series Bonds the said fees and consumption tax and local consumption tax imposed on such fees according to the amounts that the Principal and Interest Payments Administrator for the NOF Second Series Bonds has actually handled.

E-1.
Name and Address of General Administrator to Perform Fiscal Agent Services regarding the Fourth Series Unsecured Investment Corporation Bonds of the Former Nomura Real Estate Office Fund, Inc. (Ranking Pari Passu with Specified Investment Corporation Bonds) (the “NOF Fourth Series Bonds” in Attachment 1 E-1) (the “Fiscal Agent Administrator for the NOF Fourth Series Bonds” in Attachment 1 E-1); Outline of General Administration Agreement to be Executed by the Investment Corporation with the Fiscal Agent Administrator for the NOF Fourth Series Bonds

1          Name and Address
Sumitomo Mitsui Banking Corporation
1-1-2, Marunouchi, Chiyoda-ku, Tokyo

2.         Outline of General Administration Agreement
    (1)     Contents of Services to be Commissioned
(i)	Receipt of the amount paid by lead securities company of the NOF Fourth Series Bonds and delivery services of the amount paid to the Investment Corporation
(ii)	Notification of required items to registration institution in case of subscriber registration request
(iii)	Preparation of the investment corporation bonds register and its copy
(iv)	Out of services relating to redemption of principal and payment of interests, arrangement services for payment of principal and interests
(v)	Services relating to redemption by purchase of the NOF Fourth Series Bonds
(vi)
Reissuance of investment corporation bonds due to loss, damage, contamination, etc. and preparation and delivery of investment corporation bonds relating to issuance of investment corporation bonds due to deletion of registration

(vii)	Collection of actual expenses (including stamp tax) from bondholders requesting issuance or re-issuance of the investment corporation bonds prescribed in (vi) above
(viii)	Payment of interest income tax in accordance with the Act on Special Measures Concerning Taxation
(ix)	Administration; entry into investment corporation bonds register
(x)	Notification to registration institution at the time of redemption of the NOF Fourth Series Bonds

(2)	Term of Agreement This Agreement does not provide for any term of agreement.

(3)	Termination prior to Expiry of Term of this Agreement There will not be any provision regarding termination during the agreement term.

(4)	Amendment to this Agreement Whenever it becomes necessary to change the content of the agreement, the parties shall enter into such written agreement.

(5)	Amount of Fees to be Paid to the Fiscal Agent Administrator for the NOF Fourth Series Bonds and Time and Method of Payment

The fees relating to the issuance services of the NOF Fourth Series Bonds, arrangement services of payment of principal and interests and services during the year shall be 11,000,000 yen (including consumption tax and local consumption tax), which is deemed to be paid by receiving the amount paid of the NOF Fourth Series Bonds less the above-mentioned fees from the Fiscal Agent Administrator for the NOF Fourth Series Bonds on the payment date of the NOF Fourth Series Bonds.

As fees concerning services relating to redemption by purchase of the NOF Fourth Series Bonds, the Fiscal Agent Administrator for the NOF Fourth Series Bonds shall pay 0.1 yen (including consumption tax and local consumption tax) per 100 yen par value for six-month period up to the end of the prior month on the 25th day of March and September every year (when such day falls on a non-business day of the Fiscal Agent Administrator for the NOF Fourth Series Bonds, the day shall be the immediately preceding business day).

E-2.
Name and Address of General Administrator to Perform Registration Services regarding the Fourth Series Unsecured Investment Corporation Bonds of the Former Nomura Real Estate Office Fund, Inc. (Ranking Pari Passu with Specified Investment Corporation Bonds) (the “Agent for Registration Services of NOF Second Series Bonds” in Attachment 1 E-2); Outline of General Administration Agreement to be executed by the Investment Corporation with the Agent for Registration Services of NOF Fourth Series Bonds

1         Name and Address
Sumitomo Mitsui Banking Corporation
1-1-2, Marunouchi, Chiyoda-ku, Tokyo

2         Outline of General Administration Agreement

(1)       Contents of Services to be Commissioned
Registration services

(2)       Term of Agreement
            This Agreement does not provide for any term of agreement.

(3)       Termination prior to Expiry of Term of this Agreement
            There will not be any provision regarding termination during the agreement term.

(4)       Amendment to this Agreement
Whenever it becomes necessary to change the content of this Agreement, any doubt arises or any event which is difficult to apply such Agreement arises, the Investment Corporation and the Agent for Registration Services of NOF Fourth Series Bonds shall discuss such matters in each case.

(5)       Amount of Fees to be paid to Agent for Registration Services of NOF Fourth Series Bonds and Time and Method of Payment
The subscriber registration fee concerning registration requests will be borne by the Investment Corporation and the ratio thereof is 0.1 yen per 100 yen par value.

E-3.
Name and Address of General Administrator to Perform Principal and Interest Payment Services regarding the Fourth Series Unsecured Investment Corporation Bonds  of the Former Nomura Real Estate Office Fund, Inc. (Ranking Pari Passu with Specified Investment Corporation Bonds) (the “NOF Fourth Series Bonds” in Attachment 1 E-3) (the “Principal and Interest Payments Administrator for the NOF Fourth Series Bonds” in Attachment 1 E-3); Outline of General Administration Agreement to be Executed by the Investment Corporation with the Principal and Interest Payments Administrator for the NOF Fourth Series Bonds

1         Name and Address
Sumitomo Mitsui Banking Corporation
1-1-2, Marunouchi, Chiyoda-ku, Tokyo

    Nomura Securities Co., Ltd.
    1-9-1, Nihonbashi, Chuo-ku, Tokyo

    Mizuho Securities Co., Ltd.
    1-5-1, Otemachi, Chiyoda-ku, Tokyo

2.         Outline of General Administration Agreement
(1)      Contents of Services to be Commissioned
(i)
Each Principal and Interest Payments Administrator for the NOF Fourth Series Bonds will pay the holders of the NOF Fourth Series investment corporation bonds the principal and interest on the NOF Fourth Series Bonds in exchange for the investment corporation bond certificates or coupons the payment date for which has arrived (or, for those that have been registered, in exchange for receipts in respect of the paid principal and interest).

(ii)
Sumitomo Mitsui Banking Corporation, which is the representative of the Principal and Interest Payments Administrator for the NOF Fourth Series Bonds (the “Fiscal Agent” in Attachment 1 E-3) will deliver the principal and interest payment funds in respect of the NOF Fourth Series Bonds in accordance with the request of each Principal and Interest Payments Administrator for the NOF Fourth Series Bonds.

(iii)
If each Principal and Interest Payments Administrator for the NOF Fourth Series Bonds receives the principal and interest payment funds under (ii) above, they are to submit without delay to the Fiscal Agent the redeemed investment corporation bond certificates or the paid coupons (or, for those that have been registered, in exchange for a receipt in respect of principal and interest paid; redeemed investment corporation bond certificates and the paid coupons collectively, the “Paid Investment Corporation Bonds, Etc.”).

(iv)
The Fiscal Agent, after it has cross-checked against the principal and interest payment funds, and has confirmed entries, etc., of the serial numbers of the Paid Investment Corporation Bond Certificates, Etc., will pay each Principal and Interest Payments Administrator for the NOF Fourth Series Bonds a fee for principal and interest payment services for the NOF Fourth Series Bonds according to the amounts that each Principal and Interest Payments Administrator for the NOF Fourth Series Bonds has actually handled.

(v)
If requested by the Fiscal Agent with a proper reason, each Principal and Interest Payments Administrator for the NOF Fourth Series Bonds will without delay return to the Fiscal Agent the principal and interest payment funds delivered under (ii) above and the principal and interest payments administration fee delivered under (iv) above.

(2)	Term of Agreement This Agreement does not provide for any term of agreement.

(3)	Termination prior to Expiry of Term of this Agreement There will not be any provision regarding termination during the agreement term.

(4)	Amendment to this Agreement Whenever it becomes necessary to change the content of the agreement, the parties shall enter into such written agreement.

(5)	Amount of Fees to be Paid to the Principal and Interest Payments Administrator for the NOF Fourth Series Bonds and Time and Method of Payment
The fees to be paid by the Investment Corporation to the Principal and Interest Payments Administrator for the NOF Fourth Series Bonds are as follows:

・ In the case of redemption of principal:
10 / 10,000 of the amount of payment (However, if the fee calculated in accordance with the above fee rate is more than 100,000 yen per handling, the fee for each handling shall be 100,000 yen.)
However, with respect to the Special Investment Corporation Book-Entry Bonds, 0.075 / 10,000 of the principal amount of payment.

・ In the case of payment of interest:	20 / 10,000 of the interest amount However, with respect to the Special Investment Corporation Book-Entry Bonds, 0.075 / 10,000 of the principal amount which is the subject of the interest payment.

Consumption tax and local consumption tax imposed on the fees prescribed above shall be borne by the Investment Corporation, separately from such fees themselves.
The said fees and consumption tax and local consumption tax imposed on such fees shall be paid to the Principal and Interest Payments Administrator for the NOF Fourth Series Bonds, through the Fiscal Agent.

F.
Name and Address of General Administrator regarding the Sixth Series Unsecured Investment Corporation Bonds of the Former Nomura Real Estate Office Fund, Inc. (Ranking Pari Passu with Specified Investment Corporation Bonds) (the “NOF Sixth Series Bonds” in Attachment 1F) (the “General Administrator for the NOF Sixth Series Bonds” in Attachment 1F); Outline of General Administration Agreement to be Executed by the Investment Corporation with the General Administrator for the NOF Sixth Series Bonds

1      Name and Address
The Bank of Tokyo-Mitsubishi UFJ, Ltd.
2-7-1 Marunouchi, Chiyoda-ku, Tokyo

2      Outline of General Administration Agreement
(1)         Contents of Services to be Commissioned
(i)	Notification to JASDEC of issue information
(ii)	Submission of the Terms and Conditions of Investment Corporation Bonds for the NOF Sixth Series Bonds to JASDEC
(iii)	Notification to JASDEC of the fee rate for the fee relating to principal and interest payments determined by the Investment Corporation (the “Principal and Interest Payment Fee”)
(iv)	Confirmations and approvals of information on new records received from JASDEC
(v)	Receipt of monies paid in for the NOF Sixth Series Bonds and transmission to JASDEC of notices for completion of funds transfer
(vi)	Handling of the fee for new records for the NOF Sixth Series Bonds
(vii)	Notification to JASDEC of amount of interest per single currency of the NOF Sixth Series Bonds
(viii)	Notification to JASDEC if there is a change in the issue information of the NOF Sixth Series Bonds
(ix)
Acquisition from and confirmation with JASDEC of data concerning requests for payment of principal and interest and transmission to JASDEC of notices approving or disapproving details of request for payment of principal and interest

(x)	Acquisition from and confirmation with JASDEC of data concerning distribution of principal and interest
(xi)
If the principal redemption and interest payment of the NOF Sixth Series Bonds is to be paid by the Investment Corporation – Notification of the Information on Expected Settlement Amounts to cash settlement company

(xii)	Services relating to the preparation and keeping of investment corporation bonds registers of the NOF Sixth Series Bonds and other such services relating to investment corporation bonds registers

(xiii)	Preparation of investment corporation bonds ledger
(xiv)	Payment of interest income tax in accordance with the Act on Special Measures Concerning Taxation
(xv)	Services relating to redemption by purchase

(2)    Term of Agreement
 This Agreement does not provide for any term of agreement.

(3)    Termination prior to Expiry of Term of this Agreement
 There will not be any provision regarding termination during the agreement term.

(4)    Amendment to this Agreement
 Whenever it becomes necessary to change the content of the agreement, the parties shall enter into such written agreement.

(5)	Amount of Fees to be Paid to the General Administrator for the NOF Sixth Series Bonds and Time and Method of Payment
The fees to be paid by the Investment Corporation to the General Administrator for the NOF Sixth Series Bonds shall be JPY 15,000,000 (and consumption tax and local consumption tax) and the fee for new records for the NOF Sixth Series Bonds stipulated by JASDEC shall be JPY 220,000 (and consumption tax and local consumption tax).  At the due date for payment of the NOF Sixth Series Bonds, the Investment Corporation has already paid the above-mentioned fees to the General Administrator for the NOF Sixth Series Bonds by receipt from such General Administrator for the NOF Sixth Series Bonds of the amount calculated by excluding the monies paid in for the NOF Sixth Series Bonds.  In addition, the fee for new records for the NOF Sixth Series Bonds is to be paid to JASDEC through The Bank of Tokyo-Mitsubishi UFJ, Ltd., the fiscal agent of the Investment Corporation.  Consumption tax and local consumption tax imposed on the fees prescribed above shall be borne by the Investment Corporation, separately from such fees themselves, and a portion of the above-mentioned fees to be paid by the Investment Corporation to the General Administrator for the NOF Sixth Series Bonds (JPY 15,000,000) and consumption tax and local consumption tax imposed thereon shall be paid to the person who paid the principal and interest of the NOF Sixth Series Bonds to the bondholders of the NOF Sixth Series Bonds, through The Bank of Tokyo-Mitsubishi UFJ, Ltd., the fiscal agent for the NOF Sixth Series Bonds, pursuant to JASDEC’s Business Regulations and other relevant regulations.

G.
Name and Address of General Administrator regarding the Seventh Series Unsecured Investment Corporation Bonds of the Former Nomura Real Estate Office Fund, Inc. (Ranking Pari Passu with Specified Investment Corporation Bonds) (the “NOF Seventh Series Bonds” in Attachment 1G) (the “General Administrator for the NOF Seventh Series Bonds” in Attachment 1G); Outline of General Administration Agreement to be Executed by the Investment Corporation with the General Administrator for the NOF Seventh Series Bonds

1      Name and Address
Sumitomo Mitsui Banking Corporation
1-1-2 Marunouchi, Chiyoda-ku, Tokyo

2      Outline of General Administration Agreement
(1)         Contents of Services to be Commissioned
(i)	Notification to JASDEC of issue information regarding the NOF Seventh Series Bonds
(ii)	Delivery to JASDEC of the Terms and Conditions of Investment Corporation Bonds for the NOF Seventh Series Bonds
(iii)	Approvals of information on new records and confirmations of new records regarding the NOF Seventh Series Bonds
(iv)
Receipt of monies paid in for the NOF Seventh Series Bonds of from a securities company which has become an underwriter of the NOF Seventh Series Bonds and notices to JASDEC for completion of funds transfer

(v)	Handling of the fee for new records for the NOF Seventh Series Bonds
(vi)	Notices to JASDEC for the items that are required to be notified by the payment agent, among issue information of the NOF Seventh Series Bonds
(vii)
Acquisition from JASDEC of the billing information regarding the principal redemption and interest payment of the NOF Seventh Series Bonds (the “Information regarding Details of Request for Principal and Interest”)

(viii)	Acquisition from JASDEC of the distribution information regarding the principal redemption and interest payment of the NOF Seventh Series Bonds (the “Information on Expected Settlement Amounts”)
(ix)	Confirmations of the Information regarding Details of Request for Principal and Interest and the Information on Expected Settlement Amounts
(x)
If the principal redemption and interest payment of the NOF Seventh Series Bonds is to be paid by the Investment Corporation – Notification of the Information on Expected Settlement Amounts to the cash settlement company

(xi)	Services relating to the payment of principal and interest of the NOF Seventh Series Bonds

(xii)
Handling of the fee for handling principal and interest payment services that was separately notified in writing by the Investment Corporation to the General Administrator for the NOF Seventh Series Bonds with respect to the NOF Seventh Series Bonds

(xiii)	Receipt of notification from JASDEC in the case where redemption by purchase of the NOF Seventh Series Bonds is carried out by the Investment Corporation
(xiv)	Payment to the Investment Corporation of monies of the NOF Seventh Series Bonds
(xv)	Services relating to the preparation and keeping of investment corporation bonds registers of the NOF Seventh Series Bonds and other such services relating to investment corporation bonds registers
(xvi)	Payment of interest income tax in accordance with the Act on Special Measures Concerning Taxation
(xvii)	Services relating to redemption by purchase of the NOF Seventh Series Bonds
(xviii)	Preparation and management of investment corporation bonds ledger

(2)    Term of Agreement
 There will not be any provision for the agreement term.

(3)    Termination prior to Expiry of Term of this Agreement
 There will not be any provision regarding termination during the agreement term.

(4)    Amendment to this Agreement
 Whenever it becomes necessary to change the content of the agreement, the parties shall enter into such written agreement.

(5)	Amount of Fees to be Paid to the General Administrator for the NOF Seventh Series Bonds and Time and Method of Payment
The fees to be paid by the Investment Corporation to the General Administrator for the NOF Seventh Series Bonds shall be JPY 23,400,000 (and consumption tax and local consumption tax) and the fee for new records for the NOF Seventh Series Bonds stipulated by JASDEC shall be JPY 200,000 (and consumption tax and local consumption tax).  At the due date for payment of the NOF Seventh Series Bonds, the Investment Corporation has already paid the above-mentioned fees to the General Administrator for the NOF Seventh Series Bonds by receipt from such General Administrator for the NOF Seventh Series Bonds of the amount calculated by excluding such fees from the monies paid in for the NOF Seventh Series Bonds.  In addition, the fee for new records for the NOF Seventh Series Bonds is to be paid to JASDEC through Sumitomo Mitsui Banking Corporation, the fiscal agent of the Investment Corporation.  Consumption tax and local consumption tax imposed on the fees prescribed above shall be borne by the Investment Corporation, separately from such fees themselves, and a portion of the above-mentioned fees to be paid by the Investment Corporation to the General Administrator for the NOF Seventh Series Bonds (JPY 23,400,000) and consumption tax and local consumption tax imposed thereon shall be paid to the person who paid the principal and interest of the NOF Seventh Series Bonds to the bondholders of the NOF Seventh Series Bonds, through Sumitomo Mitsui Banking Corporation, the fiscal agent for the NOF Seventh Series Bonds, pursuant to JASDEC’s Business Regulations and other relevant regulations.

H.
Name and Address of General Administrator regarding the Ninth Series Unsecured Investment Corporation Bonds of the Former Nomura Real Estate Office Fund, Inc. (Ranking Pari Passu with Specified Investment Corporation Bonds) (the “NOF Ninth Series Bonds” in Attachment 1H) (the “General Administrator for the NOF Ninth Series Bonds” in Attachment 1H); Outline of General Administration Agreement to be Executed by the Investment Corporation with the General Administrator for the NOF Ninth Series Bonds

1      Name and Address
The Bank of Tokyo-Mitsubishi UFJ, Ltd.
2-7-1 Marunouchi, Chiyoda-ku, Tokyo

2      Outline of General Administration Agreement
(1)         Contents of Services to be Commissioned
(i)	Notification to JASDEC of issue information
(ii)	Submission of the Terms and Conditions of Investment Corporation Bonds for the NOF Ninth Series Bonds to JASDEC
(iii)	Notification to JASDEC of the fee rate for the fee relating to principal and interest payments determined by the Investment Corporation (the “Principal and Interest Payment Fee”)
(iv)	Confirmations and approvals of information on new records received from JASDEC
(v)	Receipt of monies paid in for the NOF Ninth Series Bonds and transmission to JASDEC of notices for completion of funds transfer
(vi)	Handling of the fee for new records for the NOF Ninth Series Bonds
(vii)	Notification to JASDEC of amount of interest per single currency of the NOF Ninth Series Bonds
(viii)	Notification to JASDEC if there is a change in the issue information of the NOF Ninth Series Bonds
(ix)
Acquisition from and confirmation with JASDEC of data concerning requests for payment of principal and interest and transmission to JASDEC of notices approving or disapproving details of request for payment of principal and interest

(x)	Service in respect of distribution of principal and interest upon principal redemption and interest payment
(xi)
Service of distributing the Principal and Interest Payment Fee to the Direct Account Management Institution (which means “Direct Account Management Institution” as defined in JASDEC’s Business Regulations)

(xii)	Receipt of notification from JASDEC in the case where redemption by purchase of the NOF Ninth Series Bonds is carried out by the Investment Corporation
(xiii)	Services relating to the preparation and keeping of investment corporation bonds registers of the NOF Ninth Series Bonds and other such services relating to investment corporation bonds registers

(xvi)	Preparation of investment corporation bonds ledger
(xv)	Payment of interest income tax in accordance with the Act on Special Measures Concerning Taxation
(xvi)	Services relating to redemption by purchase

(2)    Term of Agreement
 This Agreement does not provide for any term of agreement.

(3)    Termination prior to Expiry of Term of this Agreement
 There will not be any provision regarding termination during the agreement term.

(4)    Amendment to this Agreement
 Whenever it becomes necessary to change the content of the agreement, the parties shall enter into such written agreement.

(5)	Amount of Fees to be Paid to the General Administrator for the NOF Ninth Series Bonds and Time and Method of Payment
The fees to be paid by the Investment Corporation to the General Administrator for the NOF Ninth Series Bonds shall be JPY 8,400,000 (and consumption tax and local consumption tax) and the fee for new records for the NOF Ninth Series Bonds stipulated by JASDEC shall be JPY 180,000 (and consumption tax and local consumption tax).  At the due date for payment of the NOF Ninth Series Bonds, the Investment Corporation has already paid the above-mentioned fees to the General Administrator for the NOF Ninth Series Bonds by receipt from such General Administrator for the NOF Ninth Series Bonds of the amount calculated by excluding such fees from the monies paid in for the NOF Ninth Series Bonds.  In addition, the fee for new records for the NOF Ninth Series Bonds is to be paid to JASDEC through The Bank of Tokyo-Mitsubishi UFJ, Ltd., the fiscal agent of the Investment Corporation.  Consumption tax and local consumption tax imposed on the fees prescribed above shall be borne by the Investment Corporation, separately from such fees themselves, and a portion of the above-mentioned fees to be paid by the Investment Corporation to the General Administrator for the NOF Ninth Series Bonds (JPY 8,400,000) and consumption tax and local consumption tax imposed thereon shall be paid to the person who paid the principal and interest of the NOF Ninth Series Bonds to the bondholders of the NOF Ninth Series Bonds, through The Bank of Tokyo-Mitsubishi UFJ, Ltd., the fiscal agent for the NOF Ninth Series Bonds, pursuant to JASDEC’s Business Regulations and other relevant regulations.

I.
Name and Address of General Administrator for the Tenth Series Unsecured Investment Corporation Bonds of the Former Nomura Real Estate Office Fund, Inc. (Ranking Pari Passu with Specified Investment Corporation Bonds) (the “NOF Tenth Series Bonds” in Attachment 1I) (the “General Administrator for the NOF Tenth Series Bonds” in Attachment 1I); Outline of General Administration Agreement to be Executed by the Investment Corporation with the General Administrator for the NOF Tenth Series Bonds

1      Name and Address
Sumitomo Mitsui Banking Corporation
1-1-2 Marunouchi, Chiyoda-ku, Tokyo

2      Outline of General Administration Agreement
 (1)         Contents of Services to be Commissioned
(i)	Payment to the Investment Corporation of monies of the NOF Tenth Series Bonds
(ii)	Services relating to the preparation of investment corporation bonds registers and other such services relating to investment corporation bonds registers
(iii)	Preparation of investment corporation bonds ledger
(iv)	Service relating to keeping of investment corporation bonds registers and other such services relating to investment corporation bonds registers
(v)	Services relating to tax payment in accordance with the Act on Special Measures Concerning Taxation, etc.
(vi)	Services relating to redemption by purchase of the NOF Tenth Series Bonds
(vii)	Management of investment corporation bonds ledger
(viii)	Notification to JASDEC of issue information such as the amount of interest per single currency of the NOF Tenth Series Bonds
(ix)	Delivery of the Terms and Conditions of Investment Corporation Bonds to JASDEC
(x)	Approvals of information on new records and confirmations of new records regarding the NOF Tenth Series Bonds
(xi)
Receipt of monies paid in for the NOF Tenth Series Bonds from the financial instruments business operator who has become an underwriter of the NOF Tenth Series Bonds and notices to JASDEC for completion of funds payment

(xii)	Handling of the fee for new records for the NOF Tenth Series Bonds
(xiii)	Notices to JASDEC for the items that are required to be notified by the payment agent, among issue information of the NOF Tenth Series Bonds
(xiv)
Acquisition from JASDEC of the billing information regarding the  principal redemption and interest payment of the NOF Tenth Series Bonds (the “Information regarding Details of Request for Principal and Interest”)

(xv)	Acquisition from JASDEC of the distribution information regarding the principal redemption and interest payment of the NOF Tenth Series Bonds (the “Information on Expected Settlement Amounts”)

(xvi)	Confirmations of the Information regarding Details of Request for Principal and Interest and the Information on Expected Settlement Amounts
(xvii)
If the principal redemption and interest payment of the NOF Tenth Series Bonds is to be paid by the Investment Corporation – Notification of the Information on Expected Settlement Amounts to the cash settlement company

(xviii)	Services relating to the payment of principal and interest of the NOF Tenth Series Bonds
(xix)
Handling of the Principal and Interest Payment Fee that was separately notified in writing by the Investment Corporation to the General Administrator for the NOF Tenth Series Bonds with respect to the NOF Tenth Series Bonds

(xx)	Services relating to redemption by purchase of the NOF Tenth Series Bonds

(2)    Term of Agreement
 This Agreement does not provide for any term of agreement.

(3)     Termination prior to Expiry of Term of this Agreement
 There will not be any provision regarding termination during the agreement term.

(4)    Amendment to this Agreement
         Whenever it becomes necessary to change the content of the agreement, the parties shall enter into such written agreement.

(5) Amount of Fees Payable to the General Administrator for the NOF Tenth Series Bonds and Time and Method of Payment

The fees to be paid by the Investment Corporation to the General Administrator for the NOF Tenth Series Bonds shall be JPY 11,000,000 (and consumption tax and local consumption tax) and the fee for new records for the NOF Tenth Series Bonds stipulated by JASDEC shall be JPY 230,000 (and consumption tax and local consumption tax).  At the due date for payment of the NOF Tenth Series Bonds, the Investment Corporation has already paid the above-mentioned fees to the General Administrator for the NOF Tenth Series Bonds by receipt from such General Administrator for the NOF Tenth Series Bonds of the amount calculated by excluding such fees from the monies paid in for the NOF Tenth Series Bonds.  In addition, the fee for new records for the NOF Tenth Series Bonds is to be paid to JASDEC through Sumitomo Mitsui Banking Corporation, the fiscal agent of the Investment Corporation.  Consumption tax and local consumption tax imposed on the fees prescribed above shall be borne by the Investment Corporation, separately from such fees themselves, and a portion of the above-mentioned fees to be paid by the Investment Corporation to the General Administrator for the NOF Tenth Series Bonds (JPY 11,000,000) and consumption tax and local consumption tax imposed thereon shall be paid to the person who paid the principal and interest of the NOF Tenth Series Bonds to the bondholders of the NOF Tenth Series Bonds, through Sumitomo Mitsui Banking Corporation, the fiscal agent for the NOF Tenth Series Bonds, pursuant to JASDEC’s Business Regulations and other relevant regulations.

J.
Name and Address of General Administrator regarding the First Series Unsecured Investment Corporation Bonds of the Former Nomura Real Estate Residential Fund, Inc. (Ranking Pari Passu with Specified Investment Corporation Bonds) (the “NRF First Series Bonds” in Attachment 1J) (the “General Administrator for the NRF First Series Bonds” in Attachment 1J); Outline of General Administration Agreement to be Executed by the Investment Corporation with the General Administrator for the NRF First Series Bonds

1      Name and Address
The Bank of Tokyo-Mitsubishi UFJ, Ltd.
2-7-1 Marunouchi, Chiyoda-ku, Tokyo

2      Outline of General Administration Agreement
(1)         Contents of Services to be Commissioned
(i)	Notification to JASDEC of issue information
(ii)	Submission of the Terms and Conditions of Investment Corporation Bonds for the NRF First Series Bonds to JASDEC
(iii)	Notification to JASDEC of the fee rate for the fee relating to principal and interest payments determined by the Investment Corporation (the “Principal and Interest Payment Fee”)
(iv)	Confirmations and approvals of information on new records received from JASDEC
(v)	Receipt of monies paid in for the NRF First Series Bonds and transmission to JASDEC of notices for completion of funds transfer
(vi)	Notification to JASDEC of amount of interest per single currency of the NRF First Series Bonds
(vii)	Notification to JASDEC if there is a change in the issue information of the NRF First Series Bonds
(viii)	Confirmation of data on requests for principal and interest as between JASDEC and transmission to JASDEC of notices approving or disapproving details of request for principal and interest
(ix)
Service of distributing the Principal and Interest Payment Fee to the Direct Account Management Institution (which means “Direct Account Management Institution” as defined in JASDEC’s Business Regulations)

(x)	Receipt of notification from JASDEC in the case where redemption by purchase of the NRF First Series Bonds is carried out by the Investment Corporation
(xi)	Services relating to the preparation and keeping of investment corporation bonds registers of the NRF First Series Bonds and other such services relating to investment corporation bonds registers
(xii)	Preparation of investment corporation bonds ledger

(xiii)	Payment of interest income tax in accordance with the Act on Special Measures Concerning Taxation
(xiv)	Services relating to redemption by purchase

(2)       Term of Agreement
           This Agreement does not provide for any term of agreement.

(3)       Termination prior to Expiry of Term of this Agreement
    There will not be any provision regarding termination during the agreement term.

(4)      Amendment to this Agreement
   Whenever it becomes necessary to change the content of the agreement, the parties shall enter into such written agreement.

(5)	Amount of Fees to be Paid to the General Administrator for the NRF First Series Bonds and Time and Method of Payment
The fees regarding the issuance services, etc. for the NRF First Series Bonds that are to be paid by the Investment Corporation to the Genera Administrator for the NRF First Series Bonds shall be JPY 10,750,000 (and consumption tax and local consumption tax) and the fee for new records for the NRF First Series Bonds stipulated by JASDEC shall be JPY 220,000 (and consumption tax and local consumption tax).  At the due date for payment of the NRF First Series Bonds, the Investment Corporation has already paid the above-mentioned fees to the General Administrator for the NRF First Series Bonds by receipt from such General Administrator for the NRF First Series Bonds of the amount calculated by excluding such fees from the monies paid in for the NRF First Series Bonds.  In addition, the fee for new records for the NRF First Series Bonds is to be paid to JASDEC through The Bank of Tokyo-Mitsubishi UFJ, Ltd., the fiscal agent of the Investment Corporation.

K.
Name and Address of General Administrator regarding the Second Series Unsecured Investment Corporation Bonds of the Former Nomura Real Estate Residential Fund, Inc. (Ranking Pari Passu with Specified Investment Corporation Bonds) (the “NRF Second Series Bonds” in Attachment 1K) (the “General Administrator for the NRF Second Series Bonds” in Attachment 1K); Outline of General Administration Agreement to be Executed by the Investment Corporation with the General Administrator for the NRF Second Series Bonds

1      Name and Address
Sumitomo Mitsui Banking Corporation
1-1-2 Marunouchi, Chiyoda-ku, Tokyo

2      Outline of General Administration Agreement
 (1)         Contents of Services to be Commissioned
(i)	Payment to the Investment Corporation of monies of the NRF Second Series Bonds
(ii)	Services relating to the preparation of investment corporation bonds registers and other such services relating to investment corporation bonds registers
(iii)	Preparation of investment corporation bonds ledger
(iv)	Service relating to keeping of investment corporation bonds registers and other such services relating to investment corporation bonds registers
(v)	Payment of interest income tax in accordance with the Act on Special Measures Concerning Taxation
(vi)	Services relating to redemption by purchase of the NRF Second Series Bonds
(vii)	Management of investment corporation bonds ledger
(viii)	Notification to JASDEC of issue information such as the amount of interest per single currency of the NRF Second Series Bonds
(ix)	Delivery of the Terms and Conditions of Investment Corporation Bonds to JASDEC
(x)	Approvals of information on new records and confirmations of new records regarding the NRF Second Series Bonds
(xi)
Receipt of monies paid in for the NRF Second Series Bonds from the financial instruments business operator who has become an underwriter of the NRF Second Series Bonds and notices to JASDEC for completion of funds payment

(xii)	Handling of the fee for new records for the NRF Second Series Bonds
(xiii)	Notices to JASDEC for the items that are required to be notified by the payment agent, among issue information of the NRF Second Series Bonds
(xiv)
Acquisition from JASDEC of the billing information regarding the  principal redemption and interest payment of the NRF Second Series Bonds (the “Information regarding Details of Request for Principal and Interest”)

(xv)	Acquisition from JASDEC of the distribution information regarding the principal redemption and interest payment of the NRF Second Series Bonds (the “Information on Expected Settlement Amounts”)
(xvi)	Confirmations of the Information regarding Details of Request for Principal and Interest and the Information on Expected Settlement Amounts
(xvii)
If the principal redemption and interest payment of the NRF Second Series Bonds is to be paid by the Investment Corporation – Notification of the Information on Expected Settlement Amounts to the cash settlement company

(xviii)	Services relating to the payment of principal and interest of the NRF Second Series Bonds
(xix)
Handling of the Principal and Interest Payment Fee that was separately notified in writing by the Investment Corporation to the General Administrator for the NRF Second Series Bonds with respect to the NRF Second Series Bonds

(xx)	Services relating to redemption by purchase of the NRF Second Series Bonds

(2)       Term of Agreement
            This Agreement does not provide for any term of agreement.

(3)       Termination prior to Expiry of Term of this Agreement
   There will not be any provision regarding termination during the agreement term.

(4)       Amendment to this Agreement
    Whenever it becomes necessary to change the content of the agreement, the parties shall enter into such written agreement.

(5) Amount of Fees Payable to the General Administrator for the NRF Second Series Bonds and Time and Method of Payment
The fees to be paid by the Investment Corporation to the General Administrator for the  NRF Second Series Bonds shall be JPY 10,750,000 (and consumption tax and local consumption tax) and the fee for new records for the NRF Second Series Bonds stipulated by JASDEC shall be JPY 220,000 (and consumption tax and local consumption tax).  At the due date for payment of the NRF Second Series Bonds, the Investment Corporation has already paid the above-mentioned fees to the General Administrator for the NRF Second Series Bonds by receipt from such General Administrator for the NRF Second Series Bonds of the amount calculated by excluding such fees from the monies paid in for the NRF Second Series Bonds.  In addition, the fee for new records for the NRF Second Series Bonds is to be paid to JASDEC through Sumitomo Mitsui Banking Corporation, the fiscal agent of the Investment Corporation.

L.
Name and Address of General Administrator regarding the First Series Unsecured Investment Corporation Bonds of the Former Nomura Real Estate Master Fund, Inc. (Ranking Pari Passu with Specified Investment Corporation Bonds) (the “NMF First Series Bonds” in Attachment 1L) (the “General Administrator for the NMF First Series Bonds” in Attachment 1L); Outline of General Administration Agreement to be Executed by the Investment Corporation with the General Administrator for the NMF First Series Bonds

1      Name and Address
The Bank of Tokyo-Mitsubishi UFJ, Ltd.
2-7-1 Marunouchi, Chiyoda-ku, Tokyo

2      Outline of General Administration Agreement
(1) Contents of Services to be Commissioned
(i)	Notification to JASDEC of issue information
(ii)	Submission of the Terms and Conditions of Investment Corporation Bonds for the NMF First Series Bonds to JASDEC
(iii)	Notification to JASDEC of the fee rate for the fee relating to principal and interest payments determined by the Investment Corporation (the “Principal and Interest Payment Fee”)
(iv)	Confirmations and approvals of information on new records received from JASDEC
(v)	Receipt of monies paid in for the NMF First Series Bonds and transmission to JASDEC of notices for completion of funds transfer
(vi)	Notification to JASDEC of amount of interest per single currency of the NMF First Series Bonds
(vii)	Notification to JASDEC if there is a change in the issue information of the NMF First Series Bonds
(viii)	Confirmation of data on requests for principal and interest as between JASDEC and transmission to JASDEC of notices approving or disapproving details of request for principal and interest
(ix)
Service of distributing the Principal and Interest Payment Fee to the Direct Account Management Institution (which means “Direct Account Management Institution” as defined in JASDEC’s Business Regulations)

(x)	Receipt of notification from JASDEC in cases where redemption by purchase of the NMF First Series Bonds is carried out by the Investment Corporation
(xi)	Services relating to the preparation and keeping of investment corporation bonds registers of the NMF First Series Bonds and other such services relating to investment corporation bonds registers
(xii)	Preparation of investment corporation bonds ledger

(xii)	Preparation of investment corporation bonds ledger
(xiii)	Payment of interest income tax in accordance with the Act, etc., on Special Measures Concerning Taxation
(xiv)	Services relating to redemption by purchase of

(2)       Term of Agreement
            This Agreement does not provide for any term of agreement.

(3)       Termination prior to Expiry of Term of this Agreement
    There will not be any provision regarding termination during the agreement term.

(4)       Amendment to this Agreement
    Whenever it becomes necessary to change the content of the agreement, the parties shall enter into such written agreement.

(5)	Amount of Fees to be Paid to the General Administrator for the NMF First Series Bonds and Time and Method of Payment
The fees paid by the Investment Corporation to the General Administrator for the NMF First Series Bonds shall be JPY 9,500,000 (and consumption tax and local consumption tax) and the fee for new records for the NMF First Series Bonds stipulated by JASDEC shall be JPY 140,000 (and consumption tax and local consumption tax).  At the due date for payment of the NMF First Series Bonds, the Investment Corporation has already paid the above-mentioned fees to the General Administrator for the NMF First Series Bonds by receipt from such General Administrator for the NMF First Series Bonds of the amount calculated by excluding such fees from the monies paid in for the NMF First Series Bonds.  In addition, the fee for new records for the NMF First Series Bonds is to be paid to JASDEC through The Bank of Tokyo-Mitsubishi UFJ, Ltd., the fiscal agent of the Investment Corporation.

M.
Name and Address of General Administrator to Perform Issuance Services, Redemption Services, and Cash Settlement Services regarding the Short-Term Investment Corporation Bonds (the “Agent for Issuance Services, etc. for the Short-Term Investment Corporation Bonds” in Attachment 1M); Outline of General Administration Agreement to be Executed by the Investment Corporation with the Agent for Issuance Services, etc. for the Short-Term Investment Corporation Bonds

1      Name and Address
The Bank of Tokyo-Mitsubishi UFJ, Ltd.
2-7-1 Marunouchi, Chiyoda-ku, Tokyo

2      Outline of General Administration Agreement
(1)  Contents of Services to be Commissioned
(i)	Services relating to procedures in relation to JASDEC for the fee for new records and incidental procedures relating to the same
(ii)
Services relating to procedures in relation to JASDEC from after payment of the price in respect of issuance of the Short-Term Investment Corporation Bonds to deletion of such Short-Term Investment Corporation Bonds and identical procedures relating to the same

(iii)	Receipt of funds, and deposit of the funds received, in respect of issuance of the Short-Term Investment Corporation Bonds
(iv)	Withdrawal of funds to be paid, and execution of the payment, in respect of redemption of the Short-Term Investment Corporation Bonds

        (2)       Term of Agreement
The effective term of the General Administration Agreement shall be from April 15, 2008 to April 14, 2009 and if neither of the parties indicates a contrary intention in writing 1 month before the expiration of the term, the agreement shall take further effect for an additional period of 1 year, and the same shall apply to subsequent periods.

        (3)        Termination prior to Expiry of Term of this Agreement
There will not be any provision regarding termination during the agreement term.

(4)       Amendment to this Agreement
Whenever it becomes necessary to change the content of the agreement, the parties shall enter into such written agreement.

(5)	Amount of Fees to be Paid to the Agent for Issuance Services, etc. for the Short-Term Investment Corporation Bonds and Time and Method of Payment

The fees to be paid by the Investment Corporation to the Agent for Issuance Services, etc. for the Short-Term Investment Corporation Bonds are as follows and the fees are to be paid by the Investment Corporation on the 20th day of the month subsequent to the relevant month・　Fee for issuing agency:  JPY 5,000 per issue at the issuance

・	Fee for paying agent
JPY 5,000 per issue for 1 redemption (application unit in respect of redemption).  However, in the case where one issue of over 5 units will be separately redeemed, the fee for the paying agency shall be JPY 25,000.

・	Fee for establishing the intraday liquidity framework:	one-365th of the amount calculated by multiplying the redemption amount by the liquidity costs
・	Fee for cash settlement:	Not applicable (The fee is to be included in the fee for the issuing agency and the fee for the paying agency)
・	Fee for the Japan Securities Depository Center, Inc.:	Actual cost

N.
Name and Address of General Administrator to Perform Services relating to Handling of Private Offering regarding the Short-Term Investment Corporation Bonds (the “Agent for Handling of Private Offering for the Short-Term Investment Corporation Bonds” in Attachment 1N.); Outline of General Administration Agreement to be Executed by the Investment Corporation with the Agent for Handling of Private Offering for the Short-Term Investment Corporation Bonds

1      Name and Address
The Bank of Tokyo-Mitsubishi UFJ, Ltd.
2-7-1 Marunouchi, Chiyoda-ku, Tokyo

2      Outline of General Administration Agreement
 (1)           Contents of Services to be Commissioned
 Services relating to Handling of Private Offering

 (2)           Term of Agreement
The effective term of the General Administration Agreement shall be from April 15, 2008 to April 14, 2009 and if neither of the parties provides notification otherwise 3 months before the expiration of the term, the agreement will be automatically renewed for another 1 year and the same shall apply to subsequent periods.

 (3)           Termination prior to Expiry of Term of this Agreement
In the cases where the Agent for Handling of Private Offering for the Short-Term Investment Corporation Bonds determines that any of the following causes is applicable, this Agreement may, upon the giving of notice to the Investment Corporation, be immediately terminated.
(1)
Occurrence of, or the possibility of occurrence of, financial, currency exchange, political or economic fluctuations, at home or abroad, which has a serious effect on the solicitation of an offer for acquisition of the Short-Term Investment Corporation Bonds

(2)
If the Investment Corporation is in breach of any provision of this Agreement and even though the Investment Corporation has received notice of such breach, the Investment Corporation does not take any corrective action.

(3)
Occurrence of, or the possibility of occurrence of, circumstances regarded as force majeure, which would give rise to impossibility of performance or remarkable hardship in performance of the agreement.

(4)     Amendment to this Agreement

     Whenever it becomes necessary to change the content of the agreement, the parties shall enter into such written agreement.

(5)	Amount of Fees to be Paid to the Agent for Handling of Private Offering for the Short-Term Investment Corporation Bonds and Time and Method of Payment

The fees to be paid by the Investment Corporation to the Agent for Handling of Private Offering for the Short-Term Investment Corporation Bonds is an amount separately agreed on between the Investment Corporation and the Agent for Handling of Private Offering for the Short-Term Investment Corporation Bonds, which shall not exceed JPY 25,000,000 annually.

—End of Attachment 1—

Attachment 2

Name and Address of Initial Asset Management Company (the “Asset Management Company” in Attachment 2), and Outline of Agreement to be Executed by the Investment Corporation with the Asset Management Company

1      Name and Address
Nomura Real Estate Asset Management Co., Ltd.
8-5-1, Nishi-Shinjuku, Shinjuku-ku, Tokyo

2      Outline of Asset Management Agreement
(1)	Contents of Services to be Entrusted
(i)	Services relating to the management of the Investment Corporation’s assets (assets that are the targets of such management shall be hereinafter referred to as the “Managed Assets” in Attachment 2);
(ii)	Services relating to the Investment Corporation’s funding and financing;
(iii)	Services to report to or for the Investment Corporation on the status of the Managed Assets;
(iv)	Services to formulate a management plan relating to the Managed Assets;
(v)	Other services entrusted by the Investment Corporation from time to time; and
(vi)	Services that are incidental or relevant to the services provided for in (i) through (v) above

(2)
Term of Agreement
This Agreement becomes effective as of the date on which the Investment Corporation is registered as an investment corporation under Article 189 of the Investment Trust Act and the term of this agreement shall be one (1) year commencing on such effective date; provided, however, that unless otherwise notified by either party in writing at least three (3) months prior to the expiry of the effective term, this Agreement shall be automatically renewed for one (1) year under the same terms and conditions of the previous term, and the foregoing shall apply thereafter.

(3)	Termination prior to Expiry of Term of this Agreement
(i)
The Investment Corporation or the Asset Management Company may, upon approval at a general meeting of unitholders (or permission from the Prime Minister as an alternative) in the case of the Investment Corporation, or upon consent of the Investment Corporation in the case of the Asset Management Company, terminate this Agreement by giving a three (3) months’ prior notice to the counterparty of the termination thereof.

(ii)	Notwithstanding (i) above, the Investment Corporation may terminate this Agreement upon a resolution of the Board of Directors if the Asset Management Company falls under any of the following events:
(a)	The Asset Management Company infringes any of the obligations in performing its duties or fails to perform its duties; or
(b)
The Asset Management Company will no longer be able to be further entrusted the services relating to the management of the assets due to the critical circumstances other than the case listed in (a) above.

(iii)
The Investment Corporation must terminate this Agreement if the Asset Management Company falls under any of the following events.  In this case, the Asset Management Company shall agree upon the termination of this Agreement.

(a)	The Asset Management Company has no longer been a financial instruments business operator as set forth in each item of Article 199 of the Investment Trust Act;
(b)	The Asset Management Company falls under any of each item of Article 200 of the Investment Trust Act; or
(c)	The Asset Management Company is dissolved.

(4)
Amendment to this Agreement
This Agreement may be amended upon the written agreement by and between the Investment Corporation and the Asset Management Company, and in compliance with laws and regulations.

(5)	Amount of Fees to be Paid to the Asset Management Company and Time and Method of Payment
(i)
As the consideration for the entrusted services conducted by the Asset Management Company, the Investment Corporation shall pay the following service fees to the Asset Management Company in accordance with the method and at the time as set forth below.  The Investment Corporation shall not pay to the Asset Management Company the agency or brokerage fees as set forth in the Building Lots and Buildings Transaction Business Act.

(a)	Management Fee
Management Fee shall be the amount calculated by multiplying (a) the total assets of the Investment Corporation determined by the method specified below by (b) 0.6% per annum for the period from the day after the Investment Corporation’s immediately preceding Settlement Date until the last day of the third month following such Settlement Date (“Calculation Period 1”) and for the period from the day after the final day of Calculation Period 1 until the next Settlement Date (“Calculation Period 2”) (pro rata daily amounts shall be calculated on the basis of 365 days per year; amounts less than one yen shall be rounded down).

Total Assets in Calculation Period 1
The total amount of assets indicated on the Investment Corporation’s balance sheet as of the Settlement Date of the Investment Corporation’s immediately preceding Fiscal Period (limited to the balance sheet approved at the meeting of the Board of Directors in accordance with the Article 131, Paragraph 2 of the Investment Trust Act) (provided, however, that an amount equivalent to unamortized goodwill shall be deducted).

Total Assets in Calculation Period 2
The total amount of assets indicated in Calculation Period 1, plus or minus difference of the total acquisition price (meaning the purchase price in a case of purchase, the price of the asset acquired by way of exchange provided in the exchange agreement in a case of exchange (the amount after the deduction of the compressed amount, if compressed entry is made), the contribution amount in a case of capital contribution, and the amount of assets recognized with respect to the property (excluding ancillary expenses) in accordance with the Accounting Standards for Business Combination (kigyo ketsugo ni kansuru kaikei kijun) in a case of merger; excluding national and local consumption taxes required for acquisition of buildings, hereinafter the same in this Item and the following Item) of acquired specified assets, and the total book value of the disposed specified assets indicated on the Investment Corporation’s balance sheet as of the Settlement Date of the Investment Corporation’s immediately preceding Fiscal Period (limited to the balance sheet approved at the meeting of the Board of Directors in accordance with the Article 131, Paragraph 2 of the Investment Trust Act), if the Investment Corporation acquired or disposed of specified assets as specified in Article 29, Paragraph 1 during Calculation Period 1.

Fees for Calculation Period 1 shall be paid by the last day of Calculation Period 1 and fees for Calculation Period 2 shall be paid by the last day of Calculation Period 2.

Notwithstanding the foregoing, with regard to the first Fiscal Period, (A) the period of “Calculation Period 1” shall be replaced with the period from the date of incorporation of the Investment Corporation until the last day of the second month following the same date, and the period of “Calculation Period 2” shall be replaced with the period from the day after the final day of the “Calculation Period 1” until the Settlement Date of the first Fiscal Period, (B) the total assets in the “Calculation Period 1” shall be the amount derived by replacing the total amount of assets indicated on the Investment Corporation’s balance sheet as of the Settlement Date of the immediately preceding Fiscal Period with the amount, relating to the assets succeeded from Nomura Real Estate Master Fund through the consolidation-type merger among Nomura Real Estate Master Fund, Nomura Real Estate Office Fund, Inc. and Nomura Real Estate Residential Fund, Inc. (the “Merger”), derived by adding or subtracting, in the same manner as the “Calculation Period 2”, to or from the total amount of assets indicated on Nomura Real Estate Master Fund, Inc.’s balance sheet as of the Settlement Date of the immediately preceding Fiscal Period ended before the date of incorporation of the Investment Corporation (limited to the balance sheet approved at the meeting of the Board of Directors in accordance with Article 131, Paragraph 2 of the Investment Trust Act), with respect to acquisition or disposition of specified assets by Nomura Real Estate Master Fund, Inc. after such Settlement Date and before the date of incorporation of the Investment Corporation, and (C) the total amount of assets in the “Calculation Period 2” shall be derived by replacing the total assets in the “Calculation Period I” with the amount as (B) above, and, with respect to the assets succeeded from Nomura Real Estate Office Fund, Inc. and Nomura Real Estate Residential Fund, Inc. through the Merger, the sum of the amount recorded as assets (not including incidental expenses) based on the Accounting Standard for Business Combinations shall be included as the acquisition price of the specified assets acquired during the period of the “Calculation Period 1”, and replacing, with respect to the specified assets disposed of, the total book value on the balance sheet as of the Settlement Date of the immediately preceding Fiscal Period with the sum of (I) in the case of the assets succeeded from the Nomura Real Estate Master Fund, the book value on Nomura Real Estate Master Fund, Inc.’s balance sheet as of the Settlement Date of the immediately preceding Fiscal Period ended before the date of incorporation of the Investment Corporation (limited to the balance sheet approved at the meeting of the Board of Directors in accordance with Article 131, Paragraph 2 of the Investment Trust Act), (II) in the case of the other assets succeeded upon the Merger, the amount reported as assets (not including incidental expenses) relating to such assets based on the Accounting Standard for Business Combinations and (III) in the case of the assets acquired after the Merger, the acquisition price thereof, respectively.

(b)	Acquisition Fee
If the Investment Corporation acquired specified assets as specified in Article 29, Paragraph 1, the Investment Corporation shall pay Acquisition Fee in the amount obtained by multiplying the acquisition price by a rate separately agreed upon between the Investment Corporation and the Asset Management Company, which rate shall be up to 1.0% (0.5%, if the acquisition is from a related party defined in the Article 201, Paragraph 1 of the Investment Trust Act or a company etc. for which a related party provides the asset management or investment advisory service).

With respect to the succession of the specified assets due to the Merger, Acquisition Fee is the amount obtained by multiplying the acquisition price by a rate separately agreed upon between the Investment Corporation and the Asset Management Company, which rate shall be up to 0.5%.

Acquisition Fees shall be paid by the last day of the month following the month in which the specified asset was acquired (the month to which the effective date of merger or the date of incorporation of the investment corporation belongs, in a case of merger).

(c)	Disposition Fee
If the Investment Corporation disposed of specified assets as specified in Article 29, Paragraph 1, the Investment Corporation shall pay Disposition Fee in the amount obtained by multiplying the disposition price (meaning the disposition price in a case of sale, and the price of the asset disposed of by way of exchange provided in the exchange agreement in a case of exchange; excluding national and local consumption taxes required for disposition of buildings, hereinafter the same in this Item) by a rate separately agreed upon with the Asset Management Company, which rate shall be up to 1.0% (0.5%, if the disposition is to a related party defined in the Article 201, Paragraph 1 of the Investment Trust Act or a company etc. for which a related party provides the asset management or investment advisory service).

Disposition Fees shall be paid by the last day of the month following the month in which the specified asset was disposed of.

(ii)
When paying asset management fees, the Investment Corporation shall also bear an amount equivalent to all national and local consumption taxes applicable to those fees and the Investment Corporation shall pay an amount equal to the asset management fees to be paid plus the applicable national and local consumption taxes by electronic bank transfer (all transfer fees and all national and local consumption taxes applicable to those fees shall be borne by the Investment Corporation) or by remittance to a bank account designated by Asset Management Company.

(6)	Details of Provisions concerning Re-outsourcing of Part relating to Management of Assets
The Asset Management Company may entrust to any third party part of the services relating to the management of the Managed Assets of the Investment Corporation, which is entrusted by the Investment Corporation, by obtaining a prior written consent of the Investment Corporation; provided, however, that the Asset Management Company may not entrust to any third party all of such services.

—End of Attachment 2—

Attachment 3

Name and Address of Initial Custodian to Conduct Custody of Assets (the “Custodian” in Attachment 3); Outline of Agreement to be Executed by the Investment Corporation with the Custodian

1      Name and Address
Sumitomo Mitsui Trust Bank, Limited
1-4-1, Marunouchi, Chiyoda-ku, Tokyo

2      Outline of Asset Custody Agreement
(1)	Contents of Services to be Entrusted (the “Entrusted Services” in Attachment 3)
(i)	Asset custody;
(ii)	Cash management; and
(iii)	Any services ancillary to the services stated in (i) and (ii) above.

(2)        Term of Agreement
(i)	The effective term of this Agreement shall be as follows:
(a)	Commencement Date: The effective date of this Agreement (the date on which obtains registration by the Prime Minister pursuant to Article 187 of the Investment Trust Act)
(b)	Expiry Date: The date on which five (5) years have passed since the date of listing of the Investment Corporation
(ii)
Unless otherwise notified by either the Investment Corporation or the Custodian in writing at least three (3) months prior to the expiry of the effective term prescribed in (i) above, this Agreement shall be automatically renewed for one (1) year under the same terms and conditions of the previous term, and the foregoing shall apply thereafter.

(3)         Termination prior to Expiry of Term of this Agreement
(i)
If any of the events set forth below occurs, this Agreement shall be terminated.  Both the Investment Corporation and the Custodian shall not prevent the other party from claiming the outstanding receivables under this Agreement after the termination of this Agreement.

(a)
If the termination of this Agreement is agreed in writing between the parties, subject to the approval of the Board of Directors of the Investment Corporation.  In such case, this Agreement shall become invalid from the time agreed and designated by both parties.

(b)
If either party breaches this Agreement and such breach is not remedied even after a demand for remedy is given, and if a written notice of termination is given by the non-breaching party, this Agreement shall terminate on the date designated in such termination notice; provided, however, that the termination by the Investment Corporation shall be subject to the approval by the Board of Directors.

(c)
If a petition for the commencement of insolvency proceedings, commencement of civil rehabilitation proceedings, commencement of corporate reorganization proceedings or commencement of special liquidation proceedings is filed against either party or the transactions with banks are suspended by a clearing house and a written termination notice is given by the other party, this Agreement shall terminate on the date designated in such termination notice.

(ii)
If either the Investment Corporation or the Custodian falls under any of (a) through (f) below (including cases where the Investment Corporation’s executive directors or supervisory officers or the Custodian’s directors, executive officers or auditors (the “Officers” in (2)) fall under any of (a) through (f) below) or is found to have made a false report on the representations and warranties below, and receives a notice of termination in writing from the other party, this Agreement will terminate on the date designated in the termination notice.

  Description
(Representations and Warranties)
The Investment Corporation and the Custodian respectively represents and warrants that as of the date of this Agreement the Investment Corporation and Officers are not, and will not be, any of (a) through (f) below:

(a)	an organized crime group (boryokudan)
(b)	a member of an organized crime group (boryokudan in)
(c)	a sub member of an organized crime group (boryokudan junkoseiin)
(d)	a corporation related to an organized crime group (boryokudan kankeikigyo)
(e)
a racketeer attempting to extort money from a company by threatening to cause trouble at the general stockholders' meeting (soukaiya), a racketeer attempting to extort money from a company by advocating social causes (shakaiundo tou hyobo goro), special intelligence organized crime group (tokushu chino boryoku shudan tou)

(f)	any other person equivalent to any of (a) through (e) above.

(4)   Amendment to this Agreement
(i)	The contents of this Agreement may be amended in writing by an agreement between both parties, subject to the approval of the Board of Directors of the Investment Corporation.
(ii)	The amendment set forth in (i) above shall be made in compliance with the Articles of Incorporation of the Investment Corporation and laws, regulations and rules, including the Investment Trust Act.

(5)        Amount of Fees to be Paid to the Custodian and Time and Method of Payment
(i)
As the consideration for the Entrusted Services, the Investment Corporation shall pay the Custodian the amount equivalent to the service fees calculated pursuant to the Schedule (Asset Custody Services) attached hereto and the consumption tax and local consumption tax thereon.

(ii)
The Custodian shall, in every three (3)-month period ending on the last day of February, May, August and November of each year, calculate the amount equivalent to the service fees calculated pursuant to (i) above and the consumption tax and local consumption tax thereon, and charge the Investment Corporation for such amount.  The Investment Corporation shall pay such amount by remittance into the bank account designated by the Custodian (The Investment Corporation shall assume the bank transfer fee and the consumption tax and local consumption tax on such fee.) by the last day (if that day falls under a bank holiday, the immediately preceding business day) of the month immediately following the month of the receipt of the bill.

(iii)
If the fees stated in (i) above becomes inappropriate due to fluctuations in the economic situation or the change in circumstances of either or both of the parties, the Investment Corporation and the Custodian may change such fees upon mutual consultation.

Schedule (Asset Custody Services)

The amount of the service fee shall be the amount as calculated upon consultation between the Investment Corporation and the Custodian according to the asset composition, and shall not be more than the total amount of monthly service fee calculated by the following relevant formulae:

1. Monthly service fee of the Custodian concerning the first Fiscal Period of the Investment Corporation
Monthly service fee	“The amount of total assets in the approved balance sheet of Nomura Real Estate Master Fund, Inc. as of the Settlement Date for the Fiscal Period ending August 31, 2015” × 0.03% / 12

2. Monthly service fee of the Custodian concerning the second and following Fiscal Periods of the Investment Corporation
Monthly service fee	“The amount of total assets in the approved balance sheet of the Investment Corporation as of the Settlement Date for the immediately preceding Fiscal Period” × 0.03% / 12

3.
With respect to the calculation pursuant to 1 and 2 above, the monthly service fee for any month in which the number of days the Custodian provides its services is less than a full month shall be calculated on a pro-rata basis, based on the actual number of days that the Custodian provides its services out of the total number of days during the relevant month.  In addition, any fraction less than one (1) yen that arise in the amount of the monthly service fee calculated based on the above formulae shall be truncated.

—End of Attachment 3—

3.	Outline of the substance stipulated in Article 196, Items 1 of the Ordinance for Enforcement of the Act on Investment Trusts and Investment Corporations

(1)	Matters relevant to the method for determination of the number of investment units of New Investment Corporation to be delivered upon the Merger and allotment of them

(a)	Basis of the determination

For the purpose of determining the merger ratio to be adopted in the Merger, in view of ensuring fairness, each Consolidated Investment Corporation appointed a financial advisor for the Merger and requested each financial advisor to perform a financial analysis of the merger ratio.  NOF appointed Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (hereafter, “Mitsubishi UFJ Morgan Stanley Securities”), NRF appointed SMBC Nikko Securities Inc. (hereafter, “SMBC Nikko Securities”) and NMF appointed Nomura Securities Co., Ltd. (hereafter, “Nomura Securities”).

Mitsubishi UFJ Morgan Stanley Securities conducted its analysis of the merger ratio for each of NOF, NRF and NMF, comprehensively taking into consideration the analysis results based on (i) the investment unit price analysis as a method of analysis based on the investment unit price formed in the securities market, as investment units of each Consolidated Investment Corporation are listed on the TSE, (ii) the comparable similar investment corporation analysis as a method of analysis based on the investment unit value of other listed investment corporations conducting similar business with each Consolidated Investment Corporation, (iii) the dividend discount model as a method of analysis of investment unit value based on dividends which unitholders of each Consolidated Investment Corporation are expected to receive in the future, (iv) the DCF Analysis as a primary method of analysis of investment unit value based on mid-to-long term future business activities of each Consolidated Investment Corporation, and (v) the adjusted net asset value approach as a method of static analysis of investment unit value, which reflects the market value of assets held by each Consolidated Investment Corporation.  A summary of the analysis performed by Mitsubishi UFJ Morgan Stanley Securities is as follows.  Each of the following ranges for the merger ratio shows the range in the number of investment units of the New Investment Corporation allotted for one investment unit of NOF or NRF, as the case may be, where one investment unit of the New Investment Corporation is allotted for one investment unit of NMF.

Financial Analysis Approach	NOF	NRF
Investment unit price analysis	3.15～4.25	4.09～5.22
Comparable similar investment corporation analysis	3.49～4.29	4.09～5.00
Dividend discount model	4.07～4.26	4.75～4.79
DCF Analysis	3.46～3.92	4.48～4.76
Net asset value approach	3.78	4.09

Concerning the investment unit price analysis, taking into account the recent market trading trends of the investment units of each Consolidated Investment Corporation, the financial analysis date is set as of May 26, 2015 and merger ratio is analyzed based on the closing prices for one-month, three-month, six-month and twelve-month periods up to the financial analysis date.  Please refer to (Note 1) below for more detailed information regarding the assumptions and disclaimers for the analyses of Mitsubishi UFJ Morgan Stanley Securities.  In the future earnings plan of each Consolidated Investment Corporation which Mitsubishi UFJ Morgan Stanley Securities referred to as the basis for the DCF Analysis, there is no fiscal period in which a considerable increase or decrease in profits is expected.

SMBC Nikko Securities conducted its analysis of the merger ratio for each of NOF, NRF and NMF , in order to multilaterally analyze investment units of each Consolidated Investment Corporation, by adopting (i) the investment unit price analysis for the purpose of reflecting the securities market prices into the financial analysis, as investment units of each Consolidated Investment Corporation are listed on the TSE, (ii) the dividend discount model analysis (“DDM Analysis”) for the purpose of reflecting theoretical dividends which unitholders of each Consolidated Investment Corporation would receive in the future, and (iii) the adjusted net asset value approach for the purpose of reflecting unrealized gains and losses of real estate held by each Consolidated Investment Corporation into the financial analysis.  A summary of the analysis performed by SMBC Nikko Securities is as follows.  Each of the following ranges for the merger ratio shows the range in the number of investment units of the New Investment Corporation allotted for one investment unit of NOF or NRF, as the case may be, where one investment unit of the New Investment Corporation is allotted for one investment unit of NMF.

Financial Analysis Approach	NOF	NRF
Market investment unit price analysis	3.68～3.86	4.52～4.57
DDM Analysis	2.65～4.28	3.06～4.89
Adjusted net asset value approach	3.92	4.21

Taking into account the recent market trading trends of the investment units of each Consolidated Investment Corporation, the financial analysis date is set as of May 26, 2015 and the averages of closing prices for one-month and three-month periods up to the financial analysis date were employed.
Analysis of the merger ratio by SMBC Nikko Securities is based on certain other assumptions other than the above.  Please refer to (Note 2) below for more detailed information regarding the assumptions and disclaimers for the analysis.  In the future distribution plan of each Consolidated Investment Corporation which SMBC Nikko Securities referred to as the basis for the DDM Analysis, there is no fiscal period in which a considerable increase or decrease is expected.

Nomura Securities performed a financial analysis of the merger ratio for each of NOF, NRF and NMF, adopting (i) the average market investment unit price analysis, as investment units of each Consolidated Investment Corporation are respectively listed on the TSE and market investment unit price is available, (ii) the comparable similar investment corporation analysis, as each Consolidated Investment Corporation has several comparable listed investment corporations and the investment unit value may be analogically inferred by the comparable similar investment corporation analysis, (iii) the discounted cash flow analysis (hereafter “DCF Analysis”) in order to reflect the future performance of business activity in the financial analysis, and (iv) the adjusted net asset value approach in order to reflect the effect on the market value and exchangeability into cash.  A summary of the financial analysis performed by Nomura Securities is as follows.  Each of the following ranges for the merger ratio shows the range in the number of investment units of the New Investment Corporation allotted for one investment unit of NOF or NRF, as the case may be, where one investment unit of the New Investment Corporation is allotted for one investment unit of NMF.

Financial Analysis Approach	NOF	NRF
Average market unit price analysis	3.68～3.86	4.46～4.57
Comparable similar investment corporation analysis	3.28～4.11	3.76～4.91
DCF Analysis	3.46～4.94	4.40～4.56
Adjusted net asset value approach	3.79	4.11

Concerning the average market unit price analysis, the financial analysis date is set as of May 26, 2015 and closing prices for the financial analysis date, and the averages of closing prices for the one-week, one-month, three-month and six-month periods up to the financial analysis date were employed.  Please refer to (Note 3) below for more detailed information regarding the assumptions and disclaimers for the analysis of Nomura Securities. In the future profit plan of each Consolidated Investment Corporation which Nomura Securities referred to as the basis for the DCF Analysis, there is no fiscal period in which a considerable increase or decrease in profits is expected.

(Note 1)
In analyzing the above merger ratio, Mitsubishi UFJ Morgan Stanley relied on the information that was publicly available or provided by each Consolidated Investment Corporation, assuming that such information was accurate and complete without independent verification of the accuracy or completeness of such information.  Also, Mitsubishi UFJ Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities (including off-balance-sheet assets or liabilities, or any other contingent liabilities) of each Consolidated Investment Corporation, nor did Mitsubishi UFJ Morgan Stanley request a third-party institution for any such valuation or appraisal.  Furthermore, with respect to the financial forecasts of each Consolidated Investment Corporation, Mitsubishi UFJ Morgan Stanley assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of each Consolidated Investment Corporation.  The analysis of the above merger ratio by Mitsubishi UFJ Morgan Stanley was based on the above information that was available as of May 26, 2015.

Mitsubishi UFJ Morgan Stanley has prepared its analysis solely for the board of NOF for the purpose of consideration of the Merger and should not be definitively relied upon or used for any other purpose or by any third party. In addition, Mitsubishi UFJ Morgan Stanley will not provide any opinion or recommendation on voting by any of the unitholders of NOF, NRF and NMF  with respect to the Merger or any other proposed transaction.

(Note 2)
SMBC Nikko Securities, in preparing its report of merger ratio analysis, has assumed that all of materials and information used as the basis for the report are accurate and complete, and did not independently verify their accurateness and completeness and shall not incur any obligation or responsibility thereof.  In addition, SMBC Nikko Securities has neither independently evaluated, examined or appraised assets or liabilities of NOF, NRF and NMF, nor made a request for valuation, examination or appraisal to a third-party institution.  In the case where there is any problem in the accurateness and completeness of such materials and information, the financial analysis result may be substantially different.  Furthermore, SMBC Nikko Securities has assumed that there exist no claims or liabilities incurred by undisclosed litigation, dispute, environment, taxation or other matters or any other incidental obligations or off-balance-sheet liabilities, or other material facts that may have material effects on the its report of merger ratio analysis, in connection with NOF, NRF and NMF.  SMBC Nikko Securities has assumed that the business plans and financial forecasts provided by NOF, NRF and NMF were prepared in accordance with reasonable and adequate procedures employed by NOF, NRF and NMF based on the best forecasts and judgment available as of the financial analysis date.  In addition, with respect to its report on merger ratio analysis, SMBC Nikko Securities conducted in some cases its analysis founded on certain assumptions based on materials and information provided to it; however, its analysis was based on the premise that such materials and information provided and such assumptions were accurate and reasonable.  SMBC Nikko Securities did not independently verify the accurateness, validity or feasibility of such assumptions and shall not incur any obligation or responsibility for such verification.

The financial analysis results of SMBC Nikko Securities have been provided by SMBC Nikko Securities to NRF in response to the request of NRF, for the sole purpose of assisting the board of directors of NRF to determine the merger ratio, and such financial analysis results are not for the purpose of expressing SMBC Nikko Securities’ opinion on the merger ratio.

(Note 3)
Nomura Securities has generally used information provided by each Consolidated Investment Corporation and publicly available information, in order to conduct the merger ratio analysis.  Nomura Securities has not conducted any independent verification on the accuracy or completeness of the materials and information, but rather has assumed that all such materials and information are accurate and complete.  In addition, Nomura Securities has not made any independent valuation, appraisal or assessment of the assets or liabilities (including the off-balance-sheet assets and liabilities, or any other contingent liabilities) of each Consolidated Investment Corporation.  Nomura Securities has not appointed any third-party institution for any such valuation or appraisal.  Further, Nomura Securities has assumed that the financial projections (including profit plan and other information) provided by each Consolidated Investment Corporation have been prepared in a reasonable manner on the basis of the best estimates and judgment currently available by the management of the respective Consolidated Investment Corporations.

(b)   Factual background to the determination

After comprehensively taking into account the financial results, status of assets and liabilities, future prospects of the business, synergies to be created by the Merger and the results of the financial analysis conducted by the financial advisors for each Consolidated Investment Corporation and discussing and negotiating meticulously, each Consolidated Investment Corporation executed the Merger Agreement, as they determined the following merger ratio to be appropriate.
	New Investment Corporation (corporation incorporated through the consolidation-type merger)	NMF (corporation consolidated through the consolidation-type merger)	NOF (corporation consolidated through the consolidation-type merger)	NRF (corporation consolidated through the consolidation-type merger)
Ratio of Allotment	1	1	3.60	4.45

(c)	Matters relevant to allotment of investment units of New Investment Corporation to the unitholders of NOF, NRF and NMF

At the time of the Merger, the New Investment Corporation will newly issue 3,722,010 New Investment Corporation units and allot to unitholders listed or recorded in NOF’s, NRF’s and NMF’s last unitholders’ register as of the day before the date of incorporation of the New Investment Corporation.  3.60 New Investment Corporation units will be allotted to NOF unitholders per one NOF unit, 4.45 New Investment Corporation units will be allotted to NRF unitholders per one NRF unit and 1 New Investment Corporation units will be allotted to NMF unitholders per one NMF unit.  Therefore there will be fraction of one investment unit to be attributed to unitholders with respect to NOF and NRF.  We will, pursuant to Article 149-17 of the Act on Investment Trusts and Investment Corporations (Law No. 198 of 1951, as amended; the “Investment Trust Act”), dispose of such fraction through market transactions and distribute the proceeds from the unit sales to holders such fraction will be attribute in proportion to the total number of fraction of investment units each unitholder has.

Instead of cash distributions for each Consolidated Investment Corporation’s final fiscal period ending on September 30, 2015 (in the case of NOF, the period from May 1, 2015 to September 30, 2015;  in the case of NRF, the period from June 1, 2015 to September 30, 2015; and in the case of NMF, the period from September 1, 2015 to September 30, 2015), the New Investment Corporation will make a cash distribution on merger to the unitholders listed or recorded on the final unitholders register of each of the Consolidated Investment Corporations as of the day immediately prior to the date of incorporation of the New Investment Corporation (excluding each Consolidated Investment Corporation and the dissenting unitholders of each Consolidated Investment Corporation who demand for repurchase of investment units pursuant to Article 149-3 of the Investment Trust Act (the “Allotted Investors”), in an amount equivalent to the cash distributions for the final fiscal period based on each Consolidated Investment Corporation’s distributable profit (the payment on merger will be (i) the amount of distributable profit of each Consolidated Investment Corporation as of the day immediately prior to the date of incorporation of the New Investment Corporation divided by (ii) the number of investment units that is obtained by deducting (a) the number of investment units held by the unitholders other than the Allotted Investors of each Consolidated Investment Corporation from (b) the number of investment units issued and outstanding of each of such Consolidated Investment Corporation, as of the day immediately prior to the date of incorporation of the New Investment Corporation (amounts less than one yen are rounded down)).

Concerning the distribution of NMF for the fiscal period ending on August 31, 2015  (the period from March 1, 2015to August 31, 2015), the distribution is scheduled to be made to the investors and the registered pledgees of investment units listed or recorded on the final unitholders register of NMF as of August 31, 2015, after the approval on the statements for such cash distribution for the fiscal period that is scheduled to be obtained at NMF by the date of incorporation of the New Investment Corporation.  The payment of such distribution will be made after the incorporation of the New Investment Corporation through the Merger.

(d)	Matters relevant to the method of realization of investment units of New Investment Corporation to be delivered

(i)       Market of investment units of the New Investment Corporation

Investment units of the New Investment Corporation are scheduled to be listed as of October 2, 2015, after listing on the TSE is approved as technical listing, and thus expected to ensure ongoing trading opportunities.

(ii)	Intermediary, brokerage or agency of sales and purchase of investment units of the New Investment Corporation

Securities companies, etc. which are trading participants or members of TSE

(2)	Matters relevant to the total amount of investment of the New Investment Corporation

Total Amount of Investment:	161,120,405,000 yen

Amount of Investment Surplus:
The amount obtained by deducting the amount of the total amount of investment from the amount of the change in unitholders’ capital as provided for in Article 27, Paragraph 1 of the Ordinance on Accountings of Investment Corporations (Cabinet Office Ordinance No. 47 of 2006; as amended)

NOF has determined that the matters (1) and (2) above are appropriate.

4.       Outline of the substance stipulated in Article 196, Items 2 and 3 of the Ordinance for Enforcement of the Act on Investment Trusts and Investment Corporations
(1)	Matters relevant to the significant events that occurred after the last day of the final fiscal period of NOF (the 22th fiscal period ended on October 31, 2014)

(i)	NOF completed the acquisition of “PMO Nihonbashi Kayabacho” as of March 3, 2015. The details of the property are as follows:

Type of specified asssets	Real estate
Property name	PMO Nihonbashi Kayabacho
Location (Note 1)	(Registry) 3-3-1 Nihonbashi Kayaba-cho, Chuo-ku, Tokyo and other 4 lots (Street address) 3-11-10 Nihonbashi Kayaba-cho, Chuo-ku, Tokyo
Structure (Note 1)	S/SRC B1/12F
Site area (Note 1)	629.86 m2 (190.53 tsubo)
Gross floor area (Note 1)	4,607.34 m2 (1,393.72 tsubo)
Type of ownership	(Land) Ownership (Building) Ownership
Completion date (Note 1)	August 2014
Acquisition price (Note 2)	¥4,910 million
Date of agreement	December 11, 2014 (Execution of the property sale and purchase agreement)
Acquisition date	March 3, 2015 (Delivery of the property)
Seller	Nomura Real Estate Development, Co., Ltd.
Funds for acquisition	Debt financing
(Note 1)	The “location” (excluding street address (jukyo hyoji)), “structure”, “site area”, “gross floor area”, and “completion date” are based on the information in the real estate registry.
(Note 2)
The “acquisition price” indicates an amount that does not include various other expenses necessary for the acquisition of the relevant property, such as brokerage fees, taxes, and public dues (i.e., the amount of the acquisition price of the property set forth in the property sale and purchase agreement).

(ii)
NOF entered into the sale and purchase agreements regarding each of the following assets, as of May 27, 2015. Under these agreements, the acquisition of each of the assets is subject to  the Merger coming into effect.

A. PMO Tamachi
Type of specified assets	Real estate
Property name	PMO Tamachi
Location (Note 1)	(Registry) 5-202-1 Shiba, Minato-ku, Tokyo and other 2 lots (Street address) 5-31-17 Shiba, Minato-ku, Tokyo
Structure (Note 1)	S/SRC B1/12F
Site area (Note 1)	709.50 m2（214.62 tsubo）
Gross floor area (Note 1)	5,171.17 m2（1,564.27 tsubo）
Type of ownership	(Land) Ownership (Building) Ownership
Completion date (Note 1)	February 2014
Scheduled acquisition price (Note 2)	¥6,210 million
Date of agreement	May 27, 2015 (Execution of the property sale and purchase agreement)
Scheduled date of acquisition	March 1, 2016 (Delivery of the property)
Seller	Nomura Real Estate Development, Co., Ltd.
Funds for acquisition	Scheduled to finance from borrowings in New Investment Corporation
(Note 1)	The “location” (excluding street address (jukyo hyoji)), “structure”, “site area”, “gross floor area”, and “completion date” are based on the information in the real estate registry.
(Note 2)
The “scheduled acquisition price” indicates an amount that does not include various other expenses necessary for the acquisition of the relevant property, such as brokerage fees, taxes, and public dues (i.e., the amount of the acquisition price of the property set forth in the property sale and purchase agreement).

B. PMO Ginza Hatchome
Type of Specified Assets	Real estate
Property name	PMO Ginza Hatchome
Location (Note 1)	(Registry) 8-204-8 Ginza, Chuo-ku, Tokyo and other 4 lots (Street address) 8-12-8 Ginza, Chuo-ku, Tokyo
Structure (Note 1)	S 10F
Site area (Note 1)	321.39 m2 (97.22 tsubo)
Gross floor area (Note 1)	2,487.63 m2 (752.50 tsubo)
Type of ownership	(Land) Ownership (Building) Ownership
Completion date (Note 1)	April 2014
Scheduled acquisition price (Note 2)	¥3,970 million
Date of agreement	May 27, 2015 (Execution of the property sale and purchase agreement)
Scheduled date of acquisition	March 1, 2016 (Delivery of the property)
Seller	Nomura Real Estate Development, Co., Ltd.
Funds for acquisition	Scheduled to finance from borrowings in New Investment Corporation
(Note 1)	The “location” (excluding street address (jukyo hyoji)), “structure”, “site area”, “gross floor area”, and “completion date” are based on the information in the real estate registry.
(Note 2)
The “scheduled acquisition price” indicates an amount that does not include various other expenses necessary for the acquisition of the relevant property, such as brokerage fees, taxes, and public dues (i.e., the amount of the acquisition price of the property set forth in the property sale and purchase agreement).

C. PMO Shibakoen
Type of specified assets	Real estate
Property name	PMO Shibakoen
Location (Note 1)	(Registry) 1-13-8 Shibakoen, Minato-ku, Tokyo (Street address) 1-2-1 Shibakoen, Minato-ku, Tokyo
Structure (Note 1)	S 8F
Site area (Note 1)	547.05 m2 (165.48 tsubo)
Gross floor area (Note 1)	3,362.95 m2 (1,017.29 tsubo)
Type of ownership	(Land) Ownership (Building) Ownership
Completion date (Note 1)	July 2014
Scheduled acquisition price (Note 2)	¥3,900 million
Date of agreement	May 27, 2015 (Execution of the property sale and purchase agreement)
Scheduled date of acquisition	March 1, 2016 (Delivery of the property)
Seller	Nomura Real Estate Development, Co., Ltd.
Funds for acquisition	Scheduled to finance from borrowings in New Investment Corporation
(Note 1)	The “location” (excluding street address (jukyo hyoji)), “structure”, “site area”, “gross floor area”, and “completion date” are based on the information in the real estate registry.
(Note 2)
The “scheduled acquisition price” indicates an amount that does not include various other expenses necessary for the acquisition of the relevant property, such as brokerage fees, taxes, and public dues (i.e., the amount of the acquisition price of the property set forth in the property sale and purchase agreement).

(iii)
NOF implemented the issuance of investment corporation bonds as of November 25, 2014, based on the comprehensive resolution regarding the issuance of investment corporation bonds, at the Board of Directors meeting held on November 20, 2013.

Name	Nomura Office Fund Tenth Series of Unsecured Investment Corporation Bonds (with pari passu clause among specified investment corporation bonds)
Total amount	¥6 billion
Payment price	¥100 per par value of ¥100
Redemption price	¥100 per par value of ¥100
Interest rate	1.02% per annum
Secured/Guaranteed	Unsecured and unguaranteed
Maturity and method of redemption
The total amount of the bond will be redeemed on November 25, 2024 (10-year bond), the maturity date.  The bond may be purchased and cancelled at any time on and after the following day of the date of payment, except when otherwise stated by the book-entry transfer institution.

Interest payment date	May 25 and November 25 of every year
Use of funds	To use for a part of the redemption of the Eighth Series Unsecured Investment Corporation Bonds (¥6 billion) that will mature on November 26, 2014.

(iv)	NOF implemented the following debt financings on December 24, 2014, February 26, 2015, March 3, 2015, and March 11, 2015, respectively.

A.     Drawdown of the debt financing dated December 24, 2014
Use of funds: To procure the debt financing to repay the existing borrowings that will become due and payable on December 24, 2014
Long-term borrowing (term for 7 years and 11 months)
Lender	The Bank of Tokyo-Mitsubishi UFJ, Ltd.
Amount	¥1.8 billion
Interest rate	1.05000% (per annum)
Repayment date	November 26, 2022 (or the following business day if the date is a non-business day, or the prior business day if the following business day is in the next month)
Secured/Guaranteed	Unsecured, unguaranteed
Long-term borrowing (Term for 7 years and 11 months)
Lenders	Sumitomo Mitsui Banking Corporation, Mizuho Bank, Ltd., Mitsubishi UFJ Trust and Banking Corporation, The Bank of Fukuoka, Ltd.
Amount	¥4.55 billion
Interest rate	Basic interest rate (JBA 3 months JPY TIBOR) + 0.69% (per annum)
Repayment date	November 26, 2022 (or the following business day if the date is a non-business day, or the prior business day if the following business day is in the next month)
Secured/Guaranteed	Unsecured, unguaranteed

B.       Drawdown of the debt financing dated February 26, 2015
Use of funds: To procure the debt financing to repay the existing borrowings that will become due and payable on February 26, 2015

Long-term borrowing (Term for 6 years)
Lender	The Norinchukin Bank
Amount	¥3 billion
Interest rate	Basic interest rate (JBA 3 months JPY TIBOR) + 0.56% (per annum)
Repayment date	February 26, 2021 (or the following business day if the date is a non-business day, or the prior business day if the following business day is in the next month)
Secured/Guaranteed	Unsecured, unguaranteed
Long-term borrowing (Term for 7 years and 6 months)
Lender	The Dai-ichi Life Insurance Company, Ltd.
Amount	¥3 billion
Interest rate	1.09133% (per annum)
Repayment date	August 26, 2022 (or the following business day if the date is a non-business day, or the prior business day if the following business day is in the next month)
Secured/Guaranteed	Unsecured, unguaranteed

C.       Drawdown of the debt financing dated March 3, 2015
Use of funds: To procure the debt financing for the acquisition of PMO Nihonbashi Kayabacho and a part of the related expenses
Long-term borrowing (Term for 6 years)
Lenders	The Mizuho Bank, Ltd., Mitsubishi UFJ Trust and Banking Corporation, Sumitomo Mitsui Trust Bank, Ltd.
Amount	¥2.12 billion
Interest rate	Basic interest rate (JBA 3 months JPY TIBOR) + 0.56% (per annum)
Repayment date	February 26, 2021 (or the following business day if the date is a non-business day, or the prior business day if the following business day is in the next month)
Secured/Guaranteed	Unsecured, unguaranteed
Long-term borrowing (Term for 8 years and 6 months)
Lender	Sumitomo Mitsui Banking Corporation
Amount	¥1 billion
Interest rate	Basic interest rate (JBA 3 months JPY TIBOR) + 0.71% (per annum)
Repayment date	August 26, 2023 (or the following business day if the date is a non-business day, or the prior business day if the following business day is in the next month)
Secured/Guaranteed	Unsecured, unguaranteed
Long-term borrowing (Term for 8 years and 6 months)
Lender	The Bank of Tokyo-Mitsubishi UFJ, Ltd.
Amount	¥1 billion
Interest rate	1.14850% (per annum)
Repayment date	August 26, 2023 (or the following business day if the date is a non-business day, or the prior business day if the following business day is in the next month)
Secured/Guaranteed	Unsecured, unguaranteed
Long-term borrowing (Term for 8 years and 6 months)
Lender	Development Bank of Japan Inc.
Amount	1 billion
Interest rate	1.18032% (per annum)
Repayment date	August 26, 2023 (or the following business day if the date is a non-business day, or the prior business day if the following business day is in the next month)
Secured/Guaranteed	Unsecured, unguaranteed

D.       Drawdown of the debt financing dated March 11, 2015
Use of funds: To procure the debt financing the payment of existing Nomura Office Fund First Series Unsecured Investment Corporation Bonds (with pari passu clause among specified investment corporation bonds and for qualified institutional investors only)
Long-term borrowings (Term for 2 years)
Lenders	The Bank of Tokyo-Mitsubishi UFJ, Ltd., Sumitomo Mitsui Banking Corporation, The Mizuho Bank, Ltd., Mitsubishi UFJ Trust and Banking Corporation, Sumitomo Mitsui Trust Bank, Ltd.
Amount	¥5 billion
Interest rate	Basic interest rate (JBA 1 month JPY TIBOR) + 0.32% (per annum)
Repayment date	March 11, 2017 (or the following business day if the date is a non-business day, or the prior business day if the following business day is in the next month)
Secured/Guaranteed	Unsecured, unguaranteed

(v)
NOF entered into a merger agreement as of May 27, 2015, whereby NOF, NRF and NMF are consolidated as each Consolidated Investment Corporation and October 1, 2015 is set as the date of incorporation of the New Investment Corporation incorporated through the consolidation-type merger.

(2)	NRF
(a)	Financial statements, asset management report, and statement of cash distributions for the final fiscal period (the 16th fiscal period ended on November 30, 2014)
As shown in the Referential Materials 1 indicated in pages 142 through 190.

(b)	Matters relevant to the significant events that occurred after the end of the final fiscal period

(i)	NRF completed the acquisition of the following assets as of December 19, 2014.

A. PRIME URBAN Naka Meguro II
Type of specified assets	Real estate (Note 1)
Property name	PRIME URBAN Naka Meguro II
Location (Note 2)	(Registry) 3-1885-7 Kamimeguro, Meguro-ku, Tokyo (Street address) 3-1-3 Kamimeguro, Meguro-ku, Tokyo
Structure (Note 2)	RC 10F
Site area (Note 2)	499.52 m2
Gross floor area (Note 2)	2,990.65 m2
Type of ownership	(Land) Ownership (Building) Ownership
Completion date (Note 2)	January 2002
Acquisition price (Note 3)	¥2,800 million
Date of agreement	December 5, 2014 (Execution of the property sale and purchase agreement)
Acquisition date	December 19, 2014 (Delivery of the property)
Seller	Japanese Limited Company (godo kaisha)
Funds for acquisition	Own funds and debt financing
(Note 1)
NRF acquired the beneficial interest in real estate trust from the seller, release the beneficial interest agreement as of   the day of acquisition, and  has acquired the ownership of the real estate through the delivery of such real estate as the trust assets.

(Note 2)	The “location” (excluding street address (jukyo hyoji)), “structure”, “site area”, “gross floor area”, and “completion date” are based on the information in the real estate registry.
(Note 3)
The “acquisition price” indicates an amount that does not include various other expenses necessary for the acquisition of the relevant property, such as brokerage fees, taxes, and public dues (i.e., the amount of the acquisition price of the property set forth in the property sale and purchase agreement).

B. PRIME URBAN Nagahara Kamiikedai
Type of specified assets	Real estate (Note 1)
Property name	PRIME URBAN Nagahara Kamiikedai
Location (Note 2)	(Registry) 1-139-4 Kamiikedai, Ota-ku, Tokyo and other one lot (Street address) 1-20-18 Kamiikedai, Ota-ku, Tokyo
Structure (Note 2)	RC B1/10F
Site area (Note 2)	867.28 m2 (Note 3)
Gross floor area (Note 2)	2,660.78 m2
Type of ownership	(Land) Ownership (Building) Ownership
Completion date (Note 2)	January 2008
Acquisition price (Note 4)	¥1,720 million
Date of agreement	December 5, 2014 (Execution of the property sale and purchase agreement)
Acquisition date	December 19, 2014 (Delivery of the property)
Seller	Japanese Limited Company (godo kaisha)
Funds for acquisition	Own funds and debt financing
(Note 1)
NRF acquired the beneficial interest in real estate trust from the seller, release the beneficial interest agreement as of   the day of acquisition, and has acquired the ownership of the real estate through the delivery of such real estate as the trust assets.

(Note 2)	The “location” (excluding street address (jukyo hyoji)), “structure”, “site area”, “gross floor area”, and “completion date” are based on the information in the real estate registry.
(Note 3)	The area includes space of approx. 127.21 m2 (private road portion), which is regarded as a road under Article 42, Paragraph 2 of the Building Standards Act.
(Note 4)
The “acquisition price” indicates an amount that does not include various other expenses necessary for the acquisition of the relevant property, such as brokerage fees, taxes, and public dues (i.e., the amount of the acquisition price of the property set forth in the property sale and purchase agreement).

C. PRIME URBAN Nishi Ogikubo II
Type of specified assets	Real estate (Note 1)
Property name	PRIME URBAN Nishi Ogikubo II
Location (Note 2)	(Registry) 3-163-1 Nishiogikita, Suginami-ku, Tokyo (Street address) 3-6-9 Nishiogikita, Suginami-ku, Tokyo
Structure (Note 2)	RC 6F
Site area (Note 2)	916.74 m2
Gross floor area (Note 2)	2,638.21 m2
Type of ownership	(Land) Ownership (Building) Ownership
Completion date (Note 2)	February 2008
Acquisition price (Note 3)	¥1,780 million
Date of agreement	December 5, 2014 (Execution of the property sale and purchase agreement)
Acquisition date	December 19, 2014 (Delivery of the property)
Seller	Japanese Limited Company (godo kaisha)
Funds for acquisition	Own funds and debt financing
(Note 1)
NRF acquired the beneficial interest in real estate trust from the seller, release the beneficial interest agreement as of   the day of acquisition, and has acquired the ownership of the real estate through the delivery of such real estate as the trust assets.

(Note 2)	The “location” (excluding street address (jukyo hyoji)), “structure”, “site area”, “gross floor area”, and “completion date” are based on the information in the real estate registry.
(Note 3)
The “acquisition price” indicates an amount that does not include various other expenses necessary for the acquisition of the relevant property, such as brokerage fees, taxes, and public dues (i.e., the amount of the acquisition price of the property set forth in the property sale and purchase agreement).

(ii)
NRF entered into the sale and purchase agreements regarding each of the following assets as of May 27, 2015. Under these agreements, the acquisition of each of the assets is subject to the Merger Agreement coming into effect.

A. PROUD FLAT Hatchobori
Type of specified asset	Real estate
Property name	PROUD FLAT Hatchobori
Location (Note 1)	(Registry) 1-107-7 Hatchobori, Chuo-ku, Tokyo (Street address) 1-8-5 Hatchobori, Chuo-ku, Tokyo
Structure (Note 1)	RC 12F
Site area (Note 1)	179.90 m2 (54.41 tsubo)
Gross floor area (Note 1)	1,163.30 m2 (351.89 tsubo)
Type of ownership	(Land) Ownership, (Building) Ownership
Completion date (Note 1)	May 2014
Scheduled acquisition price (Note 2)	¥920 million
Date of agreement	May 27, 2015 (Execution of the property sale and purchase agreement)
Scheduled date of acquisition	October 30, 2015 (Delivery of the property)
Seller	Nomura Real Estate Development Co., Ltd.
Funds for acquisition	Scheduled to finance from borrowings in New Investment Corporation
(Note 1)	The “location (excluding street address (jukyo hyoji))”, “structure”, “site area”, “gross floor area” and “completion date” are based on the information in the real estate registry.
(Note 2)
The “scheduled acquisition price” indicates an amount that does not include various other expenses necessary for the acquisition of the relevant property, such as brokerage fees, taxes, and public dues (i.e., the amount of the acquisition price of the property set forth in the property sale and purchase agreement).

B. PROUD FLAT Itabashi Honcho
Type of specified asset	Real estate
Property name	PROUD FLAT Itabashi Honcho
Location (Note 1)	(Registry) 32-46 Honcho, Itabashi-ku, Tokyo (Street address) 32-9 Honcho, Itabashi-ku, Tokyo
Structure (Note 1)	RC 10F
Site area (Note 1)	326.02 m2 (98.62 tsubo) (Note 2)
Gross floor area (Note 1)	1,401.32 m2 (423.89 tsubo)
Type of ownership	(Land) Ownership, (Building) Ownership
Completion date (Note 1)	July 2014
Scheduled acquisition price (Note 3)	¥720 million
Date of agreement	May 27, 2015 (Execution of the property sale and purchase agreement)
Scheduled date of acquisition	October 30, 2015 (Delivery of the property)
Seller	Nomura Real Estate Development Co., Ltd.
Funds for acquisition	Scheduled to finance from borrowings in New Investment Corporation
(Note 1)	The “location (excluding street address (jukyo hyoji))”, “structure”, “site area”, “gross floor area” and “completion date” are based on the information in the real estate registry.
(Note 2)	The site area includes a portion of approximately 1.8 m2 deemed as a road under Article 42-2 of the Building Standards Act.
(Note 3)
The “acquisition price” indicates an amount that does not include various other expenses necessary for the acquisition of the relevant property, such as brokerage fees, taxes, and public dues (i.e., the amount of the acquisition price of the property set forth in the property sale and purchase agreement).

(iii)	NRF disposed the following assets after the final fiscal period.

A. PRIME URBAN Naka Ochiai
Type of specified asset	Real estate
Property name	PRIME URBAN Naka Ochiai
Disposition price (Note)	¥708 million
Date of agreement	March 31, 2015 (Execution of the property sale and purchase agreement)
Date of disposition	June 1, 2015 (Delivery of the property)
Buyer	Japanese general operating companies
(Note)	The “disposition price” indicates the amount excluding the adjustment for fixed asset taxes and urban planning taxes.

B. PRIME URBAN Kamiuma
Type of specified asset	Real estate
Property name	PRIME URBAN Kamiuma
Disposition price (Note)	¥905 million
Date of agreement	March 31, 2015 (Execution of the property sale and purchase agreement)
Date of disposition	June 1, 2015 (Delivery of the property)
Buyer	Japanese general operating companies
(Note)	The “disposition price” indicates the amount excluding the adjustment for fixed asset taxes and urban planning taxes.

C. PRIME URBAN Karasuyama
Type of specified asset	Real estate
Property name	PRIME URBAN Karasuyama
Disposition price (Note)	¥358 million
Date of agreement	March 30, 2015 (Execution of the property sale and purchase agreement)
Date of disposition	May 29, 2015 (Delivery of the property)
Buyer	Individual
(Note)	The “disposition price” indicates the amount excluding the adjustment for fixed asset taxes and urban planning taxes.

D. PRIME URBAN Oimachi
Type of specified asset	Real estate
Property name	PRIME URBAN Oimachi
Disposition price (Note)	¥555 million
Date of agreement	March 31, 2015 (Execution of the property sale and purchase agreement)
Date of disposition	April 21, 2015 (Delivery of the property)
Buyer	Japanese general operating companies
(Note)	The “disposition price” indicates the amount excluding the adjustment for fixed asset taxes and urban planning taxes.

E. PRIME URBAN Hino
Type of specified asset	Real estate
Property name	PRIME URBAN Hino
Disposition price (Note)	¥301 million
Date of agreement	March 26, 2015 (Execution of the property sale and purchase agreement)
Date of disposition	May 29, 2015 (Delivery of the property)
Buyer	Japanese general operating company
(Note)	The “disposition price” indicates the amount excluding the adjustment for fixed asset taxes and urban planning taxes.

F. PRIME URBAN Roka Koen
Type of specified asset	Real estate
Property name	PRIME URBAN Roka Koen
Disposition price (Note)	¥355 million
Date of agreement	April 30, 2015 (Execution of the property sale and purchase agreement)
Date of disposition	May 29, 2015 (Delivery of the property)
Buyer	Japanese general operating companies
(Note)	The “disposition price” indicates the amount excluding the adjustment for fixed asset taxes and urban planning taxes.

G. PRIME URBAN Minami Gyotoku III
Type of specified asset	Real estate
Property name	PRIME URBAN Minami Gyotoku III
Disposition price (Note)	¥258 million
Date of agreement	May 22, 2015 (Execution of the property sale and purchase agreement)
Date of disposition	May 29, 2015 (Delivery of the property)
Buyer	Japanese general operating companies
(Note)	The “disposition price” indicates the amount excluding the adjustment for fixed asset taxes and urban planning taxes.

(iv)	NRF implemented the following debt financings on December 18, 2014, and February 27, 2015, respectively.

A. Drawdown of the debt financing dated December 18, 2014
  Use of Funds: To procure the loan to pay for the acquisition of PRIME URBAN Naka Meguro II, PRIME URBAN Nagahara Kamiikedai, PRIME URBAN Nishi Ogikubo II and a part of the related expenses.
Long-term (2-years 11-months) Loan
Lenders	The Bank of Tokyo-Mitsubishi UFJ, Ltd., Sumitomo Mitsui Banking Corporation, Mizuho Bank, Ltd., Mitsubishi UFJ Trust and Banking Corporation, Sumitomo Mitsui Trust Bank, Ltd.
Amount	¥3,300 million
Interest rate	Basic Interest Rate (JBA 1-month Japanese Yen TIBOR) +0.38% p.a.
Date of repayment	November 26, 2017 (or the following business day if the said date is a non-business day, or the prior business day if the following business day is in the next month)
Secured/Guaranteed	Unsecured, Unguaranteed
Long-term (4-years 5-months) Loan
Lenders	Mitsui Sumitomo Insurance Company, Ltd.
Amount	¥1,100 million
Interest rate	0.69894% p.a.
Date of repayment	May 26, 2019 (or the following business day if the said date is a non-business day, or the prior business day if the following business day is in the next month)
Secured/Guaranteed	Unsecured, Unguaranteed

B. Drawdown of the debt financing dated February 27, 2015
  Use of Funds: To procure the loan to repay outstanding loans which will become due and payable on February 26, 2015 and February 27, 2015.
Long-term (3-years) Loan
Lenders	The Iyo Bank, Ltd., The Tokyo Tomin Bank, Ltd.
Amount	¥1,500 million
Interest rate	Basic Interest Rate (JBA 3-month Japanese Yen TIBOR) +0.38% p.a.
Date of repayment	February 26, 2018 (or the following business day if the said date is a non-business day, or the prior business day if the following business day is in the next month)
Secured/Guaranteed	Unsecured, Unguaranteed
Long-term (6-years 9-months) Loan
Lenders	The Nomura Trust and Banking Co., Ltd., Mizuho Trust & Banking Co., Ltd., The Bank of Fukuoka, Ltd., Resona Bank, Ltd.
Amount	¥4,900 million
Interest rate	Basic Interest Rate (JBA 3-month Japanese Yen TIBOR) +0.62% p.a.
Date of repayment	November 26, 2021 (or the following business day if the said date is a non-business day, or the prior business day if the following business day is in the next month)
Secured/Guaranteed	Unsecured, Unguaranteed
Long-term (8-years) Loan
Lenders	Development Bank of Japan, Inc.
Amount	¥1,300 million
Interest rate	1.13250% p.a.
Date of repayment	February 26, 2023 (or the following business day if the said date is a non-business day, or the prior business day if the following business day is in the next month)
Secured/Guaranteed	Unsecured, Unguaranteed

(v)
NRF entered into a merger agreement as of May 27, 2015, whereby NOF, NRF and NMF are consolidated as each Consolidated Investment Corporation and October 1, 2015 is set as the date of incorporation of the New Investment Corporation incorporated through the consolidation-type merger.

(3)	NMF

(a)	Financial statements, asset management report, and statement of cash distributions for the final fiscal period (the 4th fiscal period ended on February 28, 2015)
As shown in the Referential Materials 2 indicated in pages 191 through 236.

(b)	Matters relevant to the significant events that occurred after the end of the final fiscal period

(i)
NMF acquired “Godo Kaisha Osaka Hirakata Project Silent Partnership Equity Interest” on March 30, 2015, and entered into a purchase agreement on April 10, 2015 relating to the acquisition of “Kawaguchi Ryoke Logistics Center.”

A. Godo Kaisha Osaka Hirakata Project Silent Partnership Equity Interest
Type of specified asset	Equity interest in silent partnership investing mainly trust beneficiary interest in mainly real estate
Property name (Note1)	Godo Kaisha Osaka Hirakata Project Silent Partnership Equity Interest
Target property (Note2)	Hirakata Logistics Center
Investment amount	¥100 million (approximately 10.6% of total initial investment amount in the silent partnership)
Date of agreement	March 27, 2015
Date of acquisition of equity interest	March 30, 2015
Financing	Own funds
(Note 1)	The asset is an interest in a silent partnership operated by G.K. Osaka Hirakata Project.
(Note 2)	G.K. Osaka Hirakata Project acquired a trust beneficiary interest in mainly real estate in on March 31, 2015.

B. Kawaguchi Ryoke Logistics Center
Type of specified asset	Trust beneficiary interest in mainly real estate
Property name (Note1)	Kawaguchi Ryoke Logistics Center
Location (Note 2)	(Registry) 5-2114-1 Ryoke, Kawaguchi City, Saitama (Street address) 5-1-57 Ryoke, Kawaguchi City, Saitama
Structure (Note 2)	S/SRC 5F
Site area (Note 2)	22,770.72 m2 (6,888.14 tsubo）
Gross floor area (Note2)	41,867.82 m2 (12,665.01 tsubo)
Type of ownership	(Land) Ownership, (Building) Ownership
Completion date (Note 2)	October 2003
Scheduled acquisition price (Note 3)	¥10,790 million
Date of agreement	April 10, 2015 (Execution of trust beneficial interest purchase and sale agreement)
Scheduled date of acquisition	July 1, 2015 (Delivery of trust beneficial interest)
Seller (Note 4)	Ryoke Capital Godo Kaisha
Funds for acquisition	Scheduled to acquire with Own funds and loan
(Note 1)
Although the current property name is “NIPPON EXPRESS CO., LTD. North Tokyo Distribution Center”, NMF plans to change the name to the one stated above at the earliest opportunity, after the acquisition.

(Note 2)	The “location (excluding street address (jukyo hyoji))”, “structure”, “site area”, “gross floor area” and “completion date” are based on the information in the real estate registry.
(Note 3)
The “scheduled acquisition price” indicates an amount that does not include various other expenses necessary for the acquisition of the relevant trust beneficiary interest, such as brokerage fees, taxes, and public dues (i.e., the amount of the acquisition price of the trust beneficiary interest set forth in the property sale and purchase agreement).

(Note 4)
Ryoke Capital Godo Kaisha is the operator of the silent partnership in which NMF has made investment of 500 million yen (approximately 17.9% of the total investment amount in the silent partnership), and the NMF exercised, for the acquisition, the preferential negotiation right granted upon the acquisition of silent partnership equity interest.

(ii)
NMF entered into the sale and purchase agreements regarding each of the following assets on May 27, 2015.  Under these agreements, the acquisition of each of the assets is subject to the Merger coming into effect.

A. NRE Kichijoji Building
Type of specified asset	Trust beneficiary interest in mainly real estate
Property name	NRE Kichijoji Building
Location (Note 1)	(Registry) 2-2017-216 Kichijoji Honcho, Musashino City, Tokyo and other 10 lots (Street address) 2-2-17 Kichijoji Honcho, Musashino City, Tokyo
Structure (Note 1)	S/RC B2/7F
Site area (Note 1)	923.73m2 (279.42 tsubo)
Gross floor area (Note 1)	5,550.35 m2 (1,678.98 tsubo)
Type of ownership	(Land) Ownership (51.0%) (Note 2), (Building) Ownership (51.0%) (Note 2)
Completion date (Note 1)	July 2014
Scheduled acquisition price (Note 3)	¥5,310 million
Date of Agreement	May 27, 2015 (Execution of trust beneficial interest sale and purchase agreement)
Scheduled date of acquisition	October 30, 2015 (Delivery of the property)
Seller	Nomura Real Estate Development Co., Ltd.
Funds for acquisition	Scheduled to acquire with loan by the New Investment Corporation
(Note 1)	The “location (excluding street address (jukyo hyoji))”, “structure”, “site area”, “gross floor area” and “completion date” are based on the information in the real estate registry.
(Note 2)	The ratio of ownership is indicated as 51.0%, which is the ratio of quasi co-ownership of trust beneficiary interest in real estate scheduled to be acquired by the New Investment Corporation.
(Note 3)
The “scheduled acquisition price” indicates an amount that does not include various other expenses necessary for the acquisition of the relevant trust beneficiary interest, such as brokerage fees, taxes, and public dues (i.e., the amount of the acquisition price of the trust beneficiary interest set forth in the property sale and purchase agreement).

B. GEMS Ichigaya
Type of specified asset	Real estate
Property name	GEMS Ichigaya
Location (Note 1)	(Registry) 4-3 Rokubancho, Chiyoda Ward, Tokyo (Street address) 4-3 Rokubancho, Chiyoda Ward, Tokyo (Note 2)
Structure (Note 1)	S/SRC B1/9F
Site area (Note 1)	236.59 m2 (71.56 tsubo)
Gross floor area (Note 1)	1,477.10 m2 (446.82 tsubo)
Type of ownership	(Land) Ownership, (Building) Ownership
Completion date (Note 1)	October 2014
Scheduled acquisition price (Note 3)	¥2,080 million
Date of Agreement	May 27, 2015 (Execution of property sale and purchase agreement)
Scheduled date of acquisition	October 30, 2015 (Delivery of the property)
Seller	Nomura Real Estate Development Co., Ltd.
Funds for acquisition	Scheduled to acquire with loan by the New Investment Corporation
(Note 1)	The “location (excluding street address (jukyo hyoji))”, “structure”, “site area”, “gross floor area” and “completion date” are based on the information in the real estate registry.
(Note 2)	Concerning location of the property, street address has not been officially indicated.
(Note 3)
The “scheduled acquisition price” indicates an amount that does not include various other expenses necessary for the acquisition of the relevant property, such as brokerage fees, taxes, and public dues (i.e., the amount of the acquisition price of the property set forth in the property sale and purchase agreement).

(iii)	NMF entered into a purchase agreement relating to the disposition of “Mitsubishi Motors Ibaraki Maintenance Center” on April 30, 2015.

Type of specified asset	Trust beneficiary interest in mainly real estate
Property name	Mitsubishi Motors Ibaraki Maintenance Center
Scheduled disposition price (Note)	¥1,133 million
Date of agreement	April 30, 2015 (Execution of trust beneficial interest purchase and sale agreement)
Scheduled date of disposition	September 1, 2015 (Delivery of trust beneficial interest)
Buyer	Japanese general operating company
(Note)	The “disposition price” indicates the amount excluding the adjustment for fixed asset taxes and urban planning taxes.

(iv)
NMF entered into a merger agreement as of May 27, 2015, whereby NOF, NRF and NMF are consolidated as each Consolidated Investment Corporation and October 1, 2015 is set as the date of incorporation of the New Investment Corporation incorporated through the consolidation-type merger.

5.	Matters relevant to the candidate of the executive director at the establishment of the New Investment Corporation

The candidate of the executive director at the establishment of the New Investment Corporation is as follows.  The term of office of the executive director will be for two years beginning on the date of incorporation of the New Investment Corporation.

Name (Date of Birth)	Career Summary and Material Concurrent Position
Satoshi Yanagita (October 20, 1957)
Apr. 1981          Nomura Real Estate Development Co., Ltd.
Apr. 2001          General Manager of the Planning Section of the Residential Company
Apr. 2004          General Manager of the General Affairs Department
Apr. 2009          General Manager of the General Affairs Department and General Manager of the General Affairs Trial Department
Apr. 2011          Executive Officer of Nomura Living Support Co., Ltd. (Note 1)
Apr. 2012          Director and Executive Officer
Apr. 2014          Audit & Supervisory Board Member of Nomura Real Estate Partners Co., Ltd.
Dec. 2014          Currently serves as Executive director of NMF
Apr. 2015          Currently serves as Managing director of Nomura Real Estate Reform Co., Ltd (Note 2)

Note 1.
Nomura Living Support Co., Ltd. and Nomura Building Management Co., Ltd. merged on April 1, 2014, with Nomura Building Management Co., Ltd. as the surviving company, and changed its trade name to Nomura Real Estate Partners Co., Ltd on the same date.

Note 2.
The candidate for the executive director above is the managing director of Nomura Real Estate Reform Co., Ltd. which belongs to Nomura Real Estate Group (meanings the corporate group that consists of consolidated subsidiaries of Nomura Real Estate Holdings, Inc., including Nomura Real Estate Development Co., Ltd. and Nomura Real Estate Asset Management Co., Ltd., the asset management company of the New Investment Corporation).

There is no particular vested interest between the candidate and the New Investment Corporation.
Note 3.	There is no investment units of NOF held by the candidate for the executive director above as of today and no investment units of the New Investment Corporation to be acquired by him.

6.	Matters relevant to the candidates of the supervisory directors at the establishment of the New Investment Corporation

The candidates of the supervisory directors at the establishment of the New Investment Corporation are as follows.  The term of office of the supervisory director will be for two years beginning on the date of incorporation of the New Investment Corporation.

Candidate Number	Name (Date of Birth)	Career Summary and Material Concurrent Position
1	Sadahiko Yoshimura (October 18, 1947)
May 1996                 Council Member of Showa Ota & Co. (currently known as Ernst & Young ShinNihon LLC)
May 2002                 Executive Council Member of Shin Nihon & Co. (currently known as Ernst & Young ShinNihon LLC)
May 2004                 Vice-president
Aug. 2008                Senior Advisor
July 2009                  Currently serves as Audit & Supervisory Board Member of Ishihara Holdings Co., Ltd.
Apr. 2010                 Special Professor of the Department of Professional Accountancy at the Graduate School of Aoyama Gakuin University
June 2010                 Audit & Supervisory Board Member of JAFCO Co., Ltd.
Jan. 2012                  Currently serves as Audit & Supervisory Board Member of PGM Holdings K.K.
June 2012                 Full-time Audit & Supervisory Board Member of JAFCO Co., Ltd.
Jan. 2013                  Currently serves as Supervisory Director of Nomura Real Estate Master Fund, Inc.
Apr. 2014                 Currently serves as Member of the JBA TIBOR Oversight Committee of Ippan Shadan Hojin JBA TIBOR Administration
Apr. 2015                 Currently serves as Guest Professor of the Department of Professional Accountancy at the Graduate School of Aoyama Gakuin University
June 2015                 Currently serves as Director Serving as Board-Audit Committee Member of JAFCO Co., Ltd.

Candidate Number	Name (Date of Birth)	Career Summary and Material Concurrent Position
2	Shuhei Yoshida (June 19, 1952)
Apr. 1982               Registered as Japanese lawyer (with Daiichi Tokyo Bar Association)
Apr. 1982               Law Office Toshio Shitara
Apr. 1986               Currently serves as Partner of Law Office Shuhei Yoshida
Apr. 1994               Currently serves as Conciliation Commissioner of Tokyo Family Court
June 1994              Audit & Supervisory Board Member of Satellite Consulting Partners Co., Ltd.
Aug. 1995             Currently serves as Audit & Supervisory Board Member of Asset Partners Co., Ltd.
Apr. 1998              Lecturer at the Faculty of Law of Kanagawa University
Mar. 2000              Director of Yahirokai Social Welfare Organization
Apr. 2005               Part-time lecturer (special lecture on insolvency proceedings laws) at the School of Law of Kanagawa University
Aug. 2005              Supervisory Director of Nomura Real Estate Office Fund, Inc.
Nov. 2006              Supervisory Director of Nomura Real Estate Residential Fund, Inc.
Dec. 2007               Currently serves as visiting professor at the National Graduate Institute for Policy Studies
Feb. 2008               Currently serves as Audit & Supervisory Board Member of Business Accounting Club K.K.
Nov. 2008              Auditor of the non-profit organization the Accounting Advisor Support Center
Sep. 2009               Currently serves as Audit & Supervisory Board Member of M.H. Group Ltd.
May 2010              Currently serves as Vice-president of the non-profit organization the Tokyo Metropolitan Area Fixed- term Rented Land and House Leasehold Promotion Organization
Jan. 2013                Currently serves as Supervisory Director of Nomura Real Estate Master Fund, Inc.
Apr. 2013               Currently serves as Councilor of Foundation for Senior Citizens’ Housing
Sep. 2013               Currently serves as Vice Chairman of The Japanese Inheritance Association
May 2014               Currently serves as Director of Japan Association for Real Estate Sciences
July 2014                Currently serves as Director of Japan Law and Economics Association
Dec. 2014               Currently serves as Auditor of Yahirokai Social Welfare Organization
Dec. 2014               Currently serves as Audit & Supervisory Board Member of Ascot Corp.

Note 1.	There is no particular vested interest between the candidates and the New Investment Corporation.
Note 2.	There is no investment units of NOF held by the candidates for the supervisory directors above as of today and no investment units of the New Investment Corporation to be acquired by them.

7	Matters relevant to the candidate of the accounting auditor of the New Investment Corporation

The candidate of the accounting auditor of the New Investment Corporation is as follows.

The name and location of the major place of business of the candidate of the accounting auditor is as follows.

Name:	Ernst & Young ShinNihon LLC
Location of major place of business:	Hibiya Kokusai Building, 2-2-3, Uchisaiwai-cho, Chiyoda-ku, Tokyo

Year	History
Jan. 1967 Dec. 1969 Oct. 1985 Jan. 1986 Apr. 2000 Jul. 2001 Jul. 2008
Ohta Tetsuzo& Co. established
Showa& Co. established
Ohta Tetsuzo & Co. and Showa& Co. merged and changed name to Ohta Showa & Co.
Century & Co. established
Ohta Showa & Co. and Century & Co. merged and changed name to Ohta Showa Century & Co.
Changed name to ShinNihon & Co.
Changed to a limited liability company and changed its name to Ernst & Young ShinNihon LLC

Proposal No. 2 Termination of the Asset Management Agreement with Nomura Real Estate Asset Management Co., Ltd.

At the time of the Merger, the asset management agreements which NOF has entered into with NREAM are scheduled to be terminated on the condition that the New Investment Corporation is incorporated as a result of the Merger.  Accordingly, a proposal for the approval of such termination will be submitted to the Meeting.

Please note that the New Investment Corporation is scheduled to succeed the asset management agreement currently entered into by and between NMF and NREAM and will entrust to the asset management service of its assets to NREAM.

Proposal No. 3 Pertial Amendment of the Articles of Incorporation

1. Reasons for Amendment

(1) Articles 5, 9 and 14; and Article 16, Paragraph 2

With the revision to the Act Concerning Investment Trusts and Investment Corporations (the “Investment Trust Act”), NOF will newly provide and amend provisions as follows:

a)	Acquisition of own investment units (changing the heading of Article 5 and newly providing Article 5, Paragraph 2)

NOF will newly establish provisions to allow NOF to acquire its own investment units for value through agreement with unitholders.

b)	Procedures for convocation of general meetings of unitholders (amendment to Article 9, Paragraphs 1 through 4)

In order to allow omission of the public notice in the procedures for convocation of general meetings of unitholders, NOF will newly establish provisions to the effect that a general meeting of unitholders shall be convened on July 5, 2017 or without delay after that date and a general meeting of unitholders shall be convened every two years thereafter on July 5 or without delay after that date.  In addition, corresponding to the new provisions above, NOF will newly establish provisions to the effect that a general meeting of unitholders shall be convened when necessary in cases other than the above.

c)	Record date (amendment to Article 14, Paragraphs 1 through 3)

NOF will newly establish provisions for the record date specifying the unitholders entitled to exercise voting rights at a general meeting of unitholders convened on a regular basis pursuant to the provisions in b) above. In addition, NOF will organize clauses and alter wordings as necessary.

d)	Term of office of Executive Directors and Supervisory Directors (amendment to Article 16, Paragraph 2)

NOF will newly establish provisions allowing the term of office of Executive Directors and Supervisory Directors to be extended or shortened to the extent prescribed by laws and regulations by resolution of a general meeting of unitholders.

(2) Article 25; Article 26, Paragraph 1; and Article 27, Paragraph 1

With revision to the Enforcement Ordinance of the Act Concerning Investment Trusts and Investment Corporations, NOF will provide that its purpose shall be to manage assets mainly as investment in real estate, leaseholds of real estate, surface rights and trust beneficiary interests in only such assets, out of Real Estate, etc. Assets defined in the Enforcement Ordinance of the Act Concerning Investment Trusts and Investment Corporations.  In addition, corresponding to the amendments above, NOF will alter wordings related to the above.

(3) Article 26, Paragraph 9

With the change of the requirements for the investment corporation’s application for special taxation measures through the revision to the Ordinance for Enforcement of the Act on Special Measures Concerning Taxation, NOF will delete the unnecessary provisions.

(4) Article 27, Paragraph 2, Item 3, Paragraph 3 Item 3; and Article 30, Paragraph 3

With the inclusion of facilities generating renewable energy under specified assets through the revision to the Order for Enforcement of the Act on Investment Trusts and Investment Corporations, NOF will newly establish provisions and amend provisions as necessary.  In addition, in order to allow leasing facilities generating renewable energy, movables, etc., NOF will amend provisions as necessary.

(5) Article 34, Paragraph 1, Item 2, and Paragraph 2

With the revision to the Investment Trust Act, the Act on Special Measures Concerning Taxation, etc. in relation to discrepancy in accounting and tax treatments on an investment corporation, NOF will make the necessary changes to the provisions in order to allow the distribution of cash in excess of profit for the purpose of tax reduction.

(6) Article38, Paragraph 3

The preceding paragraph of this paragraph has already stipulated that NOF shall entrust services provided for in this paragraph to third parties and Article 109, Paragraph 2, Item 2 of the Investment Trust Act has already stipulated that the executive director shall obtain approval from the board of officers to entrust such services.  Accordingly, NOF will delete the redundant provision to simplify the provisions of Articles of Incorporation.

(7) In addition to the above, NOF will organize clauses and alter wordings as necessary.

2. Content of Amendment

NOF will amend the part of the existing Articles of Incorporation as follows.
  (The amended portions are underlined)
Existing Articles of Incorporation	Proposed Amendment
Article 5. (Repayment for Units at the Request of Unitholders)	Article 5. (Repayment for Units at the Request of Unitholders and Acquisition of Units through Agreement with Unitholders)
The Company shall not make repayment for any unit at the request of unitholders.	1. The Company shall not make repayment for any unit at the request of unitholders.
2. The Company shall be able to acquire its investment units for value through agreement with unitholders.

Article 9. (Holding and Convocation of Meetings)	Article 9. (Holding and Convocation of Meetings)
1. General meetings of unitholders shall in principle be held at least once every two years.
1.     General meetings of unitholders shall be convened on July 5, 2017 or without delay after that date and a general meeting of unitholders shall be convened every two years thereafter on July 5 or without delay after that date.

(New establishment)	2. In addition to the case set forth in the preceding paragraph, general meetings of unitholders shall be convened when necessary.
2.     General meetings of unitholders shall, unless otherwise stipulated by laws and regulations, be convened by the executive director if there is one executive director, and if there are two or more executive directors, by one executive director in accordance with the order previously determined by the Board of Directors.

3.     General meetings of unitholders shall, unless otherwise stipulated by laws and regulations, be convened by the executive director if there is one executive director, and if there are two or more executive directors, by one executive director in accordance with the order previously determined by the Board of Directors.

3.    General meeting of unitholders shall be convened at the location of the Company’s head office or an adjacent site or in one of the wards of Tokyo in accordance with a resolution of the Board of Directors.

4.    General meeting of unitholders shall be convened at the location of the Company’s head office or an adjacent site or in one of the wards of Tokyo in accordance with a resolution of the Board of Directors.

Article 14. (Record Date, etc.)	Article 14. (Record Date, etc.)
(New establishment)
1.     In cases where general meetings of unitholders are convened pursuant to the provisions of Article 9, Paragraph 1, the Company shall determine the unitholders listed in the latest unitholders’ list as of the last day of April 2017 and the last day of April of every two years thereafter as the person who may exercise voting rights at relevant general meeting of unitholders.

Existing Articles of Incorporation	Proposed Amendment
1.     A unitholder who should exercise his/her right at a general meeting of unitholders shall be a unitholder listed in the latest unitholders’ list as of the record date previously determined in a public notice by the Company in accordance with laws and regulations through a resolution of the Board of Directors.

2.     The Company may determine unitholders listed in the latest unitholders’ list as of the record date previously determined in a public notice by the Company in accordance with laws and regulations through a resolution of the Board of Directors as the person who may exercise voting rights at a general meeting of unitholders, when necessary.

2. The minutes of a general meeting of unitholders shall be prepared, in accordance with laws and regulations.	3. The minutes of a general meeting of unitholders shall be prepared, in accordance with laws and regulations.

Article 16. (Election and Term of Executive Directors and Supervisory Directors)	Article 16. (Election and Term of Executive Directors and Supervisory Directors)
1. (Omitted)	1. (No change)
2.    The term of office of executive directors and supervisory directors shall be two years after their respective assumption of office. The term of office of any executive director or supervisory director elected to fill a vacancy or to increase in number the executive directors or supervisory directors shall be the same as the remaining term of office of his/her predecessor or of the other executive directors or supervisory directors then in office.

2.     The term of office of executive directors and supervisory directors shall be two years after their respective assumption of office; provided, however, that this shall not preclude the extending or shortening the term of office to the extent prescribed by laws and regulations by resolution of a general meeting of unitholders. In addition, the term of office of any executive director or supervisory director elected to fill a vacancy or to increase in number the executive directors or supervisory directors shall be the same as the remaining term of office of his/her predecessor or of the other executive directors or supervisory directors then in office.

3. (Omitted)	3. (No change)

Article 25. (Basic Asset Management Policies)	Article 25. (Basic Asset Management Policies)
The Company shall invest its assets primarily in Real Estate, etc. (here and hereafter, the assets specified in Article 27, Paragraph 1, Items (1) or (2)) and Real Estate-Backed Securities (here and hereafter, the assets specified in Article 27, Paragraph 1, Item (3); Real Estate, etc. and Real Estate-Backed Securities are collectively referred to as “Real-Estate Related Assets”) to secure stable earnings and steady growth in the Investment Assets from the medium and long-term view.

The Company shall aim at managing its assets mainly as investment in real estate, leaseholds of real estate, surface rights and the beneficial interests of trusts formed by entrustment of only these assets out of Real Estate, etc. Assets (meaning the assets specified in the Enforcement Ordinance of the Act Concerning Investment Trusts and Investment Corporations), and manage them to secure stable earnings and steady growth in the Investment Assets from the medium and long-term view.

Article 26. (Investment Stance)	Article 26. (Investment Stance)
1.     When investing in Real Estate-Related Assets, the Company shall invest in assets composed of or backed by real estate (here and hereinafter in this Article, including surface rights and leasehold rights of real estate) used primarily as offices (here and hereafter, including real estate used for purposes other than offices that can easily be converted to office use; if such real estate consists of land, surface rights, or land leasehold rights, then this shall mean the sites of buildings used for office use); provided, however, that if the Company is to acquire all or part of Real Estate-Related Assets composed of or backed by facilities comprising multiple properties developed as a single unit (“Compound Real Estate-Related Assets”), the Company may acquire all of such Real Estate-Related Asset in question only if the primary use of the real estate comprising or backing the Compound Real Estate-Related Assets to be acquired is for offices. Further, the investment territory shall be, in addition to the three major metropolitan areas, primarily ordinance-designated cities.

1.     When investing in Real-Estate Related Assets (here and hereafter, a collective designation of Real Estate, etc. (here and hereafter, the assets specified in Article 27, Paragraph 1, Items (1) or (2)) and Real Estate-Backed Securities (here and hereafter, the assets specified in Article 27, Paragraph 1, Item (3)), the Company shall invest in assets composed of or backed by real estate (here and hereinafter in this Article, including surface rights and leasehold rights of real estate) used primarily as offices (here and hereafter, including real estate used for purposes other than offices that can easily be converted to office use; if such real estate consists of land, surface rights, or land leasehold rights, then this shall mean the sites of buildings used for office use); provided, however, that if the Company is to acquire all or part of Real Estate-Related Assets composed of or backed by facilities comprising multiple properties developed as a single unit (“Compound Real Estate-Related Assets”), the Company may acquire all of such Real Estate-Related Asset in question only if the primary use of the real estate comprising or backing the Compound Real Estate-Related Assets to be acquired is for offices. Further, the investment territory shall be, in addition to the three major metropolitan areas, primarily ordinance-designated cities.

Existing Articles of Incorporation	Proposed Amendment
2. (Omitted)	2. (No change)
3. (Omitted)	3. (No change)
4. (Omitted)	4. (No change)
5. (Omitted)	5. (No change)
6. (Omitted)	6. (No change)
7. (Omitted)	7. (No change)
8. (Omitted)	8. (No change)
9.    The Company shall maintain the ratio of the value of the real estate, etc. prescribed in Article 22-19 of the Enforcement Regulations of the Special Taxation Measures Law (Ministerial Ordinance of the Ministry of Finance No. 15 of 1957, as amended) to the total amount of the assets held by the Company at not less than 70%.
9. (Deleted)

Article 27. (Types, Objectives and Extent of Assets Targeted for Asset Management)	Article 27. (Types, Objectives and Extent of Assets Targeted for Asset Management)
1. The Company shall invest mainly in the specified assets set forth below in accordance with the basic policies provided for in Article 25:	1. The Company shall invest in the specified assets set forth below in accordance with the basic policies provided for in Article 25:
(Paragraphs (1) through (3) omitted)	(No Change to Paragraphs (1) through (3) )
2. (Omitted)	2. (No change)
(1) (Omitted)	(1) (No change)
(2) (Omitted)	(2) (No change)
(3) (New establishment)	(3) Facilities generating renewable energy (as defined in the Investment Trust Act Enforcement Order).
3. (Omitted)	3. (No change)
(1) (Omitted)	(1) (No change)
(2) (Omitted)	(2) (No change)
(3)   Movables (of those movables specified in the Civil Code (Law No. 89 of 1896, as amended), facilities, fixtures, and other items attached to the real estate constructional or for the use of real estate);

(3)   Movables (of those movables specified in the Civil Code (Law No. 89 of 1896, as amended), facilities, fixtures, and other items attached to the real estate constructional or for the use of real estate) ; excluding those that fall under Facilities generating renewable energy);

(Omitted below)	(No change below)

Article 30. (Objectives and Extent of Leasing of Incorporated Assets)	Article 30. (Objectives and Extent of Leasing of Incorporated Assets)
1. (Omitted)	1. (No change)
2. (Omitted)	2. (No change)
3.     The Company may not lease any Investment Assets other than the real estate (including, other than the real estate acquired by the Company, the real estate which is the backed assets of the Real Estate-Related Assets) belonging to the Investment Assets.

3.     The Company may not lease any Investment Assets other than the real estate (including, other than the real estate acquired by the Company, the real estate which is the backed assets of the Real Estate-Related Assets) and Facilities generating renewable energy and movables belonging to the Investment Assets.

Article 34. (Cash Distribution Policies)	Article 34. (Cash Distribution Policies)
1. (Omitted)	1. (No change)
(1) (Omitted)	(1) (No change)
(2)   Distribution amounts shall be determined by the Company and such distribution amounts shall exceed 90% of the earnings available for distribution of the Company (in case of change in the calculation method of such amount due to amendment to laws and regulations etc., the amount as amended) as provided for in Article 67-15, Item (1) (the “Special Provision of Taxation on Investment Corporations”) of the Special Taxation Measures Law (Law No. 26 of 1957, as amended) (provided however, the Distributable Amounts is the upper limit.). The Company may accumulate reserves from the Distributable Amount that are deemed to be necessary for maintaining its Investment Assets or improving the value thereof such as the long-term reserve for maintenance, payment reserve, reserve for distribution, and other similar reserves and accounts.

(2)    Distribution amounts shall be determined by the Company and such distribution amounts shall exceed 90% of the earnings available for distribution of the Company (in case of change in the calculation method of such amount due to amendment to laws and regulations etc., the amount as amended) as provided for in Article 67-15, Item (1) of the Special Taxation Measures Law (Law No. 26 of 1957, as amended) (provided however, the Distributable Amounts is the upper limit.). The Company may accumulate reserves from the Distributable Amount that are deemed to be necessary for maintaining its Investment Assets or improving the value thereof such as the long-term reserve for maintenance, payment reserve, reserve for distribution, and other similar reserves and accounts.

Existing Articles of Incorporation	Proposed Amendment
(3) (Omitted)	(3) (No change)
2. Distributions in Excess of Income	2. Distributions in Excess of Income
If the Company deems it appropriate depending on the economic circumstances or the trend of the real-estate market or the rental market, etc., the Company may distribute an amount in excess of the Distributable Income Amount equal to the amount of the distribution specified in Item (2) of the preceding paragraph plus an amount to be determined by the Company up to the amount stipulated by the regulations of the Investment Trusts Association, Japan. Further, if such distribution of monies does not satisfy the conditions of the Special Provisions of Taxation on Investment Corporations provided by laws and regulations, the Company may distribute monies in an amount determined by the Company for the purpose of satisfying those conditions.

If the Company deems it appropriate depending on the economic circumstances or the trend of the real-estate market or the rental market, etc. or is possible to suppress the accrual of incomes tax, etc. for the Company, the Company may distribute an amount in excess of the Distributable Income Amount equal to the amount of the distribution specified in Item (2) of the preceding paragraph plus an amount to be determined by the Company up to the amount stipulated by the regulations of the Investment Trusts Association, Japan.

3. (Omitted)	3. (No change)
4. (Omitted)	4. (No change)

Article 38. (Commission of Business and Administrative Services)	Article 38. (Commission of Business and Administrative Services)
1. (Omitted)	1. (No change)
2.    The Company shall commission any administrative services, excluding services relating to the management and custody of its assets, regulated to be commissioned to a third party in accordance with the Investment Trust Law (“general administrative services”) to a third party.

2.    The Company shall commission any administrative services, excluding services relating to the management and custody of its assets, regulated to be commissioned to a third party in accordance with the Investment Trust Law and the Enforcement Regulations of the Law Concerning Investment Trusts and Investment Corporations to a third party.

3.     Among the administrative services to be commissioned following the incorporation of the Company, administrative services relating to the offering of any units and investment corporation bonds to be issued by the Company, preparation and maintenance of registry of investment corporation bonds and other administrative services relating to the registry of investment corporation bonds, , administrative services relating to the issuance of the investment corporation bonds certificates, and the administrative services relating to the holders of the investment corporation bonds (meaning each of the administrative services prescribed in the Enforcement Regulations of the Law Concerning Investment Trusts and Investment Corporations (Cabinet Office Ordinance No. 129 of 2000, as amended)) shall be commissioned upon each offering to an administration agent determined by the Board of Directors, and a relevant general administrative services agreement shall be executed.
3. (Deleted)

Existing Articles of Incorporation	Proposed Amendment
Adopted: August 5, 2003 Amended: October 23, 2003 July 26, 2005 July 23, 2007 July 27, 2009 July 28, 2011 July 26, 2013	Adopted: August 5, 2003 Amended: October 23, 2003 July 26, 2005 July 23, 2007 July 27, 2009 July 28, 2011 July 26, 2013 July 30, 2015

Proposal No. 4 Appointment of One (1) Executive Director

As the term of office of the Executive Director, Yoshiyuki Ito, will expire as of August 7, 2015, NOF will be electing one executive director. The term of office of the executive director to be elected will be for two years beginning on August 8, 2015.
The candidate of the executive director is as follows.
In addition, this proposal regarding the election of the executive director has been submitted according to the unanimous agreement by supervisory directors.

Name (Date of Birth)	Career Summary and Status and Charge in NOF (Material Concurrent Position)		Number of NOF units held
Yoshiyuki Ito (January 21, 1957)	Apr. 1980	Entered Nomura Real Estate Development Co., Ltd. ("NRED")	0
	Jun. 1990	Shin Yurigaoka Sales Office Manager
	Jun. 1994	Shibuya Branch Manager
	Jun. 1997	Headquarters Brokerage Center Manager
	Mar. 2001	Headquarters Brokerage Center Manager, Brokerage Division , Nomura Real Estate Urban Net Co., Ltd. ("NREUN")
	May 2003	Division Manager, Brokerage Division
	Feb. 2004	General Manager, Investment Management Department
	Jun. 2004	Director, General Manager, Investment Management Department,
	Apr. 2007	Director, Corporate Real Estate Brokerage Division Manager and in charge of Insurance Agency Department
	Apr. 2008	Senior Executive Officer, in charge of Corporate Real Estate Brokerage Division and Insurance Agency Department
	Apr. 2009	Senior Executive Officer, in charge of Deputy Division Manager of Brokerage Division and in charge of Insurance Agency Department
	Apr. 2010	Senior Executive Officer, in charge of Investment Management Department and Insurance Agency Department,
	Apr. 2012	Audit & Supervisory Board Member
	Aug. 2013	Executive Director, Nomura Real Estate Office Fund, Inc. (current position)
	Apr. 2015	Audit & Supervisory Board Member, Nomura Real Estate Reform Co., Ltd (current position)
(Note)	The candidate for the executive director above is the audit and supervisory board member of Nomura Real Estate Reform Co., Ltd.
There is no particular vested interest between the candidate for the executive director above and NOF.
The candidate for the executive director above currently executes all aspects of operation as executive director of NOF.

Proposal No. 5 Appointment of Two (2) Supervisory Directors

As the term of office of the Supervisory Directors, Saneaki Ichijo and Naohito Miya, will expire as of August 7, 2015, NOF will be electing two supervisory directors. The term of office of the supervisory directors to be elected will be for two years beginning on August 8, 2015.
The candidates of the supervisory directors are as follows.

Candidate Number	Name (Date of Birth)	Career Summary and Status in NOF (Material Concurrent Position)		Number of NOF units held
1	Saneaki Ichijo (August 6, 1945)	Apr. 1973	Admitted to practice law (Daiichi Tokyo Bar Association)	0
		Apr. 1973	Joined ANDERSON MORI & RABINOWITZ (currently Anderson Mori & Tomotsune)
		Feb. 1980	Worked at Whitman & Ransom in the U.S. (currently Winston & Strawn LLP)
		Nov. 1980	Returned ANDERSON MORI & RABINOWITZ (currently Anderson Mori & Tomotsune)
		Jan. 1982	Partner, Anderson Mori & Tomotsune (current position)
		Apr. 2002	Member, the Civil Conciliating Committee of the Tokyo Summary Court (current position)
		Aug. 2007	Supervisory Director, Nomura Real Estate Office Fund, Inc. (current position)
2	Naohito Miya (January 29, 1950)	Apr. 1974	Entered Chuo Kyodo audit corporation (currently KPMG AZSA LLC)	0
		Sep. 1975	Registered as a Certified Public Accountant
		Oct. 1987	Inoue Saito audit corporation (merged with Inoue Tatsuo audit corporation)
		Oct. 1991	Representative Partner, Inoue Saito Eiwa audit corporation (merged with Eiwa audit corporation)
		Oct. 1993	Asahi audit corporation (currently KPMG AZSA LLC) (merged with Asahi Shinwa audit corporation)
		Jul. 2003	The Fifth Division Manager, Administration officer of Tokyo Office, Asahi audit corporation
		Jul. 2006	Head and Administration officer, KPMG AZSA & Co.(currently KPMG AZSA LLC)
		Jun. 2008	Manager of Miya Naohito CPA Firm
		Aug. 2009	Supervisory Director, Nomura Real Estate Office Fund, Inc. (current position)
		Oct. 2010	Manager of Miya Naohito Certified Tax Accountant Firm (current position)
		Oct. 2010	Representative Partner, Futaba Audit Corporation
		Mar. 2011	Senior Representative Partner, Futaba Audit Corporation
		Aug. 2013	Senior Representative Partner, Futaba Audit Corporation (current position)
(Note)	Saneaki Ichijo of the candidates for the supervisory directors is the substitute supervisory director of NRF and partner of Anderson Mori & Tomotsune.
Naohito Miya of the candidates of the supervisory directors is the manager of Miya Naohito Certified Tax Accountant Firm and the senior representative partner of Futaba Audit Corporation.
There is no particular vested interest between the candidates for the supervisory directors above and NOF.
Both of the candidates for the supervisory directors above currently supervise all aspects of the execution of duties by the executive director of NOF as supervisory director of NOF.

Reference Matter

If any proposal to be submitted to the general meeting of unitholders is in conflict in its nature with other proposal, the provision of “Deemed Approval” prescribed in Article 13, paragraphs 1 and 2 of the Articles of Incorporation of NOF shall not be applied with respect to any of such proposals.
Please note that none of the proposals from Proposal 1 to Proposal 5 above constitutes such conflicting proposal.

End of document

Reference Materials 1

The asset management report, financial statements, and statement of Cash Distributions for the final fiscal period of Nomura Real Estate Residential Fund, Inc.

Asset Management Report
Balance Sheets
Statements of Income and Retained Earnings
Statements of Changes in Net Assets
Notes to financial statements
Statement of Cash Distributions
Statement of Cash Flow (Reference information)

Ⅰ．Asset Management Report
1．Overview of Asset Management
(1)　Management Status, etc. of Investment Corporation

Fiscal Period		12th Period	13th Period	14th Period	15th Period	16th Period
		from Jun. 1, 2012 to Nov. 30, 2012	from Dec. 1, 2012 to May 31, 2013	from Jun. 1, 2013 to Nov. 30, 2013	from Dec. 1, 2013 to May 31, 2014	from Jun. 1, 2014 to Nov. 30, 2014
Operating Revenues	(¥mln)	5,174	5,257	5,406	5,594	5,480
of which Real Estate Rental Revenues	(¥mln)	5,174	5,238	5,356	5,556	5,427
Operating Expenses	(¥mln)	2,721	2,823	2,848	3,080	3,057
of which Real Estate Rental Expenses	(¥mln)	2,131	2,252	2,250	2,453	2,353
Operating Profit	(¥mln)	2,452	2,433	2,558	2,513	2,423
Ordinary Income	(¥mln)	1,876	1,878	1,966	1,956	1,878
Net Income	(¥mln)	1,875	1,876	1,965	1,955	1,877
Total Assets	(¥mln)	156,703	156,576	168,019	167,940	164,852
(Changes from Previous Period)%		(-0.0)	(-0.1)	(＋7.3)	(-0.0)	(-1.8)
Interest-Bearing Debts	(¥mln)	83,092	83,002	89,840	89,750	86,820
Net Assets	(¥mln)	70,836	70,838	75,236	75,226	75,148
(Changes from Previous Period)%		(＋0.0)	(＋0.0)	(＋6.2)	(-0.0)	(-0.1)
Unitholders’ Capital	(¥mln)	68,961	68,961	73,231	73,231	73,231
Number of Units Issued	(Units)	150,936	150,936	160,800	160,800	160,800
Net Assets per Unit	(¥)	469,315	469,326	467,887	467,827	467,340
Total Cash Distribution	(¥mln)	1,875	1,836	1,965	1,955	1,865
Cash Distribution per Unit	(¥)	12,424	12,170	12,221	12,161	11,600
of which Cash Distribution of Profits	(¥)	12,424	12,170	12,221	12,161	11,600
of which Cash Distribution in excess of Profits	(¥)	－	－	－	－	－
ROA (Return on Assets) (Note 1)%		1.2	1.2	1.2	1.2	1.1
Annualized ROA (Note 2)%		2.4	2.4	2.4	2.3	2.3
ROE (Return on Equity) (Note 3)%		2.6	2.6	2.7	2.6	2.5
Annualized ROE (Note 2)%		5.3	5.3	5.4	5.2	5.0
Capital Adequacy Ratio (Note 4)%		45.2	45.2	44.8	44.8	45.6
(Changes from Previous Period)%		(＋0.0)	(＋0.0)	(-0.5)	(＋0.0)	(＋0.8)
LTV (Loan-to-Value) (Note 5)%		53.0	53.0	53.5	53.4	52.7
Number of Operating Days	(days)	183	182	183	182	183
Payout Ratio (Note 6)%		99.9	97.8	100.0	99.9	99.3
Number of Properties Held	(bldgs)	153	152	155	153	150
Total Leasable Floor Space(㎡)	m2	262,881.53	262,961.11	277,166.54	274,346.62	272,627.52
Number of Tenants	(tenants)	153	152	155	153	150
Occupancy Rate	%	96.2	96.4	96.2	95.8	96.2
Depreciation	(¥mln)	968	967	1,012	1,053	1,052
Capital Expenditures	(¥mln)	40	138	94	95	136
NOI (Net Operating Income) (Note 7)	(¥mln)	4,010	3,953	4,118	4,156	4,126
FFO (Funds from Operation) (Note 8)	(¥mln)	2,850	2,833	2,934	2,979	2,929
FFO per Unit (Note 9)	(¥)	18,886	18,773	18,251	18,528	18,218
Note 1:
“ROA (Return on Assets)” = Ordinary Income / {(Total Assets at the beginning of the period + Total Assets at the end of the period) / 2} x 100
As for 14th period, the Total Assets were time-adjusted due to the additional issuance of investment units.

Note 2:	“ROA” and “ROE” are annualized using the following number of operating days. 12th Period: 183 days, 13th Period: 182 days, 14th Period: 183 days, 15th Period: 182 days and 16th Period: 183 days
Note 3:
 “ROE (Return on Equity)” = Net Income / {(Net Assets at the beginning of the period + Net Assets at the end of the period) / 2} x 100
As for 14th period, Net Assets were time-adjusted due to the additional issuance of investment units.

Note 4:	“Capital Adequacy Ratio” = Net Assets / Total Assets x 100
Note 5:	“LTV (Loan-to-Value)” = Interest-Bearing Debts / Total Assets x 100
Note 6:	Rounded off to the first decimal place.
Note 7:	“NOI (Net Operating Income)” = Real Estate Rental Revenues – Real Estate Rental Expenses + Depreciation
Note 8:	“FFO (Funds from Operation) = Net Income + Depreciation + Amortization of Investment Corporation Bonds Issuance Costs – Real Estate Sale Profit/Loss
Note 9:	“FFO per Unit” = FFO / Number of Units Issued

(2) OUTLINE OF INVESTMENTS IN THE 16TH FISCAL PERIOD

Nomura Real Estate Residential Fund was incorporated on August 3, 2006 under the Act on Investment Trusts and Investment Corporations of Japan, and listed Investment Securities that represent the units of investment equity of the Company in the Real Estate Investment Trust (REIT) Market of the Tokyo Stock Exchange (TSE) on February 14, 2007 (TSE code: 3240).
The Company’s basic investment policy is to assure stable income and steady portfolio asset growth over the medium-to-long-term through investment in specified assets such as properties and property-related securities.
We invest in properties with a focus on residential use in accordance with the Company’s basic policy (securities specified for residential properties). In addition, in order to realize stable income over the medium-to-long term, we carry out expeditious asset management according to property characteristics and market conditions (medium-to-long term stable management).

Note:
The Law Concerning Investment Trusts and Investment Corporations of Japan (Law No. 198 of 1951) is referred to as the "Investment Trust Law" hereinafter.
The Tokyo Stock Exchange is referred to hereinafter as the “TSE”.
The units of investment equity means the units of investment equity of the Company.
The term “property (ies)” refers to those assets defined in Section 29, Paragraph 1, Article (1) and (2), and “property-backed securities” refers to those assets defined in Section 29, Paragraph 1, Article (3) respectively of the Articles of Incorporation of the Company.
The terms “property (ies)” and “property-backed securities” are collectively referred to as “property-related assets” hereinafter.
The properties and underlying properties of the property-related assets are collectively referred to as the “investment properties”.
The term “investment assets” refers to those assets that belong to the Company.

　　Market Environments and fund performance

The Japanese economy during the fiscal period experienced temporary downturns in manufacture as demand sank following a spike ahead of the scheduled hike in the consumption tax. According to Bank of Japan’s October 2014 Short-term Economic Survey of Enterprises in Japan (Tankan), the business conditions DI for all enterprises and all industries deteriorated 3 points from the previous survey. On the other hand, however, capital investment is in an increasing trend with improved domestic company profits, and the environment for employment and income has been in an improving trend, which support the gradual recovery of the Japanese economy. There is a need to consider risk factors that may have a negative impact on the economy, including the deterioration of consumer sentiment and slowdown in overseas economies; however, modest upward momentum is expected to continue as the effects of the government’s fiscal policy and Bank of Japan’s bold monetary easing ripple across the real economy.
Under such circumstances, domestic and foreign investment capital has flowed into the J-REIT market backed by the expectation for the recovery of the Japanese economy and real estate market. Further, since Bank of Japan decided to provide additional monetary easing in October 2014 and to again purchase J-REITs, the Tokyo Stock Exchange REIT Index increased from 1,533.19 at the beginning of the fiscal period (as of June 2, 2014) to 1,826.72 at the end of the fiscal period (as of November 28, 2014). Backed by such a favourable funding environment, J-REITs are actively acquiring properties along with new listings and the issuance of new investment units through public offerings.
In the rental housing market, continued stable demand is anticipated from single and small households due in part to the continuing inflow of population to the Greater Tokyo Area (Tokyo, Kanagawa, Chiba and Saitama prefectures) and major regional cities as well as such factors as the trend for later marriage and declining birth rates. In addition, in terms of supply, rental housing construction starts remain low, implying that the balance of supply and demand for rental housing will remain favourable for some time. Under such circumstances, the occupancy rate for rental housing held by J-REITs has been hovering at an average level exceeding 96% since July 2011. Concerning rent levels, too, properties with increasing rents have been observed. These, among other factors, suggest that the rental housing market is in a recovery trend.
In the real estate transaction market, property acquisitions were active, centering on J-REITs, other real estate funds, and real estate companies, due in part to a favourable domestic funding conditions due to monetary easing, and signs of recovery in the lease market. On the other hand, competition over acquisitions is overheating due in part to an increase in participants. The supply of rental housing is still limited, which has created a severe environment for the acquisition of properties.
In the management environment described above, the Company made the following management achievements in the 16th fiscal period (ended November 2014).

(a) Asset Acquisition and Disposition.
The Company has fully utilized the strong sourcing routes of each property brand listed in the table below, and has continued acquisition activities.

Brand	Acquisition Strategy
PROUD FLAT Properties planned/development by Nomura Real Estate Development (Note:1)

Strategic Cooperation with Nomura Real Estate Development

The strategic cooperation with Nomura Real Estate Development enables the Fund to undertake the development and acquisition of PROUD FLAT, a residential property brand, which utilizes residential property related know-how for land acquisition, product planning, management, etc. This plays the pivotal role of the Fund’s growth strategy and the Fund will utilize it to the full extent.

PRIME URBAN Properties planned/developed by companies other than Nomura Real Estate Development (Note:2)

Utilization of Networks with Providers Utilization
of Nomura Real Estate Group Information Networks

Proactively utilizing the network with providers built through the management of private funds which extends over 5 years and the Fund’s management which extends over 8 years. By utilizing the expansive brokerage network held by Nomura Real Estate Group, pursuit of collecting adequate information on properties for selling will be fulfilled.

Note:1:
Hereinafter, Nomura Real Estate Development refers to Nomura Real Estate Development Co., Ltd. Nomura Real Estate Group refers to a corporate group consisting of the consolidated subsidiaries of Nomura Real Estate Holdings, Inc. (hereinafter referred to as “Nomura Real Estate Holdings”) including Nomura Real Estate Development (hereinafter referred to as “NRED”) but excluding Nomura Real Estate Asset Management Co., Ltd., to which the Company assigns asset management- related operations. Age of buildings above means that of the relevant property at the time of acquisition by the Company.

Note 2:
In terms of the properties planned and developed by other companies, we have used “PRIME URBAN” and “URBAN STAGE” as brand names according to building age at the time of acquisition. However, we began unifying under the name “PRIME URBAN” from May 20, 2014 in an attempt to further enhance property recognition in the rental housing market along with “PROUD FLAT.” In this fiscal period, we completed unification of 30 properties under the “PRIME URBAN” name.

As in previous fiscal periods, the Company continued to implement its strategy for property replacement in the 16th fiscal period to enhance portfolio profitability and quality, transferring three properties totaling 958 million yen (sum total of transfer prices) that were expected to show decreased competitiveness and increased maintenance costs due to age and other factors.
As a result of the above, assets at the end of the 16th fiscal period (as of November 30, 2014) totaled 150 properties amounting to 159,310 million yen (sum total of acquisition prices).

(b) Property Management
The small number of tenant replacements in the 16th fiscal period allowed us to focus on maintaining the high occupancy rates that have continued from the 15th fiscal period in properties that we own.
In leasing, the Company worked to maintain and enhance property competitiveness through renovations as well as by raising unit rents through a flexible review of advertised terms and conditions in light of the status of respective properties. In addition, the Company endeavored, as it has in previous fiscal periods, to shorten vacancy through more effective control of the time required to restore units to their original state. These and other efforts allowed the Company to post a portfolio occupancy rate of 96.2% at the end of the 16th fiscal period, an occupancy rate consistent with the high rate that we have maintained since the previous period.
Nomura Real Estate Partners, which the Company entrusts with the management and operation of 115 properties (as of the end of November 30, 2014), provides a wide variety of tenant services through “Chintai Hot Support,” which features a 24-hour call center for unit equipment trouble and other emergencies, as well as travel, leisure and other special benefits, which the Company believes serve to enhance tenant satisfaction and property competitiveness.
In this fiscal period, the Company conducted a survey of tenants. This led to improved services and property renovations that further increased competitiveness.
Furthermore, as mentioned above, unification of property names to increase the recognition of portfolio properties, a process that began May 20, 2014, has been completed.

In this way the Company is continuing its efforts to maintain and improve occupancy rates, rent levels, and tenant satisfaction by meeting market needs.
(c) Status of Funding
In order to assure stable income and the steady growth of portfolio assets over the medium-to-long term, the Company initiated the conservative financial strategies described below in the 16th fiscal period.
In the 16th fiscal period, the Company prepaid outstanding loans of 1,840 million yen, and repaid 1,090 million yen of loans that had come due. The refinancing of 3,730 million yen in existing loans was achieved through the securing of long-term loans, and the interest rates for 2,980 million yen in loans were fixed to enhance financial stability and address the risk of rising interest rates.
As a result, the ratio of long-term debt is 79.8%, the ratio of fixed interest debt (including fixation through interest rate swap transactions) is 99.1%, the average maturity of the outstanding interest-bearing debt is 3.11 years (the average maturity of the outstanding long-term interest-bearing debt is 3.76 years). In the end, the rate of interest-bearing debt in the total assets, which is the loan-to-value (LTV) ratio, becomes 52.7%.

The table below shows the credit ratings of the Company as of the end of the 16th fiscal period.
Rating Company	Rating	Outlook
Japan Credit Rating Agency, Ltd.	Long-term Senior Debt Rating ：AA	Stable
Standard & Poor’s Ratings Services	Long-term corporate credit rating ：A	Stable
	Short-term Corporate Credit Rating ：A-1	－

(d) Financial Performance and Distributions
As a result of the above-mentioned strategies during the 16th fiscal period, the Company recorded 5,480 million yen in operating revenue, 2,423 million yen in operating profit, 1,878 million yen in ordinary income, and 1,877 million yen in net income.
Concerning the cash distribution, in accordance with Article 67-15-1 of the Act on Special Measures Concerning Taxation (Act No.26 of 1957) and Article 66-2 of said Act (Special Provisions for Taxation in the Case of Advanced Acquisition of Land, etc. in 2009 and 2010), the Company decided to retain a part of capital gains received through the transfer of properties as a reserve for reduction entry within a range that would not generate taxable income. In order to include the maximum amount of distributed profits as loss, the Company decided to distribute virtually all unappropriated retained earnings from this fiscal period after deducting the reserve for reduction entry. As a result, the amount of cash distribution per unit for this fiscal period was 11,600 yen.
Although the forecast of financial results for the 16th fiscal period (ending November 30, 2014) stated in the summary of financial statements issued on July 15, 2014 was based on the assumption of a reduced reserve for reduction entry of 40 million yen in the 16th fiscal period, the Company decided not to reduce said reserve in consideration of the financial results for the 16th fiscal period after the announcement of said forecast. In regard to reduction of the reserve for reduction entry including the amount reserved during the 16th fiscal period, we will consider the management and distribution status and make appropriate decisions in the future.

(3) STATUS OF CAPITAL

Changes in the number of units issued and unitholders’ Capital until the end of the 16th fiscal period (as of November 30, 2014) are as follows:
Date	Type of Issue	Number of Units Issued (Unit)		Unitholders’ Capital (¥ mln)		Remarks
		Change	Balance	Change	Balance
Aug. 3, 2006	Initial private placement	400	400	240	240	(Note 1)
Sep. 26, 2006	Private Offering	17,930	18,330	10,758	10,998	(Note 2)
Feb.13 , 2007	Public offering	47,400	65,730	28,816	39,814	(Note 3)
Mar.13, 2007	Third-party allotment	2,370	68,100	1,440	41,255	(Note 4)
Feb.13, 2008	Public offering	27,300	95,400	11,918	53,173	(Note 5)
Mar.11, 2008	Third-party allotment	1,365	96,765	595	53,769	(Note 6)
Dec. 7, 2009	Public offering	27,400	124,165	7,647	61,417	(Note 7)
Dec.24, 2009	Third-party allotment	1,370	125,535	382	61,799	(Note 8)
Dec. 1, 2011	Public offering	23,629	149,164	6,662	68,461	(Note 9)
Dec.20, 2011	Third-party allotment	1,772	150,936	499	68,961	(Note 10)
Aug.26, 2013	Public offering	9,306	160,242	4,028	72,989	(Note 11)
Sep.25, 2013	Third-party allotment	558	160,800	241	73,231	(Note 12)
Note1:	Investment units were issued at issue price of 600,000 yen per unit upon establishment of the Fund.
Note2:	Additional investment units were issued at the price of 600,000 yen per unit for the purpose of financing acquisition of new properties, etc. Asset management commenced.
Note3:
Additional investment units were issued at 630,000 yen per unit (subscription price: 607,950 yen) in a public offering, for the purpose of financing acquisition of new properties and repayment of debt.

Note4:	In conjunction with the public offering on February 13, 2007, investment units were allocated to Nomura Securities Co., Ltd., at 607,950 yen per unit issue price.
Note5:	Additional investment units were issued at 451,780 yen per unit (subscription price: 436,567 yen) in a public offering, for the purpose of financing repayment of debt.
Note6:	In conjunction with the public offering on February 13, 2008, investment units were allocated to Nomura Securities Co., Ltd., at 436,567 yen per unit issue price.
Note7:
Additional investment units were issued at 289,545 yen per unit (subscription price: 279,097 yen) in a public offering, for the purpose of financing acquisition of new properties and repayment of debt.

Note8:	In conjunction with the public offering on December 7, 2009, investment units were allocated to Nomura Securities Co., Ltd., at 279,097 yen per unit issue price.
Note9:	Additional investment units were issued at 292,193 yen per unit (subscription price: 281,951 yen) in a public offering, for the purpose of financing acquisition of new properties.
Note10:	In conjunction with the public offering on December 1, 2011, investment units were allocated to Nomura Securities Co., Ltd., at 281,951 yen per unit issue price.
Note11:	Additional investment units were issued at 448,500 yen per unit (subscription price: 432,860 yen) in a public offering, for the purpose of financing acquisition of new properties.
Note12:	In conjunction with the public offering on August 26, 2013, investment units were allocated to Nomura Securities Co., Ltd., at 432,860 yen per unit issue price.

【Changes in Price at the Tokyo Stock Exchange】
Changes in prices of the Company’s investment units listed on the Tokyo Stock Exchange are as follows.
Fiscal Period	12th Period	13th Period	14th Period	15th Period	16th Period
	from Jun. 1, 2012 to Nov. 30, 2012	from Dec. 1, 2012 to May 31, 2013	from Jun. 1, 2013 to Nov. 30, 2013	from Dec. 1, 2013 to May 31, 2014	from Jun. 1, 2014 to Nov. 30, 2014
High (¥)	493,000	670,000	572,000	581,000	672,000
Low (¥)	372,000	439,000	439,000	504,000	535,000

(4) CASH DISTRIBUTION

Concerning cash distributions in the 16th fiscal period, by applying special provisions of the tax system (Article 67-15 of the Act on Special Measures Concerning Taxation (Act No. 26 of 1957)), along with utilizing the “Special Provisions for Taxation in the Event of Advance Acquisition of Land, etc. in 2009 and 2010” under Article 66-2 of the Act on Special Measures Concerning Taxation, the Company decided that an amount of a portion of the gain on transfer of land, etc. earned in a transfer of property shall be set aside as a reserve for reduction entry within the limit that taxable income will not be generated in the fiscal period. In addition, in order to have the maximum amount of distributions of earnings included in deductible expenses, the Company decided to distribute almost the entire amount of unappropriated retained earnings after deduction of the reserve for reduction entry. As a result, the Company declared a cash distribution per unit of investment equity of 11,600 yen.
Fiscal Period		12th Period from Jun. 1, 2012 to Nov. 30, 2012	13th Period from Dec. 1, 2012 to May 31, 2013	14th Period from Jun. 1, 2013 to Nov. 30, 2013
Retained Earnings	(¥000)	1,875,347	1,876,958	1,965,201
Accumulated earnings	(¥000)	118	40,067	64
Total cash distribution	(¥000)	1,875,228	1,836,891	1,965,136
(Cash distribution per unit)	(¥)	(12,424)	(12,170)	(12,221)
of which distribution of profits	(¥000)	1,875,228	1,836,891	1,965,136
(Distribution of profits per unit)	(¥)	(12,424)	(12,170)	(12,221)
of which refund of capital	(¥000)	－	－	－
(Refund of capital per unit)	(¥)	(－)	(－)	(－)

Fiscal Period		15th Period from Dec. 1, 2013 to May 31, 2014	16th Period from Jun. 1, 2014 to Nov. 30, 2014
Retained Earnings	(¥000)	1,955,587	1,877,325
Accumulated earnings	(¥000)	98	12,045
Total cash distribution	(¥000)	1,955,488	1,865,280
(Cash distribution per unit)	(¥)	(12,161)	(11,600)
of which distribution of profits	(¥000)	1,955,488	1,865,280
(Distribution of profits per unit)	(¥)	(12,161)	(11,600)
of which refund of capital	(¥000)	－	－
(Refund of capital per unit)	(¥)	(－)	(－)

(5)　INVESTMENT POLICY AND FUTURE ISSUES

As described earlier in “2. OUTLINE OF INVESTMENTS IN THE 16TH FISCAL PERIOD,” the Japanese economy is indicating trends of a gradual economic recovery amidst progressive improvements in the employment and income environments. In addition, investment capital is flowing into the J-REIT market and the environment for fund procurement is excellent.
In such a business environment, the Company will aim to secure stable revenues and steady growth of portfolio assets over the medium to long term by conducting management that makes the most of the Company’s strengths.

(a) Property Acquisition
The Company has set 300 billion yen in total assets as the goal of the size of its assets in the future. The Company will continue striving to make selective investments by utilizing its strong sourcing channels to obtain information on prime properties at an early stage, while taking into consideration the financial composition. By doing so, the Company intends to promote the building of a portfolio that generates stable revenues over the medium to long term, as it works to further diversify the portfolio while keeping its portfolio assets well-balanced in terms of building age, etc.

(b) Property Replacement
The Company will continue to implement property replacement in the portfolio for the purpose of enhancing portfolio quality as well as stabilizing and increasing revenues over the medium to long term. Upon conducting replacement, the Company will use the funds obtained from selling properties in the portfolio to acquire new properties so that it can maintain its conservative financial strategy.

(c) Property Management
The Company will continue working to maintain and enhance revenues by promoting property management in an integrated manner with the PM companies and establishing appropriate leasing strategies for each property, while endeavoring to reduce costs at its investment properties as much as possible. By doing so, the Company aims to maximize performance of the portfolio.
The Company will work to maintain and enhance the competitiveness and profitability of its investment properties by considering and implementing various measures for enhancing the occupancy rates and cash flows through grasping the characteristics of each investment property and analyzing market needs, among other things, as well as by implementing large-scale repairs and remodeling works in a timely and appropriate manner.

(d) Fund Procurement
The Company will continue to establish an appropriate financial base by properly controlling the risk of interest rate fluctuations through fixing interest rates and lengthening loan periods, as well as distributing repayment dates, diversifying lending institutions and fund procurement means, and procuring funds in unsecured and unguaranteed loans. In addition, the Company will continue to pursue a well-balanced composition of its interest-bearing debt by considering and selecting the optimum fund procurement means from among a range of options, while closely monitoring financial market trends.

(6) IMPORTANT EVENTS SUBSEQUENT TO THE 16TH FISCAL PERIOD
Not applicable.

(Reference information)
The Company acquired the following assets after the end of the 16th fiscal period (end of November 2014).
Name of Property	Location	Leasable units (units)	Acquisition Price (thousands of yen)	Date of Completion
PRIME URBAN Naka Meguro II	Meguro-ku, Tokyo	66	2,800,000	Dec. 19 2014
PRIME URBAN Nagahara Kamiikedai	Ota-ku, Tokyo	61	1,720,000	Dec. 19 2014
PRIME URBAN Nishi Ogikubo II	Suginami-ku, Tokyo	76	1,780,000	Dec. 19 2014
Total		203	6,300,000

2. Profile of the Company

(1) STATUS OF UNITHOLDERS’ CAPITAL
Fiscal Period		12th Period (as of Nov. 30, 2012)	13th Period (as of May 31, 2013)	14th Period (as of Nov. 30, 2013)
Maximum number of units allowed to issue	(Unit)	2,000,000	2,000,000	2,000,000
Number of units issued	(Unit)	150,936	150,936	160,800
Amount of unitholders’ capital	(¥ mln)	68,961	68,961	73,231
Number of unitholders		9,446	10,720	11,139

Fiscal Period		15th Period (as of May 31, 2014)	16th Period (as of Nov. 30, 2014)
Maximum number of units allowed to issue	(Unit)	2,000,000	2,000,000
Number of units issued	(Unit)	160,800	160,800
Amount of unitholders’ capital	(¥ mln)	73,231	73,231
Number of unitholders		10,595	10,003

(2) MATTERS CONCERNING THE INVESTMENT UNITS
The 10 largest unitholders as of November 30, 2014 were as follows.
Name	Number of Units Held (Unit)	Portion in the Total Units Issued (%)
Japan Trustee Services Bank, Ltd. （Trust Account）	46,998	29.23
Nomura Real Estate Development Co., Ltd.	15,240	9.48
Trust and Custody Services Bank, Ltd. (Securities Investment Trust Account)	6,618	4.12
The Nomura Trust and Banking Co., Ltd. （Investment Account）	5,848	3.64
The Master Trust Bank of Japan, Ltd. （Trust Account）	5,692	3.54
The Fuji Fire and Marine Insurance Co., Ltd. (Standing Proxy: Japan Trustee Services Bank, Ltd.)	3,212	2.00
Trust and Custody Services Bank, Ltd. （Money Trust Tax Account）	3,008	1.87
The Joyo Bank, Ltd. (Standing Proxy: The Master Trust Bank of Japan, Ltd.)	2,502	1.56
The Fukui Bank, Ltd. (Standing Proxy: Trust and Custody Services Bank, Ltd.)	1,908	1.19
The Ashikaga Bank, Ltd.	1,707	1.06
Total	92,733	57.67

(3) DIRECTORS AND AUDITOR
① Name of directors and an auditor in the 16th fiscal period are as follows (Note 1)
Title	Name	Other Major Title(s)	Total Amount of Fees Paid during the 16th Period (¥000)
Executive Director	Masatomi Natsume (Note2)	NRF Chief Investment Officer, Nomura Real Estate Asset Management, Co., Ltd.	－
Executive Director	Shozo Matsumura (Note2)	Auditor, Nomura Real Estate Partners Co., Ltd. Auditor, Nomura Amenityservice Co., Ltd.	800
Supervisory Director	Eitoku Aikawa	Director, Japan Association of Real Estate Counselors	2,400
Supervisory Director	Motoharu Yokose	Advisor, Asahi Tax Corporation. Auditor, YAMATO HOLDINGS CO., LTD.	2,400
Accounting Auditor	Ernst & Young ShinNihon LLC	––	11,200
Note 1:
No Executive Directors or Supervisory Directors are in possession of the Company’s investment units either under their own or another person’s name. Other companies at which Supervisory Directors serve as directors have no mutual business interests whatsoever with the Company.

Note 2:
Masatomi Natsume resigned as Executive Director of the Company on September 30, 2014 and Shozo Matsumura, who was a Substitute Executive Director, was newly appointed as the Company’s Executive Director on the same day. Furthermore, Masatomi Natsume retired from his post as NRF Chief Investment Officer at Nomura Real Estate Asset Management Co., Ltd. on September 30, 2014.

Note 3:
Saneaki Ichijo has been appointed as substitute Supervisory Director to provide against vacancy of the Supervisory Director’s position or lack of statutory quorum. Mr. Saneaki Ichijo is Supervisory Director of Nomura Real Estate Office Fund, Inc., which entrusts the asset management company of the Company to provide asset management services.

② Policy on Determining the Dismissal and Denial of Reappointment of Accounting Auditors
In case an item listed under Article 105, Paragraph 1 of the Investment Trust Law becomes applicable to the accounting auditor, and the Board of Directors determines that there is no likelihood of improvement, the Board of Directors shall dismiss the accounting auditor by unanimous vote of all board members.
In addition, if the Board of Directors determines that the accounting auditor is inappropriate for the position having given thorough consideration to its execution of business and other factors, the Board of Directors shall dismiss or deny reappointment of the accounting auditor, and present an agenda for appointment of a new accounting auditor at the General Unitholders’ Meeting.

(4) ASSET MANAGEMENT COMPANY, CUSTODIANS AND ADMINISTRATORS
Business	Company Name(s)
Asset Management Company	Nomura Real Estate Asset Management Co., Ltd.
Custodian of assets	Mitsubishi UFJ Trust and Banking Corporation
Custodian of unitholders’ register	Mitsubishi UFJ Trust and Banking Corporation
Manager of special accounts	Mitsubishi UFJ Trust and Banking Corporation
General Administration (accounting, etc.)	Heiseikaikeisha (“HSK”) Tax Corporation
General Administration(Administrative work for organizational operation)	Mitsubishi UFJ Trust and Banking Corporation
General Administration (Financial agent.)	The Bank of Tokyo-Mitsubishi UFJ, Ltd., Sumitomo Mitsui Banking Corporation

3. Status of Investment Assets of the Company

(1) COMPOSITION OF ASSETS
Type of Assets	Area (Note 2)	15th Period (as of May 31, 2014)		16th Period (as of Nov. 30, 2014)
		Total Amount (¥ mln) (Note 3)	Portion (%) (Note 4)	Total Amount (¥ mln) (Note 3)	Portion (%) (Note 4)
Real estate (Note 1)	Greater Tokyo Area	107,081	63.8	106,576	64.6
	Other	28,177	16.8	27,907	16.9
Real estate in trust (Note 1)	Greater Tokyo Area	20,504	12.2	19,528	11.8
	Other	2,030	1.2	2,014	1.2
Subtotal		157,793	94.0	156,026	94.6
Cash, deposits and other assets		10,147	6.0	8,825	5.4
Grand Total		167,940	100.0	164,852	100.0
Note 1:	Primary use is apartment building.
Note 2:	“Greater Tokyo Area” refers to the metropolis of Tokyo and the three surrounding prefectures, Kanagawa, Chiba and Saitama.
“Other Areas” refer to the three major metropolitan areas, excluding Tokyo, and other major cities throughout Japan, including government designated cities. The same shall apply hereinafter.
Note 3:	Total amount is taken from the balance sheet. (Real Estate and Real Estate in Trust represent the total book value after depreciation.)
Note 4:	The percentage figures may not necessarily add up to 100 due to rounding to the nearest first decimal place.

(2) BRIEF OF MAJOR PROPERTIES OWNED
The major component assets of the Company (the 10 largest properties by book value) as of the end of the 16th fiscal period are as follows.
Name of Property	Book Value (¥ mln)	Leasable Floor Space (m2)	Leased Space (m2)	Occupancy Rate (%)	Portion of Rental Revenues (%)	Primary Use
PRIME URBAN Meguro Ohashi Hills	3,582	2,955.74	2,878.65	97.4	1.5	Apartment building
PRIME URBAN Sapporo Riverfront	3,543	15,552.59	15,046.37	96.7	3.4	Apartment building
PRIME URBAN Nihonbashi Yokoyamacho	3,454	5,926.17	5,877.37	99.2	2.4	Apartment building
PRIME URBAN Ikebukuro	3,397	4,376.95	4,209.35	96.2	1.9	Apartment building
PROUD FLAT Shirokane Takanawa	3,380	2,950.11	2,733.19	92.6	1.7	Apartment building
PROUD FLAT Kamata II	2,885	4,051.72	3,951.58	97.5	2.0	Apartment building
PRIME URBAN Izumi	2,873	7,543.10	7,273.10	96.4	2.5	Apartment building
PRIME URBAN Kagurazaka	2,710	2,853.82	2,730.65	95.7	1.4	Apartment building
PROUD FLAT Kamiooka	2,542	4,872.17	4,872.17	100.0	1.3	Apartment building
PRIME URBAN Musashi Koganei	2,513	5,999.80	5,692.30	94.9	1.4	Apartment building
Total	30,884	57,082.17	55,264.73	96.8	19.6

(3) DETAILS OF PORTFOLIO PROPERTIES

Area	Name of Property	Location (Postal Address)	Type of Ownership (Note 1)	Appraisal Value as of Nov. 30, 2014 (¥ mln) (Note 2)
	PROUD FLAT Cityrokane Takanawa	5-12-7 Mita, Minato-ku, Tokyo	Real estate	3,260
Greater	PROUD FLAT Yoyogi Uehara	3-25-7 Uehara, Citybuya-ku, Tokyo	Beneficial Interest	942
Tokyo	PROUD FLAT Hatsudai	2-19-15 Hatsudai, Citybuya-ku, Tokyo	Real estate	699
Area	PROUD FLAT Citybuya Sakuragaoka	21-8 Sakuragaoka, Citybuya-ku, Tokyo	Real estate	716
	PROUD FLAT Gakugei Daigaku	2-21-20 Meguro Honcho, Meguro-ku, Tokyo	Real estate	724
	PROUD FLAT Meguro Gyoninzaka	1-4-18 Citymo Meguro, Meguro-ku, Tokyo	Real estate	897
	PROUD FLAT Sumida Riverside	1-31-7 Citynkawa, Chuo-ku, Tokyo	Real estate	2,170
	PROUD FLAT Kagurazaka	1-11 Higashi Gokencho, Citynjuku-ku, Tokyo	Real estate	1,550
	PROUD FLAT Waseda	521-9 Waseda Tsurumaki-cho, Citynjuku-ku, Tokyo (Note 3)	Real estate	1,070
	PROUD FLAT Citynjuku Kawadacho	3-29 Kawadacho, Citynjuku-ku, Tokyo	Real estate	919
	PROUD FLAT Sangen Jaya	1-4-25 Taishido, Setagaya-ku, Tokyo	Real estate	1,160
	PROUD FLAT Kamata	4-21-4 Kamata, Ota-ku, Tokyo	Real estate	1,100
	PROUD FLAT Kamata II	4-25-5 Kamata, Ota-ku, Tokyo	Real estate	3,270
	PROUD FLAT Citynotsuka	3-12-10 Minami Otsuka, Toshima-ku, Tokyo	Real estate	593
	PROUD FLAT Kiyosumi Cityrakawa	2-3 Takabashi, Koto-ku, Tokyo	Real estate	892
	PROUD FLAT Monzen Nakacho II	2-6-9 Furuishiba, Koto-ku, Tokyo	Real estate	626
	PROUD FLAT Monzen Nakacho I	2-3-1 Tomioka, Koto-ku, Tokyo	Real estate	989
	PROUD FLAT Fujimidai	3-8-4 Nukui, Nerima-ku, Tokyo	Real estate	1,470
	PROUD FLAT Asakusa Komagata	1-10-6 Komagata, Taito-ku, Tokyo	Real estate	1,920
	PROUD FLAT Yokohama	8-18 Daimachi Kanagawa-ku, Yokohama City, Kanagawa (Note 3)	Real estate	2,010
	PROUD FLAT Kamioooka	3-4-6 Kamioooka Nishi, Konan-ku, Yokohama City, Kanagawa	Real estate	2,600
	PROUD FLAT Tsurumi II	20-16 Toyooka-cho, Tsurumi-ku, Yokohama City, Kanagawa	Real estate	1,610
	PRIME URBAN Azabu Juban	2-33-9 Higashi Azabu, Minato-ku, Tokyo	Real estate	1,030
	PRIME URBAN Akasaka	7-6-19 Akasaka, Minato-ku, Tokyo	Real estate	904
	PRIME URBAN Tamachi	3-6-13 Sibaura, Minato-ku, Tokyo	Beneficial Interest	937
	PRIME URBAN Citybaura LOFT	4-5-17 Citybaura, Minato-ku, Tokyo	Real estate	1,830
	PRIME URBAN Hatagaya	3-28-6 Hatagaya, Citybuya-ku, Tokyo	Real estate	455
	PRIME URBAN Yoyogi	3-51-3 Yoyogi, Citybuya-ku, Tokyo	Real estate	351
	PRIME URBAN EbisuⅡ	1-13-3 Hiroo, Citybuya-ku, Tokyo	Real estate	1,120
	PRIME URBAN Bancho	2-9-1 Kudanminami, Chiyoda-ku, Tokyo	Real estate	1,060
	PRIME URBAN Chiyoda Fujimi	2-1-9 Fujimi, Chiyoda-ku, Tokyo	Real estate	660
	PRIME URBAN Iidabashi	4-8-9,11 Iidabashi, Chiyoda-ku, Tokyo	Beneficial Interest	2,020
	PRIME URBAN Ebisu	1-11-11 Mita, Meguro-ku, Tokyo	Real estate	1,220
	PRIME URBAN Naka Meguro	3-28-24 Kami Meguro, Meguro-ku, Tokyo	Beneficial Interest	1,360
	PRIME URBAN Gakugei Daigaku	2-14-14 Takaban, Meguro-ku, Tokyo	Beneficial Interest	738
	PRIME URBAN Senzoku	2-20-8 Senzoku, Meguro-ku, Tokyo	Beneficial Interest	467
	PRIME URBAN Meguro Riverside	2-10-16 Citymo Meguro, Meguro-ku, Tokyo	Real estate	401
	PRIME URBAN Meguro Ohashi Hills	2-4-16 Ohashi, Meguro-ku, Tokyo	Real estate	2,970
	PRIME URBAN Meguro Aobadai	3-18-9 Aobadai, Meguro-ku, Tokyo	Real estate	1,280
	PRIME URBAN Gakugei DaigakuⅡ	3-14-15 Takaban, Meguro-ku, Tokyo	Real estate	1,040
	PRIME URBAN Kachidoki	6-5-6 Kachidoki, Chuo-ku, Tokyo	Beneficial Interest	2,470
	PRIME URBAN Citynkawa	2-16-10 Citynkawa, Chuo-ku, Tokyo	Beneficial Interest	2,100
	PRIME URBAN Nihonbashi Yokoyamacho	3-4 Nihonbashi Yokoyamacho, Chuo-ku, Tokyo	Real estate	4,180
	PRIME URBAN Nihonbashi Hamacho	2-50-8 Nihonbashi Hamacho, Chuo-ku, Tokyo	Real estate	1,520
	PRIME URBAN Hongo Ikizaka	2-16-3 Hongo, Bunkyo-ku, Tokyo	Real estate	571
	PRIME URBAN Hakusan	1-7-9 Mukougaoka, Bunkyo-ku, Tokyo	Real estate	876
	PRIME URBAN Yotsuya Gaien Higashi	14-62 Samoncho, Citynjuku-ku, Tokyo (Note 3)	Real estate	1,450
	PRIME URBAN Naka Ochiai	1-7-19 Naka Ochiai, Citynjuku-ku, Tokyo	Real estate	604
	PRIME URBAN Ochiai	2-17-9 Nakai, Citynjuku-ku, Tokyo	Real estate	333

Area	Name of Property	Location (Postal Address)	Type of Ownership (Note 1)	Appraisal Value as of Nov. 30, 2014 (¥ mln) (Note 2)
	PRIME URBAN Nishi Citynjuku I	1-19-3 Kita Citynjuku, Citynjuku-ku, Tokyo	Beneficial Interest	1,050
	PRIME URBAN Nishi Citynjuku II	5-6-4 Nishi Citynjuku, Citynjuku-ku, Tokyo	Beneficial Interest	879
	PRIME URBAN Citynjuku Naitomachi	1-55 Naitomachi, Citynjuku-ku, Tokyo (Note 3)	Beneficial Interest	425
	PRIME URBAN Nishi Waseda	1-13-11 Nishi Waseda, Citynjuku-ku, Tokyo	Real estate	419
	PRIME URBAN Citynjuku Ochiai	4-10-9 Kita Citynjuku, Citynjuku-ku, Tokyo	Real estate	571
	PRIME URBAN Mejiro	3-22-21 Citymoochiai, Citynjuku-ku Tokyo	Real estate	1,400
	PRIME URBAN Kagurazaka	346-3 Yamabukityo, Citynjuku-ku, Tokyo (Note 3)	Real estate	2,830
	PRIME URBAN Roka Koen	1-12-26 Minami Karasuyama, Setagaya-ku, Tokyo	Real estate	324
	PRIME URBAN Kamiuma	5-26-14 Kamiuma, Setagaya-ku, Tokyo	Real estate (Note 4)	836
	PRIME URBAN Sangen JayaⅢ	5-38-12 Kamiuma, Setagaya-ku, Tokyo	Real estate	692
	PRIME URBAN Chitose Karasuyama	3-32-16 Kasuya, Setagaya-ku, Tokyo	Real estate	703
	PRIME URBAN Sangen Jaya II	2-4-16 Taishido, Setagaya-ku, Tokyo	Real estate	464
	PRIME URBAN Karasuyama	4-5-15 Minami Karasuyama, Setagaya-ku, Tokyo	Real estate	345
	PRIME URBAN Sangen Jaya	2-41-3 Sangen Jaya, Setagaya-ku, Tokyo	Beneficial Interest	695
	PRIME URBAN Minami Karasuyama	5-7-4 Minami Karasuyama, Setagaya-ku, Tokyo	Real estate	662
	PRIME URBAN Karasuyama Galleria	4-10-24 Minami Karasuyama, Setagaya-ku, Tokyo	Real estate	526
	PRIME URBAN Karasuyama Court	4-1-11 Minami Karasuyama, Setagaya-ku, Tokyo	Real estate	330
	PRIME URBAN Kamikitazawa	5-21-22 Kami Kitazawa, Setagaya-ku, Tokyo	Real estate	591
	PRIME URBAN Chitose Funabashi	5-40-4 Sakuragaoka, Setagaya-ku, Tokyo	Real estate	743
	PRIME URBAN Yoga	2-27-5 Yoga, Setagaya-ku, Tokyo	Real estate	1,370
	PRIME URBAN Citynagawa Nishi	6-24-13 Yutaka-cho, Citynagawa-ku, Tokyo	Real estate	481
	PRIME URBAN Oimachi	4-10-9 Oi, Citynagawa-ku, Tokyo	Real estate	488
	PRIME URBAN Osaki	5-8-10 Osaki, Citynagawa-ku, Tokyo	Real estate	1,780
	PRIME URBAN Oimachi II	5-10-10 Higashi Oi, Citynagawa-ku, Tokyo	Real estate	1,030
	PRIME URBAN Yukigaya	34-10 Kita Minemachi, Ota-ku, Tokyo	Real estate	947
	PRIME URBAN Omori	1-15-1 Omori Kita, Ota-ku, Tokyo	Beneficial Interest	869
Greater	PRIME URBAN Denenchofu Minami	12-5 Denenchofu Minami, Ota-ku, Tokyo	Real estate	774
Tokyo	PRIME URBAN Nakano	2-17-1 Kami Takada, Nakano-ku, Tokyo	Real estate	477
Area	PRIME URBAN Nakano Kamitakada	4-43-3 Kami Takada, Nakano-ku, Tokyo	Real estate	500
	PRIME URBAN Takaido	4-10-12 Takaido Higashi, Suginami-ku, Tokyo	Real estate	1,050
	PRIME URBAN Nishi Ogikubo	2-27-5 Nishi Ogiminami, Suginami-ku, Tokyo	Real estate	404
	PRIME URBAN Otsuka	1-3-4 Nishi Sugamo, Toshima-ku, Tokyo	Beneficial Interest	680
	PRIME URBAN Komagome	6-12-15 Komagome, Toshima-ku, Tokyo	Beneficial Interest	428
	PRIME URBAN Ikebukuro	2-50-4 Ikebukuro, Toshima-ku, Tokyo	Real estate	3,740
	PRIME URBAN Monzen Nakacho	1-5-7 Monzen Nakacho, Koto-ku, Tokyo	Real estate	2,320
	PRIME URBAN Kameido	2-38-2 Kameido, Koto-ku, Tokyo	Real estate	769
	PRIME URBAN Sumiyoshi	2-23-3 Ogibashi, Koto-ku, Tokyo	Real estate	611
	PRIME URBAN Mukojima	5-19-14 Higashi Mukojima, Sumida-ku, Tokyo	Real estate	518
	PRIME URBAN Kinshi Koen	4-7-12 Taihei, Sumida-ku, Tokyo	Beneficial Interest	1,260
	PRIME URBAN Kinshicho	5-16-14 Kotobashi, Sumida-ku, Tokyo	Real estate	739
	PRIME URBAN Hirai	6-23-12 Hirai, Edogawa-ku, Tokyo	Real estate	692
	PRIME URBAN Kasai	6-18-5 Naka Kasai, Edogawa-ku, Tokyo	Real estate	635
	PRIME URBAN Kasai II	7-9-7 Higashi Kasai, Edogawa-ku, Tokyo	Beneficial Interest	977
	PRIME URBAN Kasai East	6-16-9 Higashi Kasai, Edogawa-ku, Tokyo	Real estate	1,130
	PRIME URBAN Ekoda	1-10-5 Asahigaoka, Nerima-ku, Tokyo	Real estate	404
	PRIME URBAN Itabashi Kuyakushomae	27-13 Honcho, Itabashi-ku, Tokyo	Real estate	1,090
	PRIME URBAN Asakusa	3-33-11 Asakusa, Taito-ku, Tokyo	Real estate	380
	PRIME URBAN Machiya South Court	3-73-5 Arakawa, Arakawa-ku, Tokyo	Real estate	1,880
	PRIME URBAN Musashi Koganei	2-11-26 Nakacho, Koganei City, Tokyo	Real estate	1,900
	PRIME URBAN Musashino Hills	2-1-2, 36 Kajinocho, Koganei City, Tokyo	Real estate	1,370
	PRIME URBAN Koganei Honcho	4-14-25 Honcho, Koganei City Tokyo	Real estate	782
	PRIME URBAN Hino	536-2 Hino Oaza, Hino City, Tokyo (Note 3)	Real estate	323

Area	Name of Property	Location (Postal Address)	Type of Ownership (Note 1)	Appraisal Value as of Nov. 30, 2014 (¥ mln) (Note 2)
	PRIME URBAN Kumegawa	1-5-6 Sakae-cho, Higashimurayama City, Tokyo (Note 3)	Real estate	1,500
	PRIME URBAN Musashi Kosugi comodo	2-902-1 Cityn Maruko Higashi Nakahara-ku, Kawasaki City, Kanagawa (Note 3)	Real estate	1,900
	PRIME URBAN Kawasaki	1-4-15 Honcho Kawasaki-ku, Kawasaki City, Kanagawa (Note 3)	Real estate	949
	PRIME URBAN Citynyurigaoka	3-1-17 Manpukuji Asao-ku, Kawasaki City, Kanagawa	Real estate	1,160
	PRIME URBAN Tsurumi Teraya	1-7-10 Teraya Tsurumi-ku, Yokohama City, Kanagawa	Real estate	488
	PRIME URBAN Urayasu II	2-11-5 Todaijima, Urayasu City, Chiba	Real estate	225
	PRIME URBAN Urayasu	3-2-13 Todaijima, Urayasu City, Chiba	Real estate	796
	PRIME URBAN Gyotoku I	2-4-10 Fukuei, Ichikawa City, Chiba	Real estate	624
Greater	PRIME URBAN Minami Gyotoku III	1-21-23 Ainokawa, Ichikawa City, Chiba	Real estate	240
Tokyo	PRIME URBAN Gyotoku II	1-11-5 Suehiro, Ichikawa City, Chiba	Real estate	719
Area	PRIME URBAN Gyotoku Ekimae	2-26-11 Gyotoku Ekimae, Ichikawa City, Chiba	Beneficial Interest	483
	PRIME URBAN Gyotoku EkimaeⅡ	4-6-14 Gyotoku Ekimae, Ichikawa City, Chiba	Real estate	511
	PRIME URBAN GyotokuⅢ	1-2-8 Fukuei, Ichikawa City, Chiba	Real estate	856
	PRIME URBAN Nishi Funabashi	437-1 Hongocho, Funabashi City, Chiba (Note 3)	Beneficial Interest	751
	PRIME URBAN Kawaguchi	3-1-11 Sakae-cho, Kawaguchi City, Saitama	Real estate	1,590
	Subtotal			125,209
	PROUD FLAT Itsutsubashi	2-5-2 Itsutsubashi, Aoba-ku, Sendai City, Miyagi	Real estate	630
	PROUD FLAT Kawaramachi	2-10 Aza Hachikenkoji, Minami Koizumi, Wakabayashi-ku, Sendai City, Miyagi (Note 3)	Real estate	717
	PROUD FLAT Cityn Osaka	6-11-7 Nishi Nakajima Yodogawa-ku, Osaka City, Osaka	Real estate	1,580
	PRIME URBAN Yamahana	1-27 Nishi 14-Chome minami 17-Jo, Chuo-ku, Sapporo City, Hokkaido	Real estate	271
	PRIME URBAN Kita Juyo Jo	2-1 Higashi 1-Chome Kita 14-Jo, Higashi-ku, Sapporo City, Hokkaido	Real estate	272
	PRIME URBAN Odori Koen I	12 Nishi 9-Chome Minami 1-Jo, Chuo-ku, Sapporo City, Hokkaido (Note 3)	Real estate	488
	PRIME URBAN Odori Koen II	12-1 Nishi 9-Chome Minami 1-Jo, Chuo-ku, Sapporo City, Hokkaido (Note 3)	Real estate	322
	PRIME URBAN Kita Juichi Jo	1-3 Higashi 1-Chome Kita 11-Jo, Higashi-ku, Sapporo City, Hokkaido	Real estate	536
	PRIME URBAN Miyanosawa	10-20 9-Chome Hassamu 6-Jo Nishi-ku, Sapporo City, Hokkaido	Real estate	462
	PRIME URBAN Odori Higashi	12-63 Higashi 7-Chome Odori, Chuo-ku, Sapporo City, Hokkaido (Note 3)	Real estate	389
	PRIME URBAN Chiji Koukan	1-12 Nishi 17-Chome Kita 4-Jo, Chuo-ku, Sapporo City, Hokkaido	Real estate	247
	PRIME URBAN Maruyama	1-1, Nishi 22-Chome Kita 4-Jo, Chuo-ku, Sapporo City, Hokkaido	Real estate	226
	PRIME URBAN Kita Nijuyo Jo	2-1 Higashi 1-Chome Kita 23-Jo, Higashi-ku, Sapporo City, Hokkaido	Real estate	426
	PRIME URBAN Sapporo Idaimae	1-20 Nishi 13-Chome Minami 4-Jo, Chuo-ku, Sapporo City, Hokkaido	Real estate	607
Other	PRIME URBAN Sapporo Riverfront	1-1 Nishi 1-Chome Minami 9-Jo, Chuo-ku, Sapporo City, Hokkaido	Real estate	4,410
	PRIME URBAN Kita Sanjo Dori	2-2 Higashi 2-Chome Kita 3-Jo, Chuo-ku, Sapporo City, Hokkaido (Note 3)	Real estate	1,680
	PRIME URBAN Nagamachi Icchome	1-2-30 Nagamachi Icchome, Taihaku-ku, Sendai City, Miyagi	Real estate	1,120
	PRIME URBAN Yaotome Chuo	3-8-70 Yaotome Chuo, Izumi-ku, Sendai City, Miyagi	Real estate	457
	PRIME URBAN Tsutsumidori Amamiya	4-37 Tsutsumidori Amamiya-machi, Aoba-ku, Sendai City, Miyagi	Real estate	936
	PRIME URBAN Aoi	1-13-24 Aoi, Higashi-ku, Nagoya City, Aichi	Beneficial Interest	692
	PRIME URBAN Kanayama	4-2-37 Masaki, Naka-ku, Nagoya City, Aichi	Real estate	639
	PRIME URBAN Tsurumai	5-8-29 Chiyoda Naka-ku, Nagoya City, Aichi	Real estate	1,150
	PRIME URBAN Kamimaezu	2-4-2 Kamimaezu Naka-ku, Nagoya City, Aichi	Real estate	1,560
	PRIME URBAN Izumi	1-20-28 Izumi Higashi-ku, Nagoya City, Aichi	Real estate	3,710
	PRIME URBAN Esaka I	3-26-27 Tarumi-cho, Suita City, Osaka	Beneficial Interest	649
	PRIME URBAN Esaka II	3-31-31 Tarumi-cho, Suita City, Osaka	Beneficial Interest	778
	PRIME URBAN Esaka III	10-19 Hiroshiba-cho, Suita City, Osaka	Real estate	1,160
	PRIME URBAN Tamatsukuri	2-16-11 Tamatsukuri Chuo-ku, Osaka City, Osaka	Real estate	1,010
	PRIME URBAN Sakaisuji Honmachi	1-5-10 Kyutaro-cho, Chuo-ku, Osaka City, Osaka	Real estate	1,800
	PRIME URBAN Hakata	2-14-7 Minoshima, Hakata-ku, Fukuoka City, Fukuoka	Real estate	586
	PRIME URBAN Yakuin Minami	1-14-10 Cityrogane, Chuo-ku, Fukuoka City, Fukuoka	Real estate	265
	PRIME URBAN Kashii	2-3-7 Kashii Ekimae Higashi-ku, Fukuoka City, Fukuoka	Real estate	393
	PRIME URBAN Hakata Higashi	6-4-23 Yoshizuka Hakata-ku, Fukuoka City, Fukuoka	Real estate	620

Area	Name of Property	Location (Postal Address)	Type of Ownership (Note 1)	Appraisal Value as of Nov. 30, 2014 (¥ mln) (Note 2)
	PRIME URBAN Chihaya	4-11-20 Chihaya Higashi-ku, Fukuoka City, Fukuoka	Real estate	593
	Subtotal			31,381
	Total			156,590
Note 1:	“Beneficial interest” described in “Type of Ownership” refers to the beneficiary right of trusts whose major properties are real estate.
Note2:
“Appraisal Value as of November 30, 2014” stands for the prices appraised by the estate surveyors in accordance with the provisions of the Company’s Articles of Incorporation and the “Rules Concerning Calculations of Investment Corporations” (Cabinet Office Ordinance No. 47 of 2006). The appraisal prices are calculated by Daiwa Real Estate Appraisal, Co., Ltd., Chuo Real Estate Appraisal Co., Ltd., Japan Real Estate Institution, Tanizawa Sogo Appraisal Co., Ltd., Japan Valuers Co., Ltd., using the capitalization approach, with the end of the 16th fiscal period, i.e. November 30, 2014, being taken as the point of evaluation.

Note 3:	Residential indication of the property is not available yet.
Note 4:	The “Type of Ownership” of the relevant properties is changed from “Beneficial interest” to “Real estate” along with the cancellation or expiration of the term of the trust.
Note 5:	Property names were changed on 16th fiscal period for the following 30 properties.

As of September 20, 2014
New Name (After Change)	Old Name (Before Change)	New Name (After Change)	Old Name (Before Change)
PRIME URBAN Sapporo Riverfront	URBAN STAGE Sapporo Riverfront	PRIME URBAN Hakata	Benefis Hakata Grand Suite
PRIME URBAN Kita Sanjo Dori	URBAN STAGE Kita Sanjo Dori	PRIME URBAN Yakuin Minami	Benefis Yakuin Minami
PRIME URBAN Tsutsumidori Amamiya	URBAN STAGE Tsutsumidori Amamiya	PRIME URBAN Kashii	Benefis Kashii Verbena
PRIME URBAN Kamimaezu	URBAN STAGE Kamimaezu	PRIME URBAN Hakata Higashi	Benefis Hakata Higashi Grand Suite
PRIME URBAN Izumi	URBAN STAGE Izumi	PRIME URBAN Chihaya	Benefis Chihaya Grand Suite
PRIME URBAN Tamatsukuri	URBAN STAGE Tamatsukuri

As of October 20, 2014
New Name (After Change)	Old Name (Before Change)	New Name (After Change)	Old Name (Before Change)
PRIME URBAN EbisuⅡ	URBAN STAGE Ebisu	PRIME URBAN Mejiro	URBAN STAGE Mejiro
PRIME URBAN Meguro Aobadai	URBAN STAGE Meguro Aobadai	PRIME URBAN Kagurazaka	URBAN STAGE Kagurazaka
PRIME URBAN Gakugei Daigaku Ⅱ	URBAN STAGE Gakugei Daigaku	PRIME URBAN Ikebukuro	URBAN STAGE Ikebukuro
PRIME URBAN Nihonbashi Hamacho	URBAN STAGE Nihonbashi Hamacho	PRIME URBAN Sakaisuji Honmachi	URBAN STAGE Sakaisuji Honmachi

As of November 20, 2014
New Name (After Change)	Old Name (Before Change)	New Name (After Change)	Old Name (Before Change)
PRIME URBAN Naka Ochiai	URBAN STAGE Naka Ochiai	PRIME URBAN Nakano	URBAN STAGE Nakano
PRIME URBAN Shinjuku Ochiai	URBAN STAGE Shinjuku Ochiai	PRIME URBAN Hino	URBAN STAGE Hino
PRIME URBAN Roka Koen	URBAN STAGE Roka Koen	PRIME URBAN Kawasaki	URBAN STAGE Kawasaki
PRIME URBAN Kamiuma	URBAN STAGE Kamiuma	PRIME URBAN Urayasu II	URBAN STAGE Urayasu
PRIME URBAN Sangen Jaya II	URBAN STAGE Sangen Jaya II	PRIME URBAN Minami Gyotoku III	URBAN STAGE Minami Gyotoku III
PRIME URBAN Kamikitazawa	URBAN STAGE Kamikitazawa

Area	Name of Property	15th Period (from Dec. 1, 2013 to May 31, 2014)				16th Period (from Jun. 1, 2014 to Nov 30, 2014)
		Number of Tenants <at Period End> (Note 1)	Occupancy Rate <at Period End> (%)	Rental Revenues during the Period (¥ 000)	Portion of Rental Revenues (%)	Number of Tenants <at Period End> (Note 1)	Occupancy Rate <at Period End> (%)	Rental Revenues during the Period (¥ 000)	Portion of Rental Revenues (%)
	PROUD FLAT Shirokane Takanawa	1	92.6	94,096	1.7	1	92.6	93,324	1.7
	PROUD FLAT Yoyogi Uehara	1	100.0	30,969	0.6	1	97.9	30,032	0.6
	PROUD FLAT Hatsudai	1	100.0	23,724	0.4	1	100.0	23,545	0.4
	PROUD FLAT Shibuya Sakuragaoka	1	100.0	22,513	0.4	1	96.7	22,721	0.4
	PROUD FLAT Gakugei Daigaku	1	97.1	24,537	0.4	1	95.2	24,247	0.4
	PROUD FLAT Meguro Gyoninzaka	1	92.6	27,431	0.5	1	100.0	27,909	0.5
	PROUD FLAT Sumida Riverside	1	98.6	73,460	1.3	1	97.8	74,255	1.4
	PROUD FLAT Kagurazaka	1	100.0	47,614	0.9	1	97.5	47,681	0.9
	PROUD FLAT Waseda	1	96.9	35,716	0.6	1	91.7	34,377	0.6
	PROUD FLAT Shinjuku Kawadacho	1	100.0	30,757	0.6	1	97.1	30,144	0.6
	PROUD FLAT Sangen Jaya	1	88.3	35,164	0.6	1	94.3	32,616	0.6
	PROUD FLAT Kamata	1	97.1	37,707	0.7	1	95.8	37,133	0.7
	PROUD FLAT Kamata II	1	98.6	106,832	1.9	1	97.5	110,533	2.0
	PROUD FLAT Shinotsuka	1	97.2	19,726	0.4	1	100.0	20,473	0.4
	PROUD FLAT Kiyosumi Shirakawa	1	100.0	30,746	0.6	1	100.0	30,679	0.6
	PROUD FLAT Monzen Nakacho II	1	89.5	21,544	0.4	1	100.0	20,762	0.4
	PROUD FLAT Monzen Nakacho I	1	100.0	33,847	0.6	1	96.3	34,664	0.6
	PROUD FLAT Fujimidai	1	100.0	56,219	1.0	1	100.0	56,237	1.0
	PROUD FLAT Asakusa Komagata	1	96.7	64,809	1.2	1	99.0	64,503	1.2
	PROUD FLAT Yokohama	1	95.9	72,884	1.3	1	95.4	74,002	1.4
	PROUD FLAT Kamioooka	1	87.5	79,234	1.4	1	100.0	69,399	1.3
	PROUD FLAT Tsurumi II	1	100.0	64,395	1.2	1	95.2	62,517	1.2
	PRIME URBAN Azabu Juban	1	89.9	31,928	0.6	1	93.2	31,311	0.6
	PRIME URBAN Akasaka	1	96.6	26,625	0.5	1	90.0	25,742	0.5
	PRIME URBAN Tamachi	1	90.0	29,988	0.5	1	100.0	30,351	0.6
	PRIME URBAN Shibaura LOFT	1	95.9	54,742	1.0	1	91.2	55,715	1.0
Greater	PRIME URBAN Hatagaya	1	100.0	16,110	0.3	1	94.6	15,614	0.3
Tokyo	PRIME URBAN Yoyogi	1	100.0	10,532	0.2	1	100.0	11,645	0.2
Area	PRIME URBAN Ebisu II	1	93.7	33,583	0.6	1	100.0	34,278	0.6
	PRIME URBAN Bancho	1	94.4	32,499	0.6	1	96.0	32,566	0.6
	PRIME URBAN Chiyoda Fujimi	1	90.8	20,765	0.4	1	93.8	20,700	0.4
	PRIME URBAN Iidabashi	1	95.7	63,715	1.1	1	96.8	61,389	1.1
	PRIME URBAN Ebisu	1	86.8	37,210	0.7	1	92.8	32,447	0.6
	PRIME URBAN Naka Meguro	1	93.9	40,495	0.7	1	91.8	40,274	0.7
	PRIME URBAN Gakugei Daigaku	1	90.8	25,068	0.5	1	90.9	24,077	0.4
	PRIME URBAN Senzoku	1	91.5	15,498	0.3	1	93.7	14,324	0.3
	PRIME URBAN Meguro Riverside	1	91.5	14,240	0.3	1	91.5	12,799	0.2
	PRIME URBAN Meguro Ohashi Hills	1	95.6	84,218	1.5	1	97.4	82,890	1.5
	PRIME URBAN Meguro Aobadai	1	100.0	37,484	0.7	1	97.7	37,721	0.7
	PRIME URBAN Gakugei Daigaku II	1	98.2	27,694	0.5	1	95.7	31,365	0.6
	PRIME URBAN Kachidoki	1	91.6	90,293	1.6	1	97.2	85,591	1.6
	PRIME URBAN Shinkawa	1	93.0	71,357	1.3	1	98.3	73,809	1.4
	PRIME URBAN Nihonbashi Yokoyamacho	1	99.5	126,578	2.3	1	99.2	129,110	2.4
	PRIME URBAN Nihonbashi Hamacho	1	94.9	47,027	0.8	1	91.2	45,251	0.8
	PRIME URBAN Hongo Ikizaka	1	92.6	18,138	0.3	1	100.0	16,954	0.3
	PRIME URBAN Hakusan	1	96.4	26,082	0.5	1	100.0	25,923	0.5
	PRIME URBAN Yotsuya Gaien Higashi	1	89.8	46,362	0.8	1	98.2	43,356	0.8
	PRIME URBAN Naka Ochiai	1	100.0	21,833	0.4	1	94.6	23,484	0.4
	PRIME URBAN Ochiai	1	93.7	13,155	0.2	1	90.9	12,571	0.2
	PRIME URBAN Nishi Shinjuku I	1	92.2	37,034	0.7	1	100.0	35,143	0.6
	PRIME URBAN Nishi Shinjuku II	1	95.9	28,225	0.5	1	93.9	27,333	0.5
	PRIME URBAN Shinjuku Naitomachi	1	100.0	13,767	0.2	1	86.1	12,584	0.2
	PRIME URBAN Nishi Waseda	1	3.5	12,500	0.2	1	57.1	3,828	0.1
	PRIME URBAN Shinjuku Ochiai	1	91.8	21,409	0.4	1	96.1	19,514	0.4
	PRIME URBAN Mejiro	1	95.6	41,595	0.7	1	95.3	40,753	0.8

Area	Name of Property	15th Period (from Dec. 1, 2013 to May 31, 2014)				16th Period (from Jun. 1, 2014 to Nov 30, 2014)
		Number of Tenants <at Period End> (Note 1)	Occupancy Rate <at Period End> (%)	Rental Revenues during the Period (¥ 000)	Portion of Rental Revenues (%)	Number of Tenants <at Period End> (Note 1)	Occupancy Rate <at Period End> (%)	Rental Revenues during the Period (¥ 000)	Portion of Rental Revenues (%)
	PRIME URBAN Kagurazaka	1	99.3	80,809	1.5	1	95.7	77,888	1.4
	PRIME URBAN Roka Koen	1	91.3	11,858	0.2	1	94.2	11,688	0.2
	PRIME URBAN Kamiuma	1	95.5	32,934	0.6	1	100.0	33,305	0.6
	PRIME URBAN Sangen JayaⅢ	1	96.6	25,414	0.5	1	100.0	26,021	0.5
	PRIME URBAN Chitose Karasuyama	1	89.1	26,855	0.5	1	97.3	26,899	0.5
	PRIME URBAN Sangen Jaya II	1	91.2	17,611	0.3	1	78.8	16,479	0.3
	PRIME URBAN Karasuyama	1	96.3	12,594	0.2	1	86.3	11,621	0.2
	PRIME URBAN Sangen Jaya	1	100.0	23,444	0.4	1	97.1	23,981	0.4
	PRIME URBAN Minami Karasuyama	1	95.2	24,934	0.4	1	97.6	23,901	0.4
	PRIME URBAN Karasuyama Galleria	1	97.0	18,989	0.3	1	94.0	18,202	0.3
	PRIME URBAN Karasuyama Court	1	100.0	12,407	0.2	1	95.7	12,025	0.2
	PRIME URBAN Kamikitazawa	1	96.3	20,643	0.4	1	86.5	21,066	0.4
	PRIME URBAN Chitose Funabashi	1	97.3	23,577	0.4	1	97.6	22,512	0.4
	PRIME URBAN Yoga	1	100.0	43,429	0.8	1	97.6	41,707	0.8
	PRIME URBAN Shinagawa Nishi	1	95.9	21,531	0.4	1	97.9	21,969	0.4
	PRIME URBAN Oimachi	1	97.8	19,329	0.3	1	95.6	19,337	0.4
	PRIME URBAN Osaki	1	98.0	58,513	1.1	1	99.0	57,809	1.1
	PRIME URBAN Oimachi II	1	96.2	49,954	0.9	1	96.4	49,015	0.9
	PRIME URBAN Yukigaya	1	100.0	38,679	0.7	1	94.7	37,120	0.7
	PRIME URBAN Omori	1	100.0	30,281	0.5	1	98.1	29,777	0.5
	PRIME URBAN Denenchofu Minami	1	95.5	24,798	0.4	1	96.1	23,964	0.4
	PRIME URBAN Nakano	1	96.2	19,032	0.3	1	92.9	18,621	0.3
	PRIME URBAN Nakano Kamitakada	1	100.0	20,333	0.4	1	97.5	19,600	0.4
	PRIME URBAN Takaido	1	95.4	40,029	0.7	1	89.9	38,498	0.7
	PRIME URBAN Nishi Ogikubo	1	96.1	13,806	0.2	1	88.1	12,652	0.2
	PRIME URBAN Otsuka	1	97.9	23,413	0.4	1	100.0	23,835	0.4
	PRIME URBAN Komagome	1	95.0	18,389	0.3	1	90.5	16,921	0.3
	PRIME URBAN Ikebukuro	1	93.0	107,947	1.9	1	96.2	105,594	1.9
	PRIME URBAN Monzen Nakacho	1	99.2	77,357	1.4	1	98.3	78,960	1.5
Greater	PRIME URBAN Kameido	1	94.3	25,038	0.5	1	96.1	26,194	0.5
Tokyo	PRIME URBAN Sumiyoshi	1	100.0	20,072	0.4	1	94.9	19,983	0.4
Area	PRIME URBAN Mukojima	1	100.0	21,707	0.4	1	94.6	21,309	0.4
	PRIME URBAN Kinshi Koen	1	98.7	41,610	0.7	1	98.7	41,782	0.8
	PRIME URBAN Kinshicho	1	100.0	23,965	0.4	1	100.0	23,946	0.4
	PRIME URBAN Hirai	1	100.0	24,551	0.4	1	94.3	23,889	0.4
	PRIME URBAN Kasai	1	97.8	21,765	0.4	1	100.0	21,203	0.4
	PRIME URBAN Kasai II	1	100.0	32,753	0.6	1	97.1	32,308	0.6
	PRIME URBAN Kasai East	1	100.0	36,679	0.7	1	100.0	36,630	0.7
	PRIME URBAN Ekoda	1	97.4	15,438	0.3	1	100.0	14,954	0.3
	PRIME URBAN Itabashi Kuyakushomae	1	91.2	36,003	0.6	1	94.9	37,312	0.7
	PRIME URBAN Asakusa	1	100.0	15,636	0.3	1	95.4	15,702	0.3
	PRIME URBAN Machiya South Court	1	97.6	70,315	1.3	1	97.7	73,503	1.4
	PRIME URBAN Musashi Koganei	1	93.9	74,159	1.3	1	94.9	73,675	1.4
	PRIME URBAN Musashino Hills	1	93.3	49,376	0.9	1	95.1	47,902	0.9
	PRIME URBAN Koganei Honcho	1	97.4	28,107	0.5	1	86.9	28,347	0.5
	PRIME URBAN Hino	1	85.2	14,697	0.3	1	98.1	13,477	0.2
	PRIME URBAN Kumegawa	1	97.4	57,659	1.0	1	95.7	56,847	1.0
	PRIME URBAN Musashi Kosugi comodo	1	100.0	74,152	1.3	1	98.4	71,772	1.3
	PRIME URBAN Kawasaki	1	100.0	38,303	0.7	1	96.9	37,243	0.7
	PRIME URBAN Shinyurigaoka	1	100.0	37,974	0.7	1	100.0	37,408	0.7
	PRIME URBAN Tsurumi Teraya	1	100.0	20,578	0.4	1	92.0	20,169	0.4
	PRIME URBAN Urayasu II	1	96.3	9,282	0.2	1	100.0	8,927	0.2
	PRIME URBAN Urayasu	1	93.3	27,028	0.5	1	96.7	26,872	0.5
	PRIME URBAN Gyotoku I	1	96.2	23,601	0.4	1	88.5	21,921	0.4
	PRIME URBAN Minami Gyotoku III	1	93.9	12,441	0.2	1	100.0	12,188	0.2
	PRIME URBAN Gyotoku II	1	100.0	28,213	0.5	1	100.0	24,782	0.5
	PRIME URBAN Gyotoku Ekimae	1	97.3	16,618	0.3	1	91.9	17,123	0.3

Area	Name of Property	15th Period (from Dec. 1, 2013 to May 31, 2014)				16th Period (from Jun. 1, 2014 to Nov 30, 2014)
		Number of Tenants <at Period End> (Note 1)	Occupancy Rate <at Period End> (%)	Rental Revenues during the Period (¥ 000)	Portion of Rental Revenues (%)	Number of Tenants <at Period End> (Note 1)	Occupancy Rate <at Period End> (%)	Rental Revenues during the Period (¥ 000)	Portion of Rental Revenues (%)
	PRIME URBAN Gyotoku Ekimae II	1	97.8	21,662	0.4	1	97.8	19,907	0.4
	PRIME URBAN GyotokuⅢ	1	98.7	31,943	0.6	1	88.3	31,453	0.6

Area	Name of Property	15th Period (from Dec. 1, 2013 to May 31, 2014)				16th Period (from Jun. 1, 2014 to Nov 30, 2014)
		Number of Tenants <at Period End> (Note 1)	Occupancy Rate <at Period End> (%)	Rental Revenues during the Period (¥ 000)	Portion of Rental Revenues (%)	Number of Tenants <at Period End> (Note 1)	Occupancy Rate <at Period End> (%)	Rental Revenues during the Period (¥ 000)	Portion of Rental Revenues (%)
	PRIME URBAN Nishi Funabashi	1	98.3	25,984	0.5	1	100.0	25,465	0.5
	PRIME URBAN Kawaguchi	1	86.9	52,891	1.0	1	100.0	55,952	1.0
	URBAN STAGE Komazawa (Note 2)	1	100.0	12,408	0.2	－	－	12,895	0.2
Greater	URBAN STAGE Ikegami (Note 3)	－	－	38,869	0.7	－	－	－	－
Tokyo	URBAN STAGE Machiya (Note 4)	－	－	9,126	0.2	－	－	－	－
Area	URBAN STAGE Minami Gyotoku II (Note 5)	1	94.6	11,479	0.2	－	－	11,755	0.2
	URBAN STAGE Minami Gyotoku IV (Note 6)	1	90.4	11,090	0.2	－	－	1,662	0.0
	Subtotal	119	95.7	4,303,787	77.5	116	96.2	4,179,650	77.0
Other	PROUD FLAT Itsutsubashi	1	97.8	29,918	0.5	1	100.0	30,500	0.6
	PROUD FLAT Kawaramachi	1	96.1	30,134	0.5	1	95.7	30,101	0.6
	PROUD FLAT Shin Osaka	1	96.6	62,268	1.1	1	98.3	61,250	1.1
	PRIME URBAN Yamahana	1	96.5	12,991	0.2	1	100.0	12,983	0.2
	PRIME URBAN Kita Juyo Jo	1	93.6	13,415	0.2	1	84.9	13,110	0.2
	PRIME URBAN Odori Koen I	1	100.0	17,142	0.3	1	100.0	17,156	0.3
	PRIME URBAN Odori Koen II	1	100.0	11,134	0.2	1	100.0	11,137	0.2
	PRIME URBAN Kita Juichi Jo	1	100.0	25,511	0.5	1	100.0	25,305	0.5
	PRIME URBAN Miyanosawa	1	98.4	23,908	0.4	1	96.2	22,967	0.4
	PRIME URBAN Odori Higashi	1	100.0	18,372	0.3	1	96.8	18,532	0.3
	PRIME URBAN Chiji Koukan	1	100.0	13,594	0.2	1	95.2	12,718	0.2
	PRIME URBAN Maruyama	1	100.0	11,334	0.2	1	100.0	11,581	0.2
	PRIME URBAN Kita Nijuyo Jo	1	91.6	20,548	0.4	1	100.0	19,909	0.4
	PRIME URBAN Sapporo Idaimae	1	93.5	27,730	0.5	1	96.8	27,318	0.5
	PRIME URBAN Sapporo Riverfront	1	96.4	188,414	3.4	1	96.7	186,968	3.4
	PRIME URBAN Kita Sanjo Dori	1	100.0	69,341	1.2	1	99.0	67,617	1.2
	PRIME URBAN Nagamachi Icchome	1	94.4	42,231	0.8	1	98.0	42,681	0.8
	PRIME URBAN Yaotome Chuo	1	97.8	19,410	0.3	1	100.0	19,655	0.4
	PRIME URBAN Tsutsumidori Amamiya	1	96.8	45,128	0.8	1	98.2	45,054	0.8
	PRIME URBAN Aoi	1	88.5	25,101	0.5	1	98.1	23,506	0.4
	PRIME URBAN Kanayama	1	96.5	22,730	0.4	1	100.0	24,106	0.4
	PRIME URBAN Tsurumai	1	93.3	41,509	0.7	1	97.1	43,845	0.8
	PRIME URBAN Kamimaezu	1	100.0	56,759	1.0	1	96.2	56,323	1.0
	PRIME URBAN Izumi	1	95.9	133,563	2.4	1	96.4	133,229	2.5
	PRIME URBAN Esaka I	1	85.5	22,578	0.4	1	83.4	20,440	0.4
	PRIME URBAN Esaka II	1	98.3	27,737	0.5	1	91.4	27,500	0.5
	PRIME URBAN Esaka III	1	91.5	40,352	0.7	1	90.6	40,270	0.7
	PRIME URBAN Tamatsukuri	1	95.4	35,532	0.6	1	91.3	34,978	0.6
	PRIME URBAN Sakaisuji Honmachi	1	90.7	58,970	1.1	1	94.8	61,597	1.1
	PRIME URBAN Hakata	1	96.2	28,131	0.5	1	92.3	28,692	0.5
	PRIME URBAN Yakuin Minami	1	100.0	13,121	0.2	1	93.1	13,150	0.2
	PRIME URBAN Kashii	1	92.3	15,512	0.3	1	88.4	15,745	0.3
	PRIME URBAN Hakata Higashi	1	97.4	26,270	0.5	1	95.7	25,551	0.5
	PRIME URBAN Chihaya	1	94.0	22,453	0.4	1	94.1	22,845	0.4
	Subtotal	34	96.1	1,252,861	22.5	34	96.3	1,248,335	23.0
	Total	153	95.8	5,556,649	100.0	150	96.2	5,427,985	100.0
Note 1:
In the case that a part of or all rental units in individual properties are placed on the rental market, and the tenant of the relevant Lease Agreement (Master Lease Agreement) has entered into an agreement on subleasing the relevant rental unit with the end-tenant (actual sublessee), we deem the lesser of the relevant Master Lease Agreement as one (1). In the case that a specific tenant rents multiple units in a specific property, we deem the tenant of the relevant property as one (1). If a tenant rents units in multiple properties, we show the number of the properties rented by the relevant tenant as the number of tenants.

Note 2:	The relevant properties were sold on November 27, 2014. The figure shown in the “rental revenues during the 16th fiscal period” column is before the date of selling.
Note 3:	The relevant properties were sold on April 24, 2014. The figure shown in the “rental revenues during the 15th fiscal period” column is before the date of selling.
Note 4:	The relevant properties were sold on May 29, 2014. The figure shown in the “rental revenues during the 15th fiscal period” column is before the date of selling.
Note 5:	The relevant properties were sold on November 28, 2014. The figure shown in the “rental revenues during the 16th fiscal period” column is before the date of selling.
Note 6:	The relevant properties were sold on June 30, 2014. The figure shown in the “rental revenues during the 16th fiscal period” column is before the date of selling.

(4) OUTSTANDING AMOUNT AND CURRENT PRICE OF SPECIFIED TRANSACTIONS

The outstanding amount and current price of the specified transactions as of November 30, 2014 are as follows.
Segment	Type of Transaction	Contract Amount (¥ mln)		Current Price (¥ mln) (Note 2)
		(Note 1)	Longer than a Year (Note 1)
Transaction other than market transaction	Interest-rate swap (Receiving floating-rate, paying fixed-rate)	55,600	39,500	(453)
Total		55,600	39,500	(453)
Note 1: Presented based on notional principal of contract.
Note 2: Evaluated at the price provided by the counterparty based on the prevailing market rate.

(5) STATUS OF THE OTHER ASSETS
Other than the Trust Beneficial Interest and Real Estate listed in the table under the title “3. Details of Portfolio Properties”, the Company had no other assets to integrate into the portfolio as of November 30, 2014.

(6) STATUS OF ASSETS BY COUNTRY AND REGION
The Company had no assets in countries or regions outside Japan.

4．Capital Expenditures
(1) PLAN OF CAPITAL EXPENDITURES
The table below lists major capital expenditures in conjunction with the refurbishment and/or renewal works scheduled for the future (finished in part) on the properties held as of November 30, 2014. The estimated cost of works includes the amount to be charged as “expenses” for accounting purposes.
Name of Property (Location)	Description of Works (Purpose)	Estimated Period	Estimated Cost (¥000)
			Total	Paid during 16th Period	Paid before 16th Period
PRIME URBAN Azabu Juban (Minato-ku, Tokyo)	Major repair	From : Mar. 2015 To : May 2015	24,128	-	-
PRIME URBAN Ebisu (Meguro-ku, Tokyo)	Elevator parts replacement	From : Feb. 2015 To : Mar. 2015	2,850	-	-
PRIME URBAN Nishi Shinjuku I (Koganei-shi, Tokyo)	Elevator parts replacement	From : Feb. 2015 To : Mar. 2015	4,106	-	-
PRIME URBAN Koganei Honcho (Koganei-shi, Tokyo)	Elevator parts replacement	From : Feb. 2015 To : Mar. 2015	2,600	-	-
PRIME URBAN Musashi Kosugi comodo (Nakahara-ku, Kawasaki-shi)	Common area renovation	From : Jan. 2015 To : Feb. 2015	2,600	-	-
PRIME URBAN Tsutsumidori Amamiya (Aoba-ku, Sendai-shi)	Major repair	From : Mar. 2015 To : May 2015	33,878	-	-

(2) CAPITAL EXPENDITURES DURING THE 16TH FISCAL PERIOD
The table below lists capital expenditures during the 16th fiscal period in conjunction with the major works of renovation. During the period, we have conducted engineering works totaling ¥393,927 thousand: capital expenditures of ¥136,544 thousand and repair expenses of ¥257,382 thousand combined all together.
Name of Property (Location)	Description of Works (Purpose)	Period of Works	Cost of Works (¥000)
PRIME URBAN Shinjuku Ochiai (Shinjuku-ku, Tokyo)	Major repair	From : Sep. 2014 To : Nov. 2014	3,779
PRIME URBAN Takaido (Suginami-ku, Tokyo)	Housing equipment renewal	From : Nov. 2014 To : Nov. 2014	5,107
PRIME URBAN Musashi Koganei (Koganei-shi, Tokyo)	Entrance renewal	From : Jun. 2014 To : Aug. 2014	14,197
PRIME URBAN Tsutsumidori Amamiya (Aoba-ku, Sendai-shi)	Housing equipment renewal	From : Nov. 2014 To : Nov. 2014	5,889
Other Properties	Housing equipment renewal	From : Jun. 2014 To : Nov. 2014	107,571
Total			136,544

(3) FUNDS RESERVED FOR THE LONG-TERM REPAIR PLANS
Subject to the long-term schedule for repairs and maintenance set down for each building, the Company has accounted for reserves from the operating cash flow to prepare for large-scale engineering works to be carried out in the future.

	12th Period from Jun. 1, 2012 to Nov. 30, 2012	13th Period from Dec. 1, 2012 to May 31, 2013	14th Period from Jun. 1, 2013 to Nov. 30, 2013
Balance brought forward from the previous period	1,385 million yen	1,548 million yen	1,651 million yen
Amount reserved during the period	176 million yen	176 million yen	175 million yen
Amount used during the period	12 million yen	73 million yen	81 million yen
Balance brought forward to the next period	1,548 million yen	1,651 million yen	1,745 million yen

	15th Period from Dec. 1, 2013 to May 31, 2014	16th Period from Jun. 1, 2014 to Nov. 30, 2014
Balance brought forward from the previous period	1,745 million yen	1,829 million yen
Amount reserved during the period	180 million yen	243 million yen
Amount used during the period	96 million yen	122 million yen
Balance brought forward to the next period	1,829 million yen	1,950 million yen

5. Expenses and Liabilities

(1) EXPENSES RELATED TO ASSET MANAGEMENT
	15th Period from Dec. 1, 2013 to May 31, 2014	16th Period from Jun. 1, 2014 to Nov. 30, 2014
Asset management fees (Note 1)	399,676 thousand yen	397,390 thousand yen
(Breakdown) of which Management Fee I	209,449 thousand yen	210,348 thousand yen
of which Management Fee II	190,227 thousand yen	187,041 thousand yen
of which Management Fee III (Note)	－thousand yen	－thousand yen
Custodian fees	15,951 thousand yen	15,944 thousand yen
General administrative fees	24,071 thousand yen	26,171 thousand yen
Directors’ compensation	4,800 thousand yen	5,600 thousand yen
Other expenses	182,300 thousand yen	213,461 thousand yen
Total	626,800 thousand yen	658,568 thousand yen

Note: If the total assets listed on the balance sheet as of the date of settlement during the fiscal period immediately before the relevant fiscal period is less than 300 billion yen, management fee III for the relevant fiscal period is not applied.

(2) STATUS OF BORROWINGS
The status of borrowings from the financial institutions as of November 30, 2014 is as follows.
							(Unit: thousands of yen)
	Category	Date Borrowed	Outstanding as of Nov. 30, 2014	Outstanding as of Jun. 1, 2014	Average Interest Rate (%) (Note 1)	Date of Repayment	Method of Repayment	Use of Borrowings	Note
	Financial Institutions
Current Portion of Long-term debt	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Aug. 27, 2012	500,000	－	0.71000	Aug. 27, 2014	Balloon payment	(Note 4)	Unsecured/ Uninsured
	Sumitomo Mitsui Banking Corporation		500,000	－
	Mitsubishi UFJ Trust and Banking Corporation		400,000	－
	Sumitomo Mitsui Trust Bank, Limited		700,000	－
	Mizuho Bank, Ltd.		320,000	－
	The Chiba Bank, Ltd.		750,000	－
	Sumitomo Mitsui Trust Bank, Limited	Sep. 5, 2011	1,400,000	－	0.94700	Sep. 5, 2014
	Mitsui Sumitomo Insurance Co., Ltd.		1,000,000	－
	Mizuho Bank, Ltd.		1,000,000	－
	The Bank of Fukuoka, Ltd.	Feb. 26, 2010	1,000,000	1,000,000	1.79200	Feb. 26, 2015
	Development Bank of Japan, Inc.	May 15, 2007	1,300,000	1,300,000	2.23500	Feb. 27, 2015
	The Nomura Trust and Banking Co., Ltd.	Feb. 27, 2012	1,000,000	1,000,000	0.96365	Feb. 27, 2015
	The Iyo Bank, Ltd.		1,000,000	1,000,000
	Resona Bank, Ltd.		1,900,000	1,900,000
	Mizuho Trust & Banking Co., Ltd.		1,000,000	1,000,000
	The Tokyo Tomin Bank, Limited		500,000	500,000
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Feb. 27, 2012	－	1,800,000	1.00900	Aug. 27, 2015
	Sumitomo Mitsui Banking Corporation		－	1,800,000
	Mizuho Bank, Ltd.		－	2,500,000
	Mitsubishi UFJ Trust and Banking Corporation		－	1,800,000
	Sumitomo Mitsui Trust Bank, Limited		－	1,800,000
	Development Bank of Japan, Inc.	Aug. 27, 2009	80,000	80,000	2.10000	(Note 2)	(Note 2)
	Development Bank of Japan, Inc.	Feb. 26, 2010	100,000	100,000	2.03000	(Note 3)	(Note 3)
Subtotal			14,450,000	17,580,000
Long-term debt	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Feb. 27, 2012	1,800,000	－	1.00900	Aug. 27, 2015	Balloon payment	(Note 4)	Unsecured/ Uninsured
	Sumitomo Mitsui Banking Corporation		1,800,000	－
	Mizuho Bank, Ltd.		2,500,000	－
	Mitsubishi UFJ Trust and Banking Corporation		1,800,000	－
	Sumitomo Mitsui Trust Bank, Limited		1,800,000	－
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Dec. 26, 2011	4,700,000	4,700,000	1.00000	Dec. 26, 2015
	Sumitomo Mitsui Banking Corporation	Dec. 26, 2011	4,700,000	4,700,000	1.11700	Jun. 26, 2016
	Mitsubishi UFJ Trust and Banking Corporation		4,700,000	4,700,000
	Resona Bank, Ltd.	Oct. 25, 2013	500,000	500,000	0.69000	Feb. 26, 2017
	Shinkin Central Bank		800,000	800,000
	Aozora Bank, Ltd.		500,000	500,000
	The Chiba Bank, Ltd.	Aug. 27, 2014	－	750,000	0.56182	Aug. 26, 2017
	Mitsui Sumitomo Insurance Co., Ltd.	Aug. 27, 2012	1,100,000	1,100,000	1.08500	Aug. 27, 2017
	Daido Life Insurance Company		1,100,000	1,100,000
	Shinkin Central Bank		1,720,000	1,720,000
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Aug. 27, 2012	1,300,000	1,300,000	1.12013	Feb. 27, 2018
	Sumitomo Mitsui Banking Corporation		1,300,000	1,300,000
	Mitsubishi UFJ Trust and Banking Corporation		900,000	900,000
	Sumitomo Mitsui Trust Bank, Limited		520,000	520,000
	Mizuho Bank, Ltd.		900,000	900,000
	Aozora Bank, Ltd.		500,000	500,000
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Sep. 30, 2013	1,800,000	1,800,000	0.99000	Aug. 26, 2018
	Sumitomo Mitsui Banking Corporation		1,800,000	1,800,000
	Mitsubishi UFJ Trust and Banking Corporation		1,800,000	1,800,000

Category	Date Borrowed	Outstanding as of Nov. 30, 2014	Outstanding as of Jun. 1, 2014	Average Interest Rate (%) (Note 1)	Date of Repayment	Method of Repayment	Use of Borrowings	Note
Financial Institutions
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Dec. 3, 2012	400,000	400,000	1.16500	Nov. 26, 2019	Balloon payment	(Note 4)	Unsecured/ Uninsured
Sumitomo Mitsui Banking Corporation		400,000	400,000
Mizuho Bank, Ltd.		400,000	400,000
Mitsubishi UFJ Trust and Banking Corporation		400,000	400,000
Taiyo Life Insurance Company	May 23, 2013	1,000,000	1,000,000	1.48625	May 27, 2020
The Dai-Ichi Life Insurance Company, Limited	Sep. 30, 2013	800,000	800,000	1.28277	Aug. 26, 2020
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Oct. 25, 2013	1,000,000	1,000,000	1.18000	Aug. 26, 2020
Sumitomo Mitsui Banking Corporation		1,000,000	1,000,000
Mitsubishi UFJ Trust and Banking Corporation		1,000,000	1,000,000
Sumitomo Mitsui Trust Bank, Limited		600,000	600,000
Mizuho Bank, Ltd.		600,000	600,000
Mizuho Trust & Banking Co., Ltd.		500,000	500,000
Nippon Life Insurance Company	Oct. 25, 2013	500,000	500,000	1.15566	Aug. 26, 2020
Taiyo Life Insurance Company	Feb. 27, 2014	2,000,000	2,000,000	1.17750	Feb. 26, 2021
Mizuho Bank, Ltd.	May 23, 2013	1,000,000	1,000,000	1.68200	May 27, 2021
Development Bank of Japan, Inc.	May 23, 2013	3,500,000	3,500,000	1.62500	May 27, 2021
The Nomura Trust and Banking Co., Ltd.	Feb 27, 2014	2,700,000	2,700,000	1.24100	Aug. 26, 2021
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Feb 27, 2014	1,000,000	1,000,000	1.31850	Feb. 26, 2022
Sumitomo Mitsui Banking Corporation		1,000,000	1,000,000
Mitsubishi UFJ Trust and Banking Corporation		1,500,000	1,500,000
Sumitomo Mitsui Trust Bank, Limited		500,000	500,000
Mizuho Bank, Ltd.		500,000	500,000
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Sep. 5, 2014	－	100,000	1.19700	Aug. 26, 2022
Sumitomo Mitsui Banking Corporation		－	100,000
Sumitomo Mitsui Trust Bank, Limited		－	1,780,000
Mizuho Bank, Ltd.		－	1,000,000
Development Bank of Japan, Inc.	Aug. 27, 2009	1,160,000	1,120,000	2.10000	(Note 2)	(Note 2)
Development Bank of Japan, Inc.	Feb. 26, 2010	1,500,000	1,450,000	2.03000	(Note 3)	(Note 3)
Subtotal		65,300,000	59,240,000
Total		79,750,000	76,820,000
Note 1：
The average interest rate is weighted by the balance of each borrowing as at the end of the period and rounded to the nearest fifth decimal place. As for the borrowings, which were hedged by interest-rate swaps for the purpose of avoiding interest rate fluctuation risk, the swapped interest rates are used to calculate the weighted average of interest.

Note 2：	Instalments of ¥40 million will be made on the 27th day of every 6th month starting on February 27, 2010, with the remaining payment of ¥1,080 million to be repaid on August 27, 2016.
Note 3：	Instalments of ¥50 million will be made on the 26th day of every 6th month starting on August 26, 2010, with the remaining payment of ¥1,350 million to be repaid on February 26, 2017.
Note 4：	The use of borrowings is to purchase property-related assets, the related miscellaneous expenses and the repayment of borrowings.

(3) STATUS OF INVESTMENT CORPORATION BONDS
The status of investment corporation bonds issued as of November 30, 2014 is as follows.
Name of Bonds	Issue Date	Balance as of Nov. 30, 2014 (¥ mln)	Balance as of May 31, 2014 (¥ mln)	Interest Rate (%)	Maturity Date	Method of Repayment	Use of Proceeds	Note
First Series Unsecured Investment Corporation Bonds	Feb. 25, 2011	5,000	5,000	1.21	Feb. 25, 2016	Balloon payment	(Note 1)	(Note 2)
Second Series Unsecured Investment Corporation Bonds	Feb. 24, 2012	5,000	5,000	1.03	Feb. 24, 2017	Balloon payment	(Note 1)	(Note 2)
Total		10,000	10,000
Note 1:	The uses of proceeds are to repay borrowings.
Note 2:	Ranking Pari Passu among the specified investment corporation bonds.

(4) STATUS OF SHORT-TERM INVESTMENT CORPORATION BONDS
Not applicable.

(5) STATUS OF SUBCRIPTION RIGHTS TO NEW INVESTMENT UNITS
Not applicable.

6．Trading during the 16th Fiscal Period

(1) STATUS OF REAL ESTATES AND ASSET-BACKED SECURITIES TRADING
Type of Asset	Name of Property	Acquisition		Transfer
		Date	Price (¥000)	Date	Price (¥000) (Note 1)	Book Value (¥000)	Gain (Loss) (¥000) (Note 2)
Real Estate	URBAN STAGE Minami Gyotoku IV	－	－	Jun. 30, 2014	256,840	243,476	6,193
Real Estate	URBAN STAGE Komazawa	－	－	Nov. 27 2014	461,000	399,641	46,640
Real Estate	URBAN STAGE Minami Gyotoku Ⅱ	－	－	Nov. 28 2014	240,349	278,483	(45,281)
	Total		－		958,189	921,601	7,551
Note 1:
“Transfer Price” do not include various costs (intermediary fees, taxes and duties, etc.) required for transfer of the property (the purchase and sale price of the real estate, etc., as indicated in the Transfer Agreement of Trust Beneficial Interest or Real Estate).

Note 2:	For transfer, other sales expenses in addition to the above have been incurred, and “Gain (Loss)” is inclusive of this amount.

(2) STATUS OF OTHER ASSETS
Not applicable. In addition, the Company’s assets other than the above mentioned properties and asset-backed securities, are mostly comprised of direct bank deposits and bank deposits in trust.

(3) PRICE INVESTIGATION

① Real Estates
Acquisition/ Transfer	Type of Asset	Name of Property	Acquisition/ Transfer Date	Acquisition/ Transfer Price (¥000) (Note )	Appraisal value (¥000)	Appraiser	Appraisal date
Transfer	Real Estate	URBAN STAGE Minami Gyotoku IV	Jun. 30 2014	256,840	218,000	Japan Real Estate Institute	Jun. 30, 2014
Transfer	Real Estate	URBAN STAGE Komazawa	Nov. 27 2014	461,000	346,000	Daiwa Real Estate Appraisal Co., Ltd,	Nov. 27, 2014
Transfer	Real Estate	URBAN STAGE Minami Gyotoku Ⅱ	Nov. 28 2014	240,349	231,000	Japan Real Estate Institute	Nov. 28, 2014
Note 1:
“Transfer Price” do not include various costs (intermediary fees, taxes and duties, etc.) required for transfer of the property (the purchase and sale price of the real estate, etc., as indicated in the Transfer Agreement of Trust Beneficial Interest or Real Estate).

② Others
With regard to the properties the Company has traded but not included in the above table “(1) Real Estate,” the price investigation procedures were conducted by Akira Sugai C.P.A. Office subject to the requirement by Article 201 of the Investment Trust Act.
For the 16th fiscal period (from June 1, 2014 to November 30, 2014), one interest-rate swap transaction was subject to investigation. Akira Sugai C.P.A. Office was requested to investigate the details of the relevant transaction including the name of counterparty, agreed figures, type of financial product or index, the trading period, and the contents of the relevant derivatives transactions. The investigation report has been received.

(4) TRANSACTIONS WITH RELATED PARTIES

①　Transactions
 Not applicable.

② Fees Paid to Related Parties
Table of fees paid to related parties during the 16th fiscal period is as follows.
Item	Amount Paid (A) (¥000)	Breakdown of transactions with interested parties, etc.		(B)/(A)
		Payee	Amount paid (B) (¥000)
Real estate, etc. intermediary fees	28,925	Nomura Real Estate Urban Net Co., Ltd.	15,035	52.0%
Contract-out fees	204,447	Nomura Real Estate Partners Co., Ltd.	158,844	77.7%
Property management fees	278,922	Nomura Real Estate Partners Co., Ltd.	223,264	80.0%
Commission	95,756	Nomura Real Estate Partners Co., Ltd.	1,349	1.4%
Advertising	2,022	Nomura Real Estate Urban Net Co., Ltd.	500	24.7%
Note:
The term “related parties” refers to related parties of Asset Management Companies as stipulated by Article 123 of the Enforcement Order of the Act on Investment Trusts and Investment Corporations and by Article 26, Paragraph 1, Item 27 of the Regulations Concerning Investment Reports of Investment Trusts and Investment Corporations, issued by the Investment Trusts Association, Japan.

In addition, the following are the property management fees paid to related party Nomura Real Estate Partners Co., Ltd. shown as a breakdown by property.
Property Name	Property Management Fees (¥000)
PROUD FLAT Shirokane Takanawa	4,942
PROUD FLAT Yoyogi Uehara	1,423
PROUD FLAT Hatsudai	1,060
PROUD FLAT Shibuya Sakuragaoka	1,046
PROUD FLAT Gakugei Daigaku	1,532
PROUD FLAT Meguro Gyoninzaka	1,520
PROUD FLAT Sumida Riverside	4,162
PROUD FLAT Kagurazaka	1,860
PROUD FLAT Waseda	1,992
PROUD FLAT Shinjuku Kawadacho	1,549
PROUD FLAT Sangen Jaya	2,160
PROUD FLAT Kamata	1,890
PROUD FLAT Kamata II	6,210
PROUD FLAT Shinotsuka	1,460
PROUD FLAT Kiyosumi Shirakawa	613
PROUD FLAT Monzen Nakacho II	1,127
PROUD FLAT Monzen Nakacho I	2,001
PROUD FLAT Fujimidai	1,564
PROUD FLAT Asakusa Komagata	4,014
PROUD FLAT Yokohama	3,940
PROUD FLAT Kamioooka	7,754
PROUD FLAT Tsurumi II	2,488
PRIME URBAN Azabu Juban	1,870
PRIME URBAN Akasaka	1,286
PRIME URBAN Tamachi	1,854
PRIME URBAN Shibaura LOFT	3,037
PRIME URBAN Hatagaya	594
PRIME URBAN Yoyogi	892

Property Name	Property Management Fees (¥000)
PRIME URBAN EbisuⅡ	1,683
PRIME URBAN Bancho	1,796
PRIME URBAN Chiyoda Fujimi	1,201
PRIME URBAN Iidabashi	2,995
PRIME URBAN Ebisu	2,943
PRIME URBAN Naka Meguro	2,022
PRIME URBAN Gakugei Daigaku	1,259
PRIME URBAN Senzoku	704
PRIME URBAN Meguro Riverside	729
PRIME URBAN Meguro Ohashi Hills	5,807
PRIME URBAN Meguro Aobadai	1,301
PRIME URBAN Gakugei DaigakuⅡ	1,862
PRIME URBAN Kachidoki	6,347
PRIME URBAN Shinkawa	2,278
PRIME URBAN Nihonbashi Yokoyamacho	6,520
PRIME URBAN Nihonbashi Hamacho	2,032
PRIME URBAN Hongo Ikizaka	1,047
PRIME URBAN Hakusan	1,545
PRIME URBAN Yotsuya Gaien Higashi	2,835
PRIME URBAN Naka Ochiai	884
PRIME URBAN Ochiai	684
PRIME URBAN Nishi Shinjuku I	2,790
PRIME URBAN Nishi Shinjuku II	1,543
PRIME URBAN Shinjuku Naitomachi	910
PRIME URBAN Nishi Waseda	1,312
PRIME URBAN Shinjuku Ochiai	983
PRIME URBAN Kagurazaka	3,488
PRIME URBAN Roka Koen	857
PRIME URBAN Kamiuma	1,955
PRIME URBAN Sangen JayaⅢ	1,165
PRIME URBAN Chitose Karasuyama	1,503
PRIME URBAN Sangen Jaya II	820
PRIME URBAN Karasuyama	431
PRIME URBAN Sangen Jaya	1,271
PRIME URBAN Minami Karasuyama	1,602
PRIME URBAN Karasuyama Galleria	992
PRIME URBAN Karasuyama Court	487
PRIME URBAN Kamikitazawa	881
PRIME URBAN Chitose Funabashi	1,619
PRIME URBAN Yoga	2,178
PRIME URBAN Shinagawa Nishi	1,267
PRIME URBAN Oimachi	1,088
PRIME URBAN Osaki	3,236
PRIME URBAN Oimachi II	2,799
PRIME URBAN Yukigaya	1,822
PRIME URBAN Omori	1,277
PRIME URBAN Denenchofu Minami	1,497
PRIME URBAN Nakano	1,044
PRIME URBAN Nakano Kamitakada	848
PRIME URBAN Takaido	1,863
PRIME URBAN Nishi Ogikubo	580
PRIME URBAN Otsuka	1,293
PRIME URBAN Komagome	985
PRIME URBAN Ikebukuro	5,693
PRIME URBAN Monzen Nakacho	4,887
PRIME URBAN Kameido	1,814
PRIME URBAN Sumiyoshi	680
PRIME URBAN Mukojima	921
PRIME URBAN Kinshi Koen	1,675
PRIME URBAN Kinshicho	718
PRIME URBAN Hirai	1,335

Property Name	Property Management Fees (¥000)
PRIME URBAN Kasai	1,180
PRIME URBAN Kasai II	1,478
PRIME URBAN Kasai East	1,098
PRIME URBAN Ekoda	743
PRIME URBAN Itabashi Kuyakushomae	1,885
PRIME URBAN Asakusa	964
PRIME URBAN Machiya South Court	3,108
PRIME URBAN Musashi Koganei	5,060
PRIME URBAN Musashino Hills	2,370
PRIME URBAN Koganei Honcho	1,398
PRIME URBAN Hino	707
PRIME URBAN Kumegawa	2,277
PRIME URBAN Musashi Kosugi comodo	3,249
PRIME URBAN Kawasaki	2,066
PRIME URBAN Shinyurigaoka	1,064
PRIME URBAN Tsurumi Teraya	1,049
PRIME URBAN Urayasu II	547
PRIME URBAN Urayasu	1,349
PRIME URBAN Gyotoku I	950
PRIME URBAN Minami Gyotoku III	548
PRIME URBAN Gyotoku II	735
PRIME URBAN Gyotoku Ekimae	1,458
PRIME URBAN Gyotoku Ekimae II	629
PRIME URBAN Gyotoku III	1,274
PRIME URBAN Nishi Funabashi	1,513
PRIME URBAN Kawaguchi	4,347
URBAN STAGE Komazawa	1,051
URBAN STAGE Minami Gyotoku II	639
URBAN STAGE Minami Gyotoku IV	49

(5) STATUS OF BUSINESS WITH THE ASSET MANAGEMENT COMPANY OVER ITS SUBSIDIARY BUSINESS

Although Nomura Real Estate Asset Management Co., Ltd., the asset management company of the Company, conducts subsidiary business of Type II Financial Instruments Business, and Building Lots and Buildings Transaction Business there is no relevant matter under this subject as of November 30, 2014.

7．Accounting

(1) Status of Assets, Liabilities, Principal, and Income and Loss
Please refer to the “II. Balance Sheets,” “III. Statements of Income,” “IV. Statements of Unitholders’ Equity,” “V. Notes to Financial Statements” and “VI. Statements of Cash Distributions” presented later in this report.

(2) Change in Method of Calculation of Depreciation
Not applicable.

(3) Change in Method of Valuation of Real Estate, etc.
　    Not applicable.

8．Other Information

(1) Notice
① General Unitholders Meeting
The Company’s 5th General Unitholders Meeting was held on July 31, 2014.
Resolutions passed at the 5th General Unitholders’ Meeting are as follows.
Proposal	Overview
Partial change of the Articles of Incorporation
Changes were made to the Articles of Incorporation for the following reasons:
・ With a law on revision of the Investment Trust Law being passed by approval in the Diet, effective June 12, 2013, required amendments (establishment of new provision regarding purchase of own investment units, amendment of provision to enable omission of public notice in procedures for convocation of general unitholders meetings, establishment of new provision for the record date concerning exercise of voting rights at general unitholders meetings, etc.) were made.
・ A new provision to provide that the period that a resolution pertaining to the election of substitute directors shall, in principle, be the same as the term of office of the directors being substituted was established.
・ An amendment was made to the deadline for dispatch of the notice of convocation of meetings of the Board of Directors to allow the period to be shortened without the consent of all executive directors and supervisory directors when there is an urgent necessity.
・ With revision of the Ordinance for Enforcement of the Law Concerning Investment Trusts and Investment Corporations, amendments were made to provide that the Company’s purpose shall be to manage assets mainly as investment in real estate, etc. assets specified in the Ordinance for Enforcement of the Law Concerning Investment Trusts and Investment Corporations.
・ Alteration of wording, etc. was implemented with The Investment Trusts Association, Japan making the transition to a general incorporated association.
・ Required changes were made to the cash distribution policy from the perspective of clarification of content and response to and ensuring compliance with cases where laws and regulations and the rules of The Investment Trusts Association, Japan are revised, etc.
・ Required changes were made to the standards for asset management fees payable to the asset management company from the perspective of standardization of expressions and clarification of content.
・ In addition to the above, organization of clauses, alteration of wording, etc. were implemented as necessary.

Election of one executive director	Masatomi Natsume was elected as Executive Director. His term of office is two years from August 4, 2014 (Note).
Election of one substitute executive director	Shozo Matsumura was elected as Substitute Executive Director (Note).
Election of two supervisory directors	Eitoku Aikawa and Motoharu Yokose were elected as supervisory directors. Their term of office is two years from August 4, 2014.
Election of one substitute supervisory director	Saneaki Ichijo was elected as Substitute Supervisory Director.
(Note)
Masatomi Natsume resigned as Executive Director of the Company on September 30, 2014 and Shozo Matsumura, who was a Substitute Executive Director, was newly appointed as the Company’s Executive Director on the same day. The term of office of Executive Director Shozo Matsumura is equivalent to the remaining term of the previous Executive Director, Masatomi Natsume.

② Board of Directors’ Meeting
Approval date	Subject	Overview
June 18, 2014	Amendment of the Asset Management Consignment Agreement
Changes were made to the standards for asset management fees payable to the asset management company stipulated in the Asset Management Consignment Agreement concluded with the asset management company on August 3, 2006 from the perspective of standardization of expressions and clarification of content.

(2)	STATUS OF BENEFICIAL INTEREST IN INVESTMENT TRUSTS ESTABLISHED BY THE COMPANY
Not applicable.

(3) STATUS OF COMPANIES OWNING REAL ESTATE OVERSEAS AND OF SUCH REAL ESTATE
Not applicable.

(4) OTHER MATTERS
From 1 page to 26 pages of this report, the numbers of amount below unit are truncated and the numbers in percentage are rounded to unit unless otherwise mentioned specifically.

II. Balance Sheet
(Unit: thousands of yen)
	Previous period (reference) As of May 31, 2014	Current period As of November 30, 2014
Assets
Current assets
Cash and bank deposits	9,400,388	8,186,505
Cash and bank deposits in trust	565,037	491,522
Rental receivables	29,899	29,625
Prepaid expenses	38,310	51,550
Deferred tax assets	16	182
Other	50,197	14,857
Allowance for doubtful accounts	(95)	(603)
Total current assets	10,083,755	8,773,642
Noncurrent assets
Property and equipment
Buildings	69,066,877	69,008,503
Less accumulated depreciation	(8,740,863)	(9,555,855)
Buildings, net	60,326,013	59,452,647
Structures	713,712	713,042
Less accumulated depreciation	(415,225)	(444,386)
Structures, net	298,487	268,655
Machinery and equipment	1,035,599	1,035,973
Less accumulated depreciation	(314,772)	(348,985)
Machinery and equipment, net	720,826	686,987
Tools, furniture and fixtures	166,570	206,593
Less accumulated depreciation	(53,995)	(61,940)
Tools, furniture and fixtures, net	112,575	144,652
Land	73,800,621	73,930,463
Buildings in trust	8,940,200	8,675,907
Less accumulated depreciation	(1,690,547)	(1,755,284)
Buildings in trust, net	7,249,653	6,920,623
Structures in trust	112,214	111,452
Less accumulated depreciation	(78,395)	(82,854)
Structures in trust, net	33,819	28,598
Machinery and equipment in trust	50,041	50,041
Less accumulated depreciation	(27,119)	(29,082)
Machinery and equipment in trust, net	22,921	20,958
Tools, furniture and fixtures in trust	23,720	26,832
Less accumulated depreciation	(5,659)	(5,201)
Tools, furniture and fixtures in trust, net	18,061	21,631
Land in trust	15,210,142	14,551,280
Construction in progress	－	3,045
Total property and equipment	157,793,123	156,029,544
Intangible assets
Other	1,537	1,016
Total intangible assets	1,537	1,016
Investments and other assets
Security deposits	10,879	10,879
Long-term other accounts payable	18,512	11,529
Total investments and other assets	29,391	22,408
Total noncurrent assets	157,824,052	156,052,970
Deferred assets
Investment corporation bond issuance costs	32,702	25,432
Total deferred assets	32,702	25,432
Total assets	167,940,510	164,852,044

(Unit: thousands of yen)
	Previous period (reference) As of May 31, 2014	Current period As of November 30, 2014
Liabilities
Current liabilities
Trade accounts payable	313,873	267,593
Current portion of long-term debt	14,450,000	17,580,000
Other accounts payable	295,373	341,726
Accrued expenses	115,670	115,149
Accrued income taxes	827	881
Accrued consumption taxes	51,066	8,831
Rent received in advance	725,084	702,508
Deposit received	14,403	6,777
Total current liabilities	15,966,300	19,023,467
Long-term liabilities
Investment corporation bonds	10,000,000	10,000,000
Long-term debt	65,300,000	59,240,000
Security deposits from tenants	1,175,682	1,231,288
Security deposits from tenants in trust	271,886	208,909
Total long-term liabilities	76,747,569	70,680,198
Total liabilities	92,713,869	89,703,665
Net assets
Unitholders' equity
Unitholders' capital	73,231,053	73,231,053
Surplus
Voluntary reserve
Reserve for reduction entry	40,000	40,000
Total voluntary reserve	40,000	40,000
Retained earnings	1,955,587	1,877,325
Total surplus	1,995,587	1,917,325
Total unitholders' equity	75,226,641	75,148,378
Total net assets	75,226,641	75,148,378
Total liabilities and net assets	167,940,510	164,852,044

Ⅲ．Statement of Income and Retained Earnings

(Unit: thousands of yen)
	Previous Period (reference) From December 1, 2013 To May 31, 2014	Current Period From June 1, 2014 To November 30, 2014
Operating revenues
Rental revenues	5,143,831	5,068,066
Other rental revenues	412,817	359,918
Gain on sales of real estate	37,364	52,833
Total operating revenues	5,594,013	5,480,818
Operating expenses
Real estate rental expenses	2,453,509	2,353,783
Loss of sales of real estate	－	45,281
Asset management fees	399,676	397,390
Asset custody fee	15,951	15,944
Administrative service fees	24,071	26,171
Directors' compensations	4,800	5,600
Provision of allowance for doubtful accounts	95	603
Bad debts expenses	281	448
Other operating expenses	181,924	212,410
Total operating expenses	3,080,309	3,057,633
Operating profit	2,513,704	2,423,184
Non-operating revenues
Interest income	734	861
Income from casualty insurance for property	2,549	3,127
Reversal of cash distributions payable	727	504
Other non-operating revenues	162	110
Total non-operating revenues	4,173	4,603
Non-operating expenses
Interest expenses	464,894	458,480
Interest expenses on investment corporation bonds	56,071	55,928
Amortization of investment corporation bond issuance costs	7,270	7,270
Loan arrangement fees	30,523	23,715
Other non-operating expenses	2,621	4,275
Total non-operating expenses	561,381	549,671
Ordinary income	1,956,496	1,878,116
Income before income taxes	1,956,496	1,878,116
Income taxes-current	976	1,056
Income taxes-deferred	(2)	(165)
Total income taxes	974	890
Net income	1,955,522	1,877,226
Retained earnings brought forward	64	98
Retained earnings at end of period	1,955,587	1,877,325

IV. Statement of Changes in Net Assets

Previous period (from December 1, 2013 to May 31, 2014) (Reference)
 (Unit: thousands of yen)
	Unitholders’ Equity						Total Net Assets
	Unitholders’ Capital	Surplus				Total Unitholders’ Equity
		Voluntary reserve		Retained Earnings	Total Surplus
		Reserve for reduction entry	Voluntary retained earnings
Balance as of December 1, 2013	73,231,053	40,000	40,000	1,965,201	2,005,201	75,236,255	75,236,255
Changes of items during the period
Cash distribution paid	-	-	-	(1,965,136)	(1,965,136)	(1,965,136)	(1,965,136)
Net income	-	-	-	1,955,522	1,955,522	1,955,522	1,955,522
Total changes of items during the period	-	-	-	(9,614)	(9,614)	(9,614)	(9,614)
Balance as of November 30, 2014	73,231,053	40,000	40,000	1,955,587	1,995,587	75,226,641	75,226,641

Current period (from June 1, 2014 to November 30, 2014)

(Unit: thousands of yen)
	Unitholders’ Equity						Total Net Assets
	Unitholders’ Capital	Surplus				Total Unitholders’ Equity
		Voluntary reserve		Retained Earnings	Total Surplus
		Reserve for reduction entry	Voluntary retained earnings
Balance as of June 1, 2014	73,231,053	40,000	40,000	1,955,587	1,995,587	75,226,641	75,226,641
Changes of items during the period
Cash distribution paid	-	-	-	(1,955,488)	(1,955,488)	(1,955,488)	(1,955,488)
Net income	-	-	-	1,877,226	1,877,226	1,877,226	1,877,226
Total changes of items during the period	-	-	-	(78,262)	(78,262)	(78,262)	(78,262)
Balance as of May 31, 2014	73,231,053	40,000	40,000	1,877,325	1,917,325	75,148,378	75,148,378

V. Notes to Financial Statements

(Notes Concerning the Going Concern Assumption)
Previous Period (reference) From December 1, 2013 To May 31, 2014	Current Period From June 1, 2014 To November 30, 2014
Not applicable.	Not applicable.

(Notes Concerning Significant Accounting Policies)
Item	Fiscal period	Previous Period (reference) From December 1, 2013 To May 31, 2014	Current Period From June 1, 2014 To November 30, 2014
1. Depreciation of noncurrent assets
①
①Property and equipment (including trust assets)
The straight-line method is adopted.
The useful lives of major property and equipment are as follows:
Buildings 3~70 years
Structures 2~50ears
Machinery and equipment 3~15 years
Tools, furniture and fixtures 3~15 years

②
②Intangible assets
The straight-line method is adopted.

    ③ Long-term prepaid expenses
The straight-line method is adopted.

①
①Property and equipment (including trust assets)
The straight-line method is adopted.
The useful lives of major property and equipment are as follows:
Buildings 3~70 years
Structures 2~50ears
Machinery and equipment 3~15 years
Tools, furniture and fixtures 3~15 years

②
②Intangible assets
The straight-line method is adopted.

    ③ Long-term prepaid expenses
The straight-line method is adopted.

2．Deferred investment corporation bond issuance costs		Deferred investment corporation bond issuance costs are amortized by the straight-line method over the respective terms of the bonds.	Deferred investment corporation bond issuance costs are amortized by the straight-line method over the respective terms of the bonds.
3．Allowance recognition
Allowance for doubtful accounts
For allowance for doubtful accounts against possible losses arising from default on receivables, uncollectable amount is estimated and recorded by investigating collectability based on historical loan loss ratios for general receivables and on a case-by-case examination for doubtful and other specific receivables.

Allowance for doubtful accounts
For allowance for doubtful accounts against possible losses arising from default on receivables, uncollectable amount is estimated and recorded by investigating collectability based on historical loan loss ratios for general receivables and on a case-by-case examination for doubtful and other specific receivables.

4．Revenue and expenses recognition
Accounting for fixed asset tax, etc.
Of the tax amount assessed and determined for fixed asset tax, city planning tax, depreciable asset tax, etc. on real estate, etc. held, the method of charging the amount corresponding to the concerned fiscal period to expenses as expenses related to rent business is adopted. The amount equivalent to fixed asset tax, etc. for the fiscal year including the acquisition date paid to the seller as reimbursement upon acquisition of real estate or trust beneficiary interests in real estate is included in the cost of acquisition of the concerned real estate and not recorded as expenses. The amount equivalent to fixed asset tax, etc. included in the cost of acquisition of real estate, etc. in the fiscal period is 0 thousand yen.

Accounting for fixed asset tax, etc.
Of the tax amount assessed and determined for fixed asset tax, city planning tax, depreciable asset tax, etc. on real estate, etc. held, the method of charging the amount corresponding to the concerned fiscal period to expenses as expenses related to rent business is adopted. The amount equivalent to fixed asset tax, etc. for the fiscal year including the acquisition date paid to the seller as reimbursement upon acquisition of real estate or trust beneficiary interests in real estate is included in the cost of acquisition of the concerned real estate and not recorded as expenses. The amount equivalent to fixed asset tax, etc. included in the cost of acquisition of real estate, etc. in the fiscal period is 0 thousand yen.

Item	Fiscal period	Previous Period (reference) From December 1, 2013 To May 31, 2014	Current Period From June 1, 2014 To November 30, 2014
5. Hedge accounting
① Method of hedge accounting
For interest-rate swap transactions meet the requirements for special treatment, special treatment is adopted.

② Hedging instruments and hedged items
Hedging instruments
Interest-rate swap transactions
Hedged items
Interest on loans

③ Hedging policy
NOF conducts derivative transactions for the purpose of hedging risks prescribed in the Articles of Incorporation in accordance with the Basic Policy on Risk Management.

④ Method for assessing effectiveness of hedging
The effectiveness of hedging is assessed by the correlation between changes in the fair value of hedging instruments and hedged items.

① Method of hedge accounting
For interest-rate swap transactions meet the requirements for special treatment, special treatment is adopted.

② Hedging instruments and hedged items
Hedging instruments
Interest-rate swap transactions
Hedged items
Interest on loans

③ Hedging policy
NOF conducts derivative transactions for the purpose of hedging risks prescribed in the Articles of Incorporation in accordance with the Basic Policy on Risk Management.

④ Method for assessing effectiveness of hedging
The effectiveness of hedging is assessed by the correlation between changes in the fair value of hedging instruments and hedged items.

5．Other significant matters forming basis for preparation of financial statements
① Accounting for trust beneficiary interests in real estate, etc.
Concerning trust beneficiary interests in real estate, etc. held, all accounts of assets and liabilities within trust assets as well as all accounts of revenue and expenses incurred from the trust assets are recorded in the relevant account item of the balance sheet and statement of income and retained earnings.
The following material items of the trust assets recorded in the relevant account item are separately listed on the balance sheet.

(1) Cash and bank deposits in trust
(2) Buildings in trust; structures in trust; machinery and equipment in trust; tools, furniture and fixtures in trust;  land in trust; lease asset in trust
(3) Leasehold rights in trust and other intangible asset in trust

② Accounting for consumption taxes Concerning accounting for consumption tax and local consumption tax, these taxes are not included.

① Accounting for trust beneficiary interests in real estate, etc.
Concerning trust beneficiary interests in real estate, etc. held, all accounts of assets and liabilities within trust assets as well as all accounts of revenue and expenses incurred from the trust assets are recorded in the relevant account item of the balance sheet and statement of income and retained earnings.
The following material items of the trust assets recorded in the relevant account item are separately listed on the balance sheet.

(1) Cash and bank deposits in trust
(2) Buildings in trust; structures in trust; machinery and equipment in trust; tools, furniture and fixtures in trust;  land in trust; lease asset in trust
(3) Leasehold rights in trust and other intangible asset in trust

② Accounting for consumption taxes Concerning accounting for consumption tax and local consumption tax, these taxes are not included.

(Notes to Financial Statements)
Previous period (reference) As of May 31, 2014	Current period As of November 30, 2014
*1．Minimum net assets as provided in Article 67, Paragraph 4 of the Act on Investment Trusts and Investment Corporations	*1．Minimum net assets as provided in Article 67, Paragraph 4 of the Act on Investment Trusts and Investment Corporations
50,000 thousand yen	50,000 thousand yen

(Notes to Statement of Income and Retained Earnings)
Previous Period (reference) From December 1, 2013 To May 31, 2014			Current Period From June 1, 2014 To November 30, 2014
*1. Breakdown of real estate rental revenues and expenses			*1. Breakdown of real estate rental revenues and expenses
		(Unit: thousands of yen)			(Unit: thousands of yen)
A. Property related revenues			A. Property related revenues
Rental revenues			Rental revenues
Rent revenues	4,851,857		Rent revenues	4,778,619
Common area charges	291,973	5,143,831	Common area charges	289,447	5,068,066
Other rental revenues			Other rental revenues
Parking revenues	134,802		Parking revenues	124,611
Incidental income	199,126		Incidental income	160,332
Other real estate rental revenues	78,889	412,817	Other real estate rental revenues	74,974	359,918
Property related revenues		5,556,649	Property related revenues		5,427,985
B．Property related expenses			B．Property related expenses
Real estate rental expenses			Real estate rental expenses
Property management costs	207,133		Property management costs	204,447
Property management fees	314,215		Property management fees	278,922
Property and other taxes	263,900		Property and other taxes	292,327
Utility expenses	109,797		Utility expenses	94,054
Casualty insurance	7,958		Casualty insurance	7,841
Repairs and maintenance	300,325		Repairs and maintenance	257,382
Depreciation	1,053,355		Depreciation	1,052,023
Brokerage fee	121,186		Brokerage fee	95,756
Trust fee	23,905		Trust fee	14,768
Other rental expenses	51,730	2,453,509	Other rental expenses	56,257	2,353,783
Property related expenses		2,453,509	Property related expenses		2,353,783
C．Real estate rental profits (A －B)		3,103,140	C．Real estate rental profits (A－B)		3,074,202

*2. Breakdown of gain on sales of real estate (Unit: thousands of yen)			*2．Breakdown of gain on sales of real estate (Unit: thousands of yen)
URBAN STAGE Ikegami			URBAN STAGE Minami Gyotoku IV
Proceeds from sales of real estate	1,448,519		Proceeds from sales of real estate	257,435
Cost of sales of real estate	1,392,442		Cost of sales of real estate	243,476
Other related sales expenses	30,920		Other related sales expenses	7,765
Gain on sales of real estate		25,156	Gain on sales of real estate		6,193

URBAN STAGE Machiya			URBAN STAGE Komazawa
Proceeds from sales of real estate	230,363		Proceeds from sales of real estate	460,171
Cost of sales of real estate	211,195		Cost of sales of real estate	399,641
Other related sales expenses	6,960		Other related sales expenses	13,890
Gain on sales of real estate		12,207	Gain on sales of real estate		46,640

Previous Period (reference) From December 1, 2013 To May 31, 2014	Current Period From June 1, 2014 To November 30, 2014

	*3．Breakdown of loss on sales of real estate (Unit: thousands of yen)
	URBAN STAGE Minami Gyotoku IV
	Proceeds from sales of real estate	240,471
－	Cost of sales of real estate	278,483
	Other related sales expenses	7,270
	Loss on sales of real estate		45,281

(Notes to Statement of Changes in Net Assets)
Previous Period (reference) From December 1, 2013 To May 31, 2014		Current Period From June 1, 2014 To November 30, 2014
*1. Total number of investment units authorized and total number of investment units issued and outstanding		*1. Total number of investment units authorized and total number of investment units issued and outstanding

Total number of investment units authorized	2,000,000 units	Total number of investment units authorized	2,000,000 units
Total number of investment units issued and outstanding	160,800 units	Total number of investment units issued and outstanding	160,800 units

(Notes on Tax Effect Accounting)
Previous period (reference) As of May 31, 2014		Current period As of November 30, 2014
1．Breakdown of main causes for occurrence of deferred tax assets and deferred tax liabilities		1．Breakdown of main causes for occurrence of deferred tax assets and deferred tax liabilities
(Unit: thousands of yen)		(Unit: thousands of yen)
(Deferred tax assets)		(Deferred tax assets)
Non-deductible accrued enterprise tax	16	Non-deductible accrued enterprise tax	21
Total deferred tax assets	16	Amount of allowance for doubtful accounts exceeding limit on deductible expenses	160
Net deferred tax assets	16	Total deferred tax assets	182
		Net deferred tax assets	182

2．Breakdown of major components that caused significant differences between statutory tax rate and effective tax rate after application of tax effect accounting		2．Breakdown of major components that caused significant differences between statutory tax rate and effective tax rate after application of tax effect accounting
(Unit:%)		(Unit:%)
Statutory tax rate	36.59	Statutory tax rate	34.16
(Adjustments)		(Adjustments)
Deductible cash distributions	(36.57)	Deductible cash distributions	(33.93)
Other	0.03	Other	(0.18)
Effective tax rate	0.05	Effective tax rate	0.05

(Notes on Financial Instruments)

Previous period (from December 1, 2013 to May 31, 2014) (Reference)

1. FINANCIAL INSTRUMENTS
(1) Policy for Financial Instruments
Upon acquisition of property-related assets, the Company may raise funds through certain financing methods including borrowings, issuance of investment corporation bonds and issuance of investment units. In financing through interest-bearing debt, to secure stable financing capability and reduce future risks of rising interest rates, the Company’s investment policy is to secure longer-term, fixed-rate borrowings with well-diversified maturities.
The Company enters into derivative transactions only for the purpose of reducing risk of future interest rate fluctuations and does not engage in speculative transactions.

(2) Type and Risk of Financial Instruments and Related Risk Management
Debts and investment corporation bonds are primarily used to fund the acquisition of property-related assets as well as the repayment of debts and redemption of investment corporation bonds. The Company is exposed to liquidity risk of being unable to meet its obligations on scheduled due dates. The Company controls and limits such risk by diversifying not only the financial institutions, but also the type of financing to include the effective use of surplus funds and direct financing from the capital markets such as issuance of investment units. In addition, the Company is exposed to the market risk arising from fluctuations in interest rates on its floating-rate debts. However, the effect of such risk on the operation of the Company is limited by maintaining the LTV ratio at low levels and the ratio of long-term fixed-rate debts to total debt at high levels. Furthermore, the Company may utilize derivative transactions (interest-rate swap transactions) as a hedging instrument to reduce the market risk under floating-rate debts by swapping such floating-rate interest payments for fixed-rate interest payments.
Bank deposits are held as a means of investing surplus funds, and the Company is exposed to the credit risk that financial institutions may default. However, the effect of such risk is limited by diversifying the financial institutions with which surplus funds are deposited.

 (3) Supplementary Explanation on Estimated Fair Value of Financial Instruments
The fair value of financial instruments is based on the quoted market price, if applicable. When there is no quoted market price available, fair value is reasonably estimated. Certain assumptions are used for the estimation of fair value. Accordingly, the result of such estimation may change if different assumptions are used. Furthermore, the contractual amounts of derivative transactions stated in “(6) ② Derivatives and Hedge Accounting” below do not represent the market risk involved in these derivative transactions.

2. Fair Value of Financial Instruments
The following table summarizes the carrying value and the estimated fair values of financial instruments as of May 31, 2014.
(Unit: thousands of yen)
	Carrying value (Note 1)	Fair value (Note 1)	Difference
(1) Cash and bank deposits	9,400,388	9,400,388	－
(2) Cash and bank deposits in trust	565,037	565,037	－
(3) Current portion of long-term debt	(14,450,000)	(14,498,645)	48,645
(4) Investment corporation bonds	(10,000,000)	(10,161,385)	161,385
(5) Long-term debt	(65,300,000)	(65,982,296)	682,296
(6) Derivative transactions	－	－	－
Note 1:	The numbers in parenthesis indicate liabilities.
Note 2:	Method for determining the fair value of financial instruments and derivative transactions
(1)	Cash and bank deposits and (2) Cash and bank deposits in trst
As these items are settled within a short-term period, their fair value is nearly equal to the carrying value. Therefore, for these items, the carrying value is reported as the fair value.
(3)	Current portion of long-term debt and (5) Long-term debt

For floating-rate long-term debt, the carrying value is reported as it is considered to be approximately equal to the fair value because such debt reflects the market interest rates within a short-term period. (However, the fair value of certain floating-rate long-term debt that qualifies for the special treatment of interest-rate swaps (see “(6) ② Derivatives and Hedge Accounting”) is determined by discounting the sum of its principal and interest payments net of any cash flows from the interest-rate swap at a rate reasonably estimated to be applicable to similar fixed-rate debt.) The fair value of fixed-rate long-term debt is determined by discounting the sum of its principal and interest payments at a rate reasonably estimated to be applicable to similar fixed-rate debt.

(4)	Investment corporation bonds
The fair value of investment corporation bonds issued by the Company is determined based on their market prices.
(6)	Derivative transactions
①	Transactions subject not to hedge accounting: Not applicable.
②
Transactions subject to hedge accounting：The following is the contract amount or the amount equivalent to the principal provided in the contract, etc. as of the date of settlement of accounts for each method of hedge accounting.

(Unit: thousands of yen)
Hedge accounting method	Type of derivative instruments	Main hedged item	Notional amount		Fair value	Method used for determining fair value
				Due after one year year
Special treatment of interest-rate swaps	Interest-rate swaps: Received/floating and paid/fixed	Long-term debt	56,020,000	46,220,000	*	－

*Since the derivative financial instruments qualifying for the special treatment of interest-rate swaps are accounted for as one transaction together with their hedged item, long-term debt, the fair value of these derivatives is included in that of related long-term debt (see (Note 2) (3) and (5) above).

(Note 3 ) Redemption schedule for cash and bank deposits and cash and bank deposits in trust

(Unit: thousands of yen)
Due within one year
Cash and bank deposits	9,400,388
Cash and bank deposits in trust	565,037
Total	9,965,426

(Note 4) Redemption schedule for investment corporation bonds and debt
(Unit: thousands of yen)
	Due within one year	After one year, within two years	After two years, within three years	After three years, within four years	After four years, within five years	After five years
Current Portion of Long-term debt	14,450,000	－	－	－	－	－
Investment corporation bonds	－	5,000,000	5,000,000	－	－	－
Long-term debt	－	14,580,000	13,680,000	9,340,000	5,400,000	22,300,000
Total	14,450,000	19,580,000	18,680,000	9,340,000	5,400,000	22,300,000

Current period (from June 1, 2014 to November 30, 2014)

1. FINANCIAL INSTRUMENTS
(1) Policy for Financial Instruments
Upon acquisition of property-related assets, the Company may raise funds through certain financing methods including borrowings, issuance of investment corporation bonds and issuance of investment units. In financing through interest-bearing debt, to secure stable financing capability and reduce future risks of rising interest rates, the Company’s investment policy is to secure longer-term, fixed-rate borrowings with well-diversified maturities.
The Company enters into derivative transactions only for the purpose of reducing risk of future interest rate fluctuations and does not engage in speculative transactions.

(2) Type and Risk of Financial Instruments and Related Risk Management
Debts and investment corporation bonds are primarily used to fund the acquisition of property-related assets as well as the repayment of debts and redemption of investment corporation bonds. The Company is exposed to liquidity risk of being unable to meet its obligations on scheduled due dates. The Company controls and limits such risk by diversifying not only the financial institutions, but also the type of financing to include the effective use of surplus funds and direct financing from the capital markets such as issuance of investment units. In addition, the Company is exposed to the market risk arising from fluctuations in interest rates on its floating-rate debts. However, the effect of such risk on the operation of the Company is limited by maintaining the LTV ratio at low levels and the ratio of long-term fixed-rate debts to total debt at high levels. Furthermore, the Company may utilize derivative transactions (interest-rate swap transactions) as a hedging instrument to reduce the market risk under floating-rate debts by swapping such floating-rate interest payments for fixed-rate interest payments.
Bank deposits are held as a means of investing surplus funds, and the Company is exposed to the credit risk that financial institutions may default. However, the effect of such risk is limited by diversifying the financial institutions with which surplus funds are deposited.

 (3) Supplementary Explanation on Estimated Fair Value of Financial Instruments
The fair value of financial instruments is based on the quoted market price, if applicable. When there is no quoted market price available, fair value is reasonably estimated. Certain assumptions are used for the estimation of fair value. Accordingly, the result of such estimation may change if different assumptions are used. Furthermore, the contractual amounts of derivative transactions stated in “(6) ② Derivatives and Hedge Accounting” below do not represent the market risk involved in these derivative transactions.

2. Fair Value of Financial Instruments
The following table summarizes the carrying value and the estimated fair values of financial instruments as of November 30, 2014.

(Unit: thousands of yen)
	Carrying value (Note 1)	Fair value (Note 1)	Difference
(1) Cash and bank deposits	8,186,505	8,186,505	－
(2) Cash and bank deposits in trust	491,522	491,522	－
(3) Current portion of long-term debt	(17,580,000)	(17,634,302)	54,302
(4) Investment corporation bonds	(10,000,000)	(10,132,475)	132,475
(5) Long-term debt	(59,240,000)	(60,080,734)	840,734
(6) Derivative transactions	－	－	－
Note 1:	The numbers in parenthesis indicate liabilities.
Note 2:	Method for determining the fair value of financial instruments and derivative transactions
(1) Cash and bank deposits and Cash and bank deposits in trst
As these items are settled within a short-term period, their fair value is nearly equal to the carrying value. Therefore, for these items, the carrying value is reported as the fair value.
(3) Current portion of long-term debt and (5) Long-term debt

For floating-rate long-term debt, the carrying value is reported as it is considered to be approximately equal to the fair value because such debt reflects the market interest rates within a short-term period. (However, the fair value of certain floating-rate long-term debt that qualifies for the special treatment of interest-rate swaps (see “(6) ② Derivatives and Hedge Accounting”) is determined by discounting the sum of its principal and interest payments net of any cash flows from the interest-rate swap at a rate reasonably estimated to be applicable to similar fixed-rate debt.) The fair value of fixed-rate long-term debt is determined by discounting the sum of its principal and interest payments at a rate reasonably estimated to be applicable to similar fixed-rate debt.

(4) Investment corporation bonds
The fair value of investment corporation bonds issued by the Company is determined based on their market prices.
(6) Derivative transactions
① Transactions subject not to hedge accounting: Not applicable.

② Transactions subject to hedge accounting：The following is the contract amount or the amount equivalent to the principal provided in the contract, etc. as of the date of settlement of accounts for each method of hedge accounting.

(Unit: thousands of yen)
Hedge accounting method	Type of derivative instruments	Main hedged item	Notional amount		Fair value	Method used for determining fair value
				Due after one year
Special treatment of interest-rate swaps	Interest-rate swaps: Received/floating and paid/fixed	Long-term debt	55,600,000	39,500,000	*	－

*Since the derivative financial instruments qualifying for the special treatment of interest-rate swaps are accounted for as one transaction together with their hedged item, long-term debt, the fair value of these derivatives is included in that of related long-term debt (see (Note 2) (3) and (5) above).

(Note 3)	Redemption schedule for cash and bank deposits and cash and bank deposits in trust
(Unit: thousands of yen)
Due within one year
Cash and bank deposits	8,186,505
Cash and bank deposits in trust	491,522
Total	8,678,028

(Note 4) Redemption schedule for long-term debts and other interest-bearing debts
(Unit: thousands of yen)
	Due within one year	After one year, within two years	After two years, within three years	After three years, within four years	After four years, within five years	After five years
Current Portion of Long-term debt	17,580,000	－	－	－	－	－
Investment corporation bonds	－	5,000,000	5,000,000	－	－	－
Long-term debt	－	15,320,000	7,820,000	10,820,000	1,600,000	23,680,000
Total	17,580,000	20,320,000	12,820,000	10,820,000	1,600,000	23,680,000

(Notes on Investment and Rental Properties)

Previous period (from December 1, 2013 to May 31, 2014) (Reference)

The Company owns leasable logistics facilities and leasable residential facilities (including land) in Greater Tokyo area and other areas for the purpose of earning revenue from leasing.
The following are the carrying amount, amount of increase (decrease) during the fiscal period and fair value of these investment and rental properties as of May 31, 2014.

(Unit: thousands of yen)
Carrying amount			Fair value at end of period
Balance at beginning of period	Amount of increase (decrease) during period	Balance at end of period
160,228,831	(2,435,708)	157,793,123	156,322,000
Note1:	The carrying value represents the acquisition cost less accumulated depreciation.
Note2:	The major decrease in the carrying value during the period ended May 31, 2014 was mainly due to the sale of URBAN STAGE Ikegami (¥1,392,443 thousand) and URBAN STAGE Machiya (¥211,195 thousand).
Note3:	The fair value as of November 30, 2014 and May 31, 2014 represents the sum of the appraisal values estimated by external real estate appraisers.

The real estate rental revenues and expenses for the six-month period ended May 31, 2014 is presented in “16. Breakdown of Real Estate Rental Revenues and Expenses.”

Current period (from June 1, 2014 to November 30, 2014)

NRF owns leasable logistics facilities and leasable residential facilities (including land) in Greater Tokyo area and other areas for the purpose of earning revenue from leasing.
The following are the carrying amount, amount of increase (decrease) during the fiscal period and fair value of these investment and rental properties as of November 30, 2014.

(Unit: thousands of yen)
Carrying amount			Fair value at end of period
Balance at beginning of period	Amount of increase (decrease) during period	Balance at end of period
157,793,123	(1,763,578)	156,029,544	156,590,000
Note1:	The carrying value represents the acquisition cost less accumulated depreciation.
Note2:
The major decrease in the carrying value during the period ended November 30, 2014 was mainly due to depreciation and the sale of URBAN STAGE Minami Gyotoku IV (¥243,477 thousand), URBAN STAGE Komazawa (¥399,641 thousand) and URBAN STAGE Minami Gyotoku II (¥278,483 thousand).

Note3:	The fair value as of November 30, 2014 and May 31, 2014 represents the sum of the appraisal values estimated by external real estate appraisers.

The real estate rental revenues and expenses for the six-month period ended November 30, 2014 is presented in “Notes to Statement of Income and Retained Earnings.”

(Notes on Related-Party Transactions)
Previous period (from December 1, 2013 to May 31, 2014) (Reference)
Attribution	Name of related party	Business or occupation	Ratio of the number of units held in the total units issued (%)	Detail of transaction (Note 1)	Transaction amount (thousands of yen)	Item	Period-end balance (thousands of yen) (Note 2)
Related-party, etc.	Nomura Real Estate Partners Co., Ltd	Real estate business	－	Rent revenue, etc.	4,262,192	Rent received in advance	543,101
						Security deposits	1,230,488
Asset custodian	Mitsubishi UFJ Trust and Banking Corporation	Bank and trust services	0.59	Interest payment	63,669	Accrued expenses	1,728
				Repayment of borrowings (Current-portion of Long-term Borrowings)	1,500,000	Current-portion of Long-term Borrowings	400,000
				Borrowings (long-term)	1,500,000	Long-term borrowings	12,100,000
(Note 1) Transaction terms have been determined after negotiating amounts based on actual conditions of the market.
(Note 2) Among figures indicated above, transaction amounts do not include consumption tax while period-end balances do.

Current period (from June 1, 2014 to November 30, 2014)
Attribution	Name of related party	Business or occupation	Ratio of the number of units held in the total units issued (%)	Detail of transaction (Note 1)	Transaction amount (thousands of yen)	Item	Period-end balance (thousands of yen) (Note 2)
Related-party, etc.	Nomura Real Estate Partners Co., Ltd	Real estate business	－	Rent revenue, etc.	4,138,896	Rent received in advance	527,313
						Security deposits	1,220,079
Asset custodian	Mitsubishi UFJ Trust and Banking Corporation	Bank and trust services	0.59	Interest payment	65,461	Accrued expenses	1,341
				Repayment of borrowings ( Current-portion of Long-term Borrowings)	400,000	Current-portion of Long-term Borrowings	1,800,000
				Borrowings (long-term)	－	Long-term borrowings	10,300,000
(Note 1) Transaction terms have been determined after negotiating amounts based on actual conditions of the market.
(Note 2) Among figures indicated above, transaction amounts do not include consumption tax while period-end balances do.

(Notes on Per Unit Information)
Previous Period (reference) From December 1, 2013 To May 31, 2014		Current Period From June 1, 2014 To November 30, 2014
Net assets per unit	467,827 yen	Net assets per unit	467,340 yen
Net income per unit	12,161 yen	Net income per unit	11,674 yen

Net income per unit is calculated by dividing net income by the average number of investment units during the period. In addition, the diluted net income per unit is not stated, since there are no diluted investment units

Net income per unit is calculated by dividing net income by the average number of investment units during the period. In addition, the diluted net income per unit is not stated, since there are no diluted investment units

(Note) The following is the basis for calculation of net income per unit.
Previous Period (reference) From December 1, 2013 To May 31, 2014		Current Period From June 1, 2014 To November 30, 2014
Net income (thousand yen)	1,955,522	Net income (thousand yen)	1,877,226
Amount not attributable to ordinary unitholders (thousand yen)	－	Amount not attributable to ordinary unitholders (thousand yen)	－
Net income attributable to ordinary investment units (thousand yen)	1,955,522	Net income attributable to ordinary investment units (thousand yen)	1,877,226
Average number of investment units during period (units)	160,800	Average number of investment units during period (units)	160,800

(Notes on Significant Subsequent Events)
Previous Period (reference) From December 1, 2013 To May 31, 2014	Current Period From June 1, 2014 To November 30, 2014
Transfer of a Property
After the end of the 15th fiscal period (May 31, 2014), the Company completed, on June 30, 2014, the transfer of the property described below. Consumption taxes and adjustments of property taxes are excluded from the transfer price.

URBAN STAGE Minami Gyotoku IV

Type of Asset: Real estate
Date of Agreement: June 30, 2014
Transfer Date: June 30, 2014
Transfer Price: ¥256,840 thousand
Transferee: Japanese general operating company
Impact on Revenues: Approximately ¥6 million (miscellaneous expenses excluded) of gain on sale of real estate will be recorded for the 16th fiscal period (from June 1, 2014 to November 30, 2014).
Not applicable.

Ⅵ．Statement of Cash Distributions

Item	Fiscal Period	Previous Period (reference) From December 1, 2013 To May 31, 2014	Current Period From June 1, 2014 To November 30, 2014
I. Retained earnings at end of period		1,955,587,538 yen	1,877,325,258 yen
II. Amount of distributions		1,955,488,800 yen	1,865,280,000 yen
(Amount of distributions per investment unit)		(12,161 yen)	(11,600 yen)
III. Voluntary reserve
Provision of reserve for reduction entry		－	12,000,000 yen
IV. Retained earnings brought forward		98,738 yen	45,258 yen

Calculating method for distribution amount
Pursuant to the policy that “distributions shall be in excess of an amount equivalent to 90% of the Company’s amount of earnings available for distribution as prescribed in Article 67-15, Paragraph 1 of the Act on Special Measures Concerning Taxation” as provided in Article 36, Paragraph 1, Item 2 of the Company’s Articles of Incorporation, the Company decided to distribute almost the entire amount of retained earnings. Accordingly, the Company declared distributions of earnings of 1,955,488,80 yen. The Company will not distribute cash in excess of earnings as provided in Article 36, Paragraph 2 of the Articles of Incorporation.

Pursuant to the policy that “distributions shall be in excess of an amount equivalent to 90% of the Company’s amount of earnings available for distribution as prescribed in Article 67-15, Paragraph 1 of the Act on Special Measures Concerning Taxation” as provided in Article 36, Paragraph 1, Item 2 of the Company’s Articles of Incorporation, the Company decided to distribute the entire amount of unappropriated retained earnings after deduction of the reserve for reduction entry defined in Article 66-2 of the Act on Special Measures Concerning Taxation.  Accordingly, the Company declared distributions of earnings of 1,865,280,000 yen. The Company will not distribute cash in excess of earnings as provided in Article 36, Paragraph 2 of the Articles of Incorporation.

Ⅶ．Statement of Cash Flows (Reference information)

(Unit: thousands of yen)
	Previous Period (reference) From December 1, 2013 To May 31, 2014		Current Period From June 1, 2014 To November 30, 2014
Cash Flows
		1,956,496		1,878,116
Cash Flows from Operating Activities		1,053,355		1,052,023
Income before income taxes		7,270		7,270
Depreciation		(734)		(861)
Amortization of investment corporation bonds issuance costs		520,966		514,409
Interest income		95		508
Interest expense		10,345		273
Increase (Decrease) in allowance for doubtful accounts		13,692		－
Decrease (Increase) in rental receivables		18,261		(6,330)
Decrease (Increase) in consumption taxes receivable		54,289		(46,280)
Decrease (Increase) in prepaid expenses		(21,509)		25,773
Increase (Decrease) in trade accounts payable		51,066		(42,234)
Increase (Decrease) in other accounts payable		2,677		(22,576)
Decrease (Increase) of other assets		(35,427)		35,340
Increase (Decrease) of other liabilities		9,454		(7,626)
Decrease in tangible fixed assets due to sales		211,195		921,601
Decrease in tangible fixed assets in trust due to sales		1,392,442		－
Other		95		1,891
Subtotal		5,244,032		4,311,298
Interest received		734		861
Interest paid		(534,897)		(514,930)
Income taxes paid		(902)		(1,002)
Net cash provided by (used in) operating activities		4,708,967		3,796,227
Cash Flows from Investing Activities
Payments for purchase of property and equipment		(234,475)		(163,595)
Payments for purchase of property and equipment in trust		(12,592)		(27,466)
Reimbursement of security deposits to tenants		(149,917)		(104,886)
Proceeds from security deposits from tenants		129,211		99,270
Reimbursement of security deposits to tenants in trust		(37,073)		(17,909)
Proceeds from security deposits from tenants in trust		21,899		16,154
Payments for security deposits		(60)		－
Net cash provided by (used in) investing activities		(283,007)		(198,433)
Cash flows from financing activities
Proceeds from long-term debt		9,200,000		3,730,000
Repayment of long-term debt		(9,290,000)		(6,660,000)
Payments of investment units issuance costs		(10)		－
Distributions to unitholders		(1,964,647)		(1,955,190)
Net cash provided by (used in) financing activities		(2,054,657)		(4,885,190)
Net increase (decrease) in cash and cash equivalents		2,371,303		(1,287,397)
Cash and cash equivalents at beginning of period		7,594,122		9,965,426
Cash and cash equivalents at end of period	*1	9,965,426	*1	8,678,028

(Note)
The statement of cash flows is prepared based on “Ordinance on the Terminology, Forms, and Preparation Methods of Financial Statements, etc.” (Ordinance of the Ministry of Finance No. 59 of 1963) and presented as reference. Since the statement of cash flows is not subject to auditing by an accounting auditor under Article 130 of Investment Trust Act, it has not been audited by an accounting auditor.

 (Notes on Matters Concerning Significant Accounting Policies) (Reference information)
Item	Fiscal Period	Previous Period (reference) From December 1, 2013 To May 31, 2014	Current Period From June 1, 2014 To November 30, 2014
Scope of funds (cash and cash equivalents) in statements of cash flows
The funds (cash and cash equivalents) in statements of cash flows consist of cash on hand and cash in trust; deposits and deposits in trust that can be withdrawn at any time; and short-term investments with a maturity of 3 months or less from the date of acquisition, which are readily convertible to cash and bear only an insignificant risk of price fluctuation.

The funds (cash and cash equivalents) in statements of cash flows consist of cash on hand and cash in trust; deposits and deposits in trust that can be withdrawn at any time; and short-term investments with a maturity of 3 months or less from the date of acquisition, which are readily convertible to cash and bear only an insignificant risk of price fluctuation.

(Notes to Statement of Cash Flows〕(Reference information)
Previous Period (reference) From December 1, 2013 To May 31, 2014		Current Period From June 1, 2014 To November 30, 2014
*1. Reconciliation of cash and cash equivalents at end of period to balance sheet accounts		*1. Reconciliation of cash and cash equivalents at end of period to balance sheet accounts
(As of May 31, 2014)		(As of November 30, 2014)
(Unit: thousands of yen)		(Unit: thousands of yen)
Cash and bank deposits	9,400,388	Cash and bank deposits	8,186,505
Cash and bank deposits in trust	565,037	Cash and bank deposits in trust	491,522
Cash and cash equivalents	9,965,426	Cash and cash equivalents	8,678,028

Reference Materials 2

The asset management report, financial statements, and statement of Cash Distributions for the final fiscal period of Nomura Real Estate Master Fund, Inc.

Asset Management Report
Balance Sheets
Statements of Income and Retained Earnings
Statements of Changes in Net Assets
Notes to financial statements
Statement of Cash Distributions
Statement of Cash Flow (Reference information)

Ⅰ．Asset Management Report
1．Overview of Asset Management
(1)　Management Status, etc. of Investment Corporation
Fiscal Period		1st	2nd	3rd	4th
		From: January 31, 2013 To: August 31, 2013	From: September 1, 2013 To: February 28, 2014	From: March 1, 2014 To: August 31, 2014	From: September 1, 2014 To: February 28, 2015
Operating revenue	million yen	3,683	9,176	9,468	10,066
Of which, property leasing operating revenue	million yen	3,683	9,176	9,464	10,049
Operating expenses	million yen	1,593	3,827	4,830	5,315
Of which, property leasing operating expenses	million yen	1,258	2,918	3,872	4,358
Operating income	million yen	2,089	5,348	4,638	4,750
Ordinary income	million yen	1,253	4,861	4,081	4,146
Net income	million yen	1,251	4,860	4,079	4,145
Total assets	million yen	252,265	261,582	257,040	276,539
(PoP)%		－	[+3.7]	[(1.7)]	[+7.6]
Interest-Bearing Debts	million yen	78,478	84,435	80,393	99,150
Net assets	million yen	162,371	165,982	165,201	165,267
(PoP)%		－	[+2.2]	[(0.5)]	[+0.0]
Unitholder’s capital	million yen	161,120	161,120	161,120	161,120
Total number of investment units issued and outstanding	units	1,665,260	1,665,260	1,665,260	1,665,260
Net asset per unit	yen	97,505	99,673	99,204	99,244
Total amount of distribution	million yen	1,250	4,860	4,079	4,146
Distribution per unit	yen	751	2,919	2,450	2,490
Of which, distribution of earnings per unit	yen	751	2,919	2,450	2,490
Of which, distribution in excess of earnings per unit	yen	－	－	－	－
Ratio of ordinary income to total assets (Note 1)%		0.5	1.9	1.6	1.6
Annualized (Note 2)%		2.5	3.8	3.1	3.1
ROE (Note 3)%		0.8	3.0	2.5	2.5
Annualized (Note 2)%		3.5	6.0	4.9	5.1
Equity ratio at end of period (Note 4)%		64.4	63.5	64.3	59.8
(PoP)%		－	[(0.9)]	[+0.8]	[(4.5)]
LTV (Loan-to-Value) (Note 5)%		31.1	32.3	31.3	35.9
Number of days of management	days	213	181	184	181
Payout ratio (Note 6)%		99.9	100.0	99.9	100.0
Number of investment properties at end of period	properties	54	55	55	56
Total leasable floor space at end of period	m2	890,795.63	897,089.54	897,406.28	911,615.63
Number of tenants at end of period	contracts	241	251	243	284
Occupancy rate at end of period	%	99.8	99.8	99.9	99.8
Occupancy rate at end of period	million yen	699	1,499	1,537	1,707
Capital expenditures	million yen	24	153	698	256
Property leasing NOI (Net Operating Income) (Note 7)	million yen	3,123	7,755	7,127	7,396
FFO (Funds from Operation) (Note 8)	million yen	1,950	6,359	5,617	5,853
FFO per unit (Note 9)	yen	1,171	3,819	3,373	3,515
(Note 1)
Ratio of ordinary income to total assets = Ordinary income ÷ [(Total assets at beginning of period + Total assets at end of period) ÷ 2] × 100
The total assets on the real starting date of asset management operation (June, 13, 2013) by NMF is used for the total assets at the beginning of 1st Period.

(Note 2)
“ROA” and “ROE” are annualized using the following number of operating days. 1st Period: 80 days (real operating days, from June 13, 2013 to August 31, 2013), 2nd Period: 181 days, 3rd Period: 184 days, 4th Period 181 days

(Note 3)
ROE = Net income/[( Net assets at beginning of period + Net assets at end of period)÷2]×100
Net assets at beginning of period is the net assets on the real starting date of asset management operation (June, 13, 2013) by NMF.

(Note 4)	Equity ratio at end of period = Net assets at end of period ÷ Total assets at end of period × 100
(Note 5)	LTV (Loan-to-Value)” = Interest-Bearing Debts / Total Assets x 100
(Note 6)
Payout ratio is rounded off to the first decimal place. Payout ratio for 1st Period is calculated with the method below as the number of investment units changed during the period with execution of public offering.
Payout ratio=Total amount of distribution (excluding distribution in excess of earnings) ÷ Net income × 100

(Note 7)	Property leasing NOI (net operating income) = Property leasing operating revenue − Property leasing operating expenses + Depreciation
(Note 8)	FFO (funds from operations) = Net income + Depreciation + Amortization of investment corporation bond issuance costs
(Note 9)	FFO per unit = FFO ÷ Total number of investment units issued and outstanding

(2) Period’s Developments in Management of Assets
NMF was incorporated on January 31, 2013 by Nomura Real Estate Asset Management Co., Ltd. under the Act on Investment Trusts and Investment Corporations, and listed on the Real Estate Investment Trust Securities Market of Tokyo Stock Exchange, Inc. on June 12, 2013 (securities code: 3285).
NMF adopts the basic asset management policy of investing primarily in specified assets of real estate, etc. to secure stable income and steady growth of assets under management over the medium- to long-term. NMF has set primarily logistics facilities and retail facilities as main investment targets to achieve the basic policy described above. Both types of facilities are regarded as being essential to economic activities, with logistics facilities as industrial infrastructure and retail facilities as infrastructure supporting consumption activities.
Based on an investment strategy of building a balanced portfolio of logistics facilities and retail facilities and also focusing on the Greater Tokyo area, where strong demand is expected, NMF will aim to secure stable income over the medium to long term.

(Note)	The Act on Investment Trusts and Investment Corporations (Act No. 198 of 1951) is hereinafter referred to as the “Investment Trusts Act.”
“Assets under management” refers to assets that belong to NMF.
For the purposes of this report, real estate includes rights of lease and superficies of real estate. Unless otherwise stated, the same applies hereinafter.
“Real estate, etc.” refers to assets defined in Article 29, Paragraph 1 (1) or (2) of NMF’s Articles of Incorporation, and “real estate backed securities” refers to assets defined in Article 29, Paragraph 1 (3) of NMF’s Articles of Incorporation.
“Real estate, etc.” and “real estate backed securities” are hereinafter collectively referred to as “real estate related assets.”
Real estate and the underlying real estate of real estate related assets are together referred to as the “real estate under management” or the “property.”
“Greater Tokyo area” refers to Tokyo, Kanagawa, Chiba and Saitama prefectures.

①　Investment Environment and Management Performance
The Japanese economy has continuously been on a moderate recovery trend due to the bottoming out of domestic consumption which had remained slow since the consumption tax hike in April 2014. As a result, real GDP growth rate reached 1.5% according to “Quarterly Estimates of GDP: Oct. – Dec. 2014 (The 2nd Preliminary Estimates)”announced by the Cabinet Office. Furthermore, the postponement of the consumption tax hike and price decrease due to low crude oil price, in addition to the progressing depreciation of the yen and high stock prices affected by the additional monetary easing conducted by the Bank of Japan, are serving as a tailwind for the economy as evidenced by the reinforced improving trends in the confidence for future economic conditions among companies and households since December 2014 indicated in “Economy Watchers Survey” conducted by the Cabinet office. Going forward, personal consumption and capital investments are expected to lead the growth against the backdrop of improvement in the employment and income environment as well as strong corporate earnings.
Under such an environment, the J-REIT market has been experiencing inflow of both domestic and foreign investment capital due to expectation for recovery of the Japanese economy and the real estate market. Furthermore, the upward trend of the TSE REIT Index grew, surpassing 2,000 points at one point, etc., partly due to the Bank of Japan implementing additional monetary easing in October 2014 with decision to further purchase J-REIT investment units. Although it recently turned downward, it still remains at a high level. In addition, reviewing of the composition of the portfolio of Government Pension Investment Fund, the largest pension fund operator in Japan, and led to part of their vast fund being invested in the J-REIT market has also become a tailwind. Backed by such favorable financing environment among other factors, there were continuous active property acquisitions accompanying new J-REIT listings and capital increases through public offering by existing J-REITs.
Concerning the environment surrounding retail facilities, consumer confidence is steadily improving due to the postponement of the consumption tax hike and price decrease brought by low crude oil price. As a result, improvement in expenditure for non-durable goods (food and beverage, daily commodity, etc.) has been seen since October 2014 according to the Family Income and Expenditure Survey by the Statistics Bureau, Ministry of Internal Affairs and Communications. Going forward, the improving trend is predicted to spread to expenditure for durable goods (automobiles, home electrical appliances, etc.), which has been struggling, as improvement in the income and employment environment can be anticipated due to the permeating of wage increases and tight supply-demand balance of the workforce. Furthermore, the retail industry shows a high level of capital investment against the backdrop of anticipated economic recovery, and moves for opening new stores or renovating/increasing floor area of existing stores have been active centering on major metropolitan areas.
Concerning logistics facilities market trends, supported by activated demand from the food wholesale business in addition to demand from e-commerce and internet mail-orders and the fashion/apparel industry, serving as the demand-driving forces, as well as demand from the accompanying third-party logistics (Note 1) business expansion, supply-demand remains tight and the vacancy rate of large logistics facilities continues to be at a low level. Although large new supply is expected in 2015 through 2016, the ratio of highly-functional logistics facilities needed for realizing an efficient delivery network is still small in the entire stock, thus strong demand for such prime properties is expected to continue for the time being.

In the real estate transaction market, appetite for property acquisition continues to be strong centering on J-REITs and other real estate funds inside and outside Japan and real estate companies backed by the favorable financing environment in Japan due to monetary easing, etc., recovering moves in the leasing market and other factors. On the other hand, some cases of overheated transactions are observed in property acquisition competition due to the increased number of transaction participants and the anticipated increase in asset prices.
Under such circumstances, NMF acquired a retail facility Universal CityWalk Osaka™ on September 30, 2014 (acquisition price of 15,500 million yen) and additionally acquired compartmentalized ownership and trust beneficiary interest with its land as asset in trust of retail facility Kawasaki More’s (acquisition price of 2,080 million yen) on December 19, 2014.
As a result, the number of properties held by NMF (excluding an equity interest in a silent partnership) at the end of the 4th fiscal period was 56 properties (Note 2) (total acquisition price of 255,603 million yen), investment ratio in the Greater Tokyo area accounted for 79.6% and gross leasable area was 911,615.63m2. In addition, the occupancy rate of the entire portfolio at the end of the 4th fiscal period was stable at a high level of 99.8%.
In addition, on March 30, 2015 subsequent to the end of the 4th fiscal period (end of February 2015), NMF acquired Godo Kaisha Osaka Hirakata Project Silent Partnership Equity Interest (investment amount of 100 million yen) and, along with the acquisition, preferential negotiation right to purchase trust beneficiary interest in mainly Hirakata Logistics Center. Furthermore, on April 10, 2015, NMF concluded a purchase and sale agreement for the acquisition of Kawaguchi Ryoke Logistics Center. Ryoke Capital Godo Kaisha is the operator of the silent partnership in which NMF has made investment of 500 million yen (approximately 17.9% of the silent partnership equity interest), and NMF exercised, for the conclusion of the purchase and sale agreement, the preferential negotiation right granted upon the acquisition of silent partnership equity interest. The scheduled acquisition date of Kawaguchi Ryoke Logistics Center is July 1, 2015. On the other hand, on April 7, 2015, NMF decided to transfer Mitsubishi Motors Ibaraki Maintenance Center as of early September, 2015. After these acquisitions and transfer, NMF’s investment ratio in the Greater Tokyo area is expected to be 80.6%.

(Note 1)	Third-party logistics (3PL) refers to logistics services outsourced by shippers for part or all of their logistics functions.
(Note 2)	The above trust beneficiary interest in Kawasaki More’s additionally acquired is not counted as one property in the number of properties.

②　Status of Fund Procurement
During the period under review, NMF borrowed 16,700 million yen on September 29, 2014 and 2,100 million yen on December 19, 2014 to fund part of the acquisition of a specified asset and related expenses. In addition, in order to extend loan terms and diversify funding abilities, NMF issued investment corporation bonds (10-year bond, total amount of 3,000 million yen) on October 30, 2014, for the first time since its establishment and repaid part of existing loans. As a result, the balance of interest-bearing liabilities was 99,150 million yen and the ratio of interest-bearing liabilities to total assets (LTV) was 35.9% at the end of the 4th fiscal period.

Credit rating agency	Rating description			Note
Japan Credit Rating Agency, Ltd. (JCR)	Long-term issuer rating:	：	AA−	Rating outlook: Stable

(3) Increase (Decrease) in Total Number of Investment Units Issued and Outstanding

There were no changes in the total number of investment units issued and outstanding during the current fiscal period (from September 1, 2014 to February 28, 2015). The following is the increase (decrease) in unitholders’ capital and total number of investment units issued and outstanding during the period from the date of incorporation of NMF through the end of the current fiscal period (February 28, 2015).

Date	Description	Unitholders’ capital (million yen)		Total number of investment units issued and outstanding (units)		Note
		Increase (Decrease)	Balance	Increase (Decrease)	Balance
January 31, 2013	Incorporation through private placement	200	200	2,000	2,000	(Note 1)
June 11, 2013	Capital increase through public offering	160,920	161,120	1,663,260	1,665,260	(Note 2)
(Note 1)	Investment units were issued at an issue price (paid-in amount) of 100,000 yen per unit upon incorporation of NMF.
(Note 2)
New investment units were additionally issued through a public offering at an offer price of 100,000 yen (paid-in amount: 96,750 yen) per unit for the purpose of procuring funds for acquisition of new properties, and thereby management of assets was commenced.

[Changes in Investment Securities Price on Exchange]
The following are each fiscal period’s high and low prices (trading prices) on Tokyo Stock Exchange’s Real Estate Investment Trust Market on which the investment securities issued by the Investment Corporation are listed.
Fiscal Period	1st	2nd	3rd	4th
Settlement of accounts	August 2013	February 2014	August 2014	February 2015
High	101,600 yen	110,000 yen	131,600 yen	161,000 yen
Low	89,300 yen	90,800 yen	102,100 yen	128,000 yen

(4) Distributions, etc. Performance
As for the cash distribution for the 4th fiscal period, while planning for the maximum amount of distribution of earnings to be included in deductible expenses based on the application of a special provision of taxation (Special Taxation Measures Law (Act No. 26 of 1957) Article 67-15), NMF decided to distribute the entire amount of unappropriated retained earnings excluding fractions of less than one yen. As a result, the amount of cash distribution per unit for the 4th fiscal period was 2,490 yen.

Fiscal Period		1st From: January 31, 2013 To: August 31, 2013	2nd From: September 1, 2013 To: February 28, 2014	3rd From: March 1, 2014 To: August 31, 2014
Total amount of unappropriated retained earnings	thousand yen	1,251,550	4,861,749	4,080,846
Amount of accumulated earnings	thousand yen	940	855	959
Total amount of cash distributions	thousand yen	1,250,610	4,860,893	4,079,887
(Distribution per unit )	yen	(751)	(2,919)	(2,450)
Of which, total amount of distributions of earnings	thousand yen	1,250,610	4,860,893	4,079,887
(Distribution of earnings per unit)	yen	(751)	(2,919)	(2,450)
Of which, total amount of withdrawal of investments in capital	thousand yen	－	－	－
(Amount of withdrawal of investments in capital per unit )	yen	(－)	(－)	(－)

Fiscal Period		4th From: September 1, 2014 To: February 28, 2015
Total amount of unappropriated retained earnings	thousand yen	4,146,739
Amount of accumulated earnings	thousand yen	241
Total amount of cash distributions	thousand yen	4,146,497
(Distribution per unit )	yen	(2,490)
Of which, total amount of distributions of earnings	thousand yen	4,146,497
(Distribution of earnings per unit)	yen	(2,490)
Of which, total amount of withdrawal of investments in capital	thousand yen	－
(Amount of withdrawal of investments in capital per unit )	yen	(－)

(5) Future Management Policy and Challenges
The Japanese economy ahead is anticipated to see the moderate recovery trend continue due to such factors as the recovery in corporate earnings and pickup in capital investment as well as improvement in the employment and income environments. The effects from the consumption tax hike are also expected to gradually ease.
In addition, in the J-REIT market, with Bank of Japan’s monetary easing policies leading to favorable supply of funds to the real estate market as well as the ongoing stable level of TSE REIT Index, the favorable financial and capital environment is anticipated to continue. On the other hand, since the number of transaction participants with a strong acquisition appetite is on the rise, the environment for acquiring prime properties is forecast to become harsh.
Based on such recognition, NMF will engage in management based on the following policy in order to secure stable income and steady growth of assets under management over the medium to long term.

① Expand asset size based on clear investment strategy
NMF will aim to secure stable income over the medium- to long-term based on an investment strategy of focusing on the Greater Tokyo area, where strong demand is expected.
NMF will expand asset size in this manner and thereby diversify real estate under management to reduce risks of income fluctuation and lower operational management costs through economies of scale.
In view of making selective and effective investment in prime properties when investing in new properties, NMF will work to obtain property sale information early and promote negotiated transactions through further expansion of independent property sourcing routes and collaboration with the Nomura Real Estate Group, as well as conduct adequate due diligence to identify investment risks.

② Property operations from the medium- to long-term perspective
The logistics facilities and retail facilities located in residential areas that NMF invests in are regarded as having the potential to generate stable cash flows from long-term lease agreements with tenants, while retail facilities located near train stations are regarded as having internal cash flow growth potential. When operating logistics facilities and retail facilities located in residential areas, NMF will operate with income stability in mind by striving to make the lease agreement a long-term agreement at the time of agreement renewal. In addition, when operating retail facilities located near train stations, NMF will operate with sights set on enhancing income by increasing the rent amount, etc. through, among others, renewal of agreements and replacement of tenants in the economic recovery phase based on an accurate grasp of the market environment.
Moreover, NMF will make utmost use of the Nomura Real Estate Group’s leasing, operation, building management and other management capabilities and strive to achieve a high and stable level of occupancy rate and maintain and enhance the rent level in pursuit of stable portfolio income over the medium- to long-term.

③ Maintain and enhance stable financial base
When borrowing funds and issuing investment corporation bonds, NMF will conduct fund procurement, taking into consideration the fund procurement flexibility and financial stability. In addition, while closely monitoring financial market trends, use of interest-rate swaps, etc. for conversion of the interest rate to a fixed rate, extension of the loan period, procurement with diversified repayment dates will be positioned at the core of the financial strategy and these will be executed to build a stable financial base.

(6) Significant Subsequent Events

A. Transfer of the Asset
Nomura Real Estate Asset Management Co., Ltd., the asset management company for the Fund, has determined the transfer of “Mitsubishi Motors Ibaraki Maintenance Center” on April 7, 2015, after the end of 4th fiscal period (February 28, 2015).

Type of Asset	Trust beneficiary interest in mainly real estate
Property Name	Mitsubishi Motors Ibaraki Maintenance Center
Scheduled Transfer Price (Note)	¥1,133 million
Scheduled Date of Agreement	April 30, 2015 (date of agreement on purchase and sale of beneficial interest in real estate trust)
Scheduled Transfer Date	Early September, 2015 (date of delivery of beneficial interest in real estate trust)
Transferee	Japanese General Operating Company
Impact on Earnings	The Fund is scheduled to record around ¥240 million of transfer profit (including miscellaneous expenses) as Operating Revenues on 6th fiscal period (from September 1, 2015 to February 29, 2016)
(Note)            Excluding property taxes, urban planning taxes.

(Reference)

A. Acquisition of the asset

The Fund completed the acquisition of “Godo Kaisha Osaka Hirakata Project Silent Partnership Equity Interest” on March 30, 2015, and concluded the purchase and sale agreement of “Kawaguchi Ryoke Logistics Center” on April 10, 2015, after the end of 4th fiscal period (February 28, 2015).

① Overview of Godo Kaisha Osaka Hirakata Project Silent Partnership Equity Interest

Type of asset	Equity interest in silent partnership investing mainly in real estate in trust beneficiary interest
Name of asset (Note 1)	Godo Kaisha Osaka Hirakata Project Silent Partnership Equity Interest
Target property (Note 2)	Hirakata Logistics Center
Investment amount	¥100 million (approximately 10.6% of total investment amount in the silent partnership)
Date of agreement	March 27, 2015
Date of acquisition of equity interest	March 30, 2015
Financing:	Cash on hand
(Note 1)   The asset is a silent partnership equity interest in a silent partnership operated by G.K. Osaka Hirakata Project.
(Note 2)   G.K. Osaka Hirakata Project has acquired the trust beneficiary interest in mainly real estate on March 31, 2015.

② Overview of Kawaguchi Ryoke Logistics Center

Type of asset	Trust beneficiary interest in mainly real estate
Name of asset (Note 1)	Kawaguchi Ryoke Logistics Center
Location (Note 2)	(Registry) 5-2114-1 Ryoke, Kawaguchi City, Saitama (Street) 5-1-57 Ryoke, Kawaguchi City, Saitama
Structure (Note 2)	S/SRC 5F
Land Area (Note 2)	22,770.72 m2 (6,888.14 tsubo）
Building Area (Note 2)	41,867.82 m2 (12,665.01 tsubo)
Type of Ownership	(Land) Ownership (Building) Ownership
Completion Date (Note 2)	October 2003
Scheduled Acquisition Price (Note 3)	¥10,790 million
Date of agreement	April 10, 2015 (date of agreement on purchase and sale of beneficial interest in real estate trust)
Scheduled date of Acquisition	July 1, 2015 (date of delivery of beneficial interest in real estate trust)
Seller (Note 4)	Ryoke Capital Godo Kaisha
Financing	Fund on hand and borrowings

(Note 1)
Although the current property name is “NIPPON EXPRESS CO., LTD. North Tokyo Distribution Center”, the Fund plans to change the name to the one stated above at the earliest opportunity, after the acquisition.

(Note 2)	“Location (registry)”, “Structure”, “Land Area”, “Building Area”, and “Completion Date”, are based on the information in the real estate registry.
(Note 3)
Scheduled Acquisition Price indicates the amount (purchase and sale amount of trust beneficiary interest indicated on the agreement on purchase and sale of beneficial interest in real estate trust) excluding expenses required for the acquisition of the said trust beneficiary interest (brokerage fee, taxes and dues, etc.).

(Note 4)
Ryoke Capital Godo Kaisha is the operator of the silent partnership in which Nomura Master Fund has made investment of ¥ 500 million (approximately 17.9% of the silent partnership equity interest), and the Fund exercised, for the acquisition, the preferential negotiation right granted upon the acquisition of silent partnership equity interest.

2．Overview of Investment Corporation
(1) Status of Capital
Fiscal Period		1st As of August 31, 2013	2nd As of February 28, 2014	3rd As of August 31, 2014
Total number of investment units authorized	units	20,000,000	20,000,000	20,000,000
Total number of investment units issued and outstanding	units	1,665,260	1,665,260	1,665,260
Unitholders’ capital	million yen	161,120	161,120	161,120
Number of unitholders	persons	33,150	28,583	23,094

Fiscal Period		4th As of February 28, 2015
Total number of investment units authorized	units	20,000,000
Total number of investment units issued and outstanding	units	1,665,260
Unitholders’ capital	million yen	161,120
Number of unitholders	persons	20,422

(2) Matters Concerning Investment Units
The 10 largest unitholders as of end of 4th fiscal period were as follows.
Name	Number of investment units owned (units)	Number of investment units owned as a percentage of total number of investment units issued and outstanding (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	336,835	20.23
The Master Trust Bank of Japan, Ltd. (Trust Account)	143,926	8.64
Trust & Custody Services Bank, Ltd. (Securities Investment Trust Account)	119,512	7.18
Nomura Real Estate Development Co., Ltd.	87,820	5.27
NOMURA BANK (LUXEMBOURG) S.A.	77,497	4.65
The Nomura Trust and Banking Co., Ltd. (Investment Trust Account)	69,013	4.14
NOMURA PB NOMINEES LIMITED OMNIBUS-MARGIN (CASHPB)	23,646	1.42
Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.	20,661	1.24
STATE STREET BANK-WEST PENSION FUND CLIENTS-EXEMPT	17,047	1.02
THE BANK OF NEW YORK MELLON SA/NV 10	17,025	1.02
Total	912,982	54.83

(3) Matters Concerning Directors, etc.
①　Name of directors and an auditor in the 4th fiscal period are as follows (Note 1)。
Title	Name of director, etc.	Main concurrent position, etc.	Total amount of compensation for each title during period (thousands of yen)
Executive Director	Takashi Kataoka (Note 2)
Nomura Real Estate Asset Management Co., Ltd.
Executive Director, person in charge of Investment of NMF (Note 3)
Fund Manager, Nomura Real Estate Holdings, Inc.
Fund Manager, Nomura Real Estate Development Co., Ltd.
			－
Executive Director	Satoshi Yanagita (Note 4)	Auditor, Nomura Real Estate Partners Co., Ltd. (Note 5)	1,200
Supervisory Director	Sadahiko Yoshimura	Full-time Auditor, JAFCO Co., Ltd.	2,400
Supervisory Director	Shuhei Yoshida	Representative Lawyer, Shuhei Yoshida Law Office	2,400
Accounting Auditor	Ernst & Young ShinNihon LLC	－	(Note 8) 15,500
(Note 1)
No Executive Directors or Supervisory Directors are in possession of NMF’s investment units either under their own or another person’s name except for Takashi Kataoka, who had been retired from his post as Executive Director as of the end of 4th Period, holding three investment units of NMF as of February 28, 2015.

Executive Directors and Supervisory Directors might serve as directors of other companies, but there are no mutual business interests whatsoever between such companies and NMF. (Sadahiko Yoshimura has been appointed as substitute Supervisory Director of Nomura Real Estate Residential Fund, Inc., the asset management services for which are provided by the Asset Management Company.)
(Note 2)	Takashi Kataoka resigned as Executive Director of NMF on November 30, 2014 after serving full-term.
(Note 3)	Takashi Kataoka retired from his posts as Executive Director of Nomura Real Estate Asset Management Co., Ltd. and NMF chief investment officer on September 30, 2014.
(Note 4)	Satoshi Yanagita was elected at the second General Unitholders’ Meeting held on November 27, 2014 and was appointed as Executive Director on December 1, 2014.
(Note 5)
Satoshi Yanagita retired his post as Auditor at Nomura Real Estate Partners Co., Ltd. on March 31, 2015 after the end of 4th fiscal period (February 28, 2015) and was appointed as Executive Managing Director at Nomura Real Estate Reform Co., Ltd on April 1, 2015.

(Note 6)
At the second General Unitholders’ Meeting held on November 27, 2014, Motomi Uki has been appointed as substitute Executive Director to provide against vacancy of the Executive Director’s position or lack of statutory quorum.

(Note 7)
At the second General Unitholders’ Meeting held on November 27, 2014, Kazunori Watanabe has been appointed as substitute Supervisory Director to provide against vacancy of the Supervisory Director’s position or lack of statutory quorum.

(Note 8)	Out of compensation for Accounting Auditor, 3,000 thousand yen is for comfort letter.

②　Policy on Determination of Dismissal and Denial of Reappointment of Accounting Auditors
In case an item listed under Article 105, Paragraph 1 of the Investment Trust Act becomes applicable to the accounting auditor, and the Board of Directors determines that there is no likelihood of improvement, the Board of Directors shall dismiss the accounting auditor by unanimous vote of all board members.
In addition, if the Board of Directors determines that the accounting auditor is inappropriate for the position having given thorough consideration to its business execution and other various reasons, the Board of Directors shall dismiss or deny reappointment of the accounting auditor, and present an agenda for appointment of a new accounting auditor at the General Unitholders’ Meeting.

(4) Asset Management Company, Asset Custodian and Administrative Agents
The following are the asset management company, asset custodian and administrative agents as of the end of 4th fiscal period.
Delegation	Name
Asset management company	Nomura Real Estate Asset Management Co., Ltd.
Asset custodian	Sumitomo Mitsui Trust Bank, Limited
Transfer agent	Mitsubishi UFJ Trust and Banking Corporation
Administrative agent (institution, accounting)	Mitsubishi UFJ Trust and Banking Corporation
Administrative agent (investment corporation bonds)	The Bank of Tokyo-Mitsubishi UFJ, Ltd.

3．Status of Assets Under Management of Investment Corporation

（注1） (1) Investment Status
Type of asset	Use	Area (Note 1)	3rd fiscal period As of August 31, 2014		4th fiscal period As of February 28, 2015
			Total amount held (million yen) (Note 2)	As a percentage of total amount of assets (%) (Note 3)	Total amount held (million yen) (Note 2)	As a percentage of total amount of assets (%) (Note 3)
Real estate	Retail properties	Greater Tokyo area	14,339	5.6	14,286	5.2
		Subtotal	14,339	5.6	14,286	5.2
Real estate in trust	Logistics properties	Greater Tokyo area	114,581	44.6	113,721	41.1
		Other areas	6,429	2.5	6,342	2.3
		Subtotal	121,011	47.1	120,063	43.4
	Retail properties	Greater Tokyo area	72,650	28.3	74,639	27.0
		Kinki area	23,916	9.3	39,597	14.3
		Other areas	6,290	2.4	6,246	2.3
		Subtotal	102,857	40.0	120,484	43.6
Subtotal			238,207	92.7	254,835	92.2
Silent Partnership Equity Interest (Note 4)			487	0.2	463	0.2
Deposits and other assets			18,344	7.1	21,241	7.7
Total amount of assets			257,040	100.0	276,539	100.0
(Note 1)
“Greater Tokyo area” refers to Tokyo, Kanagawa Prefecture, Chiba Prefecture and Saitama Prefecture. “Kinki area” refers to Osaka Prefecture, Kyoto Prefecture, Hyogo Prefecture and Nara Prefecture. “Chukyo area” refers to Aichi Prefecture, Gifu Prefecture and Mie Prefecture. “Other areas” refers to cabinet-order-designated cities, prefectural capitals, and cities with a population of 100,000 persons or more as well as surrounding areas of these cities, that are not included in the Greater Tokyo area, Kinki area and Chukyo area (hereinafter the same).

(Note 2)	Total amount held is the carrying amount (in the case of real estate and real estate in trust, the sum total amount of book value, after depreciation).
(Note 3)	The figures are rounded off to first decimal place. Accordingly, the sum total may not add up to 100.0%.
(Note 4)
Ryoke Capital Godo Kaisha Silent Partnership Equity Interest. Furthermore, In line with the acquisition of the asset to be acquired by Nomura Master Fund, Ryoke Capital Godo Kaisha is planned to be dissolved. The Fund is to receive settlement money in accordance with the silent partnership equity interest.

(2) Major Assets Held
The major components of assets (the 10 largest properties by book value) as of end of 4th fiscal period are as follows.

Name of real estates, etc.	Book value (millions of yen)	Leasable floor space (m2) (Note 1)	Leased floor space (m2) (Note 2)	Occupancy rate (%) (Note 3)	As a percentage of total property leasing operating revenue (%)	Primary use
Landport Urayasu	17,143	70,045.85	70,045.85	100.0	(Note 4)	Logistics
Morisia Tsudanuma	16,860	39,736.87	38,940.42	98.0	11.2	Retail
Universal CityWalk Osaka™	15,809	9,733.28	8,491.95	87.2	7.0	Retail
Landport Itabashi	15,513	52,794.55	52,794.55	100.0	(Note 4)	Logistics
Yokosuka More’s City	13,693	29,383.65	29,383.65	100.0	(Note 4)	Retail
Landport Kawagoe	13,367	71,569.89	71,569.89	100.0	(Note 4)	Logistics
Landport Atsugi	11,079	47,995.23	47,995.23	100.0	(Note 4)	Logistics
Sagamihara Tana Logistics Center	10,780	50,450.00	50,450.00	100.0	(Note 4)	Logistics
Recipe SHIMOKITA	10,778	6,295.22	6,295.22	100.0	3.2	Retail
Izumiya Senrioka	8,824	24,399.12	24,399.12	100.0	(Note 4)	Retail
Total	133,849	402,403.66	400,365.88	99.5	53.6 (Note 5)
(Note 1)
“Leasable Floor Space” is the total floor space of logistics facilities, retail properties, etc. that each asset is able to lease (if common-use space and such are leased, such are included). Leasable floor space is not what is indicated in registries but is rather floor space calculated based on area, completion drawings, etc. in the lease agreements and therefore will not necessarily be the same as total floor space based on the registry and may exceed the total floor space.

(Note 2)
“Leased Floor Space” is the floor space which is being leased to end tenants with actually concluded lease agreements. (This is the floor space indicated in lease agreements. However, for areas of logistics facilities and retail properties (if all of a rental room is collectively leased, then the whole area of the rental room), leased areas such as parking lots are not included. However, if the Master Lessee has a master lease for part or all of a rental room with a guaranteed rental scheme, the section is included into leased floor area regardless of whether or not there is a lease agreement with an end tenant).

(Note 3)	“Occupancy Rate” is sought as the ratio of leased floor space against the total leasable floor space of each asset (figures are rounded to the first decimal place).
(Note 4)	Undisclosed as consent has not been obtained from tenants.
(Note 5)	Includes percentage of total property leasing operating revenue of properties for which “As a percentage of total property leasing operating revenue” is not disclosed.

(3) Itemization of Real Estate, etc. Portfolio Assets
Use	Area	Property name	Location	Type of asset	Appraisal value at the end of period (millions of yen) (Note 1)	Book value (millions of yen) (Note 2)
Logistics	Tokyo	Landport Urayasu	11-4 Chidori, Urayasu City, Chiba	Trust beneficiary interest	19,800	17,143
		Landport Itabashi	4-8-1 Funado, Itabashi Ward, Tokyo	Trust beneficiary interest	17,400	15,513
		Landport Kawagoe	1-10-15 Minamidai, Kawagoe City, Saitama	Trust beneficiary interest	14,900	13,367
		Landport Atsugi	5-1-1 Midorigaoka, Atsugi City, Kanagawa	Trust beneficiary interest	12,500	11,079
		Sagamihara Tana Logistics Center	3700 Tana, Chuo Ward, Sagamihara City, Kanagawa	Trust beneficiary interest	11,400	10,780
		Sagamihara Onodai Logistics Center	32-1 Onodai, Minami Ward, Sagamihara City, Kanagawa	Trust beneficiary interest	9,700	8,525
		Landport Hachioji	2969-16, Ishikawa-cho, Hachioji City, Tokyo	Trust beneficiary interest	8,720	8,053
		Landport Kasukabe	3 Minamisakaecho, Kasukabe City, Saitama	Trust beneficiary interest	8,200	7,126
		Funabashi Logistics Center	14 Shiomicho, Funabashi City, Chiba	Trust beneficiary interest	5,190	4,662
		Atsugi Minami Logistics Center B Tower	276-11 Aza-hirakawa, Kamiochiai, Atsugi City, Kanagawa	Trust beneficiary interest	4,990	4,557
		Hanyu Logistics Center	1-216-10 Kawasaki, Hanyu City, Saitama	Trust beneficiary interest	4,230	3,693
		Kawaguchi Logistics Center B Tower	5-3-1 Ryoke, Kawaguchi City, Saitama	Trust beneficiary interest	4,220	3,730
		Kawaguchi Logistics Center A Tower	5-3-1 Ryoke, Kawaguchi City, Saitama	Trust beneficiary interest	3,200	2,828
		Atsugi Minami Logistics Center A Tower	276-1 Aza-hirakawa, Kamiochiai, Atsugi City, Kanagawa	Trust beneficiary interest	3,090	2,659
	Other	Ota Nitta Logistics Center	150-2 Nittakanecho, Ota City, Gunma	Trust beneficiary interest	3,690	3,300
		Ota Higashishinmachi Logistics Center	837-1 Higashishinmachi, Ota City, Gunma	Trust beneficiary interest	2,380	2,092
		Ota Kiyohara Logistics Center	10-1 Kiyoharacho, Ota City, Gunma	Trust beneficiary interest	702	621
		Chiyodamachi Logistics Center	3012-2 Oaza Maigi, Chiyodamachi, Oura-gu, Saitama	Trust beneficiary interest	354	328
Logistics subtotal (18 properties)			―	―	134,666	120,063
Retail	Tokyo	Morisia Tsudanuma	1-16-1 Yatsu, Narashino City, Chiba	Trust beneficiary interest	17,300	16,860
		Yokosuka More’s City	2-30-2 Wakamatsucho, Yokosuka City, Kanagawa	Trust beneficiary interest	14,900	13,693
		Recipe SHIMOKITA	2-20-17 Daita, Setagaya Ward, Tokyo	Real estate	10,600	10,778
		Kawasaki More’s	7-1 Ekimae Honcho, Kawasaki Ward, Kawasaki City, Kanagawa	Trust beneficiary interest	7,160	6,176
		EQUINIA Shinjuku	1-1-17, Kabukicho, Shinjuku Ward, Tokyo	Trust beneficiary interest	4,480	4,303
		EQUINIA Ikebukuro	1-17-10 Nishiikebukuro, Toshima Ward, Tokyo	Trust beneficiary interest	4,260	4,011
		covirna machida	6-9-19 Haramachida, Machida City, Tokyo	Trust beneficiary interest	4,100	3,619
		Nitori Makuhari	4-1-15 Makuharinishi, Mihama Ward, Chiba City, Chiba	Trust beneficiary interest	3,490	3,012
		Konami Sports Club Fuchu	1-27-1 Miyanishicho, Fuchu City, Tokyo	Trust beneficiary interest	3,160	2,693
		FESTA SQUARE	2-5-1 Nishimachi, Iwatsuki Ward, Saitama City, Saitama	Trust beneficiary interest	2,950	2,536
		GEMS Shibuya	3-27-11 Shibuya, Shibuya Ward, Tokyo	Real estate	2,550	2,495
		Sundai Azamino	1-4-13 Azamino, Aoba Ward, Yokohama City, Kanagawa	Trust beneficiary interest	1,850	1,662
		EQUINIA Aobadai	1-6-14 Aobadai, Aoba Ward, Yokohama City, Kanagawa	Trust beneficiary interest	1,750	1,566
		Megalos Kanagawa	1-31-11 Irie, Kanagawa Ward, Yokohama City, Kanagawa	Real estate	1,320	1,013
	Kinki	Universal CityWalk Osaka™	6-2-61 Shimaya, Konohana Ward, Osaka City, Osaka	Trust beneficiary interest	16,600	15,809
		Izumiya Senrioka	1-1 Yamadaminami, Suita City, Osaka	Trust beneficiary interest	10,300	8,824
		Merad Owada	2-2-43 Owada, Nishi-yodogawa Ward, Osaka City, Osaka	Trust beneficiary interest	7,150	6,617
		Izumiya Yao	1-1-1 Numa, Yao City, Osaka	Trust beneficiary interest	4,910	4,329
		Izumiya Obayashi	5-5-47 Obayashi, Takarazuka City, Hyogo	Trust beneficiary interest	3,560	3,187
	Other	Ichibancho stear	3-8-8 Ichibancho, Aoba Ward, Sendai City, Miyagi	Trust beneficiary interest	5,050	4,665
		EQUINIA Aobadori	3-1-22 Chuo, Aoba Ward, Sendai City, Miyagi	Trust beneficiary interest	1,820	1,581
Retail (land only)	Tokyo	Mitsubishi Motors Meguro	1-4-7 Takaban, Meguro Ward, Tokyo	Trust beneficiary interest	2,840	2,764
		Mitsubishi Motors Chofu	2-12-2 Fujimicho, Chofu City, Tokyo	Trust beneficiary interest	1,840	1,776
		Mitsubishi Motors Shibuya	2-20-9 Tomigaya, Shibuya Ward, Tokyo	Trust beneficiary interest	1,740	1,586

Use	Area	Property name	Location	Type of asset	Appraisal value at the end of period (millions of yen) (Note 1)	Book value (millions of yen) (Note 2)
Retail (land only)	Tokyo	Mitsubishi Motors Nerima	2-4-8 Toyotamakita, Nerima Ward, Tokyo	Trust beneficiary interest	1,280	1,251
		Mitsubishi Motors Kawasaki	329-1 Shimohirama, Saiwai Ward, Kawasaki City, Kanagawa	Trust beneficiary interest	1,030	959
		Mitsubishi Motors Takaido	4-1-6 Takaidohigashi, Suginami Ward, Tokyo	Trust beneficiary interest	898	859
		Mitsubishi Motors Katsushika	1-7-5 Kanamachi, Katsushika Ward, Tokyo	Trust beneficiary interest	825	808
		Mitsubishi Motors Higashikurume	5-32-22 Maesawa, Higashikurume City, Tokyo	Trust beneficiary interest	825	808
		Mitsubishi Motors Setagaya	6-5-2 Kamiyoga, Setagaya Ward, Tokyo	Trust beneficiary interest	792	779
		Mitsubishi Motors Suginami	2-42-8 Honamanuma, Suginami Ward, Tokyo	Trust beneficiary interest	818	748
		Mitsubishi Motors Sekimachi	4-5-26 Sekimachiminami, Nerima Ward, Tokyo	Trust beneficiary interest	620	606
		Mitsubishi Motors Higashiyamato	5-1624-2 Seyama Higashiyamato City, Tokyo	Trust beneficiary interest	492	455
		Mitsubishi Motors Motosumiyoshi	10-1 Akutsu, Takatsu Ward, Kawasaki City, Kanagawa	Trust beneficiary interest	376	375
		Mitsubishi Motors Kawagoe	12-5 Shinmeicho, Kawagoe City, Saitama	Trust beneficiary interest	366	355
		Mitsubishi Motors Edogawa	2-21-6 Chuo, Edogawa Ward, Tokyo	Trust beneficiary interest	211	204
		Mitsubishi Motors Sayama	3-1-25 Sasai, Seyama City, Saitama	Trust beneficiary interest	168	163
	Kinki	Mitsubishi Motors Ibaraki Maintenance Center	5-17 Misakicho, Ibaraki City, Osaka	Trust beneficiary interest	937	829
Retail subtotal (38 properties)			―	―	145,318	134,771
Portfolio total (56 properties)			―	―	279,984	254,835
(Note 1)
“Appraisal Value at the end of period” is the appraisal or investigation value provided by the respective real estate appraiser (the value calculated by the respective real estate appraiser with the date of the 4th fiscal period-end (February 28, 2015) as the effective date of value and the value indicated by the income approach as a standard) in accordance with NMF’s Articles of Incorporation and the Regulations Concerning Accounting of Investment Corporations (Cabinet Office Ordinance No. 47 of 2006). The appraisal or investigation value of real estate is no more than an indication of the opinion of the value of the appraised real estate at the time of appraisal by the respective real estate appraiser, etc. conducted in accordance with the Act on Real Estate Appraisal (Act No. 152 of 1963), real estate appraisal standards, etc. Reappraisal of the same real estate may result in a different appraisal or investigation value, depending on the real estate appraiser conducting the appraisal and the method or timing of the appraisal. In addition, the appraisal of real estate is not a guarantee or promise of the possibility of transactions at present or in the future at the appraised value. Furthermore, the cost approach and income approach (direct capitalization approach and discounted cash flow approach) are used in appraisal calculations. The appraisal value is determined by the income approach if the subject real estate’s price is based on an emphasis on investment profitability in the market and it is seen as an investment target for qualified institutional investors, etc. The value indicated by the cost approach is used as an index to verify the value indicated by the income approach. “Direct capitalization approach” is a method where the net revenue in a certain period is capitalized by the capitalization rate, among methods of seeking the value indicated by the income approach (a method of seeking the estimated value of real estate by seeking the sum of the present value of the net Nomura Real Estate Master Fund, Inc. (3285) Financial Results for the 4th Fiscal Period Ended February 28, 2015 － 47 － revenue the real estate is expected to generate in the future). “Discounted cash flow (DCF) approach” is a method where the net income and terminal value arising in multiple successive periods are discounted to present value according to their periods and totaled, among methods of seeking the value indicated by the income approach.

(Note 2)
“Book Value” stands for the aggregate purchase price of lands, buildings, structures, tools and fixtures, construction in progress, and leaseholds owned directly or held in trust, less depreciation including expenses associated with these purchases.

Use	Area	Property name	3rd Fiscal Period (March 1, 2014 – August 31, 2014)				4th Fiscal Period (September 1, 2014 – February 28, 2015)
			Total number of tenants at end of period (Note 1)	Occupancy rate at end of period (%)	Property leasing operating revere during period (millions of yen)	As a percentage of total property leasing operating revere (%)	Total number of tenants at end of period (Note 1)	Occupancy rate at end of period (%)	Property leasing operating revere during period (millions of yen)	As a percentage of total property leasing operating revere (%)
Logistics	Tokyo	Landport Urayasu	2	100.0	(Note 2)	(Note 2)	2	100.0	(Note 2)	(Note 2)
		Landport Itabashi	2	100.0	(Note 2)	(Note 2)	2	100.0	(Note 2)	(Note 2)
		Landport Kawagoe	2	100.0	(Note 2)	(Note 2)	2	100.0	(Note 2)	(Note 2)
		Landport Atsugi	2	100.0	(Note 2)	(Note 2)	2	100.0	(Note 2)	(Note 2)
		Sagamihara Tana Logistics Center	1	100.0	(Note 2)	(Note 2)	1	100.0	(Note 2)	(Note 2)
		Sagamihara Onodai Logistics Center	1	100.0	(Note 2)	(Note 2)	1	100.0	(Note 2)	(Note 2)
		Landport Hachioji	1	100.0	(Note 2)	(Note 2)	1	100.0	(Note 2)	(Note 2)
		Landport Kasukabe	1	100.0	(Note 2)	(Note 2)	1	100.0	(Note 2)	(Note 2)
		Funabashi Logistics Center	2	100.0	(Note 2)	(Note 2)	2	100.0	(Note 2)	(Note 2)
		Atsugi Minami Logistics Center B Tower	1	100.0	(Note 2)	(Note 2)	1	100.0	(Note 2)	(Note 2)
		Hanyu Logistics Center	1	100.0	(Note 2)	(Note 2)	1	100.0	(Note 2)	(Note 2)
		Kawaguchi Logistics Center B Tower	1	100.0	(Note 2)	(Note 2)	1	100.0	(Note 2)	(Note 2)
		Kawaguchi Logistics Center A Tower	1	100.0	(Note 2)	(Note 2)	1	100.0	(Note 2)	(Note 2)
		Atsugi Minami Logistics Center A Tower	1	100.0	(Note 2)	(Note 2)	1	100.0	(Note 2)	(Note 2)
	Other	Ota Nitta Logistics Center	1	100.0	(Note 2)	(Note 2)	1	100.0	(Note 2)	(Note 2)
		Ota Higashishinmachi Logistics Center	1	100.0	(Note 2)	(Note 2)	1	100.0	(Note 2)	(Note 2)
		Ota Kiyohara Logistics Center	1	100.0	(Note 2)	(Note 2)	1	100.0	(Note 2)	(Note 2)
		Chiyodamachi Logistics Center	1	100.0	(Note 2)	(Note 2)	1	100.0	(Note 2)	(Note 2)
Logistics facilities subtotal			23	100.0	4,389	46.4	23	100.0	4,276	42.6

Use	Area	Property name	3rd Fiscal Period (March 1, 2014 – August 31, 2014)				4th Fiscal Period (September 1, 2014 – February 28, 2015)
			Total number of tenants at end of period (Note 1)	Occupancy rate at end of period (%)	Property leasing operating revenue during period (millions of yen)	As a percentage of total property leasing operating revere (%)	Total number of tenants at end of period (Note 1)	Occupancy rate at end of period (%)	Property leasing operating revere during period (millions of yen)	As a percentage of total property leasing operating revere (%)
Retail	Tokyo	Morisia Tsudanuma	106	98.6	1,155	12.2	105	98.0	1,128	11.2
		Yokosuka More’s City	1	100.0	(Note 2)	(Note 2)	1	100.0	(Note 2)	(Note 2)
		Recipe SHIMOKITA	10	99.5	320	3.4	11	100.0	324	3.2
		Kawasaki More’s(Note 3)	1	100.0	(Note 2)	(Note 2)	1	100.0	(Note 2)	(Note 2)
		EQUINIA Shinjuku	12	88.3	160	1.7	13	100.0	154	1.5
		EQUINIA Ikebukuro	14	100.0	152	1.6	13	100.0	149	1.5
		covirna machida	7	100.0	168	1.8	7	100.0	167	1.7
		Nitori Makuhari	1	100.0	(Note 2)	(Note 2)	1	100.0	(Note 2)	(Note 2)
		Konami Sports Club Fuchu	1	100.0	(Note 2)	(Note 2)	1	100.0	(Note 2)	(Note 2)
		FESTA SQUARE	1	100.0	(Note 2)	(Note 2)	1	100.0	(Note 2)	(Note 2)
		GEMS Shibuya	10	100.0	94	1.0	10	100.0	99	1.0
		Sundai Azamino	1	100.0	(Note 2)	(Note 2)	1	100.0	(Note 2)	(Note 2)
		EQUINIA Aobadai	7	93.0	81	0.9	7	100.0	78	0.8
		Megalos Kanagawa	1	100.0	(Note 2)	(Note 2)	1	100.0	(Note 2)	(Note 2)
	Kinki	Universal CityWalk Osaka™ (Note 4)	―	―	―	―	41	87.2	699	7.0
		Izumiya Senrioka	1	100.0	(Note 2)	(Note 2)	1	100.0	(Note 2)	(Note 2)
		Merad Owada	1	100.0	(Note 2)	(Note 2)	1	100.0	(Note 2)	(Note 2)
		Izumiya Yao	1	100.0	(Note 2)	(Note 2)	1	100.0	(Note 2)	(Note 2)
		Izumiya Obayashi	1	100.0	(Note 2)	(Note 2)	1	100.0	(Note 2)	(Note 2)
	Other	Ichibancho stear	7	100.0	237	2.5	7	100.0	234	2.3
		EQUINIA Aobadori	19	100.0	165	1.7	19	100.0	165	1.6
Retail (land only)	Tokyo	Mitsubishi Motors Meguro	1	100.0	(Note 2)	(Note 2)	1	100.0	(Note 2)	(Note 2)
		Mitsubishi Motors Chofu	1	100.0	(Note 2)	(Note 2)	1	100.0	(Note 2)	(Note 2)
		Mitsubishi Motors Shibuya	1	100.0	(Note 2)	(Note 2)	1	100.0	(Note 2)	(Note 2)
		Mitsubishi Motors Nerima	1	100.0	(Note 2)	(Note 2)	1	100.0	(Note 2)	(Note 2)
		Mitsubishi Motors Kawasaki	1	100.0	(Note 2)	(Note 2)	1	100.0	(Note 2)	(Note 2)
		Mitsubishi Motors Takaido	1	100.0	(Note 2)	(Note 2)	1	100.0	(Note 2)	(Note 2)
		Mitsubishi Motors Katsushika	1	100.0	(Note 2)	(Note 2)	1	100.0	(Note 2)	(Note 2)
		Mitsubishi Motors Higashikurume	1	100.0	(Note 2)	(Note 2)	1	100.0	(Note 2)	(Note 2)
		Mitsubishi Motors Setagaya	1	100.0	(Note 2)	(Note 2)	1	100.0	(Note 2)	(Note 2)
		Mitsubishi Motors Suginami	1	100.0	(Note 2)	(Note 2)	1	100.0	(Note 2)	(Note 2)
		Mitsubishi Motors Sekimachi	1	100.0	(Note 2)	(Note 2)	1	100.0	(Note 2)	(Note 2)
		Mitsubishi Motors Higashiyamato	1	100.0	(Note 2)	(Note 2)	1	100.0	(Note 2)	(Note 2)
		Mitsubishi Motors Motosumiyoshi	1	100.0	(Note 2)	(Note 2)	1	100.0	(Note 2)	(Note 2)
		Mitsubishi Motors Kawagoe	1	100.0	(Note 2)	(Note 2)	1	100.0	(Note 2)	(Note 2)
		Mitsubishi Motors Edogawa	1	100.0	(Note 2)	(Note 2)	1	100.0	(Note 2)	(Note 2)
		Mitsubishi Motors Sayama	1	100.0	(Note 2)	(Note 2)	1	100.0	(Note 2)	(Note 2)
	Kinki	Mitsubishi Motors Ibaraki Maintenance Center	1	100.0	(Note 2)	(Note 2)	1	100.0	(Note 2)	(Note 2)
Retail facilities subtotal			220	99.6	5,074	53.6	261	99.3	5,772	57.4
Portfolio total			243	99.9	9,464	100.0	284	99.8	10,049	100.0
(Note 1)
In the calculation of “number of tenants,” when some or all rental units are collectively leased for the purpose of subleasing and the lessee in the lease agreement (master lease agreement) has concluded an agreement with an end-tenant (sublessee that is the actual user) for subleasing the rental units, the lessee of the master lease agreement is counted as one tenant. However, in the case of assets with a so-called pass-through master lease agreement where the rent received from the lessee in the master lease agreement is the same amount as the rent that the lessee receives from the end-tenant, the total number of end-tenants is shown. In addition, if multiple rental units in a specific asset are leased to a specific tenant, this is counted as one tenant for the asset and, if multiple assets are leased to a specific tenant, these are counted separately and the total of that number of tenants is shown in the subtotal and total columns.

(Note 2)
Not disclosed, because consent has not been obtained from the tenant. Logistics subtotal, Retail subtotal and Total figures are the sum of the figures including not disclosed, since consent has not been obtained from the tenant.

(Note 3)
As to Kawasaki More’s, NMF additionally acquired compartmentalized ownership and trust beneficiary interest with its land as asset in trust on December 19, 2014. Therefore, the figures in the table include the additionally acquired portion.

(Note 4)	Universal CityWalk Osaka™ was acquired on September 30, 2014 and thus “Property leasing operating revenue” of 4th Period indicates such amount after the acquisition date.

(4)　Breakdown of securities in portfolio
Breakdown of securities in portfolio held by NMF at the end of 4th fiscal period is as follows.

Name	Type of asset	Units	Book value		Market value (Note 1)		Unrealized gain/loss (million yen)	Remarks
			Unit price	Total price (million yen)	Unit price	Total price (million yen)
Ryoke Capital Godo Kaisha Silent Partnership Equity Interest (Note 2)	Silent partnership equity interest	－	－	463	－	463	－	－
Total	－	－	－	463	－	463	－	－
(Note 1)	Book value is noted as market value.
(Note 2)
Investing in real estate in trust beneficiary interest as NIPPON EXPRESS CO., LTD. North Tokyo Distribution Center for main trust asset. Furthermore, Nomura Master Fund is scheduled to acquire the trust beneficiary interest on July 1, 2015. For the details of the acquisition, please refer to “1. Overview of Asset Management / (6) Significant Subsequent Events / (Reference) A. Acquisition of the asset” stated above.

(5) Status of contract amount, etc. and fair value of specific transactions
Status of contract amount, etc. and fair value of specific transactions conducted by NMF at the end of 4th fiscal period is as follows.
Category	Type	Contract amount, etc. (millions of yen) (Note 1)		Fair value (millions of yen) (Note 2)
			Over 1year
Transaction other than market transaction	Interest rate swap transaction (Variable receipt/fixed payment)	72,425	72,382	(1,394
Total		72,425	72,382	(1,394
(Note 1)	Contract amount, etc. of interest rate swap transaction is indicated based on the notional amount.
(Note 2)	Evaluated at the price provided by the counterparty based on the prevailing market rate.

(6) Status of Other Assets
The Real Estate and Trust Beneficial Interest held by NMF are all listed in the table under the title “(3) Itemization of Real Estate, etc. Portfolio Assets,” and NMF had no other assets to integrate into the portfolio as of the end of 4th fiscal period other than assets included in “(3) Itemization of Real Estate, etc. Portfolio Assets” and “(4) Breakdown of securities in portfolio” above.

(7)　 Status of assets by country and region
Status of the Real Estate and Trust Beneficial Interest held by NMF by country and region at the end of 4th fiscal period is as follows.

Country	Total assets held (Note 1)	Appraisal value at end of period (Note 2)		Number of properties
			Percentage to total assets
Japan	254,835 million yen	279,984 million yen	100.0%	56
Total	254,835 million yen	279,984 million yen	100.0%	56
(Note 1)	Total assets held indicated are based on book value after depreciation.
(Note 2)	Appraisal value at end of period indicates the total amount of the appraisal or investigation values provided by real estate appraisers.

4．Capital Expenditures for Real Estate Held
(1) Schedule of Capital Expenditures
Of the scheduled amount of capital expenditures associated with renovation work, etc. planned (or completed) to the date of this report for the assets held at the end of the 4th fiscal period, the following are the major capital expenditures. Please note that the scheduled construction amount below includes the portion charged to expenses in accounting.
Name of real estate, etc. (Location)	Purpose	Scheduled period	Scheduled construction amount (thousand yen)
			Total amount	Amount paid during period	Total amount already paid
Yokosuka More’s City (Yokosuka-shi, Kanagawa)	Renewal of the exterior package 2nd phase	From May 2014 To Mar. 2015	108,005	-	-
Landport Hachioji (Hachioji-shi, Tokyo)	Room divisional works	From Mar. 2015 To May 2015	60,000	-	-
Morisia Tsudanuma (Narashino-shi, Chiba)	Gondola update	From Jun. 2015 To Aug. 2015	25,000	-	-
Morisia Tsudanuma (Narashino-shi, Chiba)	Automated doors works	From Jan. 2016 To Feb. 2016	25,000	-	-
Funabashi Logistics Center (Funabashi-shi, Chiba)	Tenant compartment restoration work	From Mar. 2015 To Mar. 2015	23,500	-	-

(2)	Capital Expenditures During the Fiscal Period
The following is an overview of the major construction work falling under the category of capital expenditures that were conducted during the 4th fiscal period for the assets held as of the end of the 4th fiscal period. Capital expenditures during the 4th fiscal period were 256,859 thousand yen and, when combined with the 258,742 thousand yen repair expenses charged to expenses during the 4th fiscal period, a total of 515,601 thousand yen in construction was implemented.
Name of real estate, etc. (Location)	Purpose	Construction period	Construction amount (thousand yen)
Atsugi Minami Logistics Center B Tower (Atsugi-shi, Kanagawa)	Installation of LED lighting	From Nov. 2014 To Dec. 2014	64,448
Morisia Tsudanuma (Narashino-shi, Chiba)	Installation of LED lighting	From Jan. 2015 To Feb. 2015	40,521
Morisia Tsudanuma (Narashino-shi, Chiba)	Central monitoring local board update	From Oct. 2014 To Feb. 2015	15,790
EQUINIA Shinjuku (Shinjuku-ku, Tokyo )	Construction for office space	From Sep. 2014 To Sep. 2014	12,181
Other Properties	Improvement of features	From Sep. 2014 To Feb. 2015	123,918
Total			256,859

(3)	Cash Reserved for Long-Term Repair Plans (Reserve for Repairs)
Based on long-term repair plans formed for each property, NMF sets aside the cash reserves to provide for medium- to long-term future large-scale repairs, etc. from cash flows during the period.
However, NMF have not made cash reserve during the 1st fiscal period.
(millions of Yen)
	1st fiscal period from Jan. 31, 2013 to Aug. 31, 2013	2nd fiscal period from Sep. 1, 2013 to Feb. 28, 2014	3rd fiscal period from Mar. 1, 2014 to Aug. 31, 2014	4th fiscal period from Sep. 1, 2014 to Feb. 28, 2015
Reserve for the beginning of the period	－	－	396	1,064
Reserve for the current fiscal period	－	396	667	538
Reversal of reserve for the current fiscal period	－	－	－	－
Reserve brought forward	－	396	1,064	1,603

5．Status of Expenses and Liabilities
(1) Itemization of Expenses for Management, etc.
Item	3rd Fiscal Period From March 1, 2014 To August 31, 2014	4th Fiscal Period From September 1, 2014 To February 28, 2015
Asset management fee (Note)	791,954 thousand yen	787,713 thousand yen
Asset custody fee	14,756 thousand yen	14,508 thousand yen
Administrative service fee	63,232 thousand yen	63,680 thousand yen
Director’s compensation	4,800 thousand yen	6,000 thousand yen
Other expenses	82,579 thousand yen	85,488 thousand yen
Total	957,323 thousand yen	957,391 thousand yen

(Note)
As to Asset management fee, in addition to the amounts indicated above, asset management fee of 5,000 thousand yen for 3rd fiscal period and 175,800 thousand yen for 4th fiscal period have been expensed in association with property acquisition included in the book value for each real estate, etc.

(2) Status of Borrowings
The following is the status of borrowings from each financial institution as of the end of 4th fiscal period.
(Unit: thousands of yen)
	Account	Drawdown date	Balance at beginning of period	Balance at end of period	Average interest rate (%) (Note 1)	Maturity date	Repayment method	Use	Remarks
	Lender
Short-term borrowings	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	September 29, 2014	-	-	0.64000	September, 26, 2015 (Note 2)	Lump-sum repayment	(Note 3)	Unsecured / Unguaranteed
	Sumitomo Mitsui Banking Corporation		-	-
	Mizuho Bank, Ltd.		-	-
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	September 29, 2014	-	1,000,000	0.23000	September, 26, 2015
	Sumitomo Mitsui Banking Corporation		-	1,000,000
	Mizuho Bank, Ltd.		-	1,000,000
	The Bank of Fukuoka, Ltd.		-	1,000,000
Subtotal			-	4,000,000
Current portion of long-term debt	Sumitomo Mitsui Banking Corporation	June 13, 2013	42,800	42,800	2.21812	(Note 4)	(Note 4)	(Note 3)	Unsecured / Unguaranteed
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	June 13, 2013	42,800	42,800	2.17000	(Note 4)	(Note 4)
Subtotal			85,600	85,600
Short-term borrowings Total			85,600	4,085,600
Long-term borrowings	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	June 13, 2013	2,000,000	2,000,000	0.64250	November 26, 2016	Lump-sum repayment	(Note 3)	Unsecured / Unguaranteed
	Sumitomo Mitsui Banking Corporation		2,000,000	2,000,000
	Mizuho Bank, Ltd.		2,000,000	2,000,000
	Mitsubishi UFJ Trust and Banking Corporation		2,000,000	2,000,000
	Sumitomo Mitsui Trust Bank, Limited		2,000,000	2,000,000
	The Norinchukin Bank		2,000,000	2,000,000
	Mizuho Trust & Banking Co., Ltd.		1,000,000	1,000,000
	The Bank of Fukuoka, Ltd.	May 26, 2014	1,000,000	1,000,000	0.31000	March 26, 2017
	Mitsubishi UFJ Trust and Banking Corporation	September 29, 2014	-	1,000,000	0.31000	August 26, 2017
	Sumitomo Mitsui Trust Bank, Limited		-	1,000,000
	The Norinchukin Bank		-	1,000,000
	Mizuho Trust & Banking Co., Ltd.		-	1,000,000
	Resona Bank, Limited		-	1,000,000
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	July 18, 2013	1,600,000	1,600,000	0.86250	May 26, 2018
	Sumitomo Mitsui Banking Corporation		1,600,000	1,600,000
	Mizuho Bank, Ltd.		1,800,000	1,800,000
	Mitsubishi UFJ Trust and Banking Corporation		1,800,000	1,800,000
	Sumitomo Mitsui Trust Bank, Limited		1,800,000	1,800,000
	The Norinchukin Bank		1,800,000	1,800,000
	Mizuho Trust & Banking Co., Ltd.		1,800,000	1,800,000
	Mitsubishi UFJ Trust and Banking Corporation	December 12, 2013	1,000,000	1,000,000	0.72500	November 26, 2018
	Sumitomo Mitsui Trust Bank, Limited		1,000,000	1,000,000
	The Norinchukin Bank		1,000,000	1,000,000
	Mizuho Trust & Banking Co., Ltd.		1,000,000	1,000,000
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	September 29, 2014	-	1,000,000	0.48250	November 26, 2018

	Account	Drawdown date	Balance at beginning of period	Balance at end of period	Average interest rate (%) (Note 1)	Maturity date	Repayment method	Use	Remarks
	Lender
Long-term borrowings	Sumitomo Mitsui Banking Corporation	September 29, 2014	-	1,000,000	0.50250	November 26, 2018	Lump-sum repayment	(Note 3)	Unsecured / Unguaranteed
	Mizuho Bank, Ltd.		-	700,000
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	June 13, 2013	2,000,000	2,000,000	1.11750	May 26, 2019
	Sumitomo Mitsui Banking Corporation		2,000,000	2,000,000
	Mizuho Bank, Ltd.		2,000,000	2,000,000
	Mitsubishi UFJ Trust and Banking Corporation		1,000,000	1,000,000
	Sumitomo Mitsui Trust Bank, Limited		1,000,000	1,000,000
	Mizuho Trust & Banking Co., Ltd.		1,000,000	1,000,000
	Development Bank of Japan Inc.	June 13, 2013	1,000,000	1,000,000	1.04875	May 26, 2019
	The Norinchukin Bank	May 26, 2014	2,000,000	2,000,000	0.72650	November 26, 2019
	Mizuho Trust & Banking Co., Ltd.		1,000,000	1,000,000
	Resona Bank, Limited		1,000,000	1,000,000
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	June 13, 2013	3,000,000	3,000,000	1.33750	May 26, 2020
	Sumitomo Mitsui Banking Corporation		3,000,000	3,000,000
	Mizuho Bank, Ltd.		2,000,000	2,000,000
	Mitsubishi UFJ Trust and Banking Corporation		1,000,000	1,000,000
	Sumitomo Mitsui Trust Bank, Limited		1,000,000	1,000,000
	Development Bank of Japan Inc.	June 13, 2013	800,000	800,000	1.25875	May 26, 2020
	Development Bank of Japan Inc.	September 29, 2014	-	1,000,000	0.80832	February 26, 2021
	Nippon Life Insurance Company		-	1,000,000
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	June 13, 2013	3,000,000	3,000,000	1.56250	May 26, 2021
	Sumitomo Mitsui Banking Corporation		3,000,000	3,000,000
	Mizuho Bank, Ltd.		2,000,000	2,000,000
	Development Bank of Japan Inc.	June 13, 2013	1,000,000	1,000,000	1.46375	May 26, 2021
	Development Bank of Japan Inc.	December 12, 2013	2,000,000	2,000,000	1.30289	November 26, 2021
	Development Bank of Japan Inc.	May 26, 2014	1,000,000	1,000,000	1.11662	November 26, 2021
	Nippon Life Insurance Company		1,000,000	1,000,000
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	March 26, 2014	2,000,000	2,000,000	1.25900	May 26, 2022
	Sumitomo Mitsui Banking Corporation		2,000,000	2,000,000
	Mizuho Bank, Ltd.		1,500,000	1,500,000
	Mitsubishi UFJ Trust and Banking Corporation	December 19, 2014	-	550,000	0.92280	November 26, 2022
	Sumitomo Mitsui Trust Bank, Limited		-	550,000
	The Norinchukin Bank		-	550,000
	Mizuho Trust & Banking Co., Ltd.		-	450,000
	Sumitomo Mitsui Banking Corporation	July 30, 2013	2,000,000	2,000,000	1.89500	May 26, 2023
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	July 30, 2013	2,000,000	2,000,000	1.86500	May 26, 2023
	Development Bank of Japan Inc.	July 30, 2013	1,000,000	1,000,000	1.83875	May 26, 2023
	Sumitomo Mitsui Banking Corporation	June 13, 2013	903,700	882,300	2.21812	(Note 4)	(Note 4)
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	June 13, 2013	903,700	882,300	2.17000	(Note 4)	(Note 4)
Subtotal			80,307,400	92,064,600
Total			80,393,000	96,150,200
(Note 1)	“Average interest rate” is the borrowing interest rate for each lending financial institution, rounded to the fifth decimal place.

As for the borrowings, which were hedged by interest-rate swaps for the purpose of avoiding interest rate fluctuation risk, the swapped interest rates are used to calculate the weighted average of interest.
(Note 2)	Borrowings of 3,000,000 thousand yen was made on September 29, 2014, and early repayment was conducted on November 14, 2016.
(Note 3)	The use of borrowings is to purchase property-related assets, the related miscellaneous expenses and the repayment of borrowings.
(Note 4)	Instalments of 10.7 million yen will be made on the 26th of every three month starting on August 26, 2013, with the remaining payment of 497.1 million yen to be repaid on May 26, 2025.

 (3) Status of Investment Corporation Bonds

The following is the status of investment corporation bonds issued and outstanding as of the end of 4th fiscal period.
Issue	Issue date	Balance at beginning of period (millions of yen)	Balance at end of period (million yen)	Interest date (%)	Maturity date	Redemption method	Use	Remarks
1st Unsecured Investment Corporation Bond	October 30, 2014	－	3,000	0.87	October 30, 2024	Lump-sum repayment	(Note 1)	(Note 2)
Total		－	3,000
(Note 1) The use of proceeds is to repay borrowings.
(Note 2) Ranking Pari Passu among the specified investment corporation bonds.

(4) Status of short-term investment corporation bonds

Not applicable.

(5) Status of new investment unit acquisition rights

Not applicable.

6. Status of Purchases and Sales During Period

(1) Status, etc. of Purchases and Sales of Real Estate, etc. and Asset-Backed Securities, etc.
Type of asset	Name of real estate	Acquisition		Disposition
		Acquisition date	Acquisition value (millions of yen) (Note)	Disposition date	Disposition value (millions of yen)	Book value (millions of yen)	Gain (Loss) on sales (millions of yen)
Trust beneficiary interest	Universal CityWalk Osaka™	September 30, 2014	15,500	－	－	－	－
Trust beneficiary interest	Kawasaki More’s	December 19, 2014	2,080	－	－	－	－
Total		－	17,580	－	－	－	－

(Note)
The Acquisition Price is the amount (the amount of transaction value of trust beneficiary interest described in the sales agreement of the trust beneficiary interest) excluding costs required to acquire the properties, etc. (transaction brokerage fee, taxes and public dues, etc.).

(2) Status, etc. of Purchases and Sales of Other Assets
Not applicable. Main other assets besides the real estate, etc. and asset-backed securities, etc. above are basically monetary claims, such as bank deposits, or bank deposits within trust assets.

(3) Investigation of Value, etc. of Specified Assets

①　Real Estate, etc.
Acquisition or disposition	Type of asset	Name of real estate. etc.	Acquisition date	Acquisition price (millions of yen) (Note 1)	Appraisal value (million yen)	Appraiser	Appraisal date
Acquisition	Trust beneficiary interest	Universal CityWalk Osaka™	September 30, 2014	15,500	16,500	Japan Valuers	June 30, 2014
Acquisition	Trust beneficiary interest	Kawasaki More’s	December 19, 2014	2,080	2,670	The Tanizawa Sogo Appraisal Co., Ltd.	October 31, 2014

(Note 1)
The Acquisition price is the amount (the amount of transaction value of trust beneficiary interest described in the sales agreement of the trust beneficiary interest) excluding costs required to acquire the properties, etc. (transaction brokerage fee, taxes and public dues, etc.).

(Note 2)	Appraisal values indicated above are obtained by applying “Real Estate Appraisal Standard Chapter 3. Appraisal for real estate subjected to securitization.”

②　Others
With regard to the properties NMF has traded but not included in the above table “(1) Real Estate,” the price investigation procedures were conducted by Ernst & Young ShinNihon LLC subject to the requirement by Article 201 of the Investment Trust Act.
 For the fourth fiscal period (from September 1, 2014 to February 28, 2015), two OTC derivatives transactions were subject to investigation and the investigation reports have been received from Ernst & Young ShinNihon LLC.
For further information, Ernst & Young ShinNihon LLC was requested to investigate the details of these transactions including the name of counterparty, issues, the number of execution, financial instruments/monetary indicators, put/call options, exercise prices, the period of execution of right, the trading period, etc.

(4) Status of Transactions with Interested Parties, etc.

①	Status of Transaction
Not applicable.

②	Amount of Commission Fee, etc.
The following are the commission fee, etc. to interested parties, etc. for the 4th fiscal period.
Account	Total amount of commission fee (A)	Breakdown of transactions with interested parties, etc.		(B)/(A)
		Payee	Amount paid (B)
Contract-out Fees	391,935 thousand yen	Nomura Real Estate Partners Co., Ltd. (Note 2)	312,919 thousand yen	79.8%
Property management fee	270,561 thousand yen	Nomura Real Estate Development Co., Ltd.	85,811 thousand yen	31.7%
		Nomura Real Estate Partners Co., Ltd.	33,073 thousand yen	12.2%
		Geo-Akamatsu Co., Ltd.	138,135 thousand yen	51.1%
Other sales expenses	85,488 thousand yen	Geo-Akamatsu Co., Ltd.	1,043 thousand yen	1.2%
(Note 1)
The term “related parties” refers to related parties of Asset Management Companies as stipulated by Article 123 of the Enforcement Order of the Act on Investment Trusts and Investment Corporations and by Article 26, Paragraph 1, Item 27 of the Regulations Concerning Investment Reports of Investment Trusts and Investment Corporations, issued by The Investment Trusts Association, Japan.

(Note 2)
As of the end of the 4tth fiscal period, in addition to the Property Management Agreement, NMF has entrusted Nomura Real Estate Partners Co., Ltd. with daily  maintenance of building and equipment, the cost of which is included in “Contract-out Fees.”

(Note 3)	Besides the above, NMF has made the following payments for repair works during the 4th fiscal period.
Nomura Real Estate Partners Co., Ltd.	143,525 thousand yen
Geo-Akamatsu Co., Ltd.	1,252 thousand yen

The management fees paid to the property management companies, which are related parties, are broken down as follows.

Property name	Property management company	Property management fee (thousands of yen) (Note 1) (Note 2)
Landport Urayasu	Nomura Real Estate Development Co., Ltd.	8,252
	Nomura Real Estate Partners Co., Ltd.	1,969
Landport Itabashi	Nomura Real Estate Development Co., Ltd.	3,806
	Nomura Real Estate Partners Co., Ltd.	1,776
Landport Kawagoe	Nomura Real Estate Development Co., Ltd.	3,077
	Nomura Real Estate Partners Co., Ltd.	1,433
Landport Atsugi	Nomura Real Estate Development Co., Ltd.	2,968
	Nomura Real Estate Partners Co., Ltd.	1,385
Sagamihara Tana Logistics Center	Nomura Real Estate Development Co., Ltd.	2,724
	Nomura Real Estate Partners Co., Ltd.	1,271
Sagamihara Onodai Logistics Center	Nomura Real Estate Development Co., Ltd.	2,299
	Nomura Real Estate Partners Co., Ltd.	1,347
Landport Hachioji	Nomura Real Estate Development Co., Ltd.	12,000
	Nomura Real Estate Partners Co., Ltd.	990
Landport Kasukabe	Nomura Real Estate Development Co., Ltd.	1,711
	Nomura Real Estate Partners Co., Ltd.	834
Funabashi Logistics Center	Nomura Real Estate Development Co., Ltd.	15,368
	Nomura Real Estate Partners Co., Ltd.	650
Atsugi Minami Logistics Center B Tower	Nomura Real Estate Development Co., Ltd.	26,509
	Nomura Real Estate Partners Co., Ltd.	500
Hanyu Logistics Center	Nomura Real Estate Development Co., Ltd.	1,060
	Nomura Real Estate Partners Co., Ltd.	494
Kawaguchi Logistics Center B Tower	Nomura Real Estate Development Co., Ltd.	951
	Nomura Real Estate Partners Co., Ltd.	444
Kawaguchi Logistics Center A Tower	Nomura Real Estate Development Co., Ltd.	810
	Nomura Real Estate Partners Co., Ltd.	463
Atsugi Minami Logistics Center A Tower	Nomura Real Estate Development Co., Ltd.	810
	Nomura Real Estate Partners Co., Ltd.	390
Ota Nitta Logistics Center	Nomura Real Estate Development Co., Ltd.	1,031
	Nomura Real Estate Partners Co., Ltd.	481
Ota Higashishinmachi Logistics Center	Nomura Real Estate Development Co., Ltd.	810
	Nomura Real Estate Partners Co., Ltd.	390
Ota Kiyohara Logistics Center	Nomura Real Estate Development Co., Ltd.	810
	Nomura Real Estate Partners Co., Ltd.	390
Chiyodamachi Logistics Center	Nomura Real Estate Development Co., Ltd.	810
	Nomura Real Estate Partners Co., Ltd.	399
Morisia Tsudanuma	Geo-Akamatsu Co., Ltd.	67,544
Yokosuka More’s City	Nomura Real Estate Partners Co., Ltd.	1,936
Recipe SHIMOKITA	Geo-Akamatsu Co., Ltd.	3,559
Kawasaki More’s	Nomura Real Estate Partners Co., Ltd.	1,883
covirna machida	Geo-Akamatsu Co., Ltd.	2,510
Nitori Makuhari	Nomura Real Estate Partners Co., Ltd.	920
Konami Sports Club Fuchu	Nomura Real Estate Partners Co., Ltd.	900
FESTA SQUARE	Nomura Real Estate Partners Co., Ltd.	900
GEMS Shibuya	Geo-Akamatsu Co., Ltd.	2,730
Sundai Azamino	Nomura Real Estate Partners Co., Ltd.	900
Megalos Kanagawa	Nomura Real Estate Partners Co., Ltd.	1,104
Universal CityWalk Osaka™	Geo-Akamatsu Co., Ltd.	57,853
Izumiya Senrioka	Nomura Real Estate Partners Co., Ltd.	1,731
Merad Owada	Nomura Real Estate Partners Co., Ltd.	1,588
Izumiya Yao	Nomura Real Estate Partners Co., Ltd.	1,500
Izumiya Obayashi	Nomura Real Estate Partners Co., Ltd.	1,547
Ichibancho stear	Geo-Akamatsu Co., Ltd.	3,938
Mitsubishi Motors Meguro	Nomura Real Estate Partners Co., Ltd.	150
Mitsubishi Motors Chofu	Nomura Real Estate Partners Co., Ltd.	150
Mitsubishi Motors Shibuya	Nomura Real Estate Partners Co., Ltd.	150
Mitsubishi Motors Nerima	Nomura Real Estate Partners Co., Ltd.	150
Mitsubishi Motors Kawasaki	Nomura Real Estate Partners Co., Ltd.	150
Mitsubishi Motors Takaido	Nomura Real Estate Partners Co., Ltd.	150
Mitsubishi Motors Katsushika	Nomura Real Estate Partners Co., Ltd.	150
Mitsubishi Motors Higashikurume	Nomura Real Estate Partners Co., Ltd.	150

Property name	Property management company	Property management fee (thousands of yen) (Note 1) (Note 2)
Mitsubishi Motors Setagaya	Nomura Real Estate Partners Co., Ltd.	150
Mitsubishi Motors Suginami	Nomura Real Estate Partners Co., Ltd.	150
Mitsubishi Motors Sekimachi	Nomura Real Estate Partners Co., Ltd.	150
Mitsubishi Motors Higashiyamato	Nomura Real Estate Partners Co., Ltd.	150
Mitsubishi Motors Motosumiyoshi	Nomura Real Estate Partners Co., Ltd.	150
Mitsubishi Motors Kawagoe	Nomura Real Estate Partners Co., Ltd.	150
Mitsubishi Motors Edogawa	Nomura Real Estate Partners Co., Ltd.	150
Mitsubishi Motors Sayama	Nomura Real Estate Partners Co., Ltd.	150
Mitsubishi Motors Ibaraki Maintenance Center	Nomura Real Estate Partners Co., Ltd.	150
(Note 1)	“Property Management Fees” are the aggregated sum of the basic fee and the incentive fee.
(Note 2)	Daily maintenance of building and equipment is entrusted to Nomura Real Estate Partners, but the fees associated with such works are not included here.

(5)	Status, etc. of Transactions with the Asset Management Company Pertaining to Business Operated by the Asset Management Company as Subsidiary Business
Although Nomura Real Estate Asset Management Co., Ltd., the asset management company of NMF, conducts subsidiary business of Type II Financial Instruments Business, and Building Lots and Buildings Transaction Business, there is no relevant matter under this subject as of February 28, 2015.

7. Accounting

(1) Status of Assets, Liabilities, Principal, and Income and Loss
Please refer to the “II. Balance Sheets,” “III. Statements of Income,” “IV. Statements of Unitholders’ Equity,” “V. Notes to Financial Statements” and “VI. Statements of Cash Distributions” presented later in this report.

(2) Change in Method of Calculation of Depreciation
Not applicable.

(3) Change in Method of Valuation of Real Estate, etc.
Not applicable.

8. Other

(1) Notice

①　General Unitholders Meeting
NMF’s 2nd General Unitholders Meeting was held on November 27, 2014.
Resolutions passed at the 2nd General Unitholders’ Meeting are as follows.

Proposal	Overview
Partial change of the Articles of Incorporation
Changes were made to the Articles of Incorporation for the following reasons:
・ With a law on revision of the Investment Trust Law being passed by approval in the Diet, effective June 12, 2013, required amendments (establishment of new provision regarding purchase of own investment units, amendment of provision to enable omission of public notice in procedures for convocation of general unitholders meetings, establishment of new provision for the record date concerning exercise of voting rights at general unitholders meetings, etc.) were made.
・ With revision of the Ordinance for Enforcement of the Law Concerning Investment Trusts and Investment Corporations, amendments were made to provide that NMF’s purpose shall be to manage assets mainly as investment in real estate, etc. assets specified in the Ordinance for Enforcement of the Law Concerning Investment Trusts and Investment Corporations.
・ In addition to the above, organization of clauses, alteration of wording, etc. were implemented as necessary.

Election of one executive director	Satoshi Yanagita was elected as Executive Director. His term of office is two years from December 1, 2014.
Election of one substitute executive director	Motomi Uki was elected as Substitute Executive Director.
Election of two supervisory directors	Sadahiko Yoshimura and Shuhei Yoshida were elected as supervisory directors. Their term of office is two years from December 1, 2014.
Election of one substitute supervisory director	Kazunori Watanabe was elected as Substitute Supervisory Director.

②　Board of Directors’ Meeting
Major conclusion/changes of contracts passed at NMF’s Board of Directors’ Meeting during the 4th fiscal period are as follows.

Approval date	Subject	Overview
September, 18, 2014	Comprehensive Resolution With Respect to the Issuance of the Investment Corporation Bonds and Concurring General Administration Consignment
Comprehensive resolution that aggregate amount of the bonds that may be issued be within 30 billion yen and that period during which the bonds may be issued be from September 26, 2014 to September 25, 2015 was made. Furthermore, candidate companies to consign work concerning solicitation of subscribers for investment corporation bonds for subscription, and other general administration such as agent for issue, finance and payment were approved, and other required matters were left to the executive director’s discretion.

November 20, 2014	Partial Amendment of the Transfer Agency Agreement
Among the commission schedule specified in the transfer agency agreement concluded on January 28, 2013, upper limit of fees and subject work related to “enclosing and distributing notices” were amended.

(2) Status of Beneficial Interest in Investment Trusts Established by NMF
Not applicable.

(3) Status of Companies Owning Real Estate Overseas and of such Real Estate
Not applicable.

(4) Other
For the purpose of this report, the numbers of amount below unit are truncated and the numbers in percentage are rounded to unit unless otherwise mentioned specifically.

Ⅱ．Balance Sheets
(Unit: thousands of yen)
	3rd Fiscal Period (reference) As of August 31, 2014	4th Fiscal Period As of February 28, 2015
Assets
Current assets
Cash and bank deposits	11,339,370	12,486,260
Cash and bank deposits in trust	5,288,296	6,333,926
Rental receivables	219,442	206,479
Prepaid expenses	237,283	269,318
Deferred tax assets	29	5
Income taxes receivable	654	3,609
Consumption taxes receivable	－	571,565
Other	73,663	104,101
Total current assets	17,158,740	19,975,268
Noncurrent assets
Property and equipment
Buildings	3,493,865	3,502,973
Less accumulated depreciation	(103,535)	(163,530)
Buildings, net	3,390,329	3,339,443
Structures	28,932	28,932
Less accumulated depreciation	(3,144)	(4,723)
Structures, net	25,787	24,208
Land	10,923,206	10,923,206
Buildings in trust	94,083,812	103,956,034
Less accumulated depreciation	(3,433,914)	(4,998,376)
Buildings in trust, net	90,649,898	98,957,658
Structures in trust	866,233	866,502
Less accumulated depreciation	(189,473)	(266,616)
Structures in trust, net	676,760	599,886
Tools, furniture and fixtures in trust	14,789	20,397
Less accumulated depreciation	(1,547)	(3,205)
Tools, furniture and fixtures in trust, net	13,242	17,191
Land in trust	128,699,981	137,141,279
Construction in progress	3,305	4,317
Total property and equipment	234,382,512	251,007,192
Intangible assets
Leasehold rights in trust	3,828,713	3,828,326
Other	12,693	15,559
Total intangible assets	3,841,406	3,843,886
Investments and other assets
Investment securities	487,473	463,151
Long-term prepaid expenses	614,601	588,612
Long-term deposits	39,205	89,205
Security deposits	516,126	546,095
Total investments and other assets	1,657,406	1,687,064
Total noncurrent assets	239,881,325	256,538,143
Deferred assets
Investment corporation bond issuance costs	－	26,527
Total deferred assets	－	26,527
Total assets	257,040,065	276,539,938

(Unit: thousands of yen)
	Previous Period (reference) As of August 31, 2014	Current Period As of February 28, 2015
Liabilities
Current liabilities
Trade accounts payable	408,449	493,922
Short-term debt	*1 －	*1 4,000,000
Current portion of long-term debt	85,600	85,600
Other accounts payable	267,880	235,326
Accrued expenses	24,489	26,211
Accrued income taxes	716	549
Accrued consumption taxes	275,528	－
Rent received in advance	1,482,281	1,509,800
Other current liabilities	1,463	955
Total current liabilities	2,546,408	6,352,365
Long-term liabilities
Investment corporation bonds	－	3,000,000
Long-term debt	80,307,400	92,064,600
Security deposits from tenants	539,430	539,430
Security deposits from tenants in trust	8,445,574	9,316,397
Total long-term liabilities	89,292,405	104,920,428
Total liabilities	91,838,814	111,272,793
Net assets
Unitholders' equity
Unitholders' capital	161,120,405	161,120,405
Surplus
Retained earnings	4,080,846	4,146,739
Total surplus	4,080,846	4,146,739
Total unitholders' equity	165,201,251	165,267,144
Total net assets	*2 165,201,251	*2 165,267,144
Total liabilities and net assets	257,040,065	276,539,938

Ⅲ. Statement of Income and Retained Earnings
(Unit: thousands of yen)
	Previous Period (reference) From March 1, 2014 To August 31, 2014	Current Period From September 1, 2014 To February 28, 2015
Operating revenues
Rental revenues	*1 8,663,942	*1 9,068,947
Other rental revenues	*1 800,373	*1 980,402
Gain on investments in silent partnership	4,150	16,744
Total operating revenues	9,468,466	10,066,094
Operating expenses
Real estate rental expenses	*1 3,872,940	*1 4,358,151
Asset management fees	791,954	787,713
Asset custody fee	14,756	14,508
Administrative service fees	63,232	63,680
Directors' compensations	4,800	6,000
Other operating expenses	82,579	85,488
Total operating expenses	4,830,263	5,315,542
Operating profit	4,638,203	4,750,552
Non-operating revenues
Interest income	1,708	1,790
Other non-operating revenues	13	35
Total non-operating revenues	1,722	1,825
Non-operating expenses
Interest expenses	443,425	474,074
Interest expenses on investment corporation bonds	－	8,700
Amortization of investment corporation bond issuance costs	－	1,143
Loan arrangement fees	114,227	121,433
Other non-operating expenses	1,041	499
Total non-operating expenses	558,695	605,851
Ordinary income	4,081,230	4,146,526
Income before income taxes	4,081,230	4,146,526
Income taxes-current	1,256	722
Income taxes-deferred	(16)	24
Total income taxes	1,239	746
Net income	4,079,991	4,145,779
Retained earnings brought forward	855	959
Retained earnings at end of period	4,080,846	4,146,739

Ⅳ. Statement of Changes in Net Assets

Previous period (from March 1, 2014 to August 31, 2014) (Reference)

				(Unit: thousands of yen)
	Unitholder’s equity				Total net assets
	Unitholders’ capital	Surplus		Total unitholders' equity
		Retained earnings	Total surplus
Balance at the beginning of current period	161,120,405	4,861,749	4,861,749	165,982,154	165,982,154
Changes of items during the period
Cash distribution paid	－	(4,860,893)	(4,860,893)	(4,860,893)	(4,860,893)
Net income	－	4,079,991	4,079,991	4,079,991	4,079,991
Total changes of items during the period	－	(780,902)	(780,902)	(780,902)	(780,902)
Balance at the end of current period	*1 161,120,405	4,080,846	4,080,846	165,201,251	165,201,251

Current period (from September 1, 2014 to February 28, 2015)

(Unit: thousands of yen)
	Unitholder’s equity				Total net assets
	Unitholders’ capital	Surplus		Total unitholders' equity
		Retained earnings	Total surplus
Balance at the beginning of current period	161,120,405	4,080,846	4,080,846	165,201,251	165,201,251
Changes of items during the period
Cash distribution paid	－	(4,079,887)	(4,079,887)	(4,079,887)	(4,079,887)
Net income	－	4,145,779	4,145,779	4,145,779	4,145,779
Total changes of items during the period	－	65,892	65,892	65,892	65,892
Balance at the end of current period	*1 161,120,405	4,146,739	4,146,739	165,267,144	165,267,144

V．Notes to Financial Statements
〔Notes Concerning the Going Concern Assumption〕
Previous period (Reference) From March 1, 2014 To August 31, 2014	Current period From September 1, 2014 To February 28, 2015
Not applicable.	Not applicable.

〔Notes Concerning Significant Accounting Policies〕
Fiscal Period Item	Previous period (Reference) From March 1, 2014 To August 31, 2014	Current period From September 1, 2014 To February 28, 2015
1. Investment securities
Non-marketable securities classified as other securities are carried at cost. Cost of securities sold is determined by the moving average method. For equity interests in a silent partnership, NMF adopts the method of factoring in the net amount of silent partnership income (loss) in proportion to its equity interests.

Non-marketable securities classified as other securities are carried at cost. Cost of securities sold is determined by the moving average method. For equity interests in a silent partnership, NMF adopts the method of factoring in the net amount of silent partnership income (loss) in proportion to its equity interests.

2. Depreciation of noncurrent assets
① Property and equipment (including trust assets)
The straight-line method is adopted.
The useful lives of major property and equipment are as follows:
Buildings 3~70 years
Structures 2~20 years
Tools, furniture and fixtures 2~10 years
② Intangible assets
The straight-line method is adopted.
③ Long-term prepaid expenses
The straight-line method is adopted.

① Property and equipment (including trust assets)
The straight-line method is adopted.
The useful lives of major property and equipment are as follows:
Buildings 3~70 years
Structures 2~20 years
Tools, furniture and fixtures 2~10 years
② Intangible assets
The straight-line method is adopted.
③ Long-term prepaid expenses
The straight-line method is adopted.

3. Deferred investment corporation bond issuance costs	－	Deferred investment corporation bond issuance costs are amortized by the straight-line method over the respective terms of the bonds.
4. Revenue and expenses recognition
Accounting for fixed asset tax, etc.
Of the tax amount assessed and determined for fixed asset tax, city planning tax, depreciable asset tax, etc. on real estate, etc. held, the method of charging the amount corresponding to the concerned fiscal period to expenses as expenses related to rent business is adopted.
The amount equivalent to fixed asset tax, etc. for the fiscal year including the acquisition date paid to the seller as reimbursement upon acquisition of real estate or trust beneficiary interests in real estate is included in the cost of acquisition of the concerned real estate and not recorded as expenses. The amount equivalent to fixed asset tax, etc. included in the cost of acquisition of real estate, etc. in the fiscal period is 0 thousand yen.

Accounting for fixed asset tax, etc.
Of the tax amount assessed and determined for fixed asset tax, city planning tax, depreciable asset tax, etc. on real estate, etc. held, the method of charging the amount corresponding to the concerned fiscal period to expenses as expenses related to rent business is adopted.
The amount equivalent to fixed asset tax, etc. for the fiscal year including the acquisition date paid to the seller as reimbursement upon acquisition of real estate or trust beneficiary interests in real estate is included in the cost of acquisition of the concerned real estate and not recorded as expenses. The amount equivalent to fixed asset tax, etc. included in the cost of acquisition of real estate, etc. in the fiscal period is 12,000 thousand yen.

Fiscal Period Item	Previous period (Reference) From March 1, 2014 To August 31, 2014	Current period From September 1, 2014 To February 28, 2015
5. Hedge accounting
① Method of hedge accounting Deferred hedge accounting is adopted. For interest-rate swap transactions meet the requirements for special treatment, special treatment is adopted.

② Hedging instruments and hedged items
Hedging instruments
Interest-rate swap transactions
Hedged items
Interest on loans

③ Hedging policy
NMF conducts derivative transactions for the purpose of hedging risks prescribed in the Articles of Incorporation in accordance with the Basic Policy on Risk Management.

④ Method for assessing effectiveness of hedging
The effectiveness of hedging is assessed by the correlation between changes in the fair value of hedging instruments and hedged items.

① Method of hedge accounting Deferred hedge accounting is adopted. For interest-rate swap transactions meet the requirements for special treatment, special treatment is adopted.

② Hedging instruments and hedged items
Hedging instruments
Interest-rate swap transactions
Hedged items
Interest on loans

③ Hedging policy
NMF conducts derivative transactions for the purpose of hedging risks prescribed in the Articles of Incorporation in accordance with the Basic Policy on Risk Management.

④ Method for assessing effectiveness of hedging
The effectiveness of hedging is assessed by the correlation between changes in the fair value of hedging instruments and hedged items.

6. Other significant matters forming basis for preparation of financial statements
① Accounting for trust beneficiary interests in real estate, etc.
Concerning trust beneficiary interests in real estate, etc. held, all accounts of assets and liabilities within trust assets as well as all accounts of revenue and expenses incurred from the trust assets are recorded in the relevant account item of the balance sheet and statement of income and retained earnings.
The following material items of the trust assets recorded in the relevant account item are separately listed on the balance sheet.

(1) Cash and bank deposits in trust
(2) Buildings in trust; structures in trust; tools, furniture and fixtures in trust; and land in trust
(3) Leasehold rights in trust
(4) Security deposits from tenants in trust

② Accounting for consumption taxes Concerning accounting for consumption tax and local consumption tax, these taxes are not included.

① Accounting for trust beneficiary interests in real estate, etc.
Concerning trust beneficiary interests in real estate, etc. held, all accounts of assets and liabilities within trust assets as well as all accounts of revenue and expenses incurred from the trust assets are recorded in the relevant account item of the balance sheet and statement of income and retained earnings.
The following material items of the trust assets recorded in the relevant account item are separately listed on the balance sheet.

(1) Cash and bank deposits in trust
(2) Buildings in trust; structures in trust; tools, furniture and fixtures in trust; and land in trust
(3) Leasehold rights in trust
(4) Security deposits from tenants in trust

② Accounting for consumption taxes Concerning accounting for consumption tax and local consumption tax, these taxes are not included.

〔Notes to Financial Statements〕
Previous period (Reference) As of August 31, 2014		Current period As of February 28, 2015
*1．Commitment line agreement		*1．Commitment line agreement
NMF is concluding a commitment line agreement with 3 lending financial institutions.		NMF is concluding a commitment line agreement with 3 lending financial institutions.
Committed line of credit	10,000,000 thousand yen	Committed line of credit	10,000,000 thousand yen
Balance of used line	－thousand yen	Balance of used line	－thousand yen
Balance of unused line	10,000,000 thousand yen	Balance of unused line	10,000,000 thousand yen

*2．Minimum net assets as provided in Article 67, Paragraph 4 of the Act on Investment Trusts and Investment Corporations		*2．Minimum net assets as provided in Article 67, Paragraph 4 of the Act on Investment Trusts and Investment Corporations
	50,000 thousand yen		50,000 thousand yen

〔Notes to Statement of Income and Retained Earnings〕
Previous period (Reference) From March 1, 2014 To August 31, 2014			Current period From September 1, 2014 To February 28, 2015
*1. Breakdown of real estate rental revenues and expenses (Unit: thousands of yen)			*1. Breakdown of real estate rental revenues and expenses (Unit: thousands of yen)
A. Property related revenues			A. Property related revenues
Rental revenues			Rental revenues
Rent revenues	8,428,399		Rent revenues	8,763,843
Common area charges	235,542	8,663,942	Common area charges	305,104	9,068,947
Other rental revenues			Other rental revenues
Parking revenues	73,750		Parking revenues	91,016
Incidental income	631,826		Incidental income	801,535
Other miscellaneous revenues	94,797	800,373	Other miscellaneous revenues	87,850	980,402
Property related revenues		9,464,316	Property related revenues		10,049,349
B. Property related expenses			B. Property related expenses
Real estate rental expenses			Real estate rental expenses
Property management costs	355,167		Property management costs	391,935
Property management fees	213,769		Property management fees	270,561
Property and other taxes	731,211		Property and other taxes	726,772
Utility expenses	596,790		Utility expenses	672,710
Casualty insurance	18,434		Casualty insurance	18,404
Repairs and maintenance	216,187		Repairs and maintenance	258,742
Land rents	71,963		Land rents	96,479
Depreciation	1,535,760		Depreciation	1,705,559
Other rental expenses	133,655	3,872,940	Other rental expenses	216,985	4,358,151
Property related expenses		3,872,940	Property related expenses		4,358,151
C. Real estate rental profits (A－B)		5,591,375	C. Real estate rental profits (A－B)		5,691,198

〔Notes to Statement of Changes in Net Assets〕
Previous period (Reference) From March 1, 2014 To August 31, 2014		Current period From September 1, 2014 To February 28, 2015
*1. Total number of investment units authorized and total number of investment units issued and outstanding		*1. Total number of investment units authorized and total number of investment units issued and outstanding

Total number of investment units authorized	20,000,000 units	Total number of investment units authorized	20,000,000 units
Total number of investment units issued and outstanding	1,665,260 units	Total number of investment units issued and outstanding	1,665,260 units

〔Notes on Tax Effect Accounting〕
Previous period (Reference) As of August 31, 2014		Current period As of February 28, 2015
1．Breakdown of main causes for occurrence of deferred tax assets and deferred tax liabilities (Unit: thousands of yen)		1．Breakdown of main causes for occurrence of deferred tax assets and deferred tax liabilities (Unit: thousands of yen)
(Deferred tax assets)		(Deferred tax assets)
Non-deductible accrued enterprise tax	29	Non-deductible accrued enterprise tax	5
Amortization of leasehold right in trust	132	Amortization of leasehold right in trust	263
Subtotal deferred tax assets	161	Subtotal deferred tax assets	269
Valuation allowance	(132)	Valuation allowance	(263)
Total deferred tax assets	29	Total deferred tax assets	5
(Net deferred tax assets)	29	(Net deferred tax assets)	5
2．Breakdown of major components that caused significant differences between statutory tax rate and effective tax rate after application of tax effect accounting		2．Breakdown of major components that caused significant differences between statutory tax rate and effective tax rate after application of tax effect accounting
(Unit: %)		(Unit: %)
Statutory tax rate	36.59	Statutory tax rate	34.16
(Adjustments)		(Adjustments)
Deductible cash distributions	(36.57)	Deductible cash distributions	(34.16)
Other	0.01	Other	0.02
Effective tax rate after application of tax effect accounting	0.03	Effective tax rate after application of tax effect accounting	0.02

〔Notes on Financial Instruments〕
Previous period (from March 1, 2014 to August 31, 2014) (Reference)
1．Matters concerning status of financial instruments
(1) Policy for handling financial instruments
NMF procures funds through debt financing, issuance of investment corporation bonds, issuance of investment units, etc. upon acquisition of real estate related assets. In procuring funds through interest-bearing liabilities, NMF adopts the basic financial policy of procuring funds with due consideration for extending the loan period, converting the interest rate to a fixed rate and laddering the repayment dates, etc. for interest-bearing liabilities.
NMF enters into derivative transactions for the purpose of hedging risks of future interest rates rising and adopts the policy of not engaging in speculative transactions.

(2) Description of financial instruments and associated risks, and risk management structure
Funds from debts and investment corporation bonds are primarily used to fund the acquisition of real estate related assets and to fund the repayment of debts and redemption of investment corporation bonds. These are exposed to liquidity risks of failure to procure alternative funds at the time of repayment or redemption. NMF controls and limits the concerned risks by diversifying the lending financial institutions, as well as considering and implementing effective use of surplus funds, procurement of funds from the capital market through issuance of investment units, etc. and other various procurement of funds. In addition, floating interest rates debts are exposed to risks of the interest rate payable rising. NMF limits the impact that the interest rate payable rising has on NMF’s operations by keeping LTV (ratio of interest-bearing liabilities to total assets) at a low level and keeping the ratio of borrowings that are long-term and fixed-rate borrowings at a high level. Furthermore, derivative transactions (interest-rate swap transactions, etc.) are available as a hedging instrument for hedging risks of floating interest rates rising and converting the interest expenses to a fixed payment.
Deposits are those for investing NMF’s surplus funds and are exposed to risks of failure of the financial institutions that are holding the deposits and other credit risks, but NMF limits the risks by diversifying the financial institutions that are holding the deposits.

(3) Supplementary explanation on matters concerning fair value, etc. of financial instruments
The fair value of financial instruments, aside from values based on market price, includes values based on reasonable calculation when there is no market price. Certain assumptions are adopted in the calculation of the concerned values. Accordingly, there may be cases where the concerned values will vary when different assumptions are adopted. In addition, concerning the contract amount, etc. of derivative transactions presented in “Notes on Derivative Transactions” later in this report, the amount itself does not represent the market risk involved in these derivative transactions

2. Matters concerning fair value, etc. of financial instruments
The following are the carrying amount and fair value as of August 31, 2014, and the difference between these amounts.
(Unit: thousands of yen)
	Carrying amount (Note 1)	Fair value (Note 1)	Amount of difference
(1) Cash and bank deposits	11,339,370	11,339,370	－
(2) Cash and bank deposits in trust	5,288,296	5,288,296	－
(3) Short-term debt	－	－	－
(4) Current portion of long-term debt	(85,600)	(86,597)	997
(5) Long-term debt	(80,307,400)	(82,146,817)	1,839,417
(6) Derivative transactions	－	－	－
(Note 1) Items that are charged to liabilities are shown in brackets ( ).
(Note 2) Matters concerning method for calculating fair value of financial instruments and derivative transactions.
(1) Cash and bank deposits; (2) Cash and bank deposits in trust, (3) Short-term debt
As these are settled within a short period of time, the fair value is approximately the same as the book value and is thus stated at that book value.
(4) Current portion of long-term debt; (6) Long-term debt
As long-term debt with floating interest rates reflect market interest rates within a short period of time, the fair value is thought to be approximately the same as the book value and is thus stated at that book value (However, the fair value of long-term debt with floating interest rates that are subject to special treatment for interest-rate swaps (please refer to “Notes on Derivative Transactions” later in this report) is based on the method of calculating by discounting the sum total amount of principal and interest accounted for as one transaction together with the concerned interest-rate swap by the interest rate that is reasonably estimated as being applicable in the event of drawdown of a similar debt financing.). In addition, the fair value of long-term debt with fixed interest rates is calculated based on the method of calculating by discounting the sum total amount of principal and interest by the interest rate that is reasonably estimated as being applicable in the event of drawdown of a similar debt financing.
(6) Derivative transactions
① Transactions subject not to hedge accounting: Not applicable.

② Transactions subject to hedge accounting：The following is the contract amount or the amount equivalent to the principal provided in the contract, etc. as of the date of settlement of accounts for each method of hedge accounting.

(Unit: thousands of yen)
Method of hedge accounting	Type of derivative transaction	Main hedged item	Contract amount		Fair value	Method for calculating fair value
				Due after 1 year
Special treatment for interest-rate swaps	Interest-rate swap transaction Floating receivable Fixed payable	Long-term debt	68,646,500	68,603,700	*

*Since the derivative financial instruments qualifying for the special treatment of interest-rate swaps are accounted for as one transaction together with their hedged item, long-term debt, the fair value of these derivatives is included in that of related long-term debt (see (Note 2) (4) and (5) above).

(Note 3) Financial instruments for which fair value is deemed extremely difficult to determine
                                               (Unit: thousands of yen)
Type of asset	Carrying amount
Investment securities	487,473

* Investment securities (ownership interests in a silent partnership) do not have a readily available market price and reasonable estimates of cash flows from the underlying properties cannot be made, so the fair value is deemed extremely difficult to determine. Accordingly, they are excluded from fair value disclosures

(Note 4) Amount of redemption of monetary claims scheduled to be due after the date of settlement of accounts
(Unit: thousands of yen)
	Due within 1 year	Due after 1 year, within 2 years	Due after 2 years, within 3 years	Due after 3 years, within 4 years	Due after 4 years, within 5 years	Due after 5 years
Cash and bank deposits	11,339,370	－	－	－	－	－
Cash and bank deposits in trust	5,288,296	－	－	－	－	－
Total	16,627,667	－	－	－	－	－

(Note 5) Amount of repayment of long-term debt and other interest-bearing liabilities scheduled to be due after the date of settlement of accounts
(Unit: thousands of yen)
	Due within 1 year	Due after 1 year, within 2 years	Due after 2 years, within 3 years	Due after 3 years, within 4 years	Due after 4 years, within 5 years	Due after 5 years
Short-term debt	－	－	－	－	－	－
Long-term debt	85,600	85,600	14,085,600	12,285,600	14,085,600	39,765,000
Total	85,600	85,600	14,085,600	12,285,600	14,085,600	39,765,000

Current period (from September 1, 2014 to February 28, 2015)

1．Matters concerning status of financial instruments
(1) Policy for handling financial instruments
NMF procures funds through debt financing, issuance of investment corporation bonds, issuance of investment units, etc. upon acquisition of real estate related assets. In procuring funds through interest-bearing liabilities, NMF adopts the basic financial policy of procuring funds with due consideration for extending the loan period, converting the interest rate to a fixed rate and laddering the repayment dates, etc. for interest-bearing liabilities.
NMF enters into derivative transactions for the purpose of hedging risks of future interest rates rising and adopts the policy of not engaging in speculative transactions.

(2) Description of financial instruments and associated risks, and risk management structure
Funds from debts and investment corporation bonds are primarily used to fund the acquisition of real estate related assets and to fund the repayment of debts and redemption of investment corporation bonds. These are exposed to liquidity risks of failure to procure alternative funds at the time of repayment or redemption. NMF controls and limits the concerned risks by diversifying the lending financial institutions, as well as considering and implementing effective use of surplus funds, procurement of funds from the capital market through issuance of investment units, etc. and other various procurement of funds. In addition, floating interest rates debts are exposed to risks of the interest rate payable rising. NMF limits the impact that the interest rate payable rising has on NMF’s operations by keeping LTV (ratio of interest-bearing liabilities to total assets) at a low level and keeping the ratio of borrowings that are long-term and fixed-rate borrowings at a high level. Furthermore, derivative transactions (interest-rate swap transactions, etc.) are available as a hedging instrument for hedging risks of floating interest rates rising and converting the interest expenses to a fixed payment.
Deposits are those for investing NMF’s surplus funds and are exposed to risks of failure of the financial institutions that are holding the deposits and other credit risks, but NMF limits the risks by diversifying the financial institutions that are holding the deposits.

(3) Supplementary explanation on matters concerning fair value, etc. of financial instruments
The fair value of financial instruments, aside from values based on market price, includes values based on reasonable calculation when there is no market price. Certain assumptions are adopted in the calculation of the concerned values. Accordingly, there may be cases where the concerned values will vary when different assumptions are adopted. In addition, concerning the contract amount, etc. of derivative transactions presented in “Notes on Derivative Transactions” later in this report, the amount itself does not represent the market risk involved in these derivative transactions

2. Matters concerning fair value, etc. of financial instruments
The following are the carrying amount and fair value as of February 28, 2015, and the difference between these amounts.
 (Unit: thousands of yen)
	Carrying amount (Note 1)	Fair value (Note 1)	Amount of difference
(1) Cash and bank deposits	12,486,260	12,486,260	－
(2) Cash and bank deposits in trust	6,333,926	6,333,926	－
(3) Short-term debt	(4,000,000)	(4,000,000)	－
(4) Current portion of long-term debt	(85,600)	(86,641)	1,041
(5) Investment corporation bonds	(3,000,000)	(3,033,783)	33,783
(6) Long-term debt	(92,064,600)	(94,134,935)	2,070,335
(7) Derivative transactions	－	－	－
(Note 1) Items that are charged to liabilities are shown in brackets ( ).
(Note 2) Matters concerning method for calculating fair value of financial instruments and derivative transactions.
(1) Cash and bank deposits; (2) Cash and bank deposits in trust, (3) Short-term debt
As these are settled within a short period of time, the fair value is approximately the same as the book value and is thus stated at that book value.
(4) Current portion of long-term debt; (6) Long-term debt
As long-term debt with floating interest rates reflect market interest rates within a short period of time, the fair value is thought to be approximately the same as the book value and is thus stated at that book value (However, the fair value of long-term debt with floating interest rates that are subject to special treatment for interest-rate swaps (please refer to “Notes on Derivative Transactions” later in this report) is based on the method of calculating by discounting the sum total amount of principal and interest accounted for as one transaction together with the concerned interest-rate swap by the interest rate that is reasonably estimated as being applicable in the event of drawdown of a similar debt financing.). In addition, the fair value of long-term debt with fixed interest rates is calculated based on the method of calculating by discounting the sum total amount of principal and interest by the interest rate that is reasonably estimated as being applicable in the event of drawdown of a similar debt financing.
(5) Investment corporation bonds
The fair value of investment corporation bonds issued by NMF is determined based on their market prices.
(7) Derivative transactions
① Transactions subject not to hedge accounting: Not applicable.

② Transactions subject to hedge accounting：The following is the contract amount or the amount equivalent to the principal provided in the contract, etc. as of the date of settlement of accounts for each method of hedge accounting.

 (Unit: thousands of yen)
Method of hedge accounting	Type of derivative transaction	Main hedged item	Contract amount		Fair value	Method for calculating fair value
				Due after 1 year
Special treatment for interest-rate swaps	Interest-rate swap transaction Floating receivable Fixed payable	Long-term debt	72,425,100	72,382,300	*

*Since the derivative financial instruments qualifying for the special treatment of interest-rate swaps are accounted for as one transaction together with their hedged item, long-term debt, the fair value of these derivatives is included in that of related long-term debt (see (Note 2) (4) and (6) above).

(Note 3) Financial instruments for which fair value is deemed extremely difficult to determine
                                               (Unit: thousands of yen)
Type of asset	Carrying amount
Investment securities	463,151

* Investment securities (ownership interests in a silent partnership) do not have a readily available market price and reasonable estimates of cash flows from the underlying properties cannot be made, so the fair value is deemed extremely difficult to determine. Accordingly, they are excluded from fair value disclosures

(Note 4)	Amount of redemption of monetary claims scheduled to be due after the date of settlement of accounts
 (Unit: thousands of yen)
	Due within 1 year	Due after 1 year, within 2 years	Due after 2 years, within 3 years	Due after 3 years, within 4 years	Due after 4 years, within 5 years	Due after 5 years
Cash and bank deposits	12,486,260	－	－	－	－	－
Cash and bank deposits in trust	6,333,926	－	－	－	－	－
Total	18,820,187	－	－	－	－	－

(Note 5)	Amount of repayment of investment corporation bonds, long-term debt and other interest-bearing liabilities scheduled to be due after the date of settlement of accounts
 (Unit: thousands of yen)
	Due within 1 year	Due after 1 year, within 2 years	Due after 2 years, within 3 years	Due after 3 years, within 4 years	Due after 4 years, within 5 years	Due after 5 years
Short-term debt	4,000,000	－	－	－	－	－
Investment corporation bonds	－	－	－	－	－	3,000,000
Long-term debt	85,600	13,085,600	6,085,600	18,985,600	14,085,600	39,822,200
Total	4,085,600	13,085,600	6,085,600	18,985,600	14,085,600	42,822,200

〔Notes on Investment and Rental Properties〕
Previous period (from March 1, 2014 to August 31, 2014) (Reference)

NMF owns leasable logistics facilities and leasable retail facilities (including land) in Greater Tokyo area and other areas for the purpose of earning revenue from leasing.
The following are the carrying amount, amount of increase (decrease) during the fiscal period and fair value of these investment and rental properties as of August 31, 2014.
(Unit: thousands of yen)
Carrying amount			Fair value at end of period
Balance at beginning of period	Amount of increase (decrease) during period	Balance at end of period
239,044,901	(836,981	238,207,919	257,123,000
(Note 1)	Carrying amount is the amount of cost of acquisition, less accumulated depreciation.
(Note 2)	Of the amount of increase (decrease) in investment and rental properties, the amount of decrease is depreciation (1,535,675 thousand yen).
(Note 3)	Fair value at the end of the period is the appraisal value or investigation value found by an outside real estate appraiser.

The income (loss) in the 3rd fiscal period ended August 31, 2014 for investment and rental properties is as presented in “Notes to Statement of Income and Retained Earnings” earlier in this report.

Current period (from September 1, 2014 to February 28, 2015)

NMF owns leasable logistics facilities and leasable retail facilities (including land) in Greater Tokyo area and other areas for the purpose of earning revenue from leasing.
The following are the carrying amount, amount of increase (decrease) during the fiscal period and fair value of these investment and rental properties as of February 28, 2015.
 (Unit: thousands of yen)
Carrying amount			Fair value at end of period
Balance at beginning of period	Amount of increase (decrease) during period	Balance at end of period
238,207,919	16,627,599	254,835,518	280,180,000
(Note 1)	Carrying amount is the amount of cost of acquisition, less accumulated depreciation.
(Note 2)
The amount of increase during current period is mainly attributable to acquisition of Universal CityWalk Osaka™ (15,961,434 thousand yen) and Kawasaki More’s (2,110,212 thousand yen) and decrease during current period is depreciation (1,705,224 thousand yen).

(Note 3)
Fair value at the end of the period is the appraisal value or investigation value found by an outside real estate appraiser. However, the scheduled transferred price for the Mitsubishi Motors Ibaraki Maintenance Center is used for the fair value at the end of period.

The income (loss) in the 4th fiscal period ended February 28, 2015 for investment and rental properties is as presented in “Notes to Statement of Income and Retained Earnings” earlier in this report.

〔Notes on Related-Party Transactions〕
Previous period (from March 1, 2014 to August 31, 2014) (Reference)
Attribution	Name of related party	Business or occupation	Ratio of the number of units held in the total units issued (%)	Detail of transaction (Note)	Transaction amount (thousands of yen)	Item	Period-end balance (thousands of yen)
Asset custodian	Sumitomo Mitsui Trust Bank, Limited	Bank and trust services	－	－	－	Long-term debt	6,800,000
				Interest expenses	18,621	Accrued expenses	505
				Loan arrangement fees	6,434	Prepaid expenses	12,763
						Long-term prepaid expenses	35,486
(Note) Transaction terms have been determined after negotiating amounts based on actual conditions of the market.

Current period (from September 1, 2014 to February 28, 2015)
Attribution	Name of related party	Business or occupation	Ratio of the number of units held in the total units issued (%)	Detail of transaction (Note)	Transaction amount (thousands of yen)	Item	Period-end balance (thousands of yen)
Asset custodian	Sumitomo Mitsui Trust Bank, Limited	Bank and trust services	－	－	－	Long-term debt	8,350,000
				Interest expenses	20,374	Accrued expenses	233
				Loan arrangement fees	6,855	Prepaid expenses	14,349
						Long-term prepaid expenses	34,321
(Note) Transaction terms have been determined after negotiating amounts based on actual conditions of the market.

〔Notes on Per Unit Information〕
Previous period (Reference) From March 1, 2014 To August 31, 2014	Current period From September 1, 2014 To February 28, 2015

Net assets per unit　　　　　　　　　 99,204 yen
Net income per unit　　　　　　　　   　2,450 yen

Net income per unit is calculated by dividing net income by the average number of investment units during the period.
In addition, the diluted net income per unit is not stated, since there are no diluted investment units

Net assets per unit　　　　　　　　　 99,244 yen
Net income per unit　　　　　　　　       2,489 yen

Net income per unit is calculated by dividing net income by the average number of investment units during the period.
In addition, the diluted net income per unit is not stated, since there are no diluted investment units

(Note) The following is the basis for calculation of net income per unit.
Previous period (Reference) From March 1, 2014 To August 31, 2014		Current period From September 1, 2014 To February 28, 2015
Net income (thousand yen)	4,079,991	Net income (thousand yen)	4,145,779
Amount not attributable to ordinary unitholders (thousand yen)	－	Amount not attributable to ordinary unitholders (thousand yen)	－
Net income attributable to ordinary investment units (thousand yen)	4,079,991	Net income attributable to ordinary investment units (thousand yen)	4,145,779
Average number of investment units during period (units)	1,665,260	Average number of investment units during period (units)	1,665,260

〔Notes on Significant Subsequent Events〕
Previous period (Reference) From March 1, 2014 To August 31, 2014	Current period From September 1, 2014 To February 28, 2015
Not applicable.
1. Transfer of the asset
Nomura Real Estate Asset Management Co., Ltd., the asset management company for the Fund, has determined the transfer of “Mitsubishi Motors Ibaraki Maintenance Center” on April 7, 2015, after the end of 4th fiscal period (February 28, 2015).

・Name of the asset: Mitsubishi Motors Ibaraki Maintenance Center
・Type of Asset: Trust beneficiary interest in mainly real estate
・Scheduled Date of Agreement: April 30, 2015
・Scheduled Transfer Date: Early September, 2015
・Scheduled Transfer Price: 1,133,000 thousand yen
・Transferee: Japanese General Operating Company
・Impact on Earnings: The Fund is scheduled to record around ¥240 million of transfer profit (including miscellaneous expenses) as Operating Revenues on 6th fiscal period (from September 1, 2015 to February 29, 2016).

VI. Statement of Cash Distributions

Fiscal Period Item	Previous period (Reference) From March 1, 2014 To August 31, 2014	Current period From September 1, 2014 To February 28, 2015
I. Retained earnings at end of period	4,080,846,607 yen	4,146,739,268 yen
II. Amount of distributions	4,079,887,000 yen	4,146,497,400 yen
(Amount of distributions per investment unit)	(2,450 yen)	(2,490 yen)
III. Retained earnings brought forward	959,607 yen	241,868 yen
Calculating method for distribution amount
Pursuant to the policy that “distributions shall be in excess of an amount equivalent to 90% of NMF’s amount of earnings available for distribution as prescribed in Article 67-15, Paragraph 1 of the Act on Special Measures Concerning Taxation” as provided in Article 36, Paragraph 1, Item 2 of NMF’s Articles of Incorporation, NMF decided to distribute almost the entire amount of retained earnings. Accordingly, NMF declared distributions of earnings of 4,079,887,000 yen. NMF will not distribute cash in excess of earnings as provided in Article 36, Paragraph 2 of the Articles of Incorporation.

Pursuant to the policy that “distributions shall be in excess of an amount equivalent to 90% of NMF’s amount of earnings available for distribution as prescribed in Article 67-15, Paragraph 1 of the Act on Special Measures Concerning Taxation” as provided in Article 36, Paragraph 1, Item 2 of NMF’s Articles of Incorporation, NMF decided to distribute almost the entire amount of retained earnings. Accordingly, NMF declared distributions of earnings of 4,146,497,400 yen. NMF will not distribute cash in excess of earnings as provided in Article 36, Paragraph 2 of the Articles of Incorporation

VII. Statement of Cash Flows (Reference information)
(Unit: thousands of yen)
	Previous period (Reference) From March 1, 2014 To March 31, 2014	Current period From September 1, 2014 To February 28, 2015
Cash flows from operating activities
Income before income taxes	4,081,230	4,146,526
Depreciation	1,537,049	1,706,847
Amortization of investment corporation bond issuance costs	－	1,143
Interest income	(1,708)	(1,790)
Interest expenses	443,425	482,774
Decrease (increase) in rental receivables	(111,532)	12,963
Decrease (increase) in prepaid expenses	(39,190)	(32,035)
Decrease (increase) in consumption taxes receivable	－	(571,565)
Decrease (increase) in long-term prepaid expenses	(719)	25,989
Decrease (increase) in long-term deposits	－	(50,000)
Increase (decrease) in trade accounts payable	78,312	85,472
Increase (decrease) in other accounts payable	7,575	(4,822)
Increase (decrease) in accrued consumption taxes	96,409	(275,528)
Increase (decrease) in rent received in advance	22,383	27,519
Other	(25,457)	(45,631)
Subtotal	6,087,777	5,507,862
Interest received	1,708	1,790
Interest paid	(428,989)	(481,052)
Income taxes paid	(1,682)	(3,844)
Net cash provided by (used in) operating activities	5,658,814	5,024,754
Cash flows from investing activities
Payments for purchase of property and equipment	(23,225)	(6,375)
Payments for purchase of property and equipment in trust	(651,166)	(18,351,735)
Payments for purchase of intangible assets	(2,677)	－
Payments for purchase of intangible assets in trust	(423)	(4,489)
Purchases of investment securities	(511,356)	－
Proceeds from withdrawal of investment securities	23,883	24,321
Reimbursement of security deposits to tenants	(175)	－
Proceeds from security deposits from tenants	14,445	－
Reimbursement of security deposits to tenants in trust	(78,994)	(75,226)
Proceeds from security deposits from tenants in trust	88,243	960,736
Payments for security deposits	－	(29,968)
Net cash provided by (used in) investing activities	(1,141,448)	(17,482,737)
Cash flows from financing activities
Proceeds from short-term debt	－	7,000,000
Repayment of short-term debt	(16,500,000)	(3,000,000)
Proceeds from long-term debt	12,500,000	11,800,000
Repayment of long-term debt	(42,800)	(42,800)
Proceeds from issuance of investment corporation bonds	－	3,000,000
Payments of investment corporation bonds issuance costs	－	(27,670)
Distributions to unitholders	(4,835,718)	(4,079,025)
Net cash provided by (used in) financing activities	(8,878,518)	14,650,504
Net increase (decrease) in cash and cash equivalents	(4,361,152)	2,192,520
Cash and cash equivalents at beginning of period	20,988,819	16,627,667
Cash and cash equivalents at end of period	*1 16,627,667	*1 18,820,187

(Note)
The statement of cash flows is prepared based on “Ordinance on the Terminology, Forms, and Preparation Methods of Financial Statements, etc.” (Ordinance of the Ministry of Finance No. 59 of 1963) and presented as reference. Since the statement of cash flows is not subject to auditing by an accounting auditor under Article 130 of Investment Trust Act, it has not been audited by an accounting auditor.

〔Notes on Matters Concerning Significant Accounting Policies〕(Reference information)
Fiscal Period Item	Previous period (Reference) From March 1, 2014 To August 31, 2014	Current period From September 1, 2014 To February 28, 2015
Scope of funds (cash and cash equivalents) in statements of cash flows
The funds (cash and cash equivalents) in statements of cash flows consist of cash on hand and cash in trust; deposits and deposits in trust that can be withdrawn at any time; and short-term investments with a maturity of 3 months or less from the date of acquisition, which are readily convertible to cash and bear only an insignificant risk of price fluctuation.

The funds (cash and cash equivalents) in statements of cash flows consist of cash on hand and cash in trust; deposits and deposits in trust that can be withdrawn at any time; and short-term investments with a maturity of 3 months or less from the date of acquisition, which are readily convertible to cash and bear only an insignificant risk of price fluctuation.

〔Notes to Statement of Cash Flows〕(Reference information)
Previous period (Reference) From March 1, 2014 To August 31, 2014		Current period From September 1, 2014 To February 28, 2015
*1. Reconciliation of cash and cash equivalents at end of period to balance sheet accounts (As of August 31, 2014)		*1. Reconciliation of cash and cash equivalents at end of period to balance sheet accounts (As of February 28, 2015)
(Unit: thousands of yen)		(Unit: thousands of yen)

Cash and bank deposits	11,339,370	Cash and bank deposits	12,486,260
Cash and bank deposits in trust	5,288,296	Cash and bank deposits in trust	6,333,926
Cash and cash equivalents	16,627,667	Cash and cash equivalents	18,820,187